CHOATE

CHOATE HALL & STEWART



August 16, 2006

VIA OVERNIGHT MAIL

James W. Hackett, Jr.
(617) 248-2133
jhackett@choate.com

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Tele Atlas N.V. (SEC File No. 082-34940)--Rule 12g3-2(b) Information

SUPPL

Ladies and Gentlemen:

Tele Atlas N.V. (the "Company"), a public company in Germany with limited liability incorporated under the laws of The Netherlands, SEC File No. 082-34940, is exempt from the registration requirements of Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) (the "Rule") under the Exchange Act. On behalf of the Company, we hereby furnish the information enclosed herewith pursuant to the Rule. Appendix A to this letter sets forth a list of such information and the dates on which each item was filed or made public.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please acknowledge receipt by stamping and returning the enclosed copy of this letter in the envelope provided for your convenience.

If you have any questions, please do not hesitate to contact the undersigned at (617) 248-2133.

Sincerely,

James W. Hackett, Jr.

dw 8/22

cc: Scott N. Semel (w/o encl.)
Stefan Wiezer (w/o encl.)
David J. Brown (w/o encl.)

Two International Place | Boston MA 02110 | t 617-248-5000 | f 617-248-4000 | choate.com

Appendix A

Materials filed at the trade register in 's-Hertogenbosch since November 7, 2005

Document	Dated	Filing Date
Tele Atlas NV Annual Accounts 2005	31-12-2005	12-06-2006
Tele Atlas NV Articles of Association (translated from the Dutch version)	22-11-2005	22-11-2005

Material made public since November 7, 2005

Document	Date
Tele Atlas Highlights Spatial Data Leadershiup at ERSI User Conference 2006	07 Aug 2006
Tele Atlas Delivers European Map Database Tailored To ESRI's Smart Data Compression Specifications	07 Aug 2006
Tele Atlas and Wcities Sign Reseller Agreement	02 Aug 2006
Tele Atlas and ESRI Announce Education User Conference Scholarship Winners	01 Aug 2006
Tele Atlas Adds McDonald's to Expand Roster of Nearly 100 Brand Icons	31 Jul 2006
Tele Atlas Reports 60 Million Euro Revenue For Second Quarter 2006	28 Jul 2006
Tele Atlas Change Management Expert Presents at Annual Group 1 Software User Conference	26 Jul 2006
Tele Atlas Adds Speed Camera Data To Digital Maps Covering Seven European Countries	24 Jul 2006
MAD Maps, Inc. Introduces Its "Get Outta Town" Map Series	17 Jul 2006
Crutchfield's New Online GPS Demo Shows Latest Features of the Hottest Navigation Tools; Consumers Get Hands-On Look at Ease and Usefulness of Today's GPS Systems	12 Jul 2006
IBM Embedded Speech Technology to Drive Pioneer In-Car Navigation System	29 Jun 2006
Tele Atlas/Logistics Selected As Best Commercial Vehicle Application At The 2006 Telematics Update Awards	02 Jun 2006
Tele Atlas Appoints Brad Steer As Senior Vice President of Sales, North America	01 Jun 2006
TeleNav Selects Tele Atlas for High Quality North American and European Maps	31 May 2006
Tele Atlas and ESRI Offer Scholarships for 2006 ESRI Education User Conference	31 May 2006
Tele Atlas and AvMap extend their partnership by three more years	29 May 2006
Tele Atlas Acquires Digital Map Data of Mexico; Expands In-Country Operations	23 May 2006
Tele Atlas announces signing of new European headquarters	19 May 2006
Tele Atlas' Voice Enabled Maps Available on Market Leading In-Car and Portable Navigation	17 May 2006
Announcement Annual General Meeting 2006	17 May 2006
Tele Atlas Launches DeveloperLink(sm) Program	15 May 2006
Tele Atlas and Inrix Expand Partnership to Speed Delivery of Next-Generation Traffic Services	08 May 2006
Pioneer Chooses Tele Atlas To Power the World Leading In Car Navigation Systems	03 May 2006
Tele Atlas Reports 40% Revenue Growth For First Quarter 2006	27 Apr 2006
Tele Atlas Delivers Real-Time Traffic Data for Cingular Customers	05 Apr 2006
Tele Atlas Highlights Wireless Delivery of Location Data At CTIA Wireless 2006	04 Apr 2006
Tele Atlas Opens Global Crossroads Office in Boston	04 Apr 2006
Tele Atlas provides map data to Telargo in order to optimize fleet routes	09 Mar 2006
Tele Atlas helps football fans find more at the World Cup	09 Mar 2006
Mio Technology Ltd. Partners With Tele Atlas for High Quality Maps	09 Mar 2006
Tele Atlas Appoints Mark Steele Chief Operating Officer: Asia, Middle East, Africa	08 Mar 2006
Tele Atlas reports continued strong revenue growth and strong EBITDA result	02 Mar 2006
Tele Atlas and Skyhook Wireless Announce Agreement	03 Jan 2006
Tele Atlas And Personal Navigation Device Partners Make Their Mark At CES	27 Dec 2005
Christiaan De Backer, new Global Information Technology Vice President at Tele Atlas	21 Dec 2005
Tele Atlas Delivers StreetMap Premium for ESRI's ArcGIS Applications	07 Dec 2005
Tele Atlas Launches Famous Landmarks in World's First 3D Navigation Maps	05 Dec 2005

Materials filed with the Frankfurt Stock exchange since November 7, 2005

	Dated	Filing Date
Ad hoc Releases (Summaries of Materials Press Releases under the supervision of the German stock exchange authorities)		
Tele Atlas announces Global offering of up to 25 million shares	08-11-2005	08-11-2005
Tele Atlas completes share offering and listing	18-11-2005	18-11-2005
Tele Atlas underwriters' option exercised	24-11-2005	24-11-2005
Tele Atlas NV Annual Report	02-03-2006	02-03-2006
Tele Atlas reports continued strong revenue growth in 2005 and a strong EBITDA result	02-03-2006	02-03-2006
Q1 2006 Interim Report	27-04-2006	27-04-2006
Tele Atlas reports continued revenue growth and a strong improvement in EBITDA in the first Quarter 2006	27-04-2006	27-04-2006
Q2 2006 Interim Report	28-07-2006	28-07-2006
Tele Atlas reports € 60 million revenue for second Quarter 2006 Company reiterates 2006 revenue and Adjusted EBITDA guidance	28-07-2006	28-07-2006

Materials filed with the AFM since November 7, 2005

Document	**Dated**	**Filing Date**
Tele Atlas completes share offering and listing	18-11-2005	18-11-2005
Tele Atlas underwriters' option exercised	24-11-2005	24-11-2005
Tele Atlas reports continued strong revenue growth and strong EBITDA result	02-03-2006	02-03-2006
Q1 2006 Interim Report	27-04-2006	27-04-2006
Tele Atlas reports 40% Revenue Growth for first Quarter 2006	27-04-2006	27-04-2006
Q2 2006 Interim Report	28-07-2006	28-07-2006
Tele Atlas reports 60 million Euro revenue for second Quarter 2006	28-07-2006	28-07-2006



Tele Atlas Annual Report 2005


SEC MAIL
PROCESSING
RECEIVED
AUG 17 2006
WASH. D.C.
213
SECTION

Reitscheweg 7F
NL-5232 BX 's-Hertogenbosch
The Netherlands

Phone: +31 73 640 21 21
Fax: +31 73 640 21 22
E-mail: investor.relations@teleatlas.com
Tele Atlas on the Internet: www.teleatlas.com


Tele Atlas

CONTENTS



Tele Atlas Profile

Tele Atlas is a global leader in digital map data and dynamic content. Our comprehensive database serves as the foundation for many of the world's most important geographic solutions, including personal navigation, automotive navigation applications, and geographic applications in the enterprise and public sector market, such as utility and facility management, land use planning, fleet management, and logistics and environmental analysis and management. In addition, Tele Atlas maps provide coverage of 19.4 million kilometers of roadway in 37 countries, including nearly 20 million global points of interest (POIs) reaching over 350 million addresses and people in Europe and 300 million in North America.
Tele Atlas does not develop consumer-based applications; instead, we collaborate with a growing number of leading mobile application and device partners, helping them build their businesses by delivering the most up-to-date geographic content available so their customers can quickly and easily find people, places, products and services. We also work with organizations responsible for some of the world's most critical emergency, business fleet, and infrastructure service applications. These providers are enabled by our map data and dynamic content to help their users quickly deliver life-saving services, and to help their organizations maintain business-critical operations. Our partners depend on Tele Atlas' digital map data, POIs, and dynamic content to deliver valuable products and services in a timely and cost-effective manner.

In 2005, Tele Atlas realized revenues of €200 million. As of December 2005, the Company employed more than 2,300 full-time staff and contract cartographers. Tele Atlas is headquartered in 's-Hertogenbosch, The Netherlands, with offices in 20 countries around the world. The Company is listed on the Euronext Amsterdam Exchange as well as on the Frankfurt Stock Exchange, where it is a component of the TecDax index.

Key figures

(in millions of euros except for per share information and average number of employees)	2005	2004 [3]	2003	2002	2001
Sales revenues	200.1	127.7	86.5	78.3	70.9
Adjusted EBITDA [1]	14.7	(22.5)	(45.5)	(49.6)	(62.4)
Operating result (EBIT)[2]	(24.2)	(7.5)	(85.7) [4]	(19.0)	(24.2)
Net result[2]	(21.6)	(5.8)	(87.3) [4]	(18.6)	(18.9)
Average number of employees	1,329	1,904	1,865	1,819	1,700
Earnings per share	(0.49)	(0.13)	(2.31)	(0.49)	(0.50)

[1]) Adjusted EBITDA is the Operating result before capitalization, depreciation and amortization and costs related to IFRS 2 Share Based Payments.

[2]) The result in 2004 and 2005 reflects the result from continuing operations and therefore excludes the result of Tele Atlas India, which was sold in March 2005.

[3]) Results of GDT were included as of acquisition date (July 2004)

[4]) Including impairment charge of €62.0 million


Tele Atlas

Information for shareholders

Tele Atlas' investor relations policy is designed to inform shareholders as fully as possible of the Company's performance. This Annual Report is an expression of that policy. All relevant information, such as quarterly and annual figures, press releases and background information, is also available on the Company's website, www.teleatlas.com. For institutional investors, banks, brokers and their associates, Tele Atlas organizes regular road shows and other informative meetings. The Investor Relations Manager welcomes direct questions from investors and their advisers; call: +31 640 21 60 or e-mail: investor.relations@teleatlas.com

In November 2005 Tele Atlas successfully completed an offering of around 29 million of its ordinary shares at Euronext Amsterdam in addition to its existing listing at the Frankfurt Stock Exchange. The free float of the company increased significantly from 21% to 51% of shares outstanding. The Offering comprised a sale of around 7 million new shares by Tele Atlas and a sale of over 21 million existing shares by the selling shareholders: IAM, Oak Investment Partners, New Enterprise Associates (NEA), Robert Bosch, Meritech, TeleSoft Partners and Stanford University.

In Germany Tele Atlas was included in the TecDax index in 2005 putting the company among the 30 best-performing Technology stocks at the Frankfurt Stock Exchange.

Investor Relations, contact persons and telephone numbers
Hardie Morgan (CFO): tel. +31 73 640 21 60
Jasper Vredegoor (Investor Relations): tel. +31 73 640 21 60

Stock Exchange listing

Geregelter Markt Frankfurt;
Prime Standard/TecDax
Ticker TA6

Euronext Amsterdam
Ticker TA

ISIN: NL0000233948
WKN: 927101

Dividend policy and dividend proposal
Tele Atlas currently has no plans to distribute a dividend.

Statement on insider dealing
Tele Atlas has drawn up internal regulations governing the trade in Tele Atlas shares by members of staff. They are based on the model regulations issued by the Securities Board of The Netherlands.


Tele Atlas

Report of the Supervisory Board

Tele Atlas had a very good year with impressive sales growth and a successful offering of its shares on the Euronext Amsterdam Exchange. We are very pleased with the progress made by the Company in 2005. We hereby present the Annual Report 2005 of Tele Atlas N.V. as prepared by the Management Board. The Consolidated Financial Statements included in this Annual Report have been audited by and discussed with Ernst & Young Accountants. Their unqualified report is included on page 68 of the Annual Report. We propose that the shareholders approve the Annual Report 2005 and the treatment of the result contained therein. In accordance with Article 16 of the Company's articles of association, approval will serve to endorse the Management Board's conduct of the Company's affairs and the supervision exercised by the members of the Supervisory Board.

Supervision

Our Supervisory Board held six meetings in 2005, which were also attended by members of the Management Board. Important topics in 2005 were: (i) the Company's strategy, its implementation and the associated risks; (ii) the offering of shares on the Euronext Amsterdam Exchange (iii) the corporate governance of the Company; and, (iv) the commercial and technical development and the financial performance and position of the company.

The Company's strategy was discussed by the Board in several informal sessions with the Company's senior management team. The Company is operating in a fast changing environment and the strategy of the company and the implementation of this strategy were discussed in depth.

The offering of ordinary shares on Euronext Amsterdam which is in addition to the already existing listing on the Frankfurt Stock Exchange was an important event for the Company. The transaction, which included a secondary offering by existing shareholders, was subject of a number of Board discussions.

The Board also discussed the corporate governance structure of the Company on several occasions. The Board attaches great importance to corporate governance as an important path to increased shareholder value. While Tele Atlas' corporate governance structure complies with the principles of Dutch law, the corporate governance structure of the Company has historically been more geared to the interests of shareholders as a result of the financing by a consortium of private shareholders in 2004 and deviates in a number of respects from the principles and best practice provisions that are laid down in the Dutch Corporate Governance Code ("Tabaksblat"). In connection with the Euronext Amsterdam listing several significant changes were made in the Company's governance structure to bring it closer into line with the Tabaksblat code. A detailed report on corporate governance, the changes made in 2005 and the deviations from the Tabaksblat code are set out on pages 10 to 15 of this Annual Report.

The Board also met in the absence of the Management Board to discuss the functioning of both the Management Board and Supervisory Boards and we concluded that we are satisfied with the performance of both.

Changes

At the Annual General Shareholder Meeting on June 1, 2006, Mr. von Hebel will step down as a member of the Supervisory Board. Mr. von Hebel represented our shareholder Robert Bosch GmbH, who significantly reduced its share with the offering on the Euronext Amsterdam Exchange in November 2005.


Tele Atlas

The Supervisory Board will put a proposal on the agenda of the Annual General Shareholder Meeting for the appointment of a new member of the Supervisory Board.

Audit Committee

The Audit Committee met on four occasions during the year to perform its primary tasks of discussing the quarterly reports and Annual Report as well as discussing internal risk management and internal control systems. Also, the Audit Committee discussed the audit engagement and the result of the audit with the auditors. The Audit Committee was assigned the task of making a recommendation on the conversion of a contingent loan held by shareholder International Asset Management (IAM) into ordinary shares. In connection with this matter, the committee met several additional times without the presence of IAM representative, Mr. Tjaden, to formulate its recommendation on the conversion. This transaction, which was approved by the Supervisory Board on May 10, 2005, is more fully described in Note 20 of the Financial Statements.

Remuneration Committee

The remuneration of the Management Board and the Company's stock option plan were discussed by the Remuneration Committee, which met on 4 occasions in 2005. A detailed remuneration report is provided on pages 16 to 20 of the Annual Report.

We wish to thank the Management Board and all members of staff for their hard work in the past year.

's-Hertogenbosch, The Netherlands,
February 28, 2006
Tele Atlas Supervisory Board
Professor Wim Dik, Chairman



Statement from the Management Board

A transformative year

The year 2005 was an important one for Tele Atlas. We laid the foundation for the coming years both in Europe and North America. We completed our executive management team, continued the integration of the GDT and Tele Atlas databases, built our financial strength, invested heavily in our sales and marketing efforts and developed a strategy that will ensure that we keep a strong foothold in the key emerging growth market of personal navigation.

We made significant progress in combining the data sets and operations of Tele Atlas North America and Geographic Data Technology (GDT) following our 2004 acquisition of GDT. We are currently in the final stages of integrating the GDT database with our North American database to create what we believe will be a North America digital map of the highest quality and coverage. We have integrated into our data collection process GDT's unique data compilation method, using over 50,000 resources worldwide to detect, integrate, and test changes in the road network – which is faster and more cost effective than traditional field survey methods alone. For the North American market, we rolled out the mobile mapping technology that we broadly adopted in Europe during 2004. This technology, which uses a van equipped with sophisticated electronics and six cameras, greatly improves the efficiency and accuracy of field data collection. In Europe, Tele Atlas received certification to ISO's TS 16949:2002 Automotive Standard, becoming the first geographic content provider to receive this certification for the complete process of designing, developing and producing map data. Combined with our previous ISO 9001:2000 certification in North America, this makes us the first digital map provider with ISO certification over its entire global data production process.

During 2005, we also transferred its Indian operations to long-term service provider Infotech Enterprises Ltd., boosting our mapping flexibility and capacity, and positioning Tele Atlas to take greater advantage of its recent advances in data collection and production.

Finally, the Company continued to expand its position in key business segments. We implemented programs with key North American and European electronics retailers designed to increase the visibility of personal navigation products in the retail channel, and launched an initiative that encourages automotive manufacturers to add personal navigation units as an option for consumers purchasing vehicles.

During 2005 the Company deepened its commitment to its partners. The past year saw record-breaking attendance at our US and European partner conferences, where we announced the launch of Tele Atlas PartnerLinkSM, a global extranet that provides our partners with tools and resources to help them maximize their relationship with Tele Atlas and grow their businesses. Shortly after the close of the year, Tele Atlas showcased some of its best personal navigation partners at 3GSM in Barcelona and the Consumer Electronics Show in Las Vegas.

Strong results

We ended 2005 with €200.1 million in sales revenues, up 57% from 2004 sales of €127.7 million. We are proud to report that growth was realized in all of our major market segments in both Europe and North America with our major segments personal navigation and automotive navigation growing by an impressive 87% and 43% respectively. Our Adjusted EBITDA[1] improved to a profit of €14.7 million from a loss of €22.5 million in 2004. The Company believes that Adjusted EBITDA provides the best measurement of the company's performance as it eliminates the impact of

[1] Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS-based payments



the large variations in non-cash expense items the company has experienced since 2004. Cash operating expenses increased by 23% to €185.3 million from €150.2 million as we continue to invest in building a strong sales and marketing organization, work on the integration of the two databases in North America and invest in ever better and fresher maps. Cash flow from operating activities improved to a cash inflow of €18.1 million in 2005 from a cash outflow of €30.0 million in 2004 due to the improved Adjusted EBITDA and strong working capital management.

Diverse markets

The past year we experienced growth in all of our major market segments. In the personal navigation market, our partners – including such industry leaders as TomTom, Mitec, ViaMichelin, Destinator Technologies, gate5, Wayfinder, TeleType, Cobra, Pharos and Navman – introduced a variety of new devices during the year that fueled growth. We supported these partners by continuing to focus marketing resources on the European and North American retail channels to drive consumer adoption of personal navigation devices.

The automotive navigation market, currently characterized by low penetration rates and healthy consumer demand, represents a significant growth opportunity for Tele Atlas. Our relationships with industry-leading automotive navigation partners such as Blaupunkt, Harman/Becker, Pioneer, and Siemens VDO, and DENSO and Pioneer in North America, put us in a strong position to take advantage of this growth in demand.

We also experienced strong growth in the enterprise/public sector market in 2005 as we both expanded the number of Tele Atlas customers in the segment and increased sales to our existing customers. In addition to purchasing our data, enterprise/public sector customers also serve as an important source of information on changes to the road network.

While the Internet market currently represents a relatively small source of revenue for Tele Atlas, the rapid introduction of new mapping products among Internet companies leads us to believe that this segment will become increasingly important in the future. With partners like Google, Yahoo!, Mappy, ViaMichelin, Map24, MultiMap, A9 and MSN, Tele Atlas enjoys a strong position in this market.

A stronger portfolio

During the past fiscal year, Tele Atlas announced a variety of important product and technology enhancements. We strengthened our Premium POI (Points of Interest) program, which provides millions of validated and accurately located POIs, introduced more three-dimensional landmarks, and launched our Brand Icon program, which gives users of Tele Atlas-powered solutions the ability to quickly and accurately identify popular POIs by brand. In addition, the new Point Address capability within our database pinpoints street addresses to a physical building, site, or parcel, allowing developers to greatly enhance the value and usefulness of their geolocation and navigation products. Tele Atlas has also developed truck routing database capabilities for the US and Canada that help truckers plan safe and efficient routes.

In October, we acquired our mobile mapping partner, Warsaw-based PPWK GeoInvent, whose innovative systems allow us to collect information about specific road details and actual images of streets, storefronts, road signs and complex intersections faster than with traditional field data collection methods. This acquisition will further strengthen the quality, coverage and accuracy of our database. We also continued expanding our coverage into new markets, with additional coverage in Eastern Europe, Russia and Turkey. In the Asia-Pacific and Middle-East region, Tele Atlas further expanded its existing map coverage in Singapore and Hong Kong with map data coverage in the United Arab Emirates as well as Malaysia. A map data partnership was signed in Thailand that will result in first product releases



in the course of 2006. Through its Joint Venture in China, Navigation Information Co., Tele Atlas started also its first product offerings for China. The technology license partner in Australia, Sensis, that supplies map data products in the standard Tele Atlas product formats, expanded its existing map data coverage to include also New Zealand.

A solid financial foundation

Tele Atlas completed a follow-on share offering on the Euronext Amsterdam Exchange in November. The new listing, which is in addition to our listing on the Frankfurt Exchange, allowed us to list Tele Atlas in its home market, increase the liquidity of the Company's stock, raise capital to fund future growth initiatives, and enhance the Company's profile in the financial community. The offering totaled €537 million, before deduction of offering costs, of which €403 million was from the sale of shares by selling shareholders and €134 million was from the sale of new ordinary shares by the Company. The Company's proceeds are to be used for general corporate purposes including acquisition of companies with map data in territories where we plan to expand; acquisition or investment in businesses, products or technologies that complement our core business and our core technology; and as working capital. As a result of the increased liquidity resulting from this transaction, the number of financial analysts following the Company has grown from 4 to 13, leading to increased exposure for Tele Atlas in the financial markets. Due to the Company's strong share price performance, Tele Atlas has also been promoted to the TecDax, which ranks the 30 top-performing technology companies on the Frankfurt Stock Exchange. Thanks to excellent performance, the inclusion in the TecDax and the new listing, the company's market capitalization grew by over €1.0 billion to over €2.0 billion in 2005.

Corporate governance

Tele Atlas has been listed on the Frankfurt Stock Exchange since 2000 and is since November 2005 also listed on the Euronext Amsterdam Exchange. Our corporate seat is in the Netherlands and we therefore follow the Dutch corporate governance code. Tele Atlas attaches great importance to corporate governance as an important path to increased shareholder value. Today we do not fully comply with the Dutch corporate governance code ("Tabaksblat"), largely as a result of the governance structure put in place in connection with the funding we received in 2004 by a group of private investors. During 2005 we made several significant changes to bring us closer to compliance with the Tabaksblat code and we will continue to eliminate many of the remaining differences in the coming few years. We refer to pages 10 to 15 for more information on this topic.

Well-positioned for the future

The digital mapping industry has continued to benefit from rapid and pervasive technological enhancements. GPS chips are more powerful, color displays more functional – and both are less expensive and require less power to operate than ever before. Wireless broadband continues to grow in speed and coverage. This has fueled a wave of innovation, allowing Tele Atlas' partners to deliver digital maps through a new class of mobile devices that include smart phones, personal digital assistants (PDAs), and dedicated personal navigation systems. Advancements in point of interest (POI) availability, Internet search, dynamic content, and speech enablement have resulted in digital maps that are richer and more useful.

Tele Atlas will continue to invest in enhancing the coverage, content and quality of its database. We'll improve the accuracy and timeliness of our maps through innovations such as mobile mapping and our innovative compilation method, and will provide greater content richness by partnering with leading data providers.

Outlook

Based on the results of 2005 and our current expectations for 2006 and in the absence of unforeseen circumstance, during 2006 we expect revenues to grow to between €245 and €250 million and Adjusted EBITDA to increase to


Tele Atlas

between €37 and €40 million. This excludes the impact of any acquisitions which may be completed in 2006. For the longer term our current expectation is that we can grow revenues in excess of 20% on an annual basis for the next several years and that our Adjusted EBITDA for each year will increase by approximately 50% of incremental revenue. This outlook is based on our current circumstances and expectations of future market and business and is subject to revision.

We look back with great satisfaction and forward with much confidence. We would like to thank all of our employees, Supervisory Board members, and shareholders for their commitment in 2005, and look forward to continued success in 2006.

's-Hertogenbosch, The Netherlands February 28, 2006
Alain De Taeye
Co-Founder and Chief Executive Officer

George Fink
President and Chief Operating Officer


Tele Atlas

CORPORATE GOVERNANCE

Corporate governance structure

In July of 2004 Tele Atlas issued $ 210 million in convertible preferred shares to a number of United States private equity firms led by Oak Investment Partners and New Enterprise Associates (NEA) as well as existing shareholder International Asset Management (IAM). As a result of this transaction, this investor consortium owned the majority of our share capital. In connection with the July 2004 financing the Company executed a shareholder agreement with these investors granting certain rights such as a board representation. As a result of the Public Offering described elsewhere in this Annual Report, the percentage shareholding of these investors decreased significantly and the shareholder agreement was terminated eliminating the special rights of the investor group. While these and other improvements to its corporate governance structure moved Tele Atlas closer to compliance with the Tabaksblat code the corporate governance of Tele Atlas still deviates in a number of respects from the principles and best practice provisions that are laid down in the Dutch Corporate Governance Code. These principles and practices are applicable to all listed companies organized under the laws of the Netherlands on a "comply or explain" principle.

The most important differences between the principles and best practice provisions laid down in the Dutch Corporate Governance Code and Tele Atlas' corporate governance structure are as follows.

- While Tele Atlas continues to have a two tier board system with a Supervisory Board and a Management Board, the Supervisory Board plays a much more active role in monitoring the operations of the company and the determination of its strategy than is normal for a Dutch corporation.
- In order to ensure the alignment of the interests of the Company with the interests of shareholders and to maintain a major focus on shareholder value, we do not apply best practice provisions III.2.1, which provides that the Supervisory Board members should be independent, except for one member. We have a Supervisory Board consisting of seven members, of which two are not independent within the meaning of the Code. Prior to the Global Offering of Tele Atlas shares in November 2005, four members of the Supervisory Board were considered non-independent. The current members of the Supervisory Board were appointed by our General Meeting of Shareholders in May of 2004 on the nomination of the then major shareholders Oak, NEA, IAM and Robert Bosch pursuant to a shareholders agreement amongst these shareholders that provided the right to certain shareholders to nominate candidates for appointment to the Supervisory Board. This agreement has terminated and appointment and election of Supervisory Board members (including the reappointment of existing members if appropriate) will be governed by the Company's articles of association. The Supervisory Board has drawn up a profile of its optimal composition based on which any future appointments will be evaluated. This profile is available on the company's website. The Company is in the process of recruiting a formal secretary of the Supervisory Board.
- We partly deviate from best practice provisions II.2.1 and 2.2, which provide that options to acquire shares are conditional and become unconditional only when the Management Board have fulfilled predetermined performance criteria after a period of at least three years and that options that do not have such performance objectives shall not be exercisable for three years from the date of grant. We have to recruit the members of our Management Board in a competitive international environment. Members of our Management Board have been granted options that vest quarterly over a period of four years and can be exercised immediately upon vesting. All options are granted with an option price equal to the fair value of the underlying shares at the time of the grant. This type of option arrangement is typical of American companies who operate similar businesses to ours. As the United States is an important jurisdiction from which we recruit members of our



Management Board, we believe that granting of such options enables us to attract and retain high caliber members of our Management Board.

- We will not apply best practice provision III.7.1, which provides that members of the Supervisory Board will not receive shares or rights to acquire shares by way of remuneration. We also have to recruit the members of our Supervisory Board in a competitive international environment. Members of the Supervisory Board that so elect may receive their compensation in options for our ordinary shares in lieu of certain cash compensation. For the same reason we also deviate from best practice provision III.7.3, which provides amongst others that the Supervisory Board shall adopt a set of regulations containing rules governing ownership and transactions in securities by members of the Supervisory Board, other than securities issued by their "own company". Our members of the Supervisory Board are not restricted from investing in securities issued by other companies other than those of direct competitors;
- Prior to the approval of the amended articles of association in October and the completion of the offering in November 2005, the holders of the convertible preferred shares of Tele Atlas had approval rights under the articles of association of the Company for certain types of corporate transactions. In connection with the offering all preferred A shares and any rights related thereto were abolished.

The **Management Board** is appointed by the shareholders meeting from a binding nomination, drawn up by the Supervisory Board. The binding nomination may be overridden by the shareholders meeting with two-thirds of the votes cast representing at least half of the issued share capital. If the Supervisory Board fails to make the nomination in a timely manner, the shareholders meeting is free to make the appointment. The Management Board is responsible for the management of the company. The shareholders meeting may give instructions on the general lines of financial, social, economic and employment policies to be given by the shareholders meeting. The Management Board consists of a Chief Executive Officer and a President/Chief Operating Officer. The Supervisory Board appoints the Chief Executive Officer who acts as chairman of the Management Board. The articles of association provide that the Supervisory Board may require that certain Management Board decisions be submitted to the Supervisory Board for approval, and that certain decisions require approval by the shareholders meeting.

Management Board members may be suspended or dismissed by the shareholders meeting provided the resolution is passed by at least two thirds of the votes cast, representing more than half the issued capital unless the proposal concerned has been made by the Supervisory Board in which case no quorum or quota requirements apply.

The general remuneration policy of the Management Board will be adopted by the shareholders meeting. The remuneration of each member of the Management Board will be determined by the Supervisory Board with due observance of the policy. Share plans and options plans of members of the Management Board must be submitted by the Supervisory Board to the shareholders meeting for approval .

Management Board members must report and provide all relevant information regarding any conflict of interest or potential conflict of interest to the chairman of the Supervisory Board and all other members of the Management Board who shall decide without the member present whether there is a conflict of interest.

The members of the Management Board are supervised and advised by the **Supervisory Board** who are formally appointed by the shareholders meeting from a binding nomination, drawn up by the Supervisory Board. The binding nomination may be overridden by the shareholders meeting with two-thirds of the votes cast representing at least half of the issued share capital. If the Supervisory Board fails to make the nomination in a timely manner the shareholders


Tele Atlas

meeting is free to make the appointment. Members of the Supervisory Board may be appointed for a maximum of three four-year terms.

The Supervisory Board supervises the conduct of and provides advice to the Management Board and supervises the business generally. In performing their duties, all members of the Supervisory Board, including those affiliated with a shareholder, are to act in the best interests of the business as a whole. The Management Board shall provide the Supervisory Board with the information it needs for the performance of its tasks and the Supervisory Board shall at any time have access to all buildings and premises in use by the company and is entitled to inspect all of the company's books and records. The Supervisory Board members appoint one of their number as Chairman and one member as Deputy Chairman. All Supervisory Board members shall retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. Supervisory Board members may be suspended or dismissed by the shareholders meeting at any time provided the resolution is passed by at least two thirds of the votes cast, representing more than half the issued capital unless the proposal concerned has been made by the Supervisory Board in which case no quorum or quota requirements apply.

The Supervisory Board adopts resolutions of the Supervisory Board by an absolute majority of the total number of votes cast.

The remuneration of the Supervisory Board is determined by the shareholders meeting.

The Supervisory Board has developed rules that outline its responsibilities, its operating procedures and its relationship with the Management Board and the shareholders meeting. The rules are available on the Company's website: www.teleatlas.com.

The Supervisory Board meets at least four times a year, with the Management Board and other members of the Company's senior management team present unless the Supervisory Board decides otherwise, to discuss Company strategy as well as the risks of business. The Supervisory Board shall discuss at least once a year its own functioning as well as the functioning of the Management Board, the corporate strategy and risks of the business and the budget for the financial year. The Supervisory Board has established an Audit Committee, a Remuneration Committee and a Nominating Committee.

The **Audit Committee** assists the Board in monitoring the systems of internal controls, the integrity of the financial reporting process and the financial statements and reports of the Company; assessing and mitigating business and financial risks to the Company; the application of information technology within the Company; and the compliance by the Company with legal and regulatory requirements. The role and responsibility of the Audit Committee as well as the composition and the manner in which it discharges its duties have been laid down in an Audit Committee charter, which is available on the company's website www.teleatlas.com. The responsibilities of the Audit Committee include (i) reviewing and assuring the independence of the firm serving as the Company's independent accountant (ii) requiring the independent accountant to report all critical accounting policies and practices used by the Company as well as available alternative treatments and other material written communications between the independent accountant and the Company, (iii) reviewing with the Company and the independent accountant (to the extent the independent accountant performs services in connection with the reports) all interim and financial reports, (iv) reviewing with the independent accountants, in advance of the annual audit, the audit scope and plan, (v) discussing with the independent accountant at the completion of the annual audit the financial statements and related footnotes, the audit and the report thereon, their judgement about the quality of the company's accounting principles, changes in


Tele Atlas

the audit plan or difficulties encountered during the audit and discussing other matters related to the conduct of the audit. Meetings of the Audit Committee are generally attended by the CFO, the VP Finance and Controlling and the VP Risk Management.

The **Remuneration Committee** advises the Supervisory Board on the remuneration of the Management Board and monitors the remuneration policy, including the fixed remuneration, the shares and/or options to be granted, other variable remuneration components and other benefits as well as the performance criteria and their application. The rules of the Remuneration Committee as well as the composition and the manner in which it discharges its duties have been laid down in the Rules for the Remuneration Committee, which are available on the company's website www.teleatlas.com. The Remuneration Committee consists of at least three members. The chairman of the Remuneration Committee is not the chairman of the Supervisory Board or a former member of the Management Board or a member of the Supervisory Board who is a member of the management board of another listed company.

The **Nominating Committee** advises the Supervisory Board on the appointment and termination of members of the Management Board and periodically assesses the functioning of members of the Supervisory Board and Management Board. The Nominating Committee consists of at least three members. The rules of the Nominating Committee as well as the composition and the manner in which it discharges its duties have been laid down in the Rules for the Nominating Committee, which are available on the company's website www.teleatlas.com.

The remuneration of the Supervisory Board members is €40,000 for the Chairman and €30,000 for the other members. The remuneration of the committee members was set at €1,000 per committee meeting. Supervisory Board members may opt to receive stock options in lieu of receiving cash. The remuneration of the Management Board and the Supervisory Board and their share and option positions are disclosed on pages 17 to 21 and 67 of this report.

The **shareholders meeting** is convened at least once a year, within 6 months of the end of the financial year to consider amongst others the Annual Report and the discharge of the members of the Management Board and the Supervisory Board. The shareholders meeting also appoints the auditor. Decisions are taken by an absolute majority of the votes cast except in those cases in which the law or the articles of association of the company require a greater majority, with one vote being attached to each share.

Compliance with Dutch Corporate Governance Code

Apart from the differences between the corporate governance of Tele Atlas and the Dutch corporate governance code that are described earlier in this chapter, there are a number of other principles or best practices where the Company does not fully comply. These deviations are listed below.

- We deviate from best practice provision II.1.1, which provides that members of the Management Board may be appointed for a maximum term of four years at a time. Our current members of the Management Board were appointed for an indefinite period prior to the establishment of the Code. We will apply this best practice provision in respect of any new member of our Management Board who is appointed in the future;
- We deviate from best practice provision II.2.7, which provides that the maximum remuneration in the event of a dismissal is one year's base salary. The employment agreement with Alain De Taeye, the Chairman of our Management Board and CEO, provides that in the event of a termination of his employment agreement by us, other than in case of urgent cause (dringende reden) or termination due to acts, defaults or negligence of Alain De Taeye, he will be entitled to an amount equal to 1/6 of his annual compensation for each full year of


Tele Atlas

service, with a maximum of three times the annual compensation. The Company believes that this exception is warranted given Mr. De Taeye's role in founding the company and his subsequent service in excess of twenty years.

- We do not apply best practice provision III.3.3, which requires that appointed supervisory board members be subject to an introduction program designed to educate them about our activities and their resulting duties and responsibilities, and that an annual review be conducted to identify any aspects with regard to which they require further training or education during their services as supervisory board members. We provide persons nominated for appointment to our Supervisory Board with full information on us and our business. We therefore do not intend to establish a training program for Supervisory Board members in the near future and will not establish an annual review process to identify any aspects which the Supervisory Board members require further training or education during their period of appointment.
- We will deviate from best practice provision IV.1.1, which provides that a company's general meeting of shareholders may pass a resolution to (i) set aside the binding nature of a nomination for the appointment of a member of the management board or the supervisory board and (ii) dismiss a member of the management board or supervisory board, by an absolute majority of the votes cast representing at least one-third of the issued share capital. Our articles of association provide that a binding nomination for the appointment of members of our Management Board or of our Supervisory Board may only be set aside by a resolution of the shareholders meeting passed with a two-thirds majority representing more than 50% of our issued share capital unless the proposal concerned has been made by the Supervisory Board in which case no quorum or quota requirements apply, or such lower majority or quorum as Dutch law will permit to require for overriding a binding nomination. Further, our articles of association provide that a member of our Management Board or our Supervisory Board may only be dismissed by a General Meeting of Shareholders with a majority of at least two-thirds of the votes cast at a meeting at which more than 50% of our issued share capital is represented. We believe that maintaining continuity in our Management Board and Supervisory Board is critical for delivering long term shareholder value. We would like to protect our stakeholders against a sudden change in management by maintaining the qualified majority and voting quorum requirement, which is allowed under Dutch law.
- We partially comply with best practice provision IV.3.1. We attempt to provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence the share price. We meet with many investors, potential investors and analysts during the course of the year. We feel it is not practical to announce these meetings in advance or to make provisions for all Shareholders to follow these meetings and presentations in real time. We restrict the information presented in these meetings to publicly-available material. Investors may listen in on the press and analyst's conference call given at the publication of our annual figures and our first, second and third quarter results. Recordings of these calls are available on our website as are copies of presentations made to investors and analysts.

The Company is in the process of installing an internal risk management and control system as required by the Code but such implementation is not yet complete. The Company's Management Board is in full compliance with the restrictions on the outside activities of Management Board members.

The articles of association, the Rules of the Supervisory Board, the Rules of the Management Board which include certain restrictions on outside activities for the members of the Management Board, a the Company's Code of Ethics, and the procedure for employees of the company to confidentially file complaints may all be inspected on the Company's website:www.teleatlas.com.


Tele Atlas

Investor Relations policy

Tele Atlas conducts an active Investor Relations policy to ensure the regular and comprehensive provision of information to shareholders regarding the Company's performance. The Chief Executive Officer and the Chief Financial Officer have primary responsibility for relations with shareholders, other providers of capital, their advisors and intermediaries and financial journalists. The Investor Relations policy is geared to the proper and timely provision of information that enables well-founded investment decisions to be taken in respect of Tele Atlas. In addition to the financial results and prospects, the information considers strategic choices and objectives and relevant social and technological developments. The Company uses all appropriate communications media. Of central importance is the Annual Report, supplemented with regular press releases, road shows and other informative meetings for investors and analysts. All relevant information, including quarterly and annual figures, press releases and IR presentations, is available on the website: www.teleatlas.com.

Tele Atlas attaches great importance to fair disclosure, ensuring that all target groups receive the same information at the same time. Tele Atlas therefore cooperates with service providers that guarantee that stock exchanges, regulatory agencies and the professional public receive news that is timely and correct. Private investors also have access to the latest news and developments on the website, and can subscribe to an e-mail distribution system that circulates the most important news. All stock exchange announcements made by Tele Atlas are posted online.

Tele Atlas holds a press and analysts conference upon the publication of its annual figures and organizes conference calls for analysts and institutional investors on the announcement of its first, second and third quarter results. All of these calls are broadcasted live on the internet and are accessible to the public.

Direct questions from investors are welcome; please contact Jasper Vredegoor, telephone: +31 73 640 21 60. E-mail: investor.relations@teleatlas.com


Tele Atlas

REMUNERATION REPORT

Introduction

In accordance with our articles of association, the remuneration of members of the Management Board is the responsibility of the Supervisory Board subject to the adoption of the remuneration policy by the shareholders meeting. The Remuneration Committee of the Supervisory Board is charged with the development of the remuneration policy and the recommendation to the Supervisory Board of the remuneration of individual members of the Management Board.

The Remuneration Committee consists of at least three members of the Supervisory Board one of which is to be designated as Chairman. At present the members are: Mr. Cotton (Chairman), Mr. Carano, Mr. Morris and Mr. Tjaden.

Remuneration policy for the Management Board

The following sets forth the remuneration policy for members of the Management Board as adopted by the Supervisory Board and approved by the shareholders at the General Meeting of Shareholders held on May 9, 2005. This policy is also generally applied to members of the Tele Atlas senior executive team that are not members of the Management Board.

Term of appointment and employment contracts

The members of the Management Board appointed before July 2004 each have a non defined term of employment. As from July 2004, new members of the Management Board are appointed for a period of four years. On expiry of the four-year term, a member of the Management Board may be re-appointed for successive terms of not more than four years. In case of a re-appointment the performance of the candidate as a member of the Management Board is taken into account.

Objective of Remuneration Policy

The objective of the policy is to provide a compensation program that allows the Company to attract, retain and motivate members of the Management Board who have character traits, skills and background to successfully lead and manage a global enterprise and to reward them based on individual and Company performance. The remuneration policy is designed to balance short-term operating performance and the long-term growth in shareholder value.

Remuneration Elements

The remuneration for members of the Management Board is comprised of the following elements:

- Base salary and other periodic compensation and benefits such as health insurance, car allowances, etc. Throughout the policy this compensation is referred to as base compensation.
- Short term incentive compensation.
- Long-term equity based compensation in the form of options.

The Company traditionally has not formally compared the compensation of its Management Board to a reference set of companies. Instead it has relied on salary surveys conducted among companies similar in nature to Tele Atlas as well as its human resource staff and Supervisory Board members' knowledge of compensation trends in companies similar to the Company. Since the majority of the Company's management team is from the United States, the Company bases much of its remuneration policies on typical practices for U.S. companies that are similar to the Company. The Company does not grant loans to Management Board members except for expense advances in accordance with the Company's standard travel policy and tax equalization advances to equalize the tax situation of Management Board



members who incur taxes outside their home country as a result of their membership the Company's Management Board.

Base Compensation

The Company goal is to pay a base salary near the median relative to similarly situated companies. Other components of base compensation include:

- Medical, dental and disability insurance – U.S. Management Board members receive the same medical, dental and disability insurance benefits as all U.S. employees. European Management Board members receive the same medical and dental insurance as European employees in the country where they are employed. Additional disability insurance is provided.
- Life insurance – U.S. Management Board members receive the same life insurance benefits as all U.S. employees. European Management Board members receive the same life insurance benefits as European employees in the country where they are employed.
- Car allowance – European Management Board members are subject to the European company car policy.
- Temporary housing expenses – when Management Board members are assigned in locations away from their permanent residence, the Company may pay temporary housing expenses to offset the additional costs the member incurs as a result of maintaining two households.
- Retirement plan contribution – U.S. Management Board members receive the same retirement benefits as all U.S. employees. European Management Board members receive a retirement plan contribution which is substantially in line with European employees in the country where they are employed.

Short Term Incentive Compensation

The Company has a short term incentive program that pays members of the Management Board as well as other members of executive management based on the Company's performance versus its annual plan. For 2005 and 2006 the plan uses the following factors and weightings:

	WEIGHTING	
FACTOR	**2005**	**2006**
REVENUE	50%	25%
ADJUSTED EBITDA	25%	50%
CASH FLOW FROM OPERATIONS	25%	25%

The annual plan is approved by the Supervisory Board at the beginning of each year. Participants receive points for performance above or below a particular factor in accordance with a table established by the Supervisory Board each year. Bonuses are paid based on the following formula:

Actual Bonus = Target Bonus x Bonus Points / 100.

The 2005 and 2006 target bonus for Management Board members is 60% of salary. The point table used to determine the increase or decrease above or below each target for 2005 is reproduced below.




Tele Atlas

Revenues		EBITDA		Cash Flow	
% Target	Points	% Target	Points	% Target	Points
-10.0%	0	-50.0%	0	-50.0%	0
-9.0%	8	-45.0%	4	-45.0%	4
-8.0%	16	-40.0%	8	-40.0%	8
-7.0%	24	-35.0%	12	-35.0%	12
-6.0%	32	-30.0%	16	-30.0%	16
-5.0%	40	-25.0%	20	-25.0%	20
-4.0%	42	-20.0%	21	-20.0%	21
-3.0%	44	-15.0%	22	-15.0%	22
-2.0%	46	-10.0%	23	-10.0%	23
-1.0%	48	-5.0%	24	-5.0%	24
0.0%	50	0.0%	25	0.0%	25
2.0%	52	8.0%	26	8.0%	26
4.0%	55	16.0%	27	16.0%	27
6.0%	60	24.0%	28	24.0%	28
8.0%	70	32.0%	29	32.0%	29
10.0%	80	40.0%	30	40.0%	30
12.0%	90	48.0%	32	48.0%	32
14.0%	100	56.0%	34	56.0%	34
16.0%	110	64.0%	36	64.0%	36
18.0%	120	72.0%	38	72.0%	38
20.0%	130	80.0%	40	80.0%	40
22.0%	140	88.0%	42	88.0%	42
24.0%	150	96.0%	44	96.0%	44
26.0%	160	104.0%	46	104.0%	46
28.0%	170	112.0%	48	112.0%	48
30.0%	180	120.0%	50	120.0%	50

Points for performance beyond those contained in the points table are at the discretion of the Supervisory Board.

In addition to the short term incentive program described above, the Supervisory Board has in the past granted discretionary bonuses for accomplishment of specific objectives, and may be do so in the future.

Long -Term Equity Based Compensation

The Company has, pursuant to a resolution adopted by the shareholders meeting in May 2004, established a stock option plan for key employees that encompasses 8,927,277 ordinary shares. The formal plan documents were approved at the Annual General Meeting of Shareholders on May 9, 2005. The Supervisory Board has established the following parameters for options granted to Management Board members and other executives:

- Option term – 10 years from date of grant.
- Option exercise price – closing price of the shares on the date of grant.
- Vesting – quarterly over a four-year period.

Vesting of the options is not performance based as this is not typical in the U.S. and the majority of the Company's management team has been recruited from the U.S.

Both members of the Company's Management Board have been granted options on 1,075,000 shares including 75,000 shares each in 2005. The Supervisory Board may decide to issue additional options at any time.



Remuneration of Management Board Members in 2005

Currently the Management Board consists of two members, Alain De Taeye, Chief Executive Officer and George Fink, President and Chief Operating Officer.

In 2005, the remuneration including pension and other benefits but excluding social security contributions and expense reimbursements, paid to current Management Board members amounted to €1,112,146. In calculating the 2005 Euro amounts of amounts paid in USD, an average rate of 1.25 (2004: 1.24) was used.

The following chart sets forth the remuneration paid to members of the Management Board for 2005 and in 2004:

	2005			2004
In Euros	Base Compensation	Short Term Incentives	Total	Total
Current Boardmembers				
Alain De Taeye	302.215	176.500	481.715	431.997
George Fink	258.631	371.800	630.431	475.747
Total Members	560.846	548.300	1.112.146	907.744

Base Compensation

The following chart sets forth the components of 2005 base compensation of current Management Board members:

In Euros	Base Salary	Pension Contributions	Other Benefits	Other Payments (1)	Total
Alain De Taeye	260.104	28.000	17.111	-	305.215
George Fink	233.831	7.200	10.400	7.200	258.631
Total Members	493.935	35.200	27.511	7.200	563.846

(1) Includes temporary living expenses for Mr. Fink.

Short Term Incentive Compensation

In 2005 €388,300 was paid to current members of the Management Board for 2004 performance. Under the Company's Short Term Incentive Program, for Mr. De Taeye the 2005 at target bonus was 60% of his base salary or €156,062 and for Mr. Fink the at target bonus was 60% of his base salary or $174,900. For 2005 the Company achieved 119% of its revenue target, 217% of its EBITDA target and exceeded its cash flow target by €11.8 million. As a result the current members of the Management Board accrued 225 points, which resulted in the earning of a bonus equal to 225% of the on- plan bonus amount. Based on this the following amounts have been accrued in 2005 and will be paid in 2006:

In Euros	Amount	% of Base Salary
Alain De Taeye	351.140	135%
George Fink	314.820	135%
Total Members	665.960	

In addition, pursuant to a plan approved by the Supervisory Board in 2004, Mr Fink received a bonus of $200.000 based on the company's realization of a quarter of positive EBITDA. In addition, as part of the same plan, the


Tele Atlas

Supervisory Board approved the payment of a bonus of $100,000 on Mr. Fink's permanent relocation to the Northeast U.S. This relocation is expected to occur in early 2006.

Long Term Equity Based Compensation

During 2005 the Company granted options on 150,000 shares to members of the Management Board. 150.000 options were exercised by the members of the Management Board. The following chart sets forth the option position of each Management Board member:

	Plan	Beginning Balance	2005 Activity Granted	2005 Activity Exercised	Ending Balance	Exercise Price	Vested Options	Remaining Life (yrs)
Alain De Taeye								
	2003	300.000		275.000	25.000	0,99	25.000	2,3
	2004	700.000			700.000	5,54	262.500	8,5
	2005		75.000		75.000	17,85	9.375	9,5
	Total	1.000.000	75.000	275.000	800.000	6,55	296.875	
George Fink								
	2003	300.000		275.000	25.000	0,99	25.000	2,3
	2004	700.000			700.000	5,54	262.500	8,5
	2005		75.000		75.000	17,85	9.375	9,5
	Total	1.000.000	75.000	275.000	800.000	6,55	296.875	
All Members								
	2003	600.000		550.000	50.000	0,99	50.000	2,3
	2004	1.400.000			1.400.000	5,54	525.000	8,5
	2005		150.000		150.000	17,85	18.750	9,5
	Total	2.000.000	150.000	550.000	1.600.000	6,55	593.750	

The exercise prices for all options were equal to the closing price on the day of grant.


Tele Atlas

RISK PROFILE

Tele Atlas, like any other business, is exposed to the commercial, technical and financial risks inherent in its business. Such risks are mitigated by the fact that the Company's products are used in a wide variety of regions and markets. Tele Atlas' strategy as an enabler concentrating on the development of digital map databases for a variety of partners is in itself an excellent means to spread risks.

We derive a significant amount of our revenues from a limited number of key customers.

A significant amount of our revenues are dependent on a few key customers. In the year ended 31 December 2005 our top two customers, TomTom and Blaupunkt GmbH ("Blaupunkt"), accounted for approximately 17% and 12% of our total revenues respectively. Blaupunkt is a wholly owned subsidiary of Robert Bosch GmbH ("Bosch"), one of our shareholders, who owns approximately 7% of our issued and outstanding shares as at 31 December 2005.

Our inability to maintain or update our database or control errors could harm our reputation, increase our costs or adversely affect our ability to sell our products.

The database from which we derive our products requires constant maintenance and updating, which is a complex process that is subject to error. We have procedures in place and training programs for our staff to maintain and update our database and to ensure our data continues to meet the requirements of applications developers, hardware manufacturers and ultimately end users. There is no assurance that our procedures and programs for maintaining and updating our digital map database are sufficient to maintain the standard of quality expected by application developers, hardware manufacturers and end users.

Our revenues are derived substantially from the licence fees we charge for the use of our map data. Declines in these licence fees due to price reductions or other factors would adversely impact our revenues.

Prices for navigation products have declined recently and end users are generally expecting the price of personal navigation devices and automotive navigation systems to continue to fall. We have experienced, and it is likely that we will continue to experience, decreases in the licence fees we are able to charge our customers as they face increasing competition and attempt to cut costs.

Our growth will depend in part on adding new geographic areas to our database, which can require significant expenditure in advance of revenues.

The addition of new geographic areas and increased coverage to our digital map database will require significant investment. We are seeking to expand our map database in Eastern Europe and Asia and into Mexico in the next year. Expanding coverage for new territories is labour intensive, involves high fixed costs and requires us to compile data from third parties and collect information in the field.

A substantial part of the work on our database is done by our outsourcing partners, the most significant of which is based in India.

We outsource a substantial part of the manual input and digitisation of our acquired data to third party partners, including Infotech Enterprises Limited ("Infotech"), which is based in India. Any failure of our outsourcing partners or their employees to ensure data quality or consistency could harm our business or reputation, and result in us incurring additional costs. The suspension of data input by our outsourcing partners for any reason, including political instability, natural disaster, or labour disputes, or a deterioration



in our relationship with our outsourcing partners, could cause our map database to become outdated and develop a backlog of manual data inputs, which could require us to expend significant costs and manpower or could prevent us from updating our maps for a period of time.

We may not be able to protect our intellectual property and are exposed to the risk of intellectual property litigation.

We rely on a combination of trademarks, trade names, service marks, patents, confidentiality and non-disclosure clauses and agreements, copyrights and registered and unregistered design rights to define and protect our rights to the intellectual property in our products, including our geographic information and our data collection and processing technology, which we need to compete in the market for digital maps. Some of the countries in which we operate do not protect our intellectual property rights to the same extent as the laws of other countries. For example, although our database and software are protected in part by copyright, database and trade secret rights, copyright protection does not extend to facts. Legislative database protections that relate to compilations of facts currently exist only in certain countries of Europe and do not exist in the United States or Canada. Also, there can be no assurance that third parties, including parties to whom we disclose our proprietary knowledge, information and technology under licensing or other arrangements, will not attempt to misappropriate it or challenge our right to it.

Third-party Intellectual Property

We have obtained from third parties licences required to use the technologies applied in our data collection and processing activities. We have also obtained appropriate licences, to the extent necessary, to use the geographic information contained in our database from third parties, including various public authorities and private entities. There is however no assurance that our use or our customers' use of our technologies or geographic information does not constitute an infringement upon third parties' proprietary, or allegedly proprietary, rights.

Indemnification

Our license agreements with our customers may contain indemnification provisions which, in certain circumstances may require us to indemnify our customers for liabilities, costs and expenses arising out of violations of intellectual property rights. These provisions may result in indemnification claims or claims of intellectual property right infringement.

Piracy

As with many intellectual property intensive companies, we are subject to the risk of piracy in parts of our business. Although the data copied is contained on static media, such as CD-ROMs, which quickly becomes outdated, continued unauthorised copying and piracy of our products could have an adverse impact on our revenues.

We may face litigation, including product liability claims, in the event there are any defects or errors in our database.

We are exposed to potential litigation, product liability and recalls and adverse publicity arising out of the use of our digital map database and other products in our customers' navigation products in the event of any defects or errors, or perceived defects or errors in our digital map database. We seek to limit or exclude our contractual liability with third parties for damages arising in relation to product liability, but the limitation or exclusion may not be enforceable under the laws of some jurisdictions.


Tele Atlas

To create and update our database, we compile large amounts of data from a wide variety of governmental and other sources. If this data were not made available to us it would adversely affect the cost and timeliness of the construction, maintenance and update of our database.

We depend upon third party suppliers, such as the US Geological Survey, the United Kingdom Ordnance Survey and the US Postal Service, for access to some of the data we use to build, maintain, update and enhance our map database. The quality of our products and the success of our business are dependent upon the availability and accuracy of the data that we acquire from these sources. If certain of our sources were to significantly increase the prices they charge us for access to their map data, we could face a significant increase in our operating costs.

Whilst we generally own our underlying map data within the United States and Europe, we currently license such data in the Asia-Pacific region from suppliers and use the licensed data in our database. There is no assurance that our suppliers will continue to provide the underlying data at a sufficient quality and on license terms that are favourable to us, or at all.

Our business operates in several different countries and we may be unable to manage risks associated with our international operations.

We currently sell our products to consumers in approximately 37 different countries in Europe, the United States, Canada, Asia and South America and maintain corporate offices and staff in The Netherlands, Belgium and the United States. In addition, we rely on data entry assistance from partners such as Infotech in India and on other third-party data sources worldwide. Accordingly, we face economic, regulatory, legal and political risks inherent in having relationships, operations and sales in other jurisdictions.

Our revenues are subject to seasonal fluctuations.

Our revenues are subject to seasonal fluctuations that may cause our results of operations to vary. Historically in-car navigation market has peaked during the second and fourth quarters, and we therefore have historically expected our revenues to be higher during those periods. Recently however, the personal navigation market has become an increasingly important part of our revenues and this market is too new for us to determine what, if any, seasonal pattern exists.

We may fail to effectively identify or execute strategic acquisitions, joint ventures or investments, and if we do pursue such transactions we may fail to successfully integrate them into or realise anticipated benefits to our business in a timely manner.

We may selectively pursue opportunities to acquire, form joint ventures with, or make investments in businesses, products, technologies or innovations which complement our business and growth strategy. We may not be able to identify suitable candidates for such acquisitions, joint ventures or investments, or if we do identify suitable candidates, we may not be able to complete any transaction on acceptable terms, or at all. Any acquisitions, joint ventures or investments we may pursue in the future could entail risks including:

- difficulties in realizing cost, revenue or other anticipated benefits from the acquired entity or investment;
- costs of executing the acquisition, joint venture or investment;
- potential for undermining our growth strategy, our customer relationships or other elements critical to the success of our business;


Tele Atlas

- liabilities or losses resulting from our control of the acquired entity, joint venture or investment; and
- difficulty in adapting acquired technology to our own systems.

If we pursue acquisitions, partnerships or investments in the future we may also fail to successfully integrate them.


Tele Atlas

Report of the Management Board

Financial performance

Overall result

The Company experienced a 57% increase in revenues, to €200.1 million in 2005 from €127.7 million in 2004. Operating expenses (excluding depreciation and amortization charges and employee stock option expenses) increased to €185.3 million in 2005 from €150.2 million in 2004 while Adjusted EBITDA (EBITDA before capitalization of databases and tools and before employee stock option expenses) improved to a profit of €14.7 million in 2005 from a loss of €22.5 million in 2004. Capitalization of database development costs decreased by €26.8 million to €32.9 million in 2005 as compared to €59.7 million in 2004 while non-cash operating expenses (depreciation and amortization charges and employee stock option expenses) increased by €27.1 million to €71.8 million in 2005 as compared to €44.7 million in 2004. The strong improvement in Adjusted EBITDA was offset by the €53.9 million cumulative effect of the increase in these non-cash operating expenses and lower capitalization which resulted in an operating loss for the year of €24.2 million compared to a loss of €7.5 million in 2004. Cash flow from operating activities improved to a cash inflow of €18.1 million in 2005 from a cash outflow of €30.0 million in 2004.

The Company reported a net loss from continuing operations for 2005 of €21.6 million, compared to a loss of €5.8 million for 2004. The result from discontinued operations, relating to our Indian operations, which we sold in March 2005, was a loss of €0.2 million (including a loss on disposal of €0.4 million) compared to a profit of €0.8 million in 2004. All comparative numbers for 2004 in this section have been adjusted to reflect the discontinuation of our Indian operations and the implementation of IFRS 2, sharebased payments.

Revenues

Revenues in Europe increased by 47% to €145.3 million compared to €98.7 million in 2004 largely due to growth in the Personal Navigation and In-Car Navigation segments. Sales in the Personal Navigation segment grew by 96% to €56.2 million from €28.7 million in 2004 as a result of the rapid growth in the market for personal navigation systems. Revenues in the In-Car Navigation segment increased by 41% to €44.7 million from €31.8 million in 2004, particularly from sales of the Harman/Becker in-car navigation systems at DaimlerChrysler. Revenues in the Data Products Navigation segment increased by 11% to €27.2 million from €24.4 million in 2004. Revenues in other segments increased by 26% to €17.2 million from €13.7 million as a result of strong performance in the government and enterprise sector, with multiple new agreements closed during the year.

Revenues in North America increased by 89% to €54.8 million in 2005 from €29.0 million in 2004 in large part due to the acquisition of GDT by Tele Atlas in July of 2004. Excluding the effect of changes in exchange rates, revenue growth in North America over 2004 was 92%.

Operating expenses

Total operating expenses excluding depreciation and amortization charges increased by 32% to €204.8 million from €154.8 million in 2004. Effective January 1, 2005 the Company accounts for stock option expenses in accordance IFRS 2, with retroactive effect to 2004. Operating expenses of 2004 were restated accordingly. The IFRS 2 expense included in operating expenses in 2005 amounted to €19.4 million, compared to €4.6 million in 2004. Total operating expenses excluding depreciation, amortization and

26



employee stock option expense increased by 23% to €185.3 million from €150.2 million in 2004. Excluding the effect of changes in exchange rates. The increase was 24%.

Cost of goods sold increased to €28.4 million from €16.5 million in 2004. This represents a growth in cost of goods sold as a percentage of revenues to 14% from 13% in 2004. The increase in Europe was mainly due to higher royalty costs from higher revenues as well as growth in co-marketing funds incurred by increased sales in the personal navigation segment The increase in North America was due largely to the acquisition of GDT.

Personnel expenses excluding stock option expenses increased by 20% to €97.3 million from €80.8 million in 2004. After adjusting for exchanges effects personnel expenses increased by 22%. The increase in Europe was primarily due to increases in headcount as our operations grew. The increase in North America was due principally to the acquisition of GDT.

Other operating expenses increased by 13% to €59.6 million from €52.8 million in 2004. The impact of changes in exchange rates was minimal. The remaining increase was principally due to higher costs from outsourcing our Indian operations, increased marketing costs, higher cost of source data and the costs related to the integration of the databases

Capitalization and amortization

In accordance with International Financial Reporting Standards, the Company capitalizes and amortizes internally generated databases and production and data collection tools. In accordance with this policy the Company recognizes additions to databases and tools as a reduction of expense in the statement of operations. A revised IAS 38 has become effective as of January 1, 2005. Whereas previously the Company included in the cost of capitalized internally generated assets indirect costs if they could be allocated on a reasonable and consistent basis, the revised IAS 38 excludes indirect costs from the amount to be capitalized. Additionally, the Company has determined that for a number of countries in Europe, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. For those countries, capitalization was discontinued as of January 1, 2005. In 2005, additions to the databases and tools (excluding amounts capitalized in connection with the purchase of GeoInvent) were €32.9 million as compared to €59.7 million in 2004.

Depreciation and amortization charges relate to fixed assets and to intangible assets, consisting of databases, software tools, customer relationships and trademarks. Depreciation and amortization charges increased to €52.3 million from €40.1 million in 2004. The increase was primarily the result of the intangible assets acquired in the GDT acquisition in 2004.

Operating result

Adjusted EBITDA (operating result before depreciation, amortization, capitalization and stock option expenses) for the Company improved to a profit of €14.7 million in 2005 from a loss of €22.5 million in 2004. The Adjusted EBITDA for our Europe operations (including allocation of approximately 50% of our corporate expenses) improved to a profit of €31.7 million in 2005 from a profit of €13.7 million in 2004. The Adjusted EBITDA attributable to the North American activities (after allocation of corporate expenses) improved to a loss of €16.9 million from a loss of €36.2 million in 2004.

The Company's operating loss for the year was €24.2 million compared to a loss of €7.5 million in 2004 as a result of the offset of the increase in Adjusted EBITDA by the decrease in capitalization of database



development costs and the increase in non-cash operating expenses. The operating result (after depreciation, amortization, and capitalization and including stock option expenses) for Europe decreased to a loss of €0.7 million in 2005 from a profit €13.5 million in 2004. The operating loss attributable to North American activities increased to a loss of €23.5 million in 2005 from a loss of €21.0 million in 2004.

Other income

Interest and other financial income increased to €0.7 million in 2005 from a loss of €3.5 million in 2004. This increase was primarily the result of a reduction in interest expenses due to the repayment of shareholder loans and bank loans out of the proceeds of the financing transaction in July 2004.

The result from remeasuring our investment in Infotech to fair value as at December 31, 2005 was €1.3 million. Our share in the loss of our Chinese joint venture Navigation Information Co Ltd, to which the initial contribution was made during the first quarter of 2005, was €0.1 million.

In 2005 a net tax benefit of €0.6 million was included in the profit and loss account, compared to a benefit of €5.2 million in the previous year. The tax benefit resulted from the recognition of a tax asset on tax loss carry forward losses in The Netherlands which had previously not yet been recognized of €5.9 million. Excluding this benefit, tax charges amounted to €5.3 million. No tax benefit was recognized on losses incurred in North America in 2005 or prior years.

Discontinued operation

In March 2005, we disposed of our Indian subsidiary Tele Atlas India Private Ltd. ("Tele Atlas India") to Infotech for €1.2 million. As part of the disposal, we agreed to purchase ordinary shares of Infotech for approximately the same amount. The disposal of Tele Atlas India resulted in a loss of €0.4 million, including legal and other costs and capital gains on the transaction.

Cash flow and balance sheet

The net cash flow from operating activities significantly improved to a cash inflow of €18.1 million in 2005 from a cash outflow of €30.0 million in 2004. This resulted primarily from the improvement in Adjusted EBITDA and an improvement in working capital management. Cash flow from changes in working capital improved to a cash inflow of €3.7 million from a cash outflow of €6.6 million in 2004.

Interest and tax payments amounted to a cash outflow of €0.6 million, compared to a cash outflow of €1.8 million in 2004. This decrease related mainly to lower interest charges and higher interest received as a result of the refinancing in July of 2004 and the subsequent repayment of shareholder and bank loans.

In October 2005, Tele Atlas acquired PPWK GeoInvent. Including €0.3 million costs related to the acquisition and net of cash balances and overdrafts acquired with GeoInvent, the total cash outflow was €6.3 million.

In the first quarter of 2005, the Company invested €0.3 million in the joint venture in China.

On May 10, 2005 the Company entered into an agreement with shareholder International Asset Management (IAM) to convert a contingent loan into ordinary shares. The loan, which was created in connection with a legal restructuring of the Tele Atlas Group in January 2000, was payable upon realization by Tele Atlas of potential tax benefits. The total amount of the contingent loan, assuming full


Tele Atlas

realization of the tax benefits, was €33.0 million. The €20.3 million amount for the loan carried on the Tele Atlas balance sheet represented the amount expected to be payable to IAM during the ten year term of the agreement. As of December 31, 2004 €2.1 million in benefits had been realized by Tele Atlas and was payable under the loan agreement.

Pursuant to the conversion agreement, the loan was valued at €17.5 million, which was the fair value as determined by the Company's Board of Directors. Tele Atlas issued 1,460,768 ordinary shares in connection with the conversion, which was determined based on the April 18, 2005 closing price of the Company's shares on the Xetra exchange. Upon conversion, all payment obligations under the loan (including the currently payable amount of €2.1 million) ceased to exist. The difference between the book value of the loan (€20.3 million) and the value of the shares at par (€146.1 thousand) was included in share premium.

In November 2005, the company increased its share capital in a public offering on the Euronext Amsterdam Exchange. 7,246,403 Ordinary shares were issued at €18.50 each. Immediately after the offering all outstanding warrants, which were issued in July 2004 to a consortium of investors lead by Oak Investment Partners, were exercised. 4,028,222 warrants were exercised for cash at €5.00 per warrant and ordinary shares were issued. After deduction of expenses amounting to €11.9 million (including €3.0 million expenses paid in 2006), including expenses related to the secondary offering of shares by existing shareholders, the proceeds of the offering and the warrant exercise were €142.3 million.

Exercise of stock options during the year 2005 resulted in a cash inflow of €5.4 million

Personnel

On December 31, 2005 Tele Atlas had 1,391 full time employees world wide, including support (183), marketing (106), sales (146) and customer delivery (956), compared to 1,952 on December 31, 2004.

Personnel by region is set out in the table below .

	December 31, 2005	December 31, 2004
Europe	741	640
North America	641	656
Rest of World	9	656
Total	1,391	1,952

Business developments

During 2005, the Company experienced growth in all of its major business segments in both Europe and North America.

Personal navigation market

It was another strong year in the personal navigation market, with total unit sales more than tripling in Europe to approximately 7 million personal navigation units, and demonstrating significant growth in North America growing to approximately 1.5 million units.


Tele Atlas

The year saw Tele Atlas solidify its leadership position in personal navigation, with the Company's success in the category mirroring that of its partners. The launch of the ONE positioned major Tele Atlas partner TomTom further as the clear personal navigation leader in Europe and a growing player in North America. Other examples of our partners' successes include Navman's launch of its ICN320 entry-level device and ViaMichelin's release of the X-930. Traditional automotive navigation suppliers such as Siemens VDO and Blaupunkt have acknowledged the emergence of personal navigation by launching portable devices powered by Tele Atlas data. Blaupunkt introduced a personal navigation product using Navigon's application and Tele Atlas data, while Siemens VDO introduced its mass-market personal navigation product with new German Tele Atlas partner PTV/Map&Guide.

Our partners benefited from our deep commitment to developing the presence of personal navigation in consumer electronic retailers. In Europe, Tele Atlas supported its mass retail and automotive distribution partners by providing in-store training at well-known retailers including the DSG Group (Dixon's, PC World), Comet, FNAC, MediaMarkt, MediaWorld, UniEuro and Carrefour. In North America we were designated "category captain" for navigation products by leading North American electronic retailers Best Buy and Circuit City. In this role we have developed and produced vendor-neutral personal navigation fixtures designed to increase the visibility of the category in this important channel.

With the number of devices capable of hosting map data growing rapidly, customer agreements that will allow us to deepen and widen our partner base, and a continued focus on developing the retail channel, Tele Atlas fully expects to further develop its leadership position in the fast-growing personal navigation market.

Automotive market

The automotive navigation market continues to experience significant growth, with total market unit sales increasing in 2005 as compared to 2004 by 15% in Europe to approximately 2.2 million units, and by 30% in North America to approximately 1.1 million units. Our agreements with Harman Becker, Pioneer and DENSO are likely to result in year over year revenue growth because of the growing market.

Tele Atlas' relationship with Harman/Becker expanded significantly in 2005 with Tele Atlas maps being used on the Mercedes A-, B-, C-, CLK- and M-class, and the R-class, which will be launched in Europe in the first quarter if 2006. Blaupunkt, a major Tele Atlas customer, introduced a new series of lower-end systems while successfully expanding its navigation offering among new vehicle models, while Daimler-Chrysler, BMW and Porsche all selected Tele Atlas as their provider of geographic content for the Russian market.

Tele Atlas strengthened its position in North America by becoming the single-source supplier to DENSO for all of its products in Canada. DENSO's expanding presence at GM has resulted in the use of Tele Atlas products in the Cadillac STS, XLR and DTS; the Chevrolet Corvette and Pontiac Grand Prix; and the new GM T900 truck line. In addition, the Consumer Electronics Association recognized Pioneer's AVIC-Z1 hard drive navigation device, which uses Tele Atlas data, as a 2006 Innovations Design and Engineering Showcase Honoree. In 2006, we expect to experience continued growth in the automotive market by capitalizing on, and strengthening, our partnerships with leaders in the category.



Enterprise/Public sector market

The enterprise/public sector market is a key category for Tele Atlas. Customers in this segment play a major role in building and maintaining maps in the United States, and include UPS, FedEx, the US Department of Transportation and Department of Energy, and the former "Baby Bell" carriers.

The majority of the US emergency response systems use Tele Atlas maps. Tele Atlas also covers more than 90% of the wireline emergency 911 systems in the US, and nearly 100% of wireless systems, which handle over 100 million emergency calls each year. In the aftermath of the devastation wrought by Hurricane Katrina, Tele Atlas worked with partners TomTom and ESRI to help officials locate submerged streets, signs, and landmarks, and to reach victims in unidentifiable locations. Our OneMap program continues to expand as we co-operatively develop higher quality map data with our government partners.

Internet market

Though currently a small segment for Tele Atlas overall, the Internet market is expected to become an important future revenue driver for the Company as use of the Internet moves to handheld devices. With partners like Google, Yahoo!, MSH, Mappy, ViaMichelin, Map24, MultiMap, A9 and MSN, Tele Atlas enjoys a strong position in this market segment.

During 2005, we signed a multi-year contract with Google, where Google has licensed all of Tele Atlas' data. The data from this agreement will allow Google to expand into new markets facilitating local search and mapping, all while using Tele Atlas data as its lead data source globally. Yahoo! has increased its use of Tele Atlas data on its API sites. The Company began using our data for their Yahoo! local sites and their recently launched fuel pricing service. MapQuest has more than doubled its use of Tele Atlas data among its travel industry and enterprise customers, and can now deliver these data for enterprise customers to run within their own companies. Microsoft deployed its Traffic application on .NET, expanding access to over 2,000 application developers.

Wireless market

The wireless market is still in its early stages, and growth in the segment will be closely linked to increased adoption of GPS-enabled handsets. Tele Atlas is well positioned, thanks in large part to the partnerships we maintain and we will secure them, with leading wireless carriers and application developers.

Tele Atlas now serves as the foundation for a large number of the location-based services (LBS) systems deployed by US wireless carriers. An average of 30,000 subscribers per month now access Tele Atlas data through a wireless application provided by Cingular. The Company renewed licenses with BellSouth, Verizon and SBC this past year, and worked with its partners to help introduce a variety of innovative wireless applications. Handmark launched PocketExpress, which uses Tele Atlas map data on Sprint handsets. Wayfinder also introduced its Ruta Movistar service with Telefonica in Spain and rolled out its A1 service in Austria based on Tele Atlas maps.



We expect the importance of the wireless market to increase over time as additional GPS-enabled devices and smart phones are introduced, and are committed to working closely with our partners to drive mass-market acceptance and use of digital maps on these devices.

Innovating and growing

Tele Atlas is driven by innovation. In the year ahead, the Company will continue to add richness to its offering by integrating and organizing the content customers want, and by adding even more value to its platform as a result of input received from partners and their customers. We expect to extend our lead in accuracy by further leveraging our proven change detection and management system. In Europe, we will remain closely involved with European Commission efforts to reduce traffic fatalities by future use of ADAS.

The Company is growing,with plans to expand into Southeast Asia, South America, and Eastern Europe, regions of the world where the demand for mapping applications is likely to grow significantly in the near future. Much of the expansion will be through acquisition of companies with coverage in these areas

Personnel and social responsibility

Tele Atlas understands the crucial role our global workforce plays in our continued success, and is dedicated to fostering a strong people-focused culture. During 2005 Tele Atlas released a company-wide Code of Ethics program that promotes integrity and accountability at every level, and established a program that allows employees to anonymously report ethical concerns to an independent firm. In a 2005 Global Employee Satisfaction survey, the Company's employees reported increased satisfaction on several different fronts, and in North America Tele Atlas was named one of the best companies to work for in the US state of New Hampshire.

The Company continued its tradition of charitable giving, donating a substantial amount to support a variety of charity around the globe. In North America, the Company's Community Paid Time Off program compensates all employees who participate in community service activities. Last year, 4,109 hours of community service were performed through this program, with activities that ranged from Hurricane Katrina relief efforts to school literacy programs to blood drives. The Company also donated generously to education programs in India.

To mark the launch of Tele Atlas shares on the Euronext Amsterdam Exchange on November 18th, we donated €40,000 to a charitable foundation called "Stichting Gelijkspel" (Foundation Equal Opportunities). This Dutch foundation uses sports and games to improve the integration of children with ADHD (attention deficit hyperactivity disorder). It organises football camps for ADHD children and for their friends. By intensive coaching the foundation helps the children to improve their social integration.



SUPERVISORY BOARD AND EXECUTIVE TEAM

Wim Dik

Chairman of the Supervisory Board

Mr. Dik graduated in Computer Science and Telecommunications from Delft University of Technology in 1962 and also studied at the Rotterdam University of Economics. Mr. Dik is a former chairman and chief executive officer of KPN NV (Royal Dutch Telecom), a former member of the supervisory board of ABN AMRO Bank NV, *former chairman of the supervisory boards of Holland Casino and Van Gansewinkel* Groep BV, former chairman of Nederlandse Unilever Bedrijven BV and former member of the supervisory board of TNT NV. He has also held the office of Minister for Foreign Trade in the Dutch Government. Currently, Mr. Dik is also chairman of the Board of Casema Holding BV, chairman of the advisory board of Spencer Stuart, a supervisory board member of Unilever NV and a non-executive director of Unilever Plc, AVIVA Plc and Logica CMG Plc. Mr. Dik became a member of our Supervisory Board in 2000 and Chairman in 2004.

Joost Tjaden

Mr. Tjaden graduated from Rotterdam Erasmus University with a MBA Interfaculty for Management Studies in 1974. He began his career at Oranje-Nassau Groep BV where he became a member of the Management Board. He joined Janivo Holding BV, the parent of our shareholder IAM, in 1993 and is a Managing Director of that firm. Mr. Tjaden was a member of the Supervisory Boards of Atex Media Command Inc. and is currently a member of the Supervisory Boards of Quote Media Holding BV, Desch Holding BV, M&R de Monchy NV and Wave International BV and is a non-executive director of Mirus Corporation. Mr. Tjaden became a member of our Supervisory Board in 1998.

Bandel Carano

Mr. Carano studied Electrical Engineering at Stanford University and joined Morgan Stanley's
Venture Capital Group where he was responsible for advising Morgan Stanley on high-tech new business development, as well as sponsoring venture investments. Currently, Mr. Carano is a general partner and managing member of Oak Investment Partners, a multi-stage venture capital firm, which he joined in 1985. He serves on the Investment Advisory Board of the Stanford Engineering Venture Fund and he is also a non-executive board member of Wireless Facilities, Inc. Mr. Carano became a member of our Supervisory Board in 2004.

Charles Cotton

Mr. Cotton graduated from Oxford University with a degree in Physics in 1968. He has more than 30 years of industry experience and was previously Executive Chairman of GlobespanVirata, Inc. and Chief Executive Officer of Virata Corporation. His experience includes senior operations, finance, marketing or product planning positions at Sinclair Research Ltd, British Leyland Plc and Ford Motor Company. Currently, Mr. Cotton is a Director of Library House Ltd and Chairman of Level 5 Networks Inc. Mr. Cotton became a member of our Supervisory Board in 2004.

Peter Morris

Mr. Morris graduated from Stanford University in 1980 with a degree in Electrical Engineering and from Stanford Graduate School of Business with a Master of Business Administration degree in 1984, then joined Montgomery Securities. He then joined Telebit Corporation in 1987 and in 1989 became Manager, Mergers & Acquisitions, before becoming General Manager in 1991. Currently, Mr. Morris is a general


Tele Atlas

partner of New Enterprise Associates, a venture capital fund, which he joined in 1992, where he specializes in information technologies with a focus on communications, electronics and software infrastructure. He also serves on the boards of Agitar Software, Inc., Force10 Networks, Inc. and of the Stanford Engineering Venture Fund. Mr. Morris became a member of our Supervisory Board in 2004.

Holger von Hebel

Mr. von Hebel studied Business Engineering at University of Karlsruhe. The majority of Mr. von Hebel's career has been with Bosch, where he has served in several positions in Germany and foreign countries. His latest positions were Managing Director of Logistics in a Bosch plant in Blaichach, Germany and Director in Corporate Planning and Controlling at Bosch headquarters in Stuttgart, Germany. Currently, Mr. von Hebel is the Chief Financial Officer of the Sigpack Group in Switzerland, a division of Bosch. Mr. von Hebel became a member of our Supervisory Board in 2004.

George Schmitt

Mr. Schmitt received an MS in Management from Stanford University, where he was a Sloan
Fellow, and a BA in Political Science from Saint Mary's College. During his career he has been President and Chief Executive Officer of PCS PrimeCo, Executive Vice President of International Operations at AirTouch, Inc. and a member of the Management Board at Mannesmann Mobilfunk GmbH (now Vodafone Germany) and head of its technical department. Mr. Schmitt was appointed President and a Director of Omnipoint Communication Services in 1996, where he served until its acquisition by VoiceStream, which was subsequently acquired by Deutsche Telekom to form T-Mobile USA in 2001. Most recently, Mr. Schmitt served at e.spire Communications, Inc. where he was Chairman and Chief Executive Officer. He previously served as a director of Knowledge Holdings, Inc., as director and audit committee chair of Objective Systems Integrations and LHS group. Currently Mr. Schmitt is a Managing Director at TeleSoft Partners, serves as a director of several privately held companies and is a director at Jungo Ltd. Mr. Schmitt became a member of our Supervisory Board in 2004.

MANAGEMENT BOARD AND EXECUTIVE OFFICERS

Alain De Taeye

Chairman of the Management Board and Chief Executive Officer

Mr. De Taeye graduated from the State University of Gent with a degree in Civil Engineering & Architecture and his work in the digital mapping industry began after having worked as a research assistant at the Business School of Gent University. He then founded Informatics & Management Consultants in 1984, a venture involved in the early phases of digital mapping and routing applications, where he was Managing Director. In 1988, Mr. De Taeye combined his company with Tele Atlas, a Dutch company also founded in 1984. Currently, Mr. De Taeye also is a Supervisory Board member of Nemerix SA and Telematics Cluster/ITS Belgium vzw and of the Belgium/Indian Chamber of Commerce & Industry.

George Fink

President and Chief Operating Officer.

Mr. Fink graduated from Northland College with a degree in Accounting. Mr. Fink has over 20 years of operating and management experience in a wide range of companies. He was co-founder and became President and Chief Executive Officer of Mirus Information Technology Services, Inc., an application


Tele Atlas

service provider supplying operational reporting tools to larger restaurant chains, and was President of COMSYS Information Technology Services, Inc. He has also been President and Chief Executive Officer of Rent-a-Center, Inc., President and Chief Executive Officer of Remco America, Inc. and a partner at Arthur Young and Company prior to the merger that created Ernst & Young. Mr. Fink currently serves on the board of Infotech and is the chairman of the Supervisory Board of Mirus Information Technology Services, Inc. Mr. Fink joined Tele Atlas in 2002.

Mike Gerling

Chief Operating Officer, North America

Mr. Gerling graduated from Cornell University in 1977 with a degree in Business and Finance. He began his career with Andersen Consulting, where he was an analyst and a manager. Mr. Gerling then served as Vice President and Chief Financial Officer of Brean Murray, Foster Securities, Inc., a private financial services firm and a member of the NYSE. He joined GDT in 1992 as Chief Financial Officer and was appointed as President and Chief Executive Officer in February 2000. He became our Chief Operating Officer, North America on completion of our acquisition of GDT in 2004.

Hardie Morgan

Chief Financial Officer

Mr. Morgan studied Business and Sociology at Rice University, Houston and is a certified public accountant in Texas. He began his career at Arthur Young and Company prior to the merger that formed Ernst & Young and then, in 1985, joined Landmark Graphics Corporation, where he was Chief Financial Officer and Vice President. On leaving Landmark in December 1991, Mr. Morgan ran a consulting practice specialising in the integration of acquisitions. In December 1998, Mr. Morgan became the co-founder and *Chief Operating Officer of Mirus Information Technology Services, Inc., an application service provider* supplying operational reporting tools to large restaurant chains. Mr. Morgan left Mirus in March 2002 to return to his consulting business. Mr. Morgan joined us as CFO in June 2004 having already worked for us since August 2002 through his consultancy business.

Bruce Radloff

Chief Technology Officer

Mr. Radloff graduated from Ohio State University in 1979, having studied Political Science and Computer Science, and began his career as an officer in the US Air Force between 1979 and 1984. He joined IBM and Bell Atlantic, Inc. *(now part of Verizon Inc.), where he worked between 1984 and 1997. Mr. Radloff* studied Technology Management at the University of Maryland and graduated with his Masters degree in 1996. Mr. Radloff has most recently served as Vice President, and Chief Technology Officer (CTO) at the OnStar division of General Motors Corporation, which he joined in 1997. He joined us in January 2005.

Jack Reinelt

Chief Operating Officer, Europe

Mr. Reinelt studied Finance at Western Michigan University. His career has seen 27 years of operating experience in building technology companies in the software development, database and mobile applications markets, including more than 15 years in the automotive segment. Mr. Reinelt has also held management positions at IBM Corporation, SunGard, Inc. and Commerce One LLC, and was President of Adept International, Inc., Division President of Appnet Inc. and President of Software Services Corporation. Currently Mr. Reinelt is also a board member of GDI Infotech, Inc. He joined us in May 2004.

35


Tele Atlas

CONSOLIDATED FINANCIAL STATEMENTS 2005

TELE ATLAS N.V.



Consolidated Income Statement

(in thousands of euros, except for per share information)	**Notes**	**Year ended December 31,** **2005**	**2004[1]**
Revenues		200,068	127,682
Operating expenses			
- cost of purchased material and services		28,407	16,527
- personnel expenses	6	116,722	85,375
- depreciation and amortization		52,330	40,116
- other operating expenses	8	59,643	52,844
Total operating expenses		257,102	194,862
Capitalized databases and tools	18	32,864	59,695
Net operating expenses		224,238	135,167
Operating result (loss)		(24,170)	(7,485)
Financial income, net	9	695	(3,521)
Share in result of associate	16	(96)	-
Net gain on remeasurement of investments at fair value	16	1,304	-
Result (loss) before income taxes		(22,267)	(11,006)
Income tax	10	648	5,231
Net result (loss) from continuing operations		(21,619)	(5,775)
Result (loss) from discontinued operation	11	(221)	805
Net result (loss)		(21,840)	(4,970)
Earnings per share	12	(0.49)	(0.13)
Diluted earnings per share	12	(0.49)	(0.13)

[1]The figures as of and for the year ended 31 December 2004 have been restated to reflect the retrospective application of IFRS 2 share-based payment transactions, and the sale of Tele Atlas India Ltd, which is presented as a discontinued operation.



Consolidated Balance sheet

ASSETS

(in thousands of euros)	**Notes**	**As at December 31, 2005**	**2004[1]**
Current assets			
- cash and cash equivalents	13	200,795	44,920
- accounts receivable	14	42,005	34,870
- *inventories*		907	571
- prepaid expenses and other current assets	15	5,476	3,347
Total current assets		249,183	83,708
Non-current assets			
Investments	16		-
- investment at equity value		227	-
- investments at fair value		2,554	-
Total investments		2,781	-
Tangible fixed assets	17		
- property, plant and equipment		10,599	10,131
Intangible fixed assets	18		
- databases and tools		246,855	245,021
- goodwill		22,445	14,549
- other		14,721	15,648
Total intangible fixed assets		284,021	275,218
Deferred tax	10	15,076	21, 291
Total non-current assets		312,477	306,640
Total assets		561,660	390,348

[1]The figures as of and for the year ended 31 December 2004 have been restated to reflect the retrospective application of IFRS 2 share-based payment transactions .


Tele Atlas

Consolidated Balance sheet

EQUITY AND LIABILITIES

(in thousands of euros)	Notes	As at December 31, 2005	2004[1]
Current liabilities			
- shareholder entitlement to potential tax benefits	20	-	2,125
- trade accounts payable		14,135	10,554
- income tax payable		3,043	1,437
- accrued expenses and other liabilities	19	41,292	31,993
- deferred revenues		4,737	1,385
Total current liabilities		63,207	47,494
Non-current liabilities			
- shareholder entitlement to potential tax benefits	20	-	18,161
- deferred taxes	10	17,930	21,062
- pension accrual	21	4,625	3,761
- other non-current liabilities		78	182
Total non-current liabilities		22,633	43,166
Shareholders' equity	22		
- ordinary shares, at par € 0.10 (issued 89,619,446 shares)		8,962	3,801
- convertible preferred shares, at par € 0.10		-	3,528
- additional paid in capital		617,844	452,022
- treasury shares		-	(251)
- foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments		(16,234)	(26,885)
- accumulated result (deficit)		(112,912)	(127,557)
- result (loss) current year		(21,840)	(4,970)
Total shareholders'equity		475,820	299,688
Total equity and liabilities		561,660	390,348



Consolidated statement of cash flows

(in thousands of euros)	Notes	Year ended December 31, 2005	2004[1]
Cash flow from operating activities			
Operating results		(24,170)	(7,485)
Depreciation and amortization		52,330	40,116
Changes in non-current liabilities		164	904
Changes in net working capital and other changes		3,731	(6,594)
Share based compensation credited to equity		19,444	4,585
Cash generated from operations		51,499	31,526
Interest received		1,363	436
Interest paid		(584)	(1,635)
Tax paid		(1,352)	(642)
Net cash from operating activities		50,926	29,685
Capitalization of databases and tools		(32,864)	(59,695)
Net cash from/(used in) operating activities after capitalization databases and tools		18,062	(30,010)
Cash flow from investing activities			
Investments in subsidiaries, net of cash acquired		(6,600)	(84,930)
Purchase of property and equipment		(5,931)	(5,494)
Purchase of databases		(241)	-
Net cash used in investing activities		(12,772)	(90,424)
Cash flow from financing activities			
Repayment of long-term borrowing		-	(14,000)
Issue of ordinary shares		145,379	-
Issue of preferred convertible shares		-	168,299
Exercise of stock options		5,427	841
Net cash from financing activities		150,806	155,140
Net increase (decrease) in cash and cash equivalents from continuing operations		156,096	34,706
Net cash from operating activities discontinued operations		384	1,521
Cash flow from investing activities discontinued operations		(605)	(765)
Net increase (decrease) in cash and cash equivalents from discontinued operations		(221)	756
Total increase (decrease) in cash and cash equivalents		155,875	35,462
Cash and cash equivalents at the beginning of the period		44,920	9,458
Cash and cash equivalents at the end of the period	13	200,795	44,920

[1] The figures as of and for the year ended 31 December 2004 have been restated to reflect the retrospective application of IFRS 2 share-based payment transactions, and the sale of Tele Atlas India Ltd, which is presented as a discontinued operation.


Tele Atlas

Consolidated statement of changes in shareholders' equity

	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Additional paid - in capital	Treasury shares	Foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments	Accumulated deficit	Total
				(in thousands of euros)			
Balance as at January 1, 2004	**3,801**	**-**	**287,251**	**(670)**	**(30,304)**	**(132,564)**	**127,514**
Effect of adopting IFRS 2	-	-	-	-	-	(27)	(27)
Share-based compensation	-	-	-	-	-	27	27
Restated as at January 1, 2004	**3,801**	**-**	**287,251**	**(670)**	**(30,304)**	**(132,564)**	**127,514**
Foreign currency adjustment	-	-	-	-	(12,267)	-	(12,267)
Recognition of deferred tax on foreign currency difference on intercompany loans	-	-	-	-	15,031	-	15,031
Changes in valuation of financial instruments	-	-	-	-	655	-	655
Total income for the year recognized in equity	-	-	-	-	3,419	-	3,419
Net result for 2004	-	-	-	-	-	(4,970)	(4,970)
Total income (loss) for the year	-	-	-	-	3,419	(4,970)	(1,551)
Issue of preference shares	-	3,528	164,771	-	-	-	168,299



Exercise of options	-	-	-	419	-	422	841
Share-based compensation	-	-	-	-	-	4,585	4,585
Balance as at December 31, 2004	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**
Balance as at January 1, 2005	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**
Foreign currency adjustment	-	-	-	-	17,130	-	17,130
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	(9,951)	-	(9,951)
Total income for the year recognized in equity	-	-	-	-	7,179	-	7.179
Net result for 2005						(21,840)	(21,840)
Total income for the year	-	-	-	-	7,179	(21,840)	(14,661)
Conversion of preference shares into ordinary shares	3,528	(3,528)	-	-	-	-	-
Issue of ordinary shares	1,497		160,953				162,450
Exercise of options	136	-	4,869	251	-	171	5,427
Share based compensation	-	-	-	-	-	19,444	19,444
Tax on items charged or credited to equity	-	-	-	-	3,472	-	3,472
Balance as at December 31, 2005	**8,962**	**-**	**617,844**	**-**	**(16,234)**	**(134,752)**	**475,820**

Please also refer to note 22 of these financial statements.


Tele Atlas

Notes to the consolidated financial statements

0. Corporate Information

Tele Atlas is a worldwide leading provider of detailed geographic databases. Its products are used in a broad spectrum of applications, ranging from route planners and road maps to advanced location based applications and services.

Tele Atlas N.V. is a stock corporation, incorporated in The Netherlands, with its registered seat in Amsterdam, The Netherlands. Its shares are traded on the Amsterdam Stock Exchange and the Frankfurt Stock Exchange.

The consolidated financial statements of Tele Atlas N.V. for the year ended December 31, 2005 were authorized for issue in accordance with a resolution of the Supervisory Board on February 28, 2006. Balance sheets are presented before appropriation of results.

1. Basis of preparation

The consolidated financial statements are prepared under the historical cost convention, except for financial assets classified as 'financial assets designated at fair value through profit or loss'. Assets and liabilities are stated at face *value unless indicated otherwise.* All *amounts are stated in thousands of euros, unless indicated otherwise.*

Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS's as adopted by the European Union.

Consolidation principles
The consolidated financial statements include the accounts of Tele Atlas N.V. and all its subsidiaries over which it exercises effective control, after the elimination of all material intercompany transactions and balances. Subsidiaries are consolidated as from the date the parent company obtains control until such time as control ceases.

The financial statements of subsidiaries are prepared for the same reporting period as those for Tele Atlas N.V., using consistent accounting policies. Adjustments are made to conform any dissimilar accounting policies.

The following fully owned companies are consolidated in the financial statements:

- Bene-Fin B.V. (The Netherlands)
- Tele Atlas Data 's-Hertogenbosch B.V. (The Netherlands)
- Tele Atlas North America Holding B.V. (The Netherlands)
- Tele Atlas Survey B.V. (The Netherlands)
- Tele Atlas Deutschland GmbH (Germany)
- Tele Atlas Data Gent N.V. (Belgium)
- Tele Atlas North America Inc (United States)
- Tele Atlas Canada (Canada)
- Tele Atlas Iberia SL (Spain)
- Tele Atlas UK Ltd (United Kingdom)
- Tele Atlas GmbH (Austria)



- Tele Atlas Schweiz AG (Switzerland)
- Tele Atlas France SARL (France)
- Tele Atlas Italia Srl (Italy)
- Tele Atlas Scandinavia ApS (Denmark)
- GeoInvent Sp. z o.o. (Poland)

2. Changes in accounting policies and first time application of accounting policies

The following changes in accounting policies have been incorporated in these financial statements.

IFRS 2 Share-based Payment

In February 2004, the International Accounting Standards Board issued IFRS 2 Share-based Payment. IFRS 2 applies to annual periods beginning on or after January 1, 2005. IFRS 2 requires an entity to reflect in its profit and loss and financial position the effects of share-based payment transactions, including expenses associated with share options granted to employees. The revised accounting policy for share-based payments is described under Significant accounting policies – Share based payments.

The main impact of IFRS 2 on the Company is the recognition of an expense and a corresponding entry to equity for share options. The Company has applied IFRS 2 retrospectively and has applied the transitional provisions of IFRS 2 in respect of equity settled awards. As a result, the Group has applied IFRS 2 only to equity settled awards granted after November 7, 2002 that had not vested on January 1, 2005. The effect of the revised policy was a decrease in consolidated current year profits by €19,444 (net of tax €18,845) (2004: €4,585 (net of tax €4,585)) due to an increase in the employee benefits expense included in the personnel expenses with a corresponding increase in equity. The effect of the revised policy due to the adoption of IFRS 2 on current year basic and diluted earnings per share is an increase in the loss per share by €0.43 to €0.49 (2004: €0.12 increase in loss per share).

IAS 38 Intangible assets

In March 2004, the International Accounting Standards Board issued a revised IAS 38. The revised IAS 38 applies to the accounting for intangible assets acquired in business combinations after March 31, 2004, and to all other intangible assets for annual periods beginning on or after March 31, 2004. Whereas under the previous IAS 38 indirect costs and general overheads which could be allocated on a reasonable and consistent basis were recognized as part of the cost of the asset, under the revised IAS 38, these costs cannot be recognized as part of the cost of the asset. The effect of the exclusion of the indirect costs and general overheads on the loss of 2005 was a reduction of approximately €3.3 million and on the basic and diluted earnings per share of € 0.07. The accounting policy for intangible fixed assets is described under Significant accounting policies – Intangible fixed assets.

The following accounting policies, which were previously not applicable to Tele Atlas, were applied from January 1, 2005.

IAS 31 Interests in Joint Ventures

IAS 31 Interests in Joint Ventures, which was issued in December 2003, is applicable to annual periods beginning on or after January 1, 2005. IAS 31 applies to accounting for interests in joint ventures and has been applied in relation to a joint venture agreement with Shanghai Changxiang Computer Co. Ltd to establish in 2005 the joint venture company Navigation Information Co Ltd. This is further described under Significant accounting policies - Investments. See also note 16.



IFRS 5 Non-current assets Held for Sale and Discontinued operations

IFRS 5 Non-current assets Held for Sale and Discontinued operations was issued in March 2004 and applies to annual periods beginning on or after January 1, 2005. IFRS 5 prescribes the accounting and presentation for assets held for sale, and the presentation and disclosure of discontinued operations. On March 23, 2005 the Company announced the sale of its Indian outsourcing operations to Infotech in an all cash transaction. The Company has accounted for this transaction under IFRS 5 and has presented it as a discontinued operation. See also note 11.

3. Summary of significant accounting policies

The principal accounting policies adopted for the preparation of these consolidated financial statements are set out below. The accompanying notes are an integral part of the consolidated financial statements.

Foreign currencies

The functional and presentation currency of Tele Atlas N.V. and its subsidiaries in the Euro countries is the Euro (€). Transactions in foreign currencies are accounted for at the exchange rates prevailing as at the transaction date. Monetary assets and liabilities in foreign currencies are translated at exchange rates as at balance sheet date. Gains and losses resulting from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the Income Statement. However, translation differences on intercompany loans, which have the nature of a permanent investment, are accounted for directly in shareholders equity. Current and/or deferred tax charges and credits attributable to those translation differences are also dealt with in shareholders' equity.

The functional currencies of subsidiaries outside the European Union are their respective domestic currencies. As at the reporting date, assets and liabilities are translated into the presentation currency at the exchange rates prevailing at the respective balance sheet dates. Goodwill and fair value adjustments arising on an acquisition of a foreign entity are treated as assets and liabilities of that foreign operation and translated at the closing rate. Income and expenses are translated at average exchange rates for the periods concerned. Resultant translation differences are charged or credited to shareholders equity. On disposal of a foreign entity, the deferred cumulative amount recognised in shareholders' equity relating to that particular foreign operation shall be recognised in the Income Statement.

The following exchange rates were applied for the main non-euro currencies:

	Rate as at December 31, 2005	Average rate for the period	Rate as at December 31, 2004
USD	0.8460	0.7976	0.7339
GBP	1.4545	1.4598	1.4128
JPY ('000)	7.1917	7.2886	7.0671
CHF	0.6429	0.6463	0.6468
INR	0.0192	0.0182	0.0169
DKK	0,1342	0,1342	0,1344

Financial instruments

Financial instruments carried in the balance sheet consist of cash and cash equivalents, receivables, trade creditors, liabilities and borrowings. Tele Atlas N.V. uses derivative financial instruments such as foreign exchange contracts to



hedge its risks associated with foreign currency fluctuations. It is the company's policy not to trade in financial instruments.

The fair value of forward exchange contracts is determined through independent appraisals.

For purposes of hedge accounting, hedges are classified into three categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognized asset or liability; (b) cash flow hedges which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecast transaction; (c) hedges of a net investment in a foreign operation.

In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the net profit and loss. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the net profit and loss.

For fair value hedges that do not qualify for hedge accounting, any gains or losses arising from changes in the fair value of the instrument are taken directly to the net profit and loss for the period.

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity through the Statement of Changes in Equity and the ineffective portion is recognized in the net profit and loss. When the hedged forecasted transaction affects the profit and loss, the associated gains and losses that had previously been recognized in equity are transferred to the net profit and loss in the same period.

Hedge accounting in relation to cash flow hedges is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. Where the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the net profit and loss for the period.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill on acquisitions after March 31, 2004 is not amortized and goodwill already carried on the balance sheet is not amortized after January 1, 2005. Goodwill already carried on the balance sheet was amortized over 10 years under IAS 22. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of each cash-generating unit, to which the goodwill relates.

Intangible fixed assets

Intangible fixed assets consist of geographic databases, production tools, customer relationships and trademarks. Intangible fixed assets are stated at historical cost, less accumulated amortization and impairment. Intangible assets


Tele Atlas

acquired separately are capitalized at cost and from a business acquisition are capitalized at fair value as at the date of acquisition. The Company capitalizes internally generated intangible fixed assets if all of the following criteria are met:

- The asset meets the definition of an intangible asset, i.e. it is identifiable and controlled by the entity;
- It is probable that future economic benefits that are attributable to the asset will flow to the entity; and
- The cost of the asset can be measured reliably.

The Company capitalises internally generated databases until it is determined that the database of an area has reached a level of completion at which activities are focused on maintaining and upgrading the database from which point capitalization is discontinued. The cost of capitalized internally generated geographic databases and tools includes all production and acquisition costs related to these assets. Whereas under the previous IAS 38 indirect costs and general overheads which could be allocated on a reasonable and consistent basis were recognized as part of the cost of the asset, under the revised IAS 38 which became effective January 1, 2005, these costs cannot be recognized as part of the cost of the asset. Intangible assets are amortized on a straight-line basis, based on the estimated economic life of the assets. Databases are amortized over a period of 10 years, after subsequent completion of the database release. Production tools, customer relationships and trademarks are amortized over 5 years. The Company reviews the amortization period at each financial year-end.

At each balance sheet date, the Company assesses any indication of impairment of intangible fixed assets. If any such indication exists, the amount recoverable is estimated, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Tangible fixed assets

Tangible fixed assets consisting of office and computer equipment and other items, are stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis. Tangible fixed assets are depreciated, based on their estimated economic life, over 3-5 years. The Company reviews the depreciation period and the residual value at each financial year-end.

At each balance sheet date, the Company assesses any indication of impairment of tangible fixed assets. If any such indication exists, the amount recoverable is estimated, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Investments

The Group has an interest in a joint venture which is a jointly controlled entity. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. Two alternative accounting treatments exist: proportionate consolidation or equity accounting. The Company has decided to account for the joint venture, to which the initial contribution was made during the first quarter of 2005, using the equity method. The financial statements of the joint venture are prepared using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The Group has a minority interest in Infotech, which is included in the category financial assets designated at fair value through profit or loss. Gains or losses on these investments are recognized in income.


Tele Atlas

Inventories

Inventories consisting of CD materials for navigation products are stated at the lower of acquisition price or production cost and net realizable value.

Accounts receivable

Accounts receivable are stated at face value less a valuation allowance for bad debts based on a review of all amounts outstanding as at year-end. An estimate for doubtful debts is made when there is objective evidence that the collection of the full amount is no longer probable.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term deposits that mature within 3 months. They are stated at face value.

Leases

Finance leases, which transfer to the group substantially all the risk and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Provisions

Provisions are recognised when the group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the Income Statement net of any reimbursement.

Post employment benefits

Tele Atlas has pension plans in the various countries where it operates. In most countries, a defined contribution plan is operated, limiting the employers' legal or constructive obligation to the amount it agrees to contribute during the period of employment. These contributions are charged to the Income Statement in the year to which they relate.

In Germany, Tele Atlas operates a defined benefit plan. Accumulated obligations are carried as pension liabilities in the balance sheet and are based on actuarial calculations using the projected unit credit method. Benefits paid are deducted from this liability, while additions are charged to the Income Statement.

In Italy all employees are paid a staff leaving indemnity on termination of their employment. Each year, the Group accrues an amount for each employee, based in part on the employee's remuneration and in part on the revaluation of amounts previously accrued. The indemnity has the characteristics of a defined contribution obligation and is an unfunded, but fully provided, liability.

The cost of providing benefits under the plans is determined separately for each plan. Actuarial gains and losses are recognized as income or expense immediately.




Tele Atlas

Share based payments
Employees and Supervisory Board members of the Company receive remuneration in the form of share-based payment transactions, whereby services are rendered as consideration for share options. Options granted under the Company's Option Plans vest over a period as determined in the Agreement with the optionee; vesting does not depend on performance criteria. Option Plans are further described in note 7 to the consolidated financial statements.

The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in note 7.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest taking into account expected attrition. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period. Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.

The Group has applied the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after November 7, 2002 that had not vested on January 1, 2005.

Share capital
Ordinary share capital is recognized at the fair value of the consideration received by the Company. When equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares. As treasury shares are delivered from equity, the Company applies the FIFO method in determining the amount to be credited to equity.

Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The Company generates the majority of its revenues by licensing the geographic content and various additional characteristics of its database to customers. Licensing takes the form of selling products (generally CDs or DVDs) to end users for perpetual use, or licensing of the geographic content and various additional characteristics of the database to customers for a fixed period of time. Licensing to end-users for infinite use may be through the direct sale of products to these customers or through partners (often application developers). Revenue on these sales is recognized in the period when products are sold to the end-user. Where the geographic content and various additional characteristics of the database are licensed to customers for a fixed period of time, revenue will often depend on the use of the data by the customer, as reported by the customer or, when data are sold though a partner, by the partner. Royalty agreements often contain minimum royalty amounts and arrangements for upgrading the data. Revenue in these cases is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise. Depending on the revenue characteristics of the related agreement, revenue on these royalty agreements is recognized upfront or over the period of the agreement.



Government grants and subsidies

Grants and subsidies are recognized when there is reasonable assurance that the grant or subsidy will be received and all attaching conditions will be complied with. Grants or subsidies generally relate to expense items and are matched with the expenses which they intend to compensate.

Financial income and expenses

Interest income and interest expenses are recognized on an accrual basis.

Income taxes

Income tax expense is computed on the pre-tax income for financial accounting purposes. Deferred tax liabilities are recognized for all temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised

Deferred tax is provided for using the liability method on temporary differences arising from the different treatment of items for financial accounting and taxation purposes. Deferred tax is calculated at tax rates which are expected to apply for the periods when temporary differences are expected to reverse.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Use of estimates

The preparation of Tele Atlas N.V.'s consolidated financial statements requires management to make estimates and assumptions that influence the reported amounts in the financial statements. Actual results might differ from those estimates.

4. Segment Information

Tele Atlas' primary reporting format is geographical segments. The Company is active in only one business segment. The geographic segments are based on the location of customers. Revenues and operating result (loss) from areas outside of Europe and North America are included in revenues and operating result (loss) for Europe. Revenues are generally allocated to either the Europe or North America geographic segments, based on the location of the customers. When we sell map data covering the geography of one region to customers in a different region, we allocate a portion of the revenues from the sale to the geographic segment which generated the data to compensate that region for the costs of the creation and maintenance of the data. Expenses related to corporate activities, such as the offices of the chief executive officer and chief operating officer, the corporate finance and accounting, marketing and technology staffs, are allocated evenly between Europe and North America.



	Europe		North America		Corporate and other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	(In thousands of euros)							
Revenues	145,258	98,692	54,810	28,990	-	-	200,068	127,682
Operating result	(661)	13,545	(23,509)	(21,030)	-	-	(24,170)	(7,485)
Total assets (excluding cash balances) (1)	184,695	189,405	161,094	134,732	15,076	21,291	360,865	345,428
Total liabilities (1)	51,489	35,533	13,378	12,350	20,973	42,777	85,840	90,660
Capital expenditure (including internally generated databases and tools)	12,380	35,657	26,656	29,532	-	-	39,036	65,189
Depreciation, amortization	32,234	29,606	20,096	10,510	-	-	52,330	40,116

(1) Included in total assets and total liabilities of Europe as at December 31, 2004 were assets and liabilities relating to our Indian operation, which was sold in 2005, of €2,899 and €641 respectively.

Revenues per Segment

The company operated within one line of business. The following revenue split can be determined:

	Europe		North America		Total	
	2005	2004	2005	2004	2005	2004
	(in thousands of euros)					
In-car navigation	44,705	31,821	8,171	5,132	52,876	36,953
Data products navigation	27,156	24,419	-	-	27,156	24,419
Personal navigation	56,184	28,709	6,132	4,704	62,316	33,413
Enterprise and government	11,123	7,230	33,688	15,574	44,811	22,804
Other segments	6,090	6,513	6,819	3,580	12,909	10,093
Total sales	145,258	98,692	54,810	28,990	200,068	127,682

5. Business Combination

On October 6, 2005 the Company acquired 100% of the share capital in PPWK GeoInvent in an all-cash transaction. PPWK GeoInvent is a Warsaw, Poland based spatial information engineering company and is a leader in integrated mobile mapping technology. Based on their unaudited financial statements PPWK GeoInvent generated for the fiscal year ended December 31, 2004 revenues of PLN 12,310 thousand and reported an EBITDA of PLN 2,678 thousand.

The carrying amount of the assets and liabilities immediately before the acquisition were PLN 4,730 thousand and



PLN 4,594 thousand respectively. The fair values of the identifiable assets and liabilities of PPWK GeoInvent as at the date of the acquisition were:

(in thousands)	**PLN**	**€**
Software	2,593	662
Other Assets	4,205	1,073
	6,798	1,735
Liabilities	(4,594)	(1,173)
Fair value of net assets	2,204	562
Goodwill arising on acquisition	22,424	5,726
	24,628	6,288
Consideration:		
Paid in cash	23,276	5,943
Costs associated with the acquisition	1,352	345
	24,628	6,288

The results of operations of PPWK were consolidated from October 6, 2005 onward. The impact on Tele Atlas' result was a loss of €198. If the combination had taken place at the beginning of the year, the result for the Company would have been a loss of €22.2 million and revenue from continuing operations would have been €200,8 million. .

6. Personnel expenses

(in thousands of euros)

	Year ended December 31,	
	2005	**2004**
	(In thousands of euros)	
Permanent employee expenses:		
- wages and salaries	72,014	61,586
- social security costs	14,700	12,719
- share based compensation	19,444	4,585
- pension costs	2,891	2,607
- other (including recruitment and training costs)	4,593	2,532
Total permanent employee expenses	113,642	84,029
Temporary employee expenses	3,080	1,346
Total personnel expenses	116,722	85,375

Pension costs consist of the cost of defined contribution plans of €1,908 (2004: €1,322) and of defined benefit plans of €983 (2004: €1,285). The cost for defined benefit plans includes interest of €148 (2004: €130). The 2005 service costs were €514 (2004: €371) whereas actuarial losses amounted to €321 (2004: €784).

At December 31, 2005 the Tele Atlas Group had 1,391 full time employees worldwide (December 31, 2004: 1,952). The decrease in the number of our employees compared to the end of 2004 is mainly due to the sale of our India operations.



Remuneration of Management Board and Supervisory Board

The remuneration charged to the income statement for Management Board members was as follows:

	Year ended December 31,	
	2005	2004
	(in thousands of euros)	
Short term employee benefits	494	456
Short term incentives	922	535
Post employment pension and medical benefits	70	93
Total	1,486	1,084

Management Board members have been granted options to purchase ordinary shares as follows:

• 2003: 600,000 options at a price of €0.99 each, exercisable before September 30, 2008;

• 2004: 1,400,000 options at a price of €5.54 each, exercisable before July 1, 2014; and

• 2005: 150,000 options at a price of €17.85 each, exercisable before July 1, 2015.

Options granted in 2003 have vested completely as at December 31, 2005. Options granted in 2004 and 2005 vest over a period of 16 quarters from the date of the grant. The total IFRS 2 expense taken in connection with these grants in 2005 was €3,156 (2004: €1,633).

During 2005 Management Board members exercised options over 550,000 ordinary shares at a price of €0.99 per share, with a total consideration received by the Group of €544 in cash. The total number of options held by Management Board members as at December 31, 2005 was 1,600,000.

Further details on the remuneration of the Management Board are set out on pages 16 to 19 of this Annual Report.

- The remuneration for Supervisory Board members in 2005 was €134 (2004: €190). Supervisory Board members have been granted options to purchase ordinary shares as follows:2004: 40,000 options at a price of €5.70 each, exercisable before July 1, 2014; and
- 2005: 105,000 options at a price between €12.85 and €21.02 each, exercisable before July 1, 2015.

Options vest over a period of 16 quarters from the date of the grant. The total IFRS 2 expense taken in connection with these grants in 2005 was €521 (2004: €65). During 2005 no options were exercised.

7. Share based compensation

In 2000 the Company adopted its Stock Option Plan 2000 under which options to purchase ordinary shares of the Company's stock may be granted to employees of the Company, its present and future subsidiaries and affiliated companies, and to other individuals designated by the Management Board and approved by the Supervisory Board to receive such options for their contributions to the growth and success of the Company and its subsidiaries. Options granted under the Stock Option Plan 2000 are exercisable immediately on the date of the grant, at an exercise price equal to the fair market value of the underlying shares of the Company on the date of the grant. Options granted under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee, within a five year period as from the date of the grant or, upon the optionee's death and with the approval of the Management Board, by his successors within three months from the date of the optionee's demise.


Tele Atlas

In 2003, the Company adopted a new stock option plan for executive management. Under this plan, options were granted to four Management Board members to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period which started on September 1, 2003 and ended on September 30, 2005. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee over a period ending five years from the date of grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months from the date of his demise.

At the beginning of 2004, the Company formalized a stock option plan for officers, employees and certain consultants. The plan provides for optionees to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period which started at the date of the grant and ends September 30, 2005. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee over a period ending five years from the date of the grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months from the date of his demise.

During the Company's Annual General Meeting held on May 27, 2004, the Company's shareholders approved an increase in the ordinary shares available for employee stock option plans to an amount equal to ten percent of the Company's fully diluted shares (assuming exercise of all outstanding warrants and options). This increase became effective upon the closing of the financing on July 6, 2004. A new plan was approved which provides for the granting to employees and consultants of the Company the right to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period as determined in the option agreement with the optionee. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by or on behalf of the optionee over a period not to exceed 10 years from the date of the grant.
stock option activity during 2004 and 2005 was as follows:

	January 1, 2004	Granted	Exercised	Forfeited	December 31, 2004	Granted and vested December 31, 2004	Expiry date	Exercise price (€)
2000 Employee Plan	468,413	0	(111,557)	(64,565)	292,291	292,291	2005-2008	4.08 – 5.50
2003 Executive Plan	634,000	0	(34,000)	0	600,000	450,000	2008	0.99
2003 Employee Plan	0	624,152	(79,584)	(75,416)	469,152	359,364	2009	4.02
2004 Plan	0	4,084,566	(575)	0	4,083,991	543,071	2014	5.54-5.70
Total	1,102,413	4,708,718	(225,716)	(139,981)	5,445,434	1,644,726		
- Weighted Av Exercise Price	*2.43*	*5.34*	*3.78*	*4.34*	*4.84*	*3.74*		

	January 1, 2005	Granted	Exercised	Forfeited	December 31, 2005	Granted and vested December 31, 2005	Expiry date	Exercise price
2000 Employee Plan	292,291	0	(175,976)	(2,156)	114,159	114,159	2005-2008	4.08 – 5.50
2003 Executive Plan	600,000	0	(550,000)	0	50,000	50,000	2008	0.99
2003 Employee Plan	469,152	3,800	(258,528)	(4,700)	209,724	209,724	2009	4.02
2004 Plan	4,083,991	2,870,001	(522,338)	(89,375)	6,342,279	1,502,775	2014-2015	5.54-21.02
Total	5,445,434	2,873,801	(1,506,842)	(96,231)	6,716,162	1,876,658		
- Weighted Av Exercise Price	*4.84*	*14.02*	*3.63*	*5.49*	*9.03*	*6.73*		

54



The weighted average fair value of the options granted during the year was €11.22

The expense recognized for share based compensation and recorded under personnel expenses with a corresponding entry in equity during the year ended December 31, 2005, including the expense in relation to stock options granted to certain consultants for services similar to employment services, is €19,444 (2004: €4,585). The fair value of share options granted is estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the years ended December 31, 2005 and December 31, 2004.

Dividend yield (%)	*0%*
Expected volatility (%)	*78.7%-91.0%*
Historical volatility (%)	*78.7%-91.0%*
Risk-free interest rate (%)	*2.9%-4.3%*
Expected life of option (years)	*5-10*

The exercise price of options is equal to the fair value of the shares on the date of the grant. Due to the lack of available historical data, the expected life of the options after vesting is based on the theoretical assumption that option holders will exercise their options at the end of the exercise period. This is not necessarily indicative of actual exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of option grants were incorporated into the measurement of fair value.

8. Other operating expenses

	Year ended December 31,	
	2005	2004
	(in thousands of euros)	
Housing, IT and communication cost	14,534	11,353
Marketing	7,694	6,587
Source material	5,227	4,154
Outsourcing cost	15,350	5,161
Travel and other cost	16,838	25,589
Total	59,643	52,844



9. Financial income and expenses

	Year ended December 31,	
	2005	2004
	(in thousands of euros)	
Interest income	1,505	356
Interest expense	(218)	(1,409)
Other financial expenses	(366)	(635)
Currency translation gains/(losses)	(226)	(1,833)
Total	695	(3,521)

10. Income tax

Major components of income tax expense for the years ended December 31, 2005 and 2004 are:

	2005	2004
	(in thousands of euros)	
Current income tax	(2,715)	(1,324)
Adjustments in respect of current income tax of previous years	(30)	(90)
Deferred income tax relating to origination and reversal of temporary differences	(2,136)	(1,314)
Recognition of tax asset not previously recognized	5,913	7,679
Adjustments in respect of deferred income tax of previous year	(384)	280
Income tax benefit/(charge)	*648*	*5,231*

The aggregate net amount of current and deferred tax relating to items charged or credited to equity in 2005 was €6,479. This includes the estimated tax benefit which is expected to be realized on tax deductible expenses in relation to share-based compensation to the extent that these deductible expenses exceed the expense recognized in the Income Statement.



	Year ended December 31,	
	2005	2004
	(in thousands of euros)	
Accounting result before tax from continuing operations	(22,267)	(11,006)
Result before tax from discontinued operations	(221)	805
Accounting result before income tax	(22,488)	(10,201)
Tax at weighed statutory tax rate of 34% (2004: 34%)	7,618	3,457
Adjustment in respect of current income tax of previous years	(30)	(90)
Adjustment in respect of deferred income tax of previous years	5,529	7,959
Losses for which no tax asset has been recognized	(6,438)	(3,679)
Non-deductible expenses, including IFRS 2 expenses	(5,581)	(1,941)
Other	(450)	(475)
	648	5,231

Deferred tax assets mainly relate to future benefits from tax loss carry forwards in The Netherlands, to the extent that it is likely that these benefits will occur. Movements in deferred tax assets are as follows:

	Year ended December 31,	
	2005	2004
	(in thousands of euros)	
Balance as at January 1,	21,291	-
Additions to/deductions from deferred tax assets	(6,215)	21,291
Balance as at December 31,	15,076	21,291

Deferred tax liabilities relate mainly to temporary differences in relation to the valuation of databases in Germany and Belgium. Movements in deferred tax liabilities are as follows:

	As at December 31,	
	2005	2004
	(in thousands of euros)	
Balance as at January 1,	21,062	21,447
Additions to/deductions from deferred tax liabilities	(3,132)	(385)
Balance as at December 31,	17,930	21,062



The Company's tax balances consist of:

	As at December 31,	
	2005	2004
	(in thousands of euros)	
Deferred income tax asset	15,076	21,291
Current income tax liability	(3,043)	(1,437)
Deferred income tax liability	(17,930)	(21,062)
Total	(5,897)	(1,208)

As at December 31, 2005 Tele Atlas N.V. and its subsidiaries had remaining tax loss carry forwards amounting to €54.9 million net of temporary differences (2004 restated: €63.4 million), mainly in The Netherlands and the USA for which no tax asset has been recognized yet. The losses which arose in the period 2000 till 2005 are available for 20 years for offset against taxable profits.

11. Discontinued operation

On March 23, 2005 the Company sold its Indian subsidiary Tele Atlas India Private Ltd. ("Tele Atlas India") in an all-cash transaction to Infotech Enterprises Ltd. for €1.2 million. The net result on the sale after deducting transaction expenses and taxes was a loss of €0.4 million.

Tele Atlas India did not have any revenues to third parties. The net result of operations for 2005 consisting of operational expenses (€1.5 million) net of internal charges to the European and North American organization (€1.7 million) was a profit of €0.2 million (2004: €0.8 million). Operating expenses included depreciation and amortization of €0.2 million (2004: €0.7 million). The tax charge on operating results for 2005 was €0.0 million.

12. Earnings per share

Earnings per share are calculated by dividing the net result for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding (adjusted for treasury shares) during the year. The weighted average number of ordinary shares outstanding during 2005 was 44,820,133 (2004: 37,716,789 shares).

Diluted earnings per share are calculated by dividing the net result attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of dilutive convertible preference shares, warrants and options to the extent that these options have vested, unless the result of such calculation would be anti-dilutive.

Since in 2005 and 2004 the net result of the group was negative, the effect of adjusting the number of shares for the convertible preference shares and options would be anti-dilutive and consequently diluted earnings per share equals basic earnings per share.



13. Cash and cash equivalents

	As at December 31,	
	2005	2004
	(in thousands of euros)	
Cash at bank and on hand	108,898	3,507
Short term bank deposits	91,897	41,413
Total	200,795	44,920

14. Accounts receivable

	As at December 31,	
	2005	2004
	(in thousands of euros)	
Trade accounts receivable	36,194	26,840
Unbilled royalty revenue	5,811	8,030
Total	42,005	34,870

15. *Prepaid expenses and other current assets*

Other receivables consist of VAT recoverable, prepaid insurances, advances and other prepaid expenses.

16. Investments

In April 2005, the Company used the proceeds of the sale of its Indian operation to purchase 250,000 shares in Infotech for an initial amount of €1,250. The resulting minority shareholding is accounted for in the balance sheet at fair value with resulting gains and losses being included in the Income Statement. The change in fair value in 2005 was €1,304.

In October 2004, the Company entered into a joint venture agreement with Shanghai Changxiang Computer Co. Ltd to establish the joint venture company Navigation Information Co Ltd. The joint venture is regarded a jointly controlled entity under IFRS. The Company has decided to account for the joint venture, to which an initial contribution of €323 was made during the first quarter of 2005, using the equity method. The share in the loss of the joint venture in 2005 was €96.

59


Tele Atlas

17. Tangible fixed assets

(in thousands of euros)	Office and computer equipment	Other	Total
Net book value as at January 1, 2005	7,742	2,389	10,131
Acquisition of subsidiary	194	223	417
Additions	5,238	693	5,931
Discontinued operation and other disposals	(840)	(425)	(1,265)
Depreciation	(4,337)	(904)	(5,241)
Exchange differences	437	189	626
Net book value as at December 31, 2005	8,434	2,165	10,599
Cumulative cost as at January 1, 2004	27,832	5,604	33,436
Less: accumulated depreciation as at January 1, 2004	(22,794)	(3,594)	(26,388)
Net book value as at January 1, 2004	5,038	2,010	7,048
Cumulative cost as at December 31, 2004	32,050	6,191	38,241
Less: accumulated depreciation as at December 31, 2004	(24,308)	(3,802)	(28,110)
Net book value as at December 31, 2004	7,742	2,389	10,131
Cumulative cost as at December 31, 2005	32,558	5,798	38,356
Less: accumulated depreciation as at December 31, 2005	(24,124)	(3,633)	(27,757)
Net book value as at December 31, 2005	8,434	2,165	10,599



18. Intangible fixed assets

in thousands of euros	Databases and Tools	Goodwill	Other	Total
Net book value as at January 1, 2005	245,021	14,549	15,648	275,218
Acquisition of subsidiary	-	5,726	717	6,443
Additions	32,864	-	-	32,864
Purchase of databases	241	-	-	241
Amortization	(43,262)	-	(3,827)	(47,089)
Exchange differences	11,991	2,170	2,183	16,344
Net book value as at December 31, 2005	246,855	22,445	14,721	284,021
Cumulative cost as at January 1, 2004	346,683	31,153	-	377,836
Less: *accumulated amortization* as at January 1, 2004	(118,160)	(13,597)	-	(131,757)
Less: accumulated impairment losses as at January 1, 2004	(45,091)	(16,909)	-	(62,000)
Net book value as at January 1, 2004	183,432	647	-	184,079
Cumulative cost as at December 31, 2004	441,736	45,354	17,550	504,640
Less: accumulated amortization as at December 31, 2004	(159,246)	(13,896)	(1,902)	(175,044)
Less: accumulated impairment losses as at December 31, 2004	(37,469)	(16,909)	-	(54,378)
Net book value as at December 31, 2004	245,021	14,549	15,648	275,218
Cumulative cost as at December 31, 2005	486,832	53,250	20,450	560,532
Less: accumulated amortization as at December 31, 2005	(201,585)	(13,896)	(5,729)	(221,210)
Less: accumulated impairment losses as at December 31, 2005	(38,392)	(16,909)	-	(55,301)
Net book value as at December 31, 2005	246,855	22,445	14,721	284,021

	2005	2004
	(In thousands of euros)	
Additions to databases and tools can be broken down as follows:		
- source material acquired	4,275	4,154
- internally generated databases and tools	28,830	55,541
	33,105	59,695


Tele Atlas

Impairment testing of indefinite lived goodwill and review of previously recognized impairment loss

Goodwill acquired through the acquisition of GDT has been allocated to the North American region as a Cash Generating unit as defined under IAS 36. The carrying amount of goodwill as at December 31, 2005 was $19,351 (€16,371).

In 2003, the Company recognized an impairment loss on intangible assets and goodwill which had been allocated to the North American region. The amount of the impairment loss on databases and tools yet to be amortized as at December 31, 2005 was $45,381(€38,392).

The recoverable value of the region has been determined based on a value in use calculation. Cash flow projections covering a period of ten years and a terminal value were developed by the Company. Management believes that this planning horizon is justified taking into account the long term nature of investments in its business. Projected pre-tax cash flows were discounted using Weighted Average Cost of Capital of 24.5%, which was based on an industry average capital structure.

The key assumptions on which management has based its cash flow projections to undertake the impairment testing of goodwill and the review of previously recognized impairment loss are as follows:

- revenue growth has been based on historic performance and detailed revenue planning for 2006. For subsequent years, growth is based on expected market growth and the expected development of Tele Atlas North America's market share.
- growth of cost of goods sold and sales related expenses has been estimated based on revenue growth.
- growth of other costs, including costs related to the database, has been estimated taking into account the expected cost savings resulting from the integration of GDT in the North American Tele Atlas organization, future plans in improving the database and expected cost of living increases.

19. Accrued expenses and other liabilities

Accrued expenses and other liabilities relate mainly to liabilities in respect of source material acquired, holiday allowances, royalties to third parties, returned products.

20. Shareholder entitlement to potential tax benefits

This relates to a contingent loan from International Asset Management (IAM) B.V. which was granted further to the legal restructuring of the Tele Atlas Group in January, 2000. The loan was based on the potential tax benefits to the Tele Atlas Group of the tax depreciable base of intangible fixed assets as at December 31, 1999. Repayment of the loan was contingent upon the realization of these tax benefits over a 10-year period. Any remaining balance payable after this period would be forgiven. The loan did not bear interest. The total amount of the contingent loan, assuming full realization of the tax benefits, was €33.0 million. The €20.3 million amount for the loan carried on the Tele Atlas balance sheet as at December 31, 2004 represented the amount expected to be payable to IAM during the ten year term of the agreement. As of March 31, 2005 €2.1 million in benefits had been realized by Tele Atlas and was payable under the loan agreement.

On May 10, 2005 the Company entered into an agreement with IAM to convert a contingent loan into ordinary shares.





Pursuant to the conversion agreement, the loan was valued at €17.5 million, which was the fair value as determined by the Company's Supervisory Board . Tele Atlas issued 1,460,768 ordinary shares in connection with the conversion, which was determined based on the April 18, 2005 closing price of the Company's shares on the Xetra exchange. Upon conversion, all payment obligations under the loan (including the current payable amount of €2.1 million) ceased to exist. The difference between the book value of the loan (€20.3 million) and the value of the shares at par (€146.1 thousand) was included in share premium.

21. Pension accrual

Movements in pension liabilities were as follows:

	As at December 31,	
	2005	2004
	(in thousands of euros)	
Balance as at January 1,	3,761	2,606
Charged/released to Income Statement	983	1,285
Utilized	(119)	(130)
Balance as at December 31,	4,625	3,761

Pension liabilities relate the deferred benefit plan in Germany and the staff leaving indemnity in Italy. There are no plan assets in relation to these plans. In connection with the defined benefit plans in Germany a discount rate of 4.2% was used, an assumed rate of salary increase of 3.0% and German mortality rates.

22. Shareholders' equity

Ordinary Share Capital

As at December 31, 2005 89,619,446 ordinary shares had been issued and fully paid up. As at December 31, 2005 the company held no ordinary shares as treasury stock.

Developments in ordinary shares during the year were as follows:

Number of ordinary shares issued and paid up as at January 1, 2005	38,013,897
Conversion of shareholder loan (note 20)	1,460,768
Conversion of preferred A shares	35,276,329
Issue of ordinary shares	7,246,403
Exercise of warrants	6,237,145
Exercise of stock options (note 7)	1,384,904
Balance as at December 31, 2005	89,619,446

Convertible Preferred A Shares

On November 12, 2005 the Meeting of Shareholders resolved to amend the articles of association of the Company, resulting in the abolishment of the Preferred A Shares and the rights associated thereto upon the completion of the offering of ordinary shares on November 22, 2005. The Preferred A Shares, which were issued in July 2004 to a consortium of investors, were each convertible into one Ordinary Share without further payment. Preferred A Shares would pay the same dividend, if any, as Ordinary Shares but were senior in liquidation preference. The prior approval



of the meeting of holders of Preferred A Shares was required before the General Meeting of Shareholders could pass resolutions on certain matters, such as issuing new shares or rights to acquire shares, the limitation or exclusion of preemptive rights of shareholders, the acquisition by the Company of its own shares or the reduction of issued share capital, any distribution to shareholders or ordinary shares and amendments to the Company's articles.

The total issued number of Convertible Preferred A Shares as at December 31, 2004 was 35,276,329 with a value of €0.10 each. On November 22, 2005 35,276,329 Convertible Preference Shares were converted into the same number of Ordinary Shares.

Issue of ordinary shares

ON November 22, 2005 the Company completed an offering of new ordinary shares on the Euronext Amsterdam Exchange. 7,246,403 Ordinary shares were issued at a price of €18.50 per share.

Warrants

Simultaneously with the issue of the Preference Shares to the investor consortium in 2004, 7,055,264 Warrants were issued to the consortium, each for the purchase of one Convertible Preferred A Share at a purchase price of €5.00. These were exercisable at any time until July 6, 2009.

Holders of a Warrant could elect (i) to exercise the Warrant, in whole or in part, in cash by payment of the exercise price of €5.00 per Preferred A Share ("Cash Exercise") or (ii) to require us to purchase the portion of the Warrants to be exercised against an amount equal to (x) the number of ordinary shares into which the Preferred A Shares issued upon exercise of the Warrants may be converted at the time of exercise ("Exercise Shares") multiplied by (y) the difference between the Implied Share Market Price, as defined in the terms of the Warrants, and the exercise price of €5.00 (the "Purchase Amount"); provided, however, that the Purchase Amount would not be paid by us to the Warrant holder but would remain outstanding. Immediately following such purchase by us, the Warrant holder was to purchase such number of Preferred A Shares from us as determined by dividing the Purchase Amount by the Implied Share Market Price for a per share purchase price of the Implied Share Market Price, such amount to be paid to the Company by set-off against the Purchase Amount ("Cashless Exercise")

Before the completion of the offering on November 22, 2005 the Company and the Selling Shareholders agreed to amend the terms and conditions of the Warrants, subject to the closing of the Global Offer to the effect that upon exercise of a Warrant the Warrant holders would purchase fully paid ordinary shares as opposed to Preferred A Shares. Immediately after the offering on November 22, 2005 all Warrants were exercised. Subsequently, 6,237,145 ordinary shares were issued.

23. Financial instruments

Financial risk management objectives and policies

The Company is exposed to market risk, including changes in currency exchange rates and uses derivatives in connection with its risk management activities. The Company does not hold or issue derivative financial instruments for trading purposes.





Foreign currency risk

The Company carries out a significant proportion of its business in US dollars. The primary purpose of the Company's hedging activities is to protect its net cash flow in US dollars against the volatility in the rate of the US dollars against the Group currency, the euro.

Credit risk

Credit risk arising from the inability of a counterparty to meet the terms of the Company's financial instrument contracts is generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Company. It is the Company's policy to enter into financial instruments with a diversity of creditworthy counterparties. Therefore, the Company does not expect to incur material credit losses on its risk management or other financial instruments.

Derivative financial instruments

IAS 39, *Financial Instruments: Recognition and Measurement* requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedging instruments must be adjusted to fair value through income. If the derivative is a hedging instrument, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in a separate component of equity until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

At December 31, 2005 and 2004 no derivative financial instruments were included in the balance sheet. The amount that was removed from equity and reported in the Income Statement in 2005 was €0 (2004: negative €655).

Credit risk exposures

The Group's maximum exposure to credit risk (not taking into account the value of any collateral or other security held) in the event of the counterparties fail to perform their obligations as of December 31, 2005 in relation to each class of recognized financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract of arrangement. The Company's maximum credit risk exposure for derivative instruments is as follows. Foreign exchange contracts – the full amount of the foreign currency the Company will be required to pay or purchase when settling the forward exchange contracts, should the counterparties not pay the currency they are committed to deliver to the Company. As of December 31, 2005, the notional principal amounts for foreign exchange contracts was €0 .

Significant concentrations of credit risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is significant in relation to the Company's total credit exposure. The Company's portfolio of financial instruments is broadly diversified along industry, product and geographic lines, and


Tele Atlas

transactions are entered into with diverse creditworthy counterparties, thereby mitigating any significant concentration of credit risk.

24. Commitments and contingent liabilities

Contingent liabilities

Tele Atlas N.V. and its subsidiaries are, from time to time, party to litigation arising in the normal course of business. As at December 31, 2005 there were no significant cases, which had not been provided for in the financial statements.

Operating lease commitments

Tele Atlas N.V. leases facilities, cars and certain computer equipment under operating leases (the lessor effectively retains substantially all the risks and benefits of ownership of the leased items).

As at December 31, 2005, *the minimum annual lease commitments based on contractually agreed lease terms were* as follows:

(in thousands of euros)	
Within one year	14,172
After one year but no more than five years	21,338
More than five years	3,408

Rental expenditure for the year ended December 31, 2005 amounted to €14,631

Finance lease commitments

The group has finance leases for cars. The net book value of the assets related to these leases is €127. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments as at December 31, 2005 are as follows:

(in thousands of euros)	Minimum payments	Present value of payments
Within one year	119	116
After one year but no more than 5 years	30	29
Total minimum lease payments	149	
Less amounts *representing finance charges*	4	
Present value of minimum lease payments	145	145

Source material commitments

As at December 31, 2005 Tele Atlas N.V. had commitments in relation to the acquisition of source material of €5,071, of which €2,949 arises in 2006.


Tele Atlas

25. Shareholders positions of Statutory Directors and Supervisory Board

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and vested share options in Tele Atlas N.V. as at December 31, 2005.

Statutory Directors Tele Atlas N.V.	Shares	Vested Options
Alain De Taeye	28,369	296,875
George Fink	-	296,875

Supervisory Board	Shares	Vested Options
Wim Dik	300	625
Bandel Carano	-	2,500
Charles Cotton	-	10,000
Holger von Hebel	-	-
Peter Morris	-	2,500
George Schmitt	-	10,000
Joost Tjaden	8,563	2,500

67


Tele Atlas

FINANCIAL STATEMENTS 2005
TELE ATLAS N.V.

68


Tele Atlas

FINANCIAL STATEMENTS TELE ATLAS N.V.

Balance sheet

ASSETS	Notes	As at December 31, *(in thousands of euros)*	
		2005	2004
Non-current assets			
Intangible fixed assets	A		
- goodwill		6,074	348
Tangible fixed assets	B		
- property and equipment		182	151
Financial fixed assets	C		
- subsidiaries and participating interest		268,190	259,750
Deferred tax	D		
- deferred income tax asset		15,047	21,291
Total non-current assets		289,493	281,540
Current assets			
- cash and cash equivalents	G	196,435	43,027
- trade receivables	E	13,744	9,355
- other receivables	F	1,134	457
- inventories		902	571
Total current assets		212,215	53,410
Total assets		501,708	334,950


Tele Atlas

FINANCIAL STATEMENTS TELE ATLAS N.V.

Balance sheet

EQUITY AND LIABILITIES	Notes	As at December 31, (in thousands of euros)	
		2005	2004
Shareholders' equity	H		
- share capital		8,962	7,329
- share premium		617,844	452,022
- accumulated result (deficit)		(129,146)	(154,442)
- treasury stock		-	(251)
- result (loss) current year		(21,840)	(4,970)
Total equity		475,820	299,688
Provisions and non-current liabilities			
- shareholders entitlement to potential tax benefits	I	-	18,161
Total provisions and non-current liabilities		-	18,161
Current liabilities			
- shareholders entitlement to potential tax benefits	I		2,125
- trade accounts payable		3,265	3,338
- income tax payable		1,800	867
- accrued expenses and other liabilities	J	20,823	10,771
		25,888	17,101
Total equity and liabilities		501,708	334,950

70


Tele Atlas

Income Statement

	2005	2004
	(in thousands of euros)	
Income after taxation from affiliated companies	(30,541)	16.718
Other income after taxation	8,701	(21,688)
Net income	(21,840)	(4,970)


Tele Atlas

Accounting policies for the financial statements of Tele Atlas N.V.

The financial statements of Tele Atlas N.V. have been prepared in compliance with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.
For valuing assets and liabilities and determining the profit and loss, the Company applies art 2:362 section 8 of Book 2. This result in assets and liabilities being valued and profit and loss being determined in accordance with the International Financial Reporting Standards (IFRS). Please refer to note 1 in the consolidated financial statements.
The Income Statement of Tele Atlas N.V. has been simplified on account of art 402 of Part 9 Book 2 of the Netherlands Civil Code

The figures as of and for the year ended December 31, 2004 have been restated to reflect the retroactive impact of applying art 2:362 section 8.
The impact of IFRS 2 on the Company is the recognition of an expenses and a corresponding entry to equity for share options. Further reference is made to note 2 IFRS-2 Share-based payments in the notes to the consolidated financial statement.
Another impact reflected in 2004 relates to not amortizing goodwill in the US resulting in a retroactive restatement of equity and financial fixed assets. The net effect is an increase in equity with €710 and an increase for the same amount in financial fixed assets.

For a detailed description of the accounting policies please refer to note 3 to the consolidated financial statements.

Notes to the balance sheet

A. Intangible fixed assets

Intangible fixed assets relate solely to goodwill.

	2005	2004
	(in thousands of euros)	
Net book value as at January 1,	348	647
Goodwill on newly acquired company	5,726	
Amortization		(299)
Net book value as at December 31,	6,074	348
Cumulative cost as at December 31,	37,180	31,454
Less: accumulated amortization and impairment on December 31,	(31,106)	(31,106)
Net book value as at December 31,	6,074	348



B. Tangible fixed assets

These assets consist of office and computer equipment

	2005	2004
	(in thousands of euros)	
Net book value as at January 1,	151	121
Additions	117	102
Depreciation	(86)	(72)
Net book value as at December 31,	182	151
Cumulative cost as at December 31,	465	431
Less: accumulated depreciation	(283)	(280)
Net book value as at December 31,	182	151

C. Financial fixed assets

	Non Consolidated Subsidiaries	Subsidiaries	Loans to subsidiaries	Total
January 1, 2005	-	(37,577)	297,327	259,750
Adjustment Transfer Pricing 2004	-	7,493	(7,493)	-
Acquisitions	286	563	-	849
Loans granted	-	-	19,678	19,678
Result	(96)	(30,445)	-	(30,541)
Exchange differences	37	(17,329)	35,746	18,454
December 31, 2005	227	(77,295)	345,258	268,190

For a list of subsidiaries please refer to note 1 to the consolidated financial statements.

D. Deferred tax

Deferred tax assets relate to future benefits from tax loss carry forwards in the Netherlands, to the extent that it is likely that these benefits will occur. For changes in deferred tax, please refer to note 10 to the consolidated financial statements.


Tele Atlas

E. Trade receivables

	As at December 31,	
	2005	2004
	(in thousands of euros)	
Affiliated companies	-	-
Other	13,744	9,355
Total	13,744	9,355

F. Other receivables

Other receivables consist of prepaid insurances, advances and other items.

G. Cash and cash equivalents

	As at December 31,	
	2005	2004
	(in thousands of euros)	
Cash at bank and on hand	104,647	1,727
Short term bank deposits	91,788	41,300
Total	196,435	43,027

H. Shareholders' equity

For changes in shareholders' equity, please refer to note 22 and page 41/42 to the consolidated financial statements.

I. Shareholder entitlement to potential tax benefits

This relates to a contingent loan from International Asset Management (I.A.M.) B.V., which is further explained in note 20 to the consolidated financial statements.

J. Accrued expenses and other liabilities

Accrued expenses and other liabilities relate mainly to liabilities in respect of source material acquired, holiday allowances, royalties to third parties, and returned products.


Tele Atlas

K. Commitments and contingent liabilities

Contingent liabilities

Tele Atlas N.V. and its subsidiaries are, from time to time, party to litigation arising in the normal course of business. As at December 31, 2005 there were no significant cases, which had not been provided for in the financial statements.

Operating lease commitments

Tele Atlas N.V. leases facilities, cars and certain (computer) equipment under operating leases. As at December 31, 2005, the minimum annual lease commitments are as follows:

	(in thousands of euros)
Within one year	1,378
After one year but within five years	2,082
After more than five years	

Rental expenditure for the year ended December 31, 2005 amounted to EUR 975.

L. Remuneration of Statutory Directors and Supervisory Board members

The total remuneration of the four Statutory Directors amounted to EUR 1,112 specified as follows:

	Salary	Bonus	Pension Premium	Other benefits	Total
			(In thousands of Euros)		
Alain de Taeye	260	177	28	17	482
George Fink	234	371	7	18	630

The Company has granted rights to purchase ordinary bearer shares to Statutory Directors. The conditions for these stock options are disclosed in the consolidated financial statements. Changes in option rights of Statutory Directors are specified below:

	Balance as at January 1, 2005	Granted/ Forfeited	Exercised	Balance as at December 31, 2005	Vested options as at December 31, 2005	Exercise price
Alain de Taeye	1,000,000	75,000	275,000	800,000	296,875	6,55
George Fink	1,000,000	75,000	275,000	800,000	296,875	6,55

Please refer to page 17-21 for the remuneration report and note 25 to the consolidated financial statements for the shareholder position held by the Statutory Directors and Supervisory Board.


Tele Atlas

The total remuneration of the Supervisory Board members amounted to Eur 134 specified as follows:

Supervisory Board	Remuneration
Wim Dik	37
Bandel Carano (1)	17
Charles Cotton (1)	4
Holger von Hebel (1)	34
Peter Morris (1)	17
George Schmitt (1)	4
Joost Tjaden	21
	134


Tele Atlas

OTHER INFORMATION

Independent auditors' report

Introduction

We have audited the company financial statements for the year 2005 which are part of the financial statements of Tele Atlas N.V., Amsterdam. These company financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the company financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the company financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the company financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the company financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the company financial statements give a true and fair view of the financial position of the company as at December 31, 2005 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the Report of the Management Board is consistent with the company financial statements

Eindhoven, February 28, 2006

For Ernst & Young Accountants

L.J. Wortel RA P.M. van der Zanden RA

77


Tele Atlas

Appropriation of results

Pursuant to Article 18 of the Articles of Association, the Company may make distributions only to shareholders insofar as its shareholders' equity exceeds the amount of its paid up capital, increased by reserves, which shall be kept by virtue of the law. The profit appearing from the profit and loss account adopted by the meeting of shareholders shall be at the disposal of the meeting of shareholders. Any resolution to distribute profit to shareholders is subject to the prior approval of the meeting of preferred A shares outstanding.

Where a dividend is declared or a distribution from general reserves is made such dividend or distribution will allocated between the class of ordinary shares and the class of preferred A shares as if the preferred A shares had already been converted into ordinary shares.

Losses for the year are deducted from the accumulated result.


SEC MAIL
WASH. D.C.
AUG 2006

ARTICLES OF ASSOCIATION
of
Tele Atlas N.V.
as they read since 22 November 2005.

ARTICLES OF ASSOCIATION OF
TELE ATLAS N.V.
(informal translation)

JN/10011812/323805
(6003071/326838v4)

having its seat in Amsterdam, as they read after the deed of amendment to the articles of association executed on 22 November 2005 before C. Holdinga, civil-law notary in Amsterdam, in respect of which amendment the Minister of Justice has advised on 14 November 2005 under number N.V. 537493 that no objections have become apparent.

Definitions

Article 1.

The following definitions shall apply in these articles of association:

a. accountant: an accountant as referred to in article 2:393 Dutch Civil Code or an organisation in which such accountants are associated;
b. affiliate:
   - a legal entity to which the company or one or more affiliates alone or together for their own account furnish at least half the issued capital;
   - a partnership of which a business has been filed in the trade register and for which the company or an affiliate is fully liable as partner for all debts towards third parties;
c. annual accounts: the balance sheet and the profit and loss account with explanatory notes thereto;
d. annual meeting: the meeting of shareholders destined for the consideration of the annual accounts and the annual report;
e. annual report: report of the position of the company on the balance sheet date and the course of the business during the financial year;
f. articles: these articles of association;
g. company: the company to which the present articles of association will apply;
h. depositary receipts for shares: depositary receipts for shares in the company;
i. general meeting: the body formed by shareholders holding voting rights and other persons holding voting rights;
j. group: as defined in article 2:24b Dutch Civil Code;

k. group company: a legal entity or partnership with which the company is affiliated in a group;

l. holders of depositary receipts: holders of depositary receipts for shares in the company, issued with the company's concurrence.

Unless stated otherwise this term includes those who as a result of a right of usufruct of pledge created on a share, have the rights granted by law to holders of depositary receipts issued with a company's concurrence;

m. Management Board: the management board of the company;

n. persons entitled to attend the meeting:
- holders of shares with the right to vote;
- holders of shares without the right to vote;
- holders of depositary receipts for shares in the company issued with the cooperation of the company;
- usufructuaries and pledgees who have been granted the rights conferred by law to holders of depositary receipts for shares issued with the cooperation of a company;

o. shareholders' meeting: the shareholders entitled to vote and other persons entitled to vote;

p. subsidiary:
- a legal entity in which the company or one or more of its subsidiaries, whether or not by virtue of an agreement with other persons entitled to vote, may exercise alone or jointly more than half the voting rights at the shareholders meeting;
- a legal entity of which the company or one or more of its subsidiaries are a member or shareholder and, whether or not by virtue of an agreement with other persons entitled to vote, may appoint or dismiss alone or jointly more than half the managing directors or supervisory directors (or members of a similar governing body, such as a board of directors of a corporation formed under the laws of a State of the United States of America), also if all persons entitled to vote do so.

With a subsidiary shall be put on a par a partnership acting under its own name in which the company or one ore more subsidiaries are as partner fully liable for the debts towards debtors.

To the provisions made afore shall apply unabridged the provisions of article 2:24a paragraph 3 and 4 Dutch Civil Code;

q. Supervisory Board: the supervisory board of the company.

Name and seat

Article 2.

1. The name of the company is:
   Tele Atlas N.V.
2. The company has its seat in Amsterdam.

Objects

Article 3.

The objects of the company are:

- to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises and provide advice and other services to legal persons and other enterprises active in the field of (i) digital maps and (ii) products connected with or derived from the products referred to under (i);
- to conduct business in the above referred to field;
- to acquire, manage, encumber and dispose of any property and to invest and manage capital, as well as to advise other persons, bodies corporate, companies and enterprises in respect thereof;
- to acquire, use and/or assign industrial and intellectual property rights and real estate property;
- to provide security for the debts of legal persons or of other entities with who the company is affiliated in a group;
- to undertake all that which is connected to the foregoing or in furtherance thereof,

all in the widest sense of the words.

Capital

Article 4.

The company's authorised capital amounts to thirty million euro (EUR 30,000,000.-) and is divided into three hundred million (300,000,000) ordinary shares, each with a par value of ten cent (EUR 0.10).

The issue of shares

Article 5.

1. The issue of shares may be effected only by virtue of a resolution adopted by the shareholders' meeting; such a resolution shall also set out the price and other terms and conditions of issue, if any.
   The price may not be below par.

Upon subscription for shares the nominal amount must be paid up.

2. Each shareholder shall, with respect to any issue of shares, have a pre-emptive right in proportion to the aggregate amount of shares held by him.

   Pre-emptive rights are non-transferable.

   Notwithstanding the above, if a shareholder who is entitled to a pre-emptive right does not or does not fully exercise such right, the other shareholders shall be similarly entitled to pre-emptive rights with respect to those shares, which have not been claimed.

   In case the other shareholders collectively do not or do not fully exercise their pre-emptive rights, then the general meeting shall be free to decide to whom the shares which have not been claimed shall be issued, and such issuance may be made against a higher price.

   The pre-emptive rights may be limited or excluded, but only with respect to a specific issue, by virtue of a resolution adopted by the corporate body that has the authority to limit or exclude pre-emptive rights.
3. The shareholders' meeting may delegate the powers as referred to in paragraph 1 and paragraph 2 of this article to the Supervisory Board, all in accordance with articles 2:96 and 2:96a Dutch Civil Code.
4. When shares are issued, there shall be no pre-emptive rights towards (i) shares to be issued against any payment other than in cash or (ii) shares issued to employees of the company or of a group company.
5. The provisions of the above paragraphs of the present article shall apply accordingly to the granting of a right to subscribe for shares, but shall not apply to the issue of shares to one who exercises a previously acquired subscription right.

Own shares

Article 6.

1. The company may not subscribe for shares in its own capital at the time shares are issued.
2. Any acquisition by the company of shares in its own capital that are not fully paid-up shall be null and void.
3. The company may acquire fully paid-up shares in its own capital for no value, or in the event that:
   a. the shareholders' equity less the acquisition price is not less than the sum of the paid in and called up part of its capital and the reserves that it is legally required to

maintain; and

b. the par value of the shares to be acquired and of the shares in its capital already held by the company and its subsidiaries is not more than one-tenth of the issued capital; and

c. the acquisition is authorised by the shareholders' meeting or by another corporate body of the company appointed by the shareholders' meeting for this purpose.

The authorisation referred to in this paragraph is not required to the extent the company acquires its own shares quoted in the listing of any stock exchange in order to transfer them to employees of the company or of a group company pursuant to a scheme applicable to such employees.

Any acquisition of shares in violation of the provisions of the present paragraph shall be null and void.

4. The validity of any such acquisition shall be determined on the basis of the shareholders' equity shown on the most recently adopted balance sheet, less the acquisition price of shares in the capital of the company and third-party distributions from profits or reserves that have become payable by the company and its subsidiaries since the balance sheet date.

   If more than six months have elapsed since the commencement of the financial year, and no annual accounts have been adopted, then an acquisition in accordance with paragraph 3 above shall not be permitted.

5. With due observance of the provisions in article 2:98a paragraph 2 Dutch Civil Code, the preceding paragraphs shall not apply to shares which the company acquires by universal succession of title (*verkrijging onder algemene titel*).

6. The provisions of article 5 of these articles shall apply accordingly to the disposal of shares that the company holds in its own capital, except that such disposal may be below par.

7. The term 'shares' as used in this article shall include depositary receipts issued for shares.

Article 7.

1. The company may not grant loans, provide collateral, guarantee the price, otherwise guarantee or bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its capital or of depositary receipts issued therefor.

This prohibition shall also extend to any subsidiaries.

2. This prohibition shall not apply if shares or depositary receipts are subscribed or acquired by or for employees of the company or a group company.

Reduction of capital

Article 8.

1. The shareholders' meeting may resolve to reduce the issued capital by cancellation of shares or by amending the articles to provide for a reduction of the par value of the shares.

   The shares referred to in any such resolution must be specified therein and provisions for the implementation of such resolution must be made therein.

   The paid in capital may not fall below the minimum capital required by law at the time of the resolution.

2. A resolution to cancel shares may relate only to shares held by the company itself or of with respect to shares of which it holds the depositary receipts;

3. Any reduction of the par value of shares without redemption and without a release from the obligation to pay up, must be made in proportion to all shares.

   This proportional requirement may be waived by agreement of all shareholders affected.

4. Partial repayment on shares is permitted only as a result of the implementation of a resolution to reduce the par value of such shares.

   Such a repayment must be made in proportion to all shares or to all shares of the same class.

   This proportional requirement may be waived by agreement of all shareholders affected.

5. The notice convening a meeting at which a resolution to reduce the issued capital is to be adopted shall state the purpose of the reduction of capital and the manner of its implementation.

   The provisions of paragraph 2 of article 21 of the present articles shall apply accordingly.

6. The company is obliged to publish a resolution to reduce the issued capital in the manner prescribed by law.

   A resolution to reduce the issued capital shall not take effect as long as the company's creditors have legal recourse against it.

Shares

Article 9.

1. The shares shall, at the option of the Management Board, either be held in the form of bearer shares or registered shares.
2. All bearer shares are embodied in one or more (global) share certificates with (global) dividend coupons attached.
   A share certificate as mentioned in the previous sentence shall be given in the custody of an international central custodian to be designated by the Management Board.
   The central institution as referred to above keeps the share certificate(s) for and on behalf of the title holders in a collective deposit and it is irrevocably entrusted with the administration of the share certificate(s).
3. For the application of the articles the party entitled as joint owner of a collective deposit of bearer shares as referred to in the previous paragraph is considered to be a shareholder.

Management

Article 10.

1. The company shall have a Management Board consisting of at least one member.
   The number of members of the Management Board shall be determined by the Supervisory Board with due observance of the previous sentence.
2. Members of the Management Board shall be appointed by the shareholders' meeting from a binding nomination, drawn up by the Supervisory Board in such manner as to make such nomination binding in accordance with Dutch law.
   The binding nomination shall be drawn up within two months, after the occurrence of a vacancy to be filled.
   If the Supervisory Board fails to make use of its right to draw up a binding nomination or fails to do so in a timely manner, the shareholders meeting shall be free to make the appointment.
   The shareholders' meeting may at all times override the binding nature of the Supervisory Board's nomination by adopting a resolution to this effect with two-thirds of the votes cast representing more than half of the issued capital or such lower majority or quorum as Dutch law will permit to require for overriding a binding nomination. In that event a new binding nomination will be drawn up by the Supervisory Board and submitted to a subsequent shareholders' meeting, with due observance of the other provisions of this article.
   The provisions of 20, paragraph 8 of these articles shall not apply.

Each member of the Management Board shall be appointed for a maximum period of four years, provided however that unless such member of the Management Board has resigned at an earlier date, his term of office shall lapse on the day, of the annual meeting, to be held in the fourth year after the year of his appointment.

A retiring member of the Management Board can be re-appointed immediately for a term of not more than four years at a time.

3. Members of the Management Board may at any time be suspended or dismissed by the shareholders' meeting.

   The shareholders' meeting may adopt a resolution to suspend or dismiss a member of the Management Board only by at least two-thirds of the votes cast at a meeting at which more than half of the issued capital is represented unless the proposal concerned has been made by the Supervisory Board in which case no quorum or quota requirements apply.
4. Members of the Management Board may be suspended by the Supervisory Board at any time.
5. A suspension may last no longer than three months in total, even after having been extended one or more times, unless a resolution for dismissal is adopted, in which case this term runs until the end of the employment contract.
6. The company has a policy governing the remuneration of the Management Board.

   The policy will be adopted by the general meeting.

   In this policy the items listed in article 2:383c through e Dutch Civil Code will be included to the extent applicable to the Management Board.

   The remuneration of each member of the Management Board will be determined by the Supervisory Board with due observance of the policy defined in the previous paragraphs.

   Pursuant to article 2:135 paragraph 4 the Supervisory Board submits a proposal to the general meeting for approval with respect to arrangements with members of the Management Board in the form of shares or options The proposal must include the number of shares and/or options that may be granted to the Management Board and which criteria apply to a grant or modification.

Article 11.

1. With due observance of the limitations set out by the present articles of association, the Management Board is charged with the management of the company.

The Management Board must follow the instructions on the general lines of the financial, social, economic and employment policies to be given by the shareholders meeting.

2. The Management Board shall adopt resolutions by an absolute majority of the total number of votes to be cast by all members of the Management Board in office.
   Blank votes shall be considered null and void.
3. At meetings of the Management Board, each member of the Management Board shall be entitled to cast one vote.
4. A member of the Management Board may be represented at Management Board meetings by another member of the Management Board only for a specific meeting.
   A member of the Management may not hold more than one power of attorney from another member of the Management Board.
5. The Supervisory Board is entitled to designate one of the members of the Management Board as Chief Executive Officer who will at the same time be the chairman of the Management Board.
   The Chief Executive Officer may at any time be removed in that capacity by the Supervisory Board, in which case he will continue to be a member of the Management Board.
6. The Management Board may also adopt resolutions without convening a meeting, provided that all of the members of the Management Board have been consulted and that none objects to adopting resolutions in this manner.
7. The Management Board may adopt internal rules regulating its decision making process and working methods, in addition to the relevant provisions of the articles.
   Establishment of such rules, amendments thereto in any material respect and termination of the rules is subject to the prior approval of the Supervisory Board.
8. The Management Board may adopt an internal allocation of duties for each member of the Management Board individually.
   Such allocation of duties requires the approval of the Supervisory Board.
9. Without prejudice to its own responsibility, the Management Board is authorised to appoint persons with such authority to represent the company and, by granting of a power of attorney, conferring such titles and powers as shall be determined by the Management Board.
10. Subject to paragraph 11 of this article, the Management Board is authorised to engage in the legal transactions (*rechtshandelingen*) set forth in article 2:94 paragraph 1 Dutch Civil Code without obtaining the prior approval of the shareholders' meeting.

The Management Board is not entitled to resolve to enter into a statutory merger whereby the company acts as the acquiring legal entity without the prior approval of the shareholders' meeting, unless this is a statutory merger referred to in article 2:333 Dutch Civil Code.

Furthermore, the Management Board is not entitled to resolve to enter into a legal demerger (*juridische splitsing*) whereby the company acts as the acquiring or demerging legal entity without the prior approval of the shareholders' meeting, unless this is a legal demerger (*juridische splitsing*) referred to in article 2:334hh Dutch Civil Code.

11. With due observance of the provisions of these articles of association, the Management Board resolutions relating to any of the following matters shall be subject to the approval of the Supervisory Board:
    a. acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or general partnership of which the company is a fully liable partner;
    b. application or the withdrawal for quotation of the securities referred to under a. in the listing of any stock exchange;
    c. entering into or terminating a permanent cooperation of the company or a dependent company with another legal entity or company or as fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of major significance to the company;
    d. participation for a value of at least one/fourth of the amount of the issued capital with the reserves according to the most recently adopted balance sheet with explanatory notes of the company by the company or by a dependent company in the capital of another company, as well as to a significant increase or reduction of such a participation;
    e. investments or divestments involving an amount equal to at least the sum of one-quarter of the company's issued capital plus the reserves of the company as shown in its balance sheet and explanatory notes;
    f. any issuance by the company of a new debt (or similar obligation for borrowed money) instrument or amendment to an existing debt instrument if, immediately following such issuance or amendment, the aggregate amount that the company owes (pursuant to all such instruments) exceeds twenty-five million United States dollars (USD 25,000,000.-), excluding capital lease lines and ordinary course of

business debt;

g. any distribution or payment, including but not limited to those made in accordance with articles 6 or 8 of the articles as well as the payment of interim-dividend insofar such distribution or payment is made in respect of ordinary shares;
h. a proposal to amend the articles of association;
i. a proposal to dissolve (*ontbinden*) the company;
j. a proposal to conclude a legal merger (*juridische fusie*) or a demerger (*splitsing*);
k. application for bankruptcy and for suspension of payments (*surséance van betaling*);
l. termination of the employment of a considerable number of employees of the company or of a dependent company at the same time or within a short period of time;
m. far-reaching changes in the employment conditions of a significant number of employees of the company or of a dependent company;
n. a proposal to reduce the issued share capital;
o. such further resolutions as submitted to the Management Board by the Supervisory Board in writing clearly identifying the matters which have to be approved by the Supervisory Board.

12. For the purpose of the applicability of paragraph 11 of this article a resolution of the Management Board in its capacity of a corporate body of a company in which the company participates, shall be treated as a resolution of the Management Board to enter into a transaction as referred to in the previous sentence, provided that the first mentioned resolution is subject to such approval.
13. Without prejudice to the provisions above, decisions of the Management Board involving a major change in the company's identity or character are subject to the approval of the general meeting, including:
    a. the transfer of the enterprise or practically the whole enterprise to third parties;
    b. to enter or to terminate longstanding joint ventures of the company or a subsidiary with another legal entity or company or as fully liable partner in a limited partnership or a general partnership if this joint venture or termination of such a joint venture is of a major significance to the company;
    c. to acquire or dispose of a participation in the capital of a company worth at least one third of the amount of the assets according to the balance sheet with explanatory notes thereto, or if the company prepares a consolidated balance sheet accord-

ing to such consolidated balance sheet with explanatory notes according to the last adopted annual account of the company, by the company or a subsidiary.

14. Failure to obtain the approval defined in paragraph 11 and 13 of this article shall not affect the authority of the Management Board or the members of the Management Board to represent the company.

Article 12.

In the event that one or more Managing Directors are absent or prevented from acting, the remaining Managing Directors or the sole remaining Managing Director shall be entrusted with the management of the company.

In the event that all the Managing Directors or the sole Managing Director is absent or prevented from acting, a person to be appointed for that purpose by the Supervisory Board, whether or not from among its members, shall be temporarily entrusted with the management of the company.

Representation

Article 13.

1. The company shall be represented by the Management Board except to the extent otherwise provided by law.

   In addition, if the Management Board consists of more than two members, the authority to represent the company shall also be vested in two members of the Management Board acting jointly.

2. In all events of the company having a conflict of interest with one or more members of the Management Board within the meaning of article 2:146 Dutch Civil Code, the company shall continue to be represented in the manner described in the second sentence of paragraph 1 above without prejudice to the last sentence of aforementioned article.

   In all events in which the company has a conflict of interest with a member of the Management Board in his private capacity, the board resolution regarding that relevant legal act requires the prior approval of the Supervisory Board.

   Failure to obtain the approval defined in the previous sentence shall not affect the Management Board or the members of the Management Board' authority to represent the company.

Supervisory Board

Article 14.

1. The company shall have a Supervisory Board consisting of three or more natural per-

sons.

If there are less than three Supervisory Board members, the board shall remain an authorised corporate body and shall proceed without delay to supplement the number of its members.

2. With due observance of the provisions in paragraph 1, the number of members of the Supervisory Board shall be determined by the general meeting.
3. The members of the Supervisory Board shall be appointed by the shareholders meeting, for a maximum of three four-year terms, provided however that unless such member of the Supervisory Board has resigned at an earlier date, his term of office shall lapse on the day, of the annual meeting, to be held in the fourth year after the year of his appointment.
4. The provisions of paragraphs 2 and 3 of article 10 will apply similarly to the appointment and dismissal of members of the Supervisory Board.
5. The duties of the Supervisory Board shall be the supervision of the conduct of management by the company's Management Board and of the general course of affairs of the company and of any affiliated enterprise.

   The Supervisory Board shall assist the Management Board by rendering advice.

   In performing their duties, the members of the Supervisory Board shall be guided by the interests of the company and of any enterprise affiliated therewith.

   The Management Board shall provide the Supervisory Board with the information necessary for the performance of its duties, in a timely manner.
6. The shareholders' meeting shall determine the remuneration of the Supervisory Board.
7. The Supervisory Board members shall retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board.

   An amendment to that rotation plan may not result in a member of the Supervisory Board in office resigning against his will before the period for which he has been appointed has expired.

   Members of the Supervisory Board may be suspended or dismissed by the shareholders' meeting at any time.

   A suspension of members of the Supervisory Board may last no longer than three months in total, even after having been extended one or more times.
8. The Supervisory Board shall at any time have access to all buildings and premises in use by the company, and shall be entitled to inspect all of the company's books and re-

cords and to examine all of the company's assets.

The Supervisory Board may delegate this authority to one or more of its members, or to an expert.

9. The Supervisory Board will designate one of its members as chairman of the Supervisory Board and one of the Supervisory Directors as a deputy chairman of that board.
   The chairman of the Supervisory Board and his deputy may at any time be removed as such by the Supervisory Board.
   The Supervisory Board may designate a member of the Supervisory Board as delegated Supervisory Director who shall be particularly responsible for maintaining regular contact with the Management Board on the state of affairs in the company.
10. The Supervisory Board may establish committees, consisting of one or more members of the Supervisory Board, including but not limited to an Audit Committee, a Remuneration Committee and a Nominating Committee.
11. The Supervisory Board is authorised to terminate any committee it has designated.
12. The Supervisory Board shall adopt resolutions by an absolute majority of the total number of votes to be cast.
    Blank votes shall be considered null and void.
13. Each member of the Board shall be entitled to cast one vote.
14. A Supervisory Director may be represented at a meeting of the Supervisory Board only by another Supervisory Director only for a specific meeting.
    A Supervisory Director may not hold more than one power of attorney from another Supervisory Director.
15. The Supervisory Board may also adopt valid resolutions without convening a meeting, provided that all members of the Supervisory Board approve the resolution in writing (including all forms of transmission of written material) unanimously.
16. If it is necessary to provide the shareholders or the Management Board with evidence of a resolution adopted by the Supervisory Board, the signature of the chairman of that Board or of his deputy or of the delegated Supervisory Director shall suffice.
17. The Supervisory Board may establish rules regarding its decision-making process and working methods, in addition to the relevant provisions of the articles.
18. Each financial year the Supervisory Board shall make a report, which report shall be included in the annual report of the company.
19. The Management Board shall provide the Supervisory Board with the information nec-

essary for the performance of its duties, in a timely manner.

20. The Management Board shall inform the Supervisory Board at least once each year in writing of the general lines of the strategy, the general and financial risks and the management and control system of the company.

Indemnification members of the Supervisory Board and members of the Management Board

Article 15.

1. The company shall indemnify any person who is or was a member of the Supervisory Board or the Management Board and who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in his capacity of member of the Supervisory Board or the Management Board of the company ('indemnitee'), against any and all liabilities including all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or outside of his mandate.

   The termination of any action, suit or proceeding by a judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, in and of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably could believe to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful or outside of his mandate.

2. No indemnification pursuant to paragraph 1 of this article 15 shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged in a final and non-appealable judgment to be liable for gross negligence or wilful misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such liabilities and expenses which the court in which such action or proceeding was brought or such other court having appropriate ju-

risdiction shall deem proper.

3. Expenses (including attorneys' fees) incurred by an indemnitee in defending a civil or criminal action, suit or proceeding shall be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of an indemnitee to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the company as authorised in this article.
4. The indemnification provided for by this article shall not be deemed exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled under the laws of the Netherlands as from time to time amended or under any by-laws, agreement, resolution of the general meeting both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a member of the Supervisory Board or the Management Board and shall also inure to the benefit of the heirs, executors, administrators and the estate of such person.

   The company may grant rights to indemnification and to the advancement of expenses to any Indemnitee to the fullest extent of the provisions of this article 15 with respect to the indemnification and advancement of expenses of Indemnitees.
5. The company may purchase and maintain insurance on behalf of any indemnitee, whether or not the company would have the power to indemnify him against such liability under the provisions of this article.
6. Whenever in this article reference is made to the company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its members of the Supervisory Board or the Management Board, so that any person who is or was a member of the Supervisory Board or the Management Board, or is or was serving at the request of such constituent company as a member of the Supervisory Board or the Management Board, shall stand in the same position under the provisions of this article 15 with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.
7. To the fullest extent possible no person shall be personally liable to the company or its shareholders for monetary damages for breach of fiduciary duty as a member of the Supervisory Board or the Management Board.

8. No amendment, repeal or modification of this article 15 shall adversely affect any right or protection of any person entitled to indemnification or advancement of expenses under this article 15 prior to such amendment, repeal or modification.

Financial year, annual accounts, annual report

Article 16.

1. The company's financial year shall be concurrent with the calendar year.
2. The Management Board shall prepare the annual accounts within five months of the end of each financial year, unless this period is extended by the shareholders' meeting by no more than six months due to extraordinary circumstances.

   The annual accounts shall be signed by all members of the Management Board and all members of the Supervisory Board.

   If the signature of one or more of these is lacking, this fact and the reason therefor shall be indicated.

   Unless the provisions of article 2:403 Dutch Civil Code apply to the company, the Management Board shall also, within the above-mentioned period, prepare an annual report.
3. If and to the extent that the company is subject to the relevant legal provisions to this effect, the shareholders' meeting shall instruct an accountant, to audit the annual accounts and, if prepared, the annual report by the Management Board, to report thereon, and to issue an auditor's certificate with respect thereto.

   If the shareholders' meeting fails to issue such instructions, the Supervisory Board shall be authorised to do so, and if the latter fails to do so, the Management Board.
4. The company shall ensure that, as of the day on which a meeting of shareholders at which they are to be considered, is called, the annual accounts, the annual report, if prepared, and the additional information to be provided pursuant to article 2:392 paragraph 1 Dutch Civil Code are available for examination by those entitled to attend meetings.

   The company shall make copies of the documents referred to in the previous sentence available free of charge to those entitled to attend meetings.

   If these documents are amended, this obligation shall also extend to the amended documents.
5. The annual accounts shall be adopted by the shareholders' meeting.

   After the proposal to adopt the annual accounts has been dealt with, the proposal will be made to the shareholders' meeting to discharge, in connection with the annual accounts and all that has been said in relation thereto in the meeting of shareholders, the members

of the Management Board in respect of their conduct of management during the relevant financial year and the members of the Supervisory Board in respect of their supervision thereof.

6. If and to the extent required by law, the company shall be obliged to make its annual accounts publicly available at the Trade Register.

Allocation of profits

Article 17.

1. The company may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that the company's shareholders' equity exceeds the sum of the paid-in capital of the company and the reserves which it is legally required to maintain.
2. If the adopted profit and loss account shows a profit the Management Board shall determine, subject to prior approval of the Supervisory Board, which part of the profits shall be reserved.
3. After reservation in accordance with paragraph 2 of this article, the remaining profit, appearing from the adopted profit and loss account, shall be at the disposal of the meeting of shareholders.
4. Subject to article 11 paragraph 11 the Management Board may make interim distributions only to the extent that the requirements set forth in paragraph 1 above are satisfied.
5. There shall be no distribution of profits in favour of the company with respect to shares, or to shares of which it holds depositary receipts issued therefore, which the company has acquired in its own capital.
6. In computing the distribution of profits, shares with respect to which, pursuant to paragraph 5 above, no distribution is to be made in favour of the company, shall be disregarded.
7. Any claim a shareholder may have to a distribution shall lapse after five years, to be computed from the day on which such a distribution becomes payable.

Meetings of shareholders

Article 18.

1. The annual meeting of shareholders shall be held every year within six months of the end of the financial year.

   The matters to be considered at such a meeting must include the following:

   - the consideration of the annual report;

- the adoption of the annual accounts;
- discharge of the members of the Management Board;
- discharge of the members of the Supervisory Board;
- notification of intended appointments of members of the Supervisory Board and members of the Management Board;
- any other matters put forward by the Supervisory Board or Management Board and announced pursuant to this article 18.

In the event that the period referred to in article 16 paragraph 2 is extended, the matters indicated in the previous sentence will be dealt with in a shareholders' meeting to be held no later than one month after the extension.

2. Extraordinary meetings of shareholders shall be held as often as the Management Board or the Supervisory Board deems this necessary or upon the written request of those entitled to attend meetings, representing at least one-tenth of the issued capital, to the Management Board and/or the Supervisory Board, setting out the matters to be considered in detail.
3. If persons who are entitled to attend meetings representing at least one-tenth of the issued capital have requested the Management Board and/or the Supervisory Board to call a meeting of shareholders as described in the previous paragraph, and, within fourteen days thereof, no such meeting, to be held within a month of the dispatch of the above-mentioned request, has been called, the parties requesting the meeting shall be authorised to call such meeting themselves.
4. If required by applicable law, each person or persons entitled to attend meetings and at least representing one percent of the issued capital, shall have the right to initiate proposals for consideration at a meeting of shareholders (*recht van initiatief*), provided that this proposal has been received by the Management Board, by registered letter, sixty days prior to the meeting and this proposal does not conflict with the general interest of the company.

Article 19.

1. Meetings of shareholders shall be held in the municipality in which the company has its seat, in the municipality Haarlemmermeer (Schiphol) or 's-Hertogenbosch.
2. The meeting will be held in the English language.
3. The notice calling a meeting of shareholders may be issued by the Management Board, a member of the Management Board, the Supervisory Board, or a member of the Super-

visory Board, by means of a call notice dispatched no later than the fifteenth day before the date of the meeting.

4. The notice convening the meeting will state the matters to be considered or it will announce that the persons entitled to attend meetings may inspect the agenda and the other documents deposited for the meeting and obtain free copies thereof at the office of the company as well as at such locations including a foreign bank subject to commercial supervision by its government, as stated in the notice convening the meeting.
5. The notice convening the meeting will also state the location(s) where and the date on which those persons deriving their rights to attend meetings from bearer shares shall at the latest deposit documentary evidence of their rights against a receipt which may serve as admission ticket to the meeting.
   The date referred to in the preceding sentence may not be set earlier than on the seventh day prior to the date of the meeting.
   A statement of a bank, registered by virtue of the Act on the Supervision of the Credit System, or of a foreign bank subject to commercial supervision by its government, may also serve as admission ticket as referred to in the penultimate sentence, to the effect that the number of shares stated in said statement are kept in (its collective) deposit in the name of the person mentioned in said statement and will be kept in deposit up and to including the date of the meeting.
6. The Management Board is authorised when convening a shareholders meeting to set a record date as mentioned in article 2:119 Dutch Civil Code.
7. All notices convening a meeting of shareholders and notifications by the company, destined for persons entitled to attend meetings will be made by means of an advertisement in at least one nationally distributed daily news paper as well as in such foreign newspaper as to be determined by the Management Board.
8. Meetings of shareholders shall be chaired by the chairman of the Supervisory Board and in case of his absence, the deputy chairman of the Supervisory Board and in case of his absence a Supervisory Director to by designated by the Supervisory Board.
   In the absence thereof, the shareholders' meeting shall appoint its own chairman.
9. The Management Board shall keep notes of the adopted resolutions.
   The notes shall be deposited at the offices of the company for examination by all persons entitled to attend meetings.
   Those persons shall be given a certified copy or extract of these notes at request, at no

more than cost.

Article 20.

1. All those entitled to attend meetings shall be entitled to be present at and to address that meeting, either in person or by written proxy.
   Members of the Supervisory Board and Management Board as such have the right to attend the meetings of shareholders.
   In these meetings they shall have the right to advise.
   The chairman of the meeting shall decide on the admission of other persons to the meeting.
2. Each share shall entitle the holder thereof to cast one vote.
3. In order to be able to participate in the voting, the shareholders or their representatives must sign the attendance book, indicating the number of shares represented by them.
4. No votes may be cast with respect to shares held by the company or any of its subsidiaries; nor with respect to shares for which any of them holds depositary receipts.
5. Usufructuaries and pledgees of shares belonging to the company or to any of its subsidiaries shall nevertheless be entitled to vote if the usufruct or the pledge, as the case may be, was established before the share was owned by the company or its subsidiary.
   The company may not exercise voting rights with respect to any share on which it has a right of usufruct or a pledge.
6. The number of shares that, according to law, may not exercise the right to vote, shall be disregarded in determining the extent to which the shareholders vote, are present or represented, or the extent to which the share capital is provided or represented.
7. Resolutions of the shareholders' meeting shall be adopted by an absolute majority of the votes cast, except in those cases in which the law or these articles require a greater majority.
   Blank votes shall be considered null and void.
8. If these articles provide that the validity of a resolution shall depend on the part of the capital represented at a meeting, and such part is not represented at such meeting, then a new meeting may be called to be held not sooner than three weeks and not later than five weeks after the first meeting at which the resolution may be validly adopted irrespective of the part of the capital represented at such new meeting.
   The call notice for the new meeting must indicate, giving the reason therefor, that the resolution may be validly adopted irrespective of the part of the capital represented at

the meeting.

9. The chairman of the meeting will decide in which way votes can be cast.
   Voting by acclamation shall be permitted, unless one of those present and entitled to vote objects thereto.
10. The opinion of the chairman expressed at the meeting as regards the outcome of a vote will be decisive.
    The same will apply to the contents of a resolution passed, insofar as votes will have been cast on a proposal not laid down in writing.
    However, if immediately after the opinion referred to in the preceding sentences having been expressed, its correctness will be challenged, a new vote will be taken, in case the majority of the general meeting, or if the original vote was not taken by roll call or in writing, one of the persons entitled to vote will desire this.
    As a result of said new vote the legal consequences of the original will be cancelled.
11. The chairman of the meeting shall decide upon all matters relating to admittance to the meeting and all other matters relating to the proceedings of the meeting.

Amendments to the articles of association, merger (*fusie*), demerger (*splitsing*)

Article 21.

1. On proposal of the Management Board which has been approved by the Supervisory Board in accordance with article 11 paragraph 11, the shareholders' meeting may resolve to amend the company's articles, to conclude a legal merger (*juridische fusie*) or a demerger (*splitsing*), or to dissolve the company.
2. Those calling a meeting of shareholders at which a proposal to amend the articles is to be considered must deposit a copy of the proposal, containing the verbatim text of the proposed amendment, at the offices of the company and the locations referred to in article 19 paragraph 4 for examination by all persons entitled to attend meetings, until after the close of the meeting.
   Those entitled to attend meetings must be given the opportunity to obtain a copy of the proposal described in the previous sentence from the day on which the call notice for that meeting is dispatched until the day the meeting of shareholders is held.
   Such copies shall be provided free of charge.

Dissolution, liquidation

Article 22.

1. The provisions of article 21 paragraph 1 of the present articles shall apply to a share-

holders resolution to dissolve the company.

2. In the event that a resolution to dissolve the company is adopted, the liquidation shall be arranged by the Management Board under supervision of the Supervisory Board, unless the shareholders' meeting appoints other liquidators.
   The remuneration to be paid to the liquidator or liquidators shall be determined by a resolution adopted at the same time as the resolution to dissolve the company.
3. The present articles shall remain effective, to the extent possible, during the liquidation. After the liquidation has been completed, the books, records and other data carriers of the dissolved company shall remain in the possession of a person to be appointed by the shareholders' meeting for that purpose for the period of time provided by law.

Transitory clause

Article 23.

1. With this amendment to the articles of association the share premium reserve A, to the balance of which the holders of preferred A shares were exclusively entitled will be added to the general reserves of the Company.
2. With this amendment to the articles of association the dividend reserve A, to the balance of which the holders of preferred A shares were exclusively entitled will be added to the general reserves of the Company.

This provisional clause will have ceased to be effective immediately after the current amendment to the articles of association.

082-34940

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For Immediate Release

TELE ATLAS HIGHLIGHTS SPATIAL DATA LEADERSHIP AT

ESRI USER CONFERENCE 2006

August 7, 2006, San Diego, CA – Tele Atlas, a leading global geographic content provider, will highlight its industry leadership and longstanding relationship with ESRI at the GIS community's premier annual event, the

ESRI International User Conference.

As a Platinum sponsor of this year's event, Tele Atlas (Booth #1201) will demonstrate how its highly accurate digital map data and geographic content answers the needs of application developers and GIS data users across a wide range of industries. The company will showcase Fleet Logistics and ESRI GIS technology and will offer a hands-on look at Tele Atlas StreetMap Premium for ArcGIS, Tele Atlas Logistics, and the company's unique Address Points database. In addition, the company will showcase its Mobile Mapping Van, a sophisticated vehicle used to collect and verify map updates in the field, right in the booth. Tele Atlas will also participate in the Map Gallery display and present a technical session on Linear Referencing Transportation.

ESRI is recognized worldwide as the leading developer of GIS systems. Each year the ESRI User Conference attracts more than 14,000 GIS industry leaders, including those in the Government, GIS, Telco, LBS, Healthcare, Insurance and Education fields. In conjunction with ESRI, this year Tele Atlas has again awarded five scholarships to North American educators who will attend the conference free of charge.

"The ESRI User Conference offers us an opportunity to celebrate our successful relationship with ESRI, one that has grown significantly over a period of nearly two decades," said John Cassidy, Tele Atlas' GIS Market Director.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

About ESRI

Since 1969, ESRI has been giving customers around the world the power to think and plan geographically. The market leader in GIS, ESRI software is used in more than 300,000 organizations worldwide including each of the 200 largest cities in the United States, most national governments, more than two-thirds of *Fortune* 500 companies, and more than 7,000 colleges and universities. ESRI applications, running on more than one million desktops and thousands of Web and enterprise servers, provide the backbone for the world's mapping and spatial analysis. ESRI is the only vendor that provides complete technical solutions for desktop, mobile, server, and Internet platforms. Visit us at www.esri.com.

####

ESRI, the ESRI globe logo, GIS by ESRI, www.esri.com, and @esri.com are trademarks, registered trademarks, or service marks of ESRI in the United States, the European Community, or certain other jurisdictions. Other companies and products mentioned herein are trademarks or registered trademarks of their respective trademark owners.

PRESS CONTACTS:

Christine Needles

Porter Novelli for Tele Atlas

christine.needles@porternovelli.com

617-897-8287

Barbara Shields, ESRI

bshields@esri.com

Tel.: 909-793-2853, extension 2641

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For Immediate Release

Tele Atlas Delivers European Map Database Tailored To ESRI's *Smart Data Compression Specifications*

Enables Application Developers To Work With Full European Dataset in Seconds

August 7, 2006, San Diego, CA – Tele Atlas, a leading global geographic content provider, announced today at the ESRI International User Conference the availability of StreetMap Premium Europe, a database containing compressed digital map data of more than 20 European countries built to ESRI's Smart Data Compression (SDC) specifications.

StreetMap Premium Europe makes the process of loading and managing large digital data sets faster and easier for developers creating routing, dispatch, navigation and itinerary generation applications. It allows developers around the world to load the map database as a convenient, single data source without going through a series of preparatory steps such as decompression, extraction and merging of layers.

StreetMap Premium Europe includes 7.5 million kilometers of roads, house numbers for 350 million inhabitants and nearly two million points of interest (POIs) covering a range of European countries, including: Austria, Belgium, the Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Norway, Poland, Portugal, Russia, Slovakia, Spain, Sweden, Switzerland and Turkey. It works with the latest versions of ESRI's ArcGIS, Network Analyst and ArcIMS Route Server products, and complements StreetMap Premium North America, released at the end of 2005.

StreetMap Premium Europe is robust enough for any geocoding, routing or cartographic application that requires addressing and locality information, continuously updated streets and addresses and changes to postal code boundaries. Typical users are in the public transport, public safety, fleet management, local government, commerce, utilities maintenance and healthcare industries, including emergency services.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

About ESRI

Since 1969, ESRI has been giving customers around the world the power to think and pla.. geographically. The market leader in GIS, ESRI software is used in more than 300,000 organizations worldwide including each of the 200 largest cities in the United States, most national governments, more than two-thirds of Fortune 500 companies, and more than 7,000 colleges and universities. ESRI applications, running on more than one million desktops and thousands of Web and enterprise servers, provide the backbone for the world's mapping and spatial analysis. ESRI is the only vendor that provides complete technical solutions for desktop, mobile, server, and Internet platforms. Visit ESRI at www.esri.com.

For further information:

Christine Needles

Porter Novelli for Tele Atlas

christine.needles@porternovelli.com

617-897-8287

Barbara Shields, ESRI
bshields@esri.com

Tel.: 909-793-2853, extension 2641

082-34940

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For Immediate Release

TELE ATLAS AND WCITIES SIGN RESELLER AGREEMENT

Companies Combine Detailed City Guide Content Covering 1,900 Cities Worldwide With Highly Accurate Digital Map Database

August 2, 2006, Boston – Tele Atlas®, a leading global geographic content provider, and Wcities, a producer of multilingual destination guides for more than 1,900 cities worldwide, announced today a value-added reseller (VAR) agreement under which Tele Atlas will relicense Wcities content with its digital map database.

The agreement allows application developers serving the wireless, Internet and personal and automotive navigation system markets to offer their users rich location-based content that, combined with highly accurate, up-to-date Tele Atlas digital map data, helps them easily find tourist attractions and local hotel, dining, events, shopping and entertainment options in more than 70 countries. Wcities also offers real-time event coverage for a growing number of cities.

"Tele Atlas' strategy is to add ever richer content to our digital maps, so that our partners can deliver the most useful information to online and mobile navigation system users," said Tele Atlas Vice President of Business Development Jay Benson. "Our agreement with Wcities allows us to provide high quality travel guide content on a global scale, adding valuable functionality for navigation system users and differentiation for device and application manufacturers."

Wcities' Vice President of Business Development Fraser Campbell said that Tele Atlas' unique map infrastructure and preeminent customer base helped drive the company's partnering decision. "Tele Atlas has a unique Point Address database that pinpoints addresses to a physical place, ensuring our local information is accurately positioned on the map. Its focus on accuracy, and its premier base of personal navigation and wireless partners, make Tele Atlas the ideal mapping partner."

About Tele Atlas
Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

About Wcities
Wcities is the world's leading location-based information service provider with coverage of over 1900 cities. Wcities supplies destination information and travel guides to travel providers and website operators around the world. Select clients include Yahoo! in the US and UK, France, Germany, Italy and Spain,

Orbitz, American Airlines, and Sabre. This content gives locals and business and leisure travelers all they need to know about a particular city. For further information visit www.wcities.com.

###

CONTACT:

Christine Needles

Porter Novelli for Tele Atlas US

+1 617-897-8200

christine.needles@porternovelli.com

Dirk Snauwaert

Public Relations Director Europe, Tele Atlas
Phone: +32 9 244 88 37

Mobile: +32 475 69 30 97
dirk.snauwaert@teleatlas.com

Kenneth Joyce

Wcities

+1 415 495 8090

ken@wcities.com.

082-34940



Press



Press

Tele Atlas and ESRI Announce Education User Conference Scholarship Winners

Redlands, California—Four educators, all strongly committed to teaching others about the power of geographic information system (GIS) technology, were named today as winners of the joint Tele Atlas and ESRI scholarships to attend the ESRI Education User Conference in San Diego, California, from August 5-8, 2006.

Read the entire story here:
http://www.esri.com/news/releases/06_3qtr/educ_scholarships.html

082-34940


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For Immediate Release

TELE ATLAS ADDS McDONALD'S TO EXPANDED ROSTER OF

NEARLY 100 BRAND ICONS AVAILABLE WITH DIGITAL MAPS

Brand Icons Bring Restaurant, Hotel, Gas Station and Recreation Locations To Life With At-A-Glance Name Brand Recognition

July 31, 2006, Boston – Tele Atlas, a leading global geographic content provider, announced today it has added McDonald's USA to its expanding list of brand icons now available with its digital maps. Application developers in the automotive, personal and wireless navigation systems markets can now highlight points of interest with a wide range of easy-to-view icons covering the world's most popular food, gas, lodging, recreation and retail establishments. The icons, locations for which are added regularly, give end users the choice to instantly identify nearby services based on well-known business logos.

Brands available with Tele Atlas maps include: Arby's, Bennigan's Grill & Tavern, Chili's, Olive Garden Italian Restaurant, Red Lobster, Subway and Wendy's Old Fashioned Hamburgers restaurants; Chevron, Phillips 66, Shell Oil Company and Texaco gas stations; Comfort Inn, Doubletree, Hilton Hotels, Holiday Inn Hotels – Resorts and Motel 6 lodging facilities; and Circuit City, Comp USA, FedEx Kinkos, Target and Wal-Mart retail stores.

"Our brand icon program helps hungry or sleepy drivers quickly locate their preferred restaurants and hotels, without having to scroll through a long list of options that aren't easily recognizable," said Jay Benson, vice president of Business Development at Tele Atlas. "It's part of our strategy to blend ever richer and useful content with our digital maps, so that mobile navigation system users can find the products and services most important to their daily lives."

"Having our restaurants branded in navigation devices that use Tele Atlas data allows customers to easily identify our closest locations and navigate to them," said Georgina Roy, director of Marketing Entertainment Alliances for McDonald's USA. "This location-based branding initiative is an exciting new way to promote our restaurants in the rapidly growing location-based services space."

About Tele Atlas
Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

About McDonald's USA

McDonald's USA, LLC is the leading foodservice provider in the United States, serving a variety of wholesome foods made from quality ingredients to millions of customers every day. More than 80 percent of McDonald's 13,700 U.S. restaurants are independently owned and operated by local franchisees. For more information on McDonald's, visit www.mcdonalds.com.

###

CONTACT:

Christine Needles

Porter Novelli for Tele Atlas US

+1 617-897-8200

christine.needles@porternovelli.com

Danya Proud

McDonald's USA

630-623-5063

danya.proud@us.mcd.com

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Tele Atlas Reports €60 Million Revenue For Second Quarter 2006
Company reiterates 2006 revenue and Adjusted EBITDA guidance

's-Hertogenbosch, The Netherlands, July 28, 2006 – Tele Atlas NV ("Tele Atlas") a leading global provider of geographic content, today reported results for the second quarter of 2006.

Second Quarter Highlights:

- **Revenues increased 17% to a record €60.0 million (Q2 2005: €51.3 million)**
- **Adjusted EBITDA of €7.3 million (Q2 2005: €7.2 million)**
- **Ongoing strong personal navigation revenue growth of 81% over prior year**
- **Positive net income of €4.5 million, due in part to realization of €10.7 million tax benefit**
- **DeveloperLink™ program attracts 300+ wireless and personal navigation system developers**

Key figures (Asia Pacific information included with Europe)

In millions of Euro	**Q2 2006**	Q2 2005	change %
Revenues	**60.0**	51.3	17%
Adjusted EBITDA[1]	**7.3**	7.2	1%
Operating result (EBIT)	**(7.7)**	(0.7)	-
Net result	**4.5**	(1.3)	434%
Average number of employees	**1,442**	1,271	13%
Earnings per share (in €)	**0.05**	(0.03)	246%

[1] Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

Alain De Taeye, Chief Executive Officer, says:" The rapid expansion of the portable navigation market and the steady introduction of new wireless applications are strong indicators that the use of digital maps will only continue to grow. We're particularly pleased to see increasing activity in the wireless market. With our recent win TeleNav, and with hundreds of wireless application developers now in our DeveloperLink™ program, Tele Atlas is well positioned to be at the forefront of emerging digital map

markets worldwide."

Hardie Morgan, Chief Financial Officer, says: "Business is performing according to our expectations and barring unforeseen circumstances we are on track to meet our full year revenue guidance and EBITDA targets. We are pleased with the ongoing strong growth of the personal navigation market and confident about performance in the remainder of the year".

Operational Highlights
In the second quarter of 2006 commercial agreements with Pioneer and AvMaps, an Italian application provider, were renewed and Location Based Service application developer TeleNav was added a new partner in the wireless segment.

Tele Atlas significantly expanded its coverage in Eastern Europe with increases in coverage in the Baltic states of Latvia, Lithuania and Estonia. Significant coverage expansion has also been realized in Poland and Russia as well as Northern Ireland and Portugal. In addition the European product portfolio was expanded with the initial release of a digital terrain elevation product for all of Europe.

In the Asia Pacific region we have entered into a binding agreement to create a joint venture that will acquire the mapping business of PT NavIndo in Indonesia. Under this transaction Tele Atlas will pay approximately €1 million for 75% of this business. Additionally we are currently restructuring our existing Chinese joint venture with plans to significantly expand our presence in China.

The quarter also marked the release of a first version of the integrated North America database to non-navigation customers and to certain key navigation customers for testing purposes. Late in the quarter we made an additional release to key navigation customers for incorporation in their products.

During the quarter, Tele Atlas obtained recertification in Europe to the ISO TS 16949 and in North America to the ISO 9001 standards and continues to be the only digital mapping company to have world-wide ISO certification. The DeveloperLink™ program was launched successfully. It provides free Tele Atlas data and tools to application developers. Currently more than 300 developers are using the program to develop new wireless and personal navigation applications.

Revenues
Tele Atlas NV, announced revenues of €60.0 million in the second quarter of 2006, compared to €51.3 million in the same period of 2005, an increase of 17%.

European revenues for the second quarter rose by 22% to €45.1 million from €37.0 million for the same period in 2005. This increase was primarily the result of higher sales in the personal navigation segment. This increase was partially offset by declines in automotive navigation and data products revenues. The decrease in automotive navigation resulted in large part due to a previously announced reduction in compilation and conversion revenues for services performed for certain customers.

North American revenues increased by 4% to €14.9 million from €14 million for the same period in 2005 largely as the result of higher revenues from the personal navigation segment, which grew by 50%. This increase was offset by a 28% decrease over the prior year in automotive navigation revenues. This decrease resulted from reduced demand for one of our major customer's in-dash aftermarket systems.

Operating Expenses
Adjusted operating expenses (excluding depreciation, amortization, capitalization and employee stock option expense) increased by 19% to €52.6 million in the second quarter of 2006, from €44.1 million in the second quarter of 2005. The increase was due to additional personnel and marketing expenditure and costs related to consulting on corporate governance and acquisition and patent activities. Compared to the first quarter of 2006, these adjusted operating expenses increased by 1%. The total net operating expense increased 30% during the quarter to €67.7 million as compared to €52.0 million in the same quarter in 2005. Included in this increase was a €6.5 million decrease in capitalized database costs which are reflected as a reduction in total operating costs.

Cost of revenue increased by 6% to €7.6 million from €7.2 million in the second quarter of 2005. Cost of revenue as a percentage of revenue decreased as a result of the reduction in revenues for compilation and conversion services performed for certain automotive navigation customers.

Results
Tele Atlas Group's ***Adjusted EBITDA*** (overall operating result before capitalization, depreciation, amortization and employee stock option expense) for the second quarter of 2006 increased to €7.3 million from €7.2 million during the same period in 2005.

Adjusted EBITDA from European operations for the quarter increased 35% to €11.9 million from €8.9 million for the second quarter of 2005 as a result of the increase in revenues. The Adjusted EBITDA loss in North America increased from €1.7 million to €4.6 million in 2006 with the increased revenues being offset completely by increases in operating costs.

Despite the improvement in Adjusted EBITDA, the decrease in capitalization of database development costs and an increase in expenses related to share based compensation resulted in a reduction in the consolidated operating result (*EBIT*) for the second quarter to a loss of €7.7 million, compared to a loss of €0.7 million in the same period of the previous year. The consolidated after tax net result for the second quarter of 2006 was a profit of €4.5 million, compared with a loss for the same period in 2005 of €1.3 million. This profit resulted in part due to a €10.7 million tax benefit realized in connection with the resolution of several tax issues with Dutch tax authorities.

Revenues and Developments by Business Segment
During the second quarter of 2006, worldwide revenues in the ***personal navigation segment*** (portable navigation systems) increased by 81% to €25.5 million compared to €14.2 million in the same quarter of the previous year. European personal navigation revenues for the quarter were €23.5 million, an increase of 84% compared to the same period in the prior year. North American personal navigation revenues grew 50% to €2.0 million compared to second quarter 2005.

Worldwide revenues in the ***automotive navigation segment*** (built-in car navigation systems) decreased by 12% to €13.1 million from €14.9 million in the second quarter of 2005. European revenue in this segment was €10.3 million, a decrease of 9% from the €11.3 million in revenues recorded during the prior year. The decrease in revenues in European automotive navigation revenues resulted from the impact of a reduction of channel inventory by one of our customers and an approximately €1.1 million reduction in compilation and conversion revenues for services performed for certain customers. As previously announced, the company has restructured several of its customer contracts so that this revenue is no longer reflected in its accounts. This change also resulted in a reduction in the company's cost of revenues. North American automotive navigation revenue was €2.8 million, a decrease of €0.8 million or 21% over the prior year. This decrease resulted from lower sales of after market navigation devices compared to the second quarter of 2005, which was exceptionally strong due to the launch of new devices followed by increased pipeline activity in the retail channel.

Revenues from ***automotive navigation data products***, a segment that today primarily exists in Europe decreased by 23% from €8.3 million in 2005 to €6.3 million in 2006 due to decreased demand for map update CDs in end user channels and a shift in sales from the dealer and consumer channel towards the partner channel.

Second quarter ***revenue for the enterprise and government sector*** (business-to-business) increased by 11% to €12.4 million compared to €11.1 million in the same period of the prior year. Europe revenue in this segment was €3.8 million, an increase of 19%. Revenue in this segment in North America increased by 8% to €8.6 million.

Revenue in ***the other segments*** (Internet, telematics and consumer wireless markets), decreased 11% to €2.5 million primarily as a result of decreased revenues in the consumer wireless segment in Europe.

Outlook
The previously provided guidance for 2006 of approximately €250 million in revenues, Adjusted EBITDA of approximately €40 million and operating loss (EBIT) of €33 million remains unchanged. These amounts exclude the impact of any acquisitions which may be completed in 2006. This outlook is based on current circumstances and expectations of future market and business, and is subject to revision.

Webcast Q2 results 2006: July 28 14:00 CET, www.teleatlas.com/investors

Financial Press and Analysts:
For more detailed information, please contact:

Jasper Vredegoor
Investor Relations Manager, Tele Atlas NV
Phone: + 31 73 640 21 70
jasper.vredegoor@teleatlas.com

Anne-Sophie Cosyns-
Porter Novelli for Tele Atlas Europe
Phone: +32 2 413 03 40
anne-sophie.cosyns@porternovelli.be

About Tele Atlas
Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps.

Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

Ticker symbols:
ISIN: NL0000233948

Eurolist by Euronext Symbol: TA

Geregelter Markt in Frankfurt (TecDax) Symbol: TA6

WKN: 927101

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Tele Atlas and certain of the plans and objectives of Tele Atlas with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.


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TELE ATLAS CHANGE MANAGEMENT EXPERT PRESENTS AT

ANNUAL GROUP 1 SOFTWARE USER CONFERENCE

Chicago, Illinois, July 26, 2006 –Tele Atlas, a leading global provider of geographic content, will deliver an address on real-world change detection and management at the annual Group 1 Software Users' Conference. Tele Atlas is a key technology partner to Group 1 Software. Solutions relying on Tele Atlas map data help more than 3,000 organizations worldwide maximize the value of their customer information.

Todd Schmitt, Tele Atlas GIS Marketing Manager, will discuss how Tele Atlas detects and manages everyday changes in postal and census geography as well as in the road network. In his presentation, Schmitt will demonstrate Tele Atlas' unique ability to find and incorporate new subdivisions, infrastructure changes, new tax jurisdictions and authorities, and postal updates needed to ensure the world's freshest, richest map data.

"This discussion will illustrate how Tele Atlas anticipates and manages the challenges of real-world change, and will explore the benefits of geographic data currency," said Schmitt. Schmitt will also discuss the process Tele Atlas employs to monitor change management and the importance of continuous review and enhancement of geographic data.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

###

PRESS CONTACT

Christine Needles

Porter Novelli for Tele Atlas US

+1 617-897-8287

christine.needles@porternovelli.com



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Tele Atlas Adds Speed Camera Data To Digital Maps

Covering Seven European Countries

Weekly Updates Provide Most Accurate Information Alerting Drivers to Precise Location of Speed Cameras

July 24, 2006, Ghent (Belgium) – Tele Atlas, a leading global provider of geographic content, announced today that speed camera information from RoadPilot Limited, the UK's specialist in technology for safer driving, is now available in its digital maps covering Belgium, France, the Netherlands, Norway, Spain, Sweden and the United Kingdom.

Weekly updates ensure that Tele Atlas customers developing in-car and portable navigation applications have the most up-to-date information to alert drivers to the location of nearby speed cameras.

"Because the information is constantly refreshed, our maps can even include temporary speed restrictions at roadworks," said Jack Reinelt, Tele Atlas' Managing Director and Chief Operating Officer of Europe. "And because the data uses a Tele Atlas map as its foundation, the speed camera is positioned in its precise place, even indicating which side of a dual carriageway the cameras are monitoring. That's the kind of accuracy navigation system users across Europe really need."

Reinelt added that road statistics show speed cameras encourage European drivers to moderate their speed. "In the opinion of the regulatory authorities, providing this information is a positive contribution to making the roads safer."

James W. Flynn, CEO of RoadPilot, added: "RoadPilot has been in the business of developing and refining the location database of speed cameras in Northern Europe longer than any other organisation. We are delighted to be working closely with Tele Atlas and its partners to ensure the most accurate information is available on a number of GPS navigational platforms."

The new service is available today to application developers, with the first consumer products expected this summer. Additional European countries will be added to the catalogue in the coming months.

###

About Tele Atlas
Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps.

Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

About RoadPilot
Established in 2000, RoadPilot Limited was the first to market a GPS-based speed camera location device and is now the leading provider of speed camera and safety data to the automotive satellite navigation industry in the UK. For more information visit www.roadpilot.com

For further information, please contact:

Tele Atlas

Dirk Snauwaert

Public Relations Director Europe

Mob. 00 32 475 69 30 97

e-mail: dirk.snauwaert@teleatlas.com

RoadPilot

Lucy McQuillin at PFPR for RoadPilot

Phone: +44/1622/766521

e-mail:Lucy.mcquillin@pfpr.com

Pictures available upon request at anne-sophie.cosyns@porternovelli.be

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MAD Maps, Inc. Introduces Its "Get Outta Town" Map Series

Featuring Tele Atlas Geographic Content

MAD Maps Make Quick Trips from Major Cities Easy: Tele Atlas Map Data Keeps Travelers on the Right Path to Find More

July 17, 2006, Boston and San Francisco – MAD [Motor Adventure Destinations] Maps, Inc., the leading publisher of scenic back road maps, today announced the launch of its "Get Outta Town" pocket-sized map series, based on digital geographic content from Tele Atlas. "Get Outta Town" maps are designed to help time-starved city dwellers plan day, overnight and weekend excursions from major U.S. cities. Atlanta, Dallas/Fort Worth, Denver, Houston, New York City, Seattle and Washington, D.C. can be purchased today, and Boston, Chicago, Las Vegas, Los Angeles, San Diego and San Francisco will be available this fall, with additional cities to follow at the end of the year.

MAD Maps offer travelers the most informative, innovative and entertaining guides to scenic road travel in the United States. All of the company's touring maps feature accurate, up-to-date digital map data from Tele Atlas, MAD Maps' exclusive geographic data provider.

"Americans are taking shorter vacations, and this trend is expected to continue throughout the year, especially during the peak summer travel months of July and August," said Jenny Lefferts, CEO and founder of MAD Maps, Inc. "In fact, according to an Expedia.com survey, on the whole, Americans will not use more than 574 million vacation days this year. That's an average of four vacation days for each employed adult age 18 and older. As a result, the appeal of embarking on shorter trips that take less time is on the rise."

"We developed the 'Get Outta Town' series to give city dwellers an opportunity to escape from the hustle and bustle of crowded subways and noisy streets to quieter, more scenic and out-of-the-ordinary roads," said Lefferts. "Based on data provided by Tele Atlas and our own team of regional and national scouts and cartographers, we can recommend great roadside diners, fresh food farm stands, charming old town inns and award winning wineries. MAD Map travelers can also learn about the local heritage and history of the towns and villages on the way. Most importantly, each trip allows each traveler the time and opportunity to look forward to miles of fun and plenty of local hospitality."

"The 'Get Outta Town' maps are a great way to explore and learn new things about the areas surrounding many of the country's best cities," said Mike Gerling, Tele Atlas' chief operating officer for North America. "We're pleased to continue to provide the most accurate geographic data that serves as the foundation for all of MAD Maps' innovative travel resources."

Each pocket-sized (four inches square when folded) "Get Outta Town" map is water- and tear-resistant and contains up to six mini-trips outside of the major cities. Maps of Atlanta, Dallas/Fort Worth, Denver, Houston, New York City, Seattle and Washington, D.C. in this series are available today for $5.95 at www.madmaps.com.

About MAD Maps, Inc.

MAD [*Motor Adventure Destinations*] Maps, Inc. *is the leading publisher of maps that combine travel* guide information with such useful features as landscape imaging, highlighted and color-coded scenic loops for day and overnight excursions, as well as lodging and other local attractions for road-loving travelers to choose from, all tested and recommended by MAD Map's local and regional scouts. Every scenic loop comes with detailed textual directions, road descriptions, mileage markers, gas stations, bridge heights and safety tips.

The MAD Maps team of cartographers is dedicated to charting the best scenic back road trips across the United States. MAD Maps, Inc. is now delivering its routes and points of interest to consumers through the most innovative, user-friendly, and state-of-the-art portable GPS navigational system in the marketplace. For more information, visit www.madmaps.com.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. *The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries* around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

PRESS CONTACTS:

Virginia Newman

MAD Maps, Inc.

212-334-5215

Virginia@madmaps.com

Christine Needles

Porter Novelli for Tele Atlas

617-897-8200

christine.needles@porternovelli.com

####

082-34940

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Crutchfield's New Online GPS Demo Shows Latest Features of the Hottest Navigation Tools; Consumers Get Hands-On Look at Ease and Usefulness of Today's GPS Systems

CHARLOTTESVILLE, Va.--(BUSINESS WIRE)--July 12, 2006--Until recently, shopping for a GPS navigation system was a bit like wandering into un-charted territory - complex technology and a narrow selection of products made GPS navigation less than user-friendly. Now, Crutchfield, the nation's oldest integrated marketer of consumer electronics products, has launched an interactive online demo that brings the safety and convenience of today's newest GPS navigation devices to life.

Crutchfield's interactive online demo, called Navigate Your Life, can be found at http://www.crutchfield.com/navdemo, along with a multitude of information, facts and tips about today's GPS devices.

Crutchfield partnered with Tele Atlas, a leading provider of geographic content, to create the interactive online demo and to illustrate how the latest GPS devices are portable, affordable, easy-to-use and loaded with added functionality. Tele Atlas supplies its digital maps and related content to the world's leading navigation system makers, including TomTom(R), Pioneer(R), and Navman(R).

Sales of mobile navigation devices across the industry are up 162% in the first quarter of this year compared to the same quarter last year (A), an increase attributed in large part to better design and advanced features in new GPS systems on the market today. Many of today's GPS devices are portable and are capable of functioning as an MP3 player and a digital photo viewer. Many also receive live traffic and weather updates (optional subscription required), providing drivers with real-time information and alternate routes around traffic jams and accidents. Some models have up to 20 gigabytes of storage and are equipped with Bluetooth(R) technology, for "hands-free" calling with Bluetooth(R)-enabled cell phones.

"In the past, we've found that some of our customers have hesitated to buy GPS devices because of their limited features and perceived difficulty of use," said Todd Cabell, Crutchfield Projects Editor. "The online demo puts these myths to rest. With Navigate Your Life, users can clearly see how a GPS device can not only pinpoint their location and provide turn-by-turn directions, but also find the closest ATM or gas station, play music, view images, store contact information, and get important traffic and weather updates. The demo shows step-by-step how easy these devices are to use, and then helps users find the right GPS model for their needs."

"Tele Atlas has led the way to educate the marketplace on the usefulness and practicality of today's modern GPS devices," said Vice President of North America Marketing Michael Evers. "Crutchfield is known for providing its customers with the best product information on cutting-edge electronics, so partnering with them on this project is a natural fit."

Crutchfield carries the latest model GPS devices from TomTom(R), Garmin(R), Magellan(R), Pioneer, Navman, Alpine(R), Clarion(R), Cobra(R), Eclipse, Lowrance, Sony, and Kenwood. Choices include "in-

dash" models, which replace the car stereo system, and plug-n-play models, which can be easily transferred between vehicles. As always, Crutchfield Sales Advisors are available to provide expert guidance on the features and functionality of each model.

"Today's GPS devices are no longer just luxury items for hobbyists or business necessities for traveling salespeople - they are all-in-one devices that all consumers can use to directly improve their daily lives." added Cabell. "With this new interactive demo, consumers can finally experience how useful GPS navigation can be."

Resource Interactive, an interactive marketing and technology firm, developed the demo for TeleAtlas and Crutchfield.

About Crutchfield Corporation

Crutchfield Corporation, which celebrated its 32nd anniversary in 2006, is the nation's oldest integrated marketer (catalog, call center, and Internet) of consumer electronics products. Since its introduction in 1974, the Crutchfield catalog has been a respected authority on car and home entertainment products, winning many awards for quality, design, and usefulness. Crutchfield's Sales and Technical Advisors, the core of Crutchfield's commitment to superior customer service, are noted for their high integrity, product expertise, and technical support. They are available by phone, e-mail, and live online chat. Crutchfield.com offers a convenient, full-service shopping destination to buyers of car and home audio/video products. CrutchfieldAdvisor.com is an all-information website that serves as a single comprehensive source about consumer electronics. Crutchfield was the first vendor-authorized audio/video retailer on the Internet and is one of only three retailers to have won BizRate's coveted "Circle of Excellence" award six times.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit http://www.teleatlas.com.

(A) According to NPD Group, Inc.



IBM Embedded Speech Technology to Drive Pioneer In-Car Navigation System

ARMONK, NY -- (MARKET WIRE) -- June 29, 2006 -- IBM today announced that Pioneer Electronics (USA) Inc. has chosen IBM Embedded ViaVoice software to speech-enable its AVIC-Z1 award-winning aftermarket navigation system that delivers information, entertainment and convenience to drivers.

IBM Embedded ViaVoice software provides speech recognition and text-to-speech conversion technologies helping to allow drivers to keep their eyes on the road and hands on the wheel while accessing directions, information and entertainment. IBM deploys voice-enabled telematics solutions with specialized speech algorithms created by scientists from IBM's Research Labs, offering the strength of IBM Embedded ViaVoice's speech technology and automotive telematics solutions.

"Speech recognition is at the beginning of a tidal wave in cars," said Karen Rubin, director of product planning and marketing for navigation, Pioneer Electronics (USA) Inc. "Drivers can now enter destinations, search for points of interest, and access their music on the built-in hard drive using their voices."

Software and electronics comprise a rapidly growing percentage of innovation and differentiation in cars today. IBM's integrated, open-standards-based software and telematics solutions are increasingly allowing access to real-time data to benefit customers virtually wherever they are. IBM's advanced software and telematics solutions featuring IBM Embedded ViaVoice deliver IBM speech technology to mobile devices that include smart phones, handheld personal digital assistants (PDAs) and automobile components.

The Pioneer AVIC-Z1 system can be installed in almost any vehicle, most vehicles with a double din opening, and is currently the only aftermarket unit available in the U.S. that features a voice recognition system for navigation destination entry and audio track search, together with text-to-speech voice guidance of street names. The AVIC-Z1 won CNET Best of Show in the Car Technology category at the International Consumer Electronics Show in January 2006.

"Pioneer chose IBM Embedded ViaVoice as its source for voice technology because of its proven quality and high performance on embedded platforms used in real world environments," said Pioneer's Rubin. "The combination of Pioneer's conversational voice search capability and IBM's Embedded ViaVoice helps provide AVIC-Z1 customers with an unprecedented user experience."


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IBM Embedded ViaVoice speech recognition software helps deliver directions, information and entertainment to drivers in Pioneer's AVIC-Z1 navigation system which can be installed in almost any vehicle

The AVIC-Z1 also uses the IBM Embedded ViaVoice text-to-speech (TTS) engine and phonetic data from geographic content supplier Tele Atlas, which can increase the quality of speech technology used in map-based applications by providing more precise pronunciations of location and directional information. For example, the system will pronounce, "turn right onto La Jolla Street" with an "H" sound for the "J" in Jolla and "Y" sound for the double "L," helping to greatly improve its assistance ability.

The AVIC-Z1's advanced voice recognition has a large vocabulary, allowing it to understand a broad array of spoken commands. Drivers can search for destinations by saying a command, like "go to Los Angeles International Airport," without having to specify the action, such as "Points of Interest Search," or category of the destination, such as "airport." Full address searches can also be done by naming the city, street, and house number allowing drivers to use alternative words for the same command, such as "go to" or "search," instead of "destination."

Using a 30-gigabyte hard drive, the AVIC-Z1 uses the Tele Atlas map database to offer dynamic route guidance, detailed mapping and valuable road information that crosses the entire United States and Canada. In some areas of the country, navigation includes lane information, letting the driver know specifically which lane to be in for the next turn. Almost 11 million points of interest help make it easy to find gas stations, restaurants, stores and other business listings.

Voice commands for audio-visual sources and other attachments like Bluetooth wireless technology-enabled cellular phones are just as easy. Drivers can directly access the built-in music library, which is 10GB of the hard drive allocated to ripping and storing a personalized music collection of their CDs. Contents of the music library can be accessed by simply saying the artist name, song title, genre or album title. Similarly, customers can wirelessly access their Bluetooth-enabled phones to place a phone call, and to speak hands free through the built-in microphone on the AVIC-Z1 and speakers on the vehicle (optional accessory required for Bluetooth).

"We're leveraging IBM's leading voice-enabled telematics technology in additional markets including consumer electronics and service provider solutions, enterprise solutions, and set top box/digital media solutions," said Jim Holland, Product Line Manager Embedded Speech, IBM Software Group. "IBM has an industry leading quality track record and we work closely with our customers to integrate our technology into their solutions. We view Pioneer's selection of IBM Embedded ViaVoice for the AVIC-Z1 as an excellent example of what can be done when the technology from the right companies are combined to bring innovative solutions to the market."

"Our agreement with IBM and Pioneer puts us at the forefront of delivering highly accurate and advanced digital geographic content for next generation voice-enabled mapping applications," said Tele Atlas Global Product Marketing Vice President, Basak Ozer.

The companies' telematics offerings will leverage technologies within IBM Embedded ViaVoice and Pioneer's AVIC-Z1. The IBM Embedded ViaVoice provides highly accurate and reliable speech recognition, while the AVIC-Z1 enables conversational search and navigation of media, traffic and other digital content from devices used in the car or mobile phone.

The technology is available to automakers and the consumer aftermarket immediately. AVIC-Z1 Suggested price: $2250

To find a local retailer go to: http://www.pioneerelectronics.com

About IBM

For more information about IBM, go to: www.ibm.com. For more information about IBM Embedded ViaVoice, go to: http://www-306.ibm.com/software/pervasive/embedded_viavoice_enterprise/

About Pioneer

Pioneer Electronics (USA) Inc. is headquartered in Long Beach, Calif., and its U.S. Web address is www.pioneerelectronics.com. Its parent company, Pioneer Corporation, is a leader in optical disc technology and a preeminent manufacturer of high-performance audio, video and computer equipment for the home, car and business markets. The company focuses on four core business domains including Blu-ray Disc, display technologies, navigation, Digital Network Entertainment™ and components.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com/.

PRESS CONTACTS:

Laura Wessner
IBM
914-766-1366
wessner@us.ibm.com

Jaed Arzadon
Pioneer Electronics (USA) Inc.
310-952-2451
Jaed.Arzadon@pioneer-usa.com

Margot Delogne
Tele Atlas
781-492-1039
margot.delogne@teleatlas.com

SOURCE: IBM

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Tele Atlas/Logistics Selected As Best Commercial Vehicle Application At The 200(Telematics Update Awards

June 2, 2006, Boston, MA –Tele Atlas, a leading global geographic content provider, ha: been recognized as an award recipient at the 2006 Telematics Update event in Detroit, Michigan. Tele Atlas/Logistics, the first comprehensive digital map database for routing ro: restricted vehicles was named the Best Commercial Vehicle Application.

"With the most robust road network and truck attributes available in any digital map, our new Tele Atlas/Logistics product facilitates safe, legal and efficient routing of large commercial vehicles", said Tele Atlas Market Director Dana Fenner.

Dispatching, routing, load sequencing and tracking software from our industry leading partners will incorporate Tele Atlas/Logistics to optimize fleet operations. Fleets adopting the solution will experience significant operational efficiencies, including:

- Reduced out-of-route miles to save fuel
- More pick-ups and deliveries per day for better asset utilization
- Enhanced customer satisfaction with better estimated delivery times
- Reduced fines

Launched in January 2006, Tele Atlas/Logistics contains over 7.5 million miles of roads in the U.S. and Canada. Layered onto this road network are restriction categories, such as:

- Preferred routes
- Dimensional restrictions – weight, height, length
- Load restrictions for hazardous materials
- Restrictions by 25 truck types

Tele Atlas works exclusively with partners and federal, all 50 state and more than 900 loca municipalities to collect truck restriction information. In addition to this restricted vehicle database, Tele Atlas offers fleet-specific points of interest (truck stops, weigh stations, etc and dynamic content (traffic, fuel pricing, etc.) to enhance is core maps. "Our partnership and rich content have helped solidify our lead position in the fleet and logistics market. We are grateful for Telematics Update's recognition of this product as a groundbreaking tool to enhance mission critical fleet applications," Fenner said.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation f a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

# # # #

PRESS CONTACTS:

Margot Delogne

Tele Atlas

781-492-1039

margot.delogne@teleatlas.com

Kerry Walker

Porter Novelli for Tele Atlas

617-897-8257

kerry.walker@porternovelli.com

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Tele Atlas Appoints Brad Steer As Senior Vice President of Sales, North America

Lebanon, NH, June 1, 2006—Tele Atlas, a leading global provider of geographic content today announced the appointment of Brad Steer to the newly-created position of Senior Vice President of Sales for North America. In this role, Steer will be responsible for managing the company's sales and customer support operations in the United States and Canada. He reports to Americas COO Mike Gerling.

"Tele Atlas continues to gain competitive ground in important emerging digital map markets, including the personal navigation and wireless segments," said Gerling. "Brad's broad sales leadership experience and his deep knowledge of the wireless environment wil contribute significantly to securing additional customer contract wins."

Before joining Tele Atlas, Steer was regional vice president for Sprint, responsible for managing the small to medium business group in the greater New England market. In this position he was the only regional vice president recognized for achieving business targets and the 2004 winner of the company's highest sales award, the Diamond Award. Before joining Sprint, Steer held various senior level sales positions at software, CRM consulting and two-way wireless companies including Vocus, iSky, and SkyTel.

Steer holds a bachelor's degree from the University of New Hampshire and is General Electric Six-Sigma certified. He is based at the company's North America headquarters in Lebanon, New Hampshire.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation f a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

###

PRESS CONTACT

Kerry Walker

Porter Novelli for Tele Atlas US

+1 617-897-8257

kerry.walker@porternovelli.com

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TeleNav Selects Tele Atlas for High Quality North American and European Maps

May 31, 2006, Boston, MA and Santa Clara, CA — Tele Atlas, a leading global geographic content provider, announced today an agreement with TeleNav, Nortl America's number one location-based services (LBS) application provider, under which Tele Atlas will supply global digital maps for TeleNav's industry leading products.

TeleNav's leading-edge LBS services include voice GPS navigation, Mobile Resource Management (MRM), asset GPS tracking (AVL), local search and other LBS services on multiple carriers worldwide over standard mobile phones, BlackBerry, Symbian, Palm Treo and Windows Mobile devices. Tele Atlas' geographic content already powers 150 LBS-base applications on wireless personal navigation devices, PDAs, and smartphones, including cit guides, real time traffic, weather and social networking applications.

TeleNav President and CEO HP Jin said TeleNav chose Tele Atlas as its digital map provide because of the company's global coverage and focus on partner support. "TeleNav is committed to providing our customers with the best content and services in the market. W are pleased to expand our content portfolio to feature Tele Atlas maps and POI content foi North America and Europe."

Tele Atlas Americas COO Mike Gerling said the decision is a significant one for Tele Atlas given TeleNav's position in the U.S. LBS market. "Accurate map data is the foundation for the most useful, and used, LBS applications. Our superior processes and technologies ensure our maps and points of interest are up-to-date, and are the driving forces behind our continued dominance in the wireless market. We look forward to working with TeleNav to bring the convenience and benefits of location services to the masses."

About TeleNav

TeleNav, Inc. is a global leader in wireless handset Location Based Services (LBS), includir GPS navigation, Mobile Resource Management (MRM), asset GPS tracking (AVL), local search and other LBS services. The company's flagship product, TeleNav GPS Navigator, is the first mobile phone-based GPS navigation service that is comparable to in-car systems

found in luxury vehicles, but offers a superior experience with functionality such as automatically updated maps and business locations, speech recognition, dynamic gas pric(and more.

TeleNav offers its services internationally through leading wireless carriers, including Sprir Nextel, Nextel Partners, Boost Mobile, Vivo Brazil and China Mobile. TeleNav products worl on nearly all wireless networks including iDEN, CDMA, EV-DO, GSM and EDGE. TeleNav partners include RIM BlackBerry, Motorola, Samsung, Sanyo, LG, Palm, Tele Atlas, Audiovox, Navteq, Nokia, Telcontar, and Qualcomm.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation f a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

# # #

PRESS CONTACTS:

Kerry Walker

Porter Novelli for Tele Atlas US

+1 617-897-8257

kerry.walker@porternovelli.com

Dirk Snauwaert

Public Relations Director Europe
Tele Atlas
Phone: +32 9 244 88 37

Mobile: +32 475 69 30 97
dirk.snauwaert@teleatlas.com

Noah Dye / Katie Assar

TeleNav / LEWIS PR

619-708-7413 / 858-395-2275

telenav@lewispr.com

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Press Information *For Immediate Publication*

Nikki Snowhite ***May 31, 2006***

ESRI

Tel.: 909-793-2853, extension 1-2194

E-mail: press@esri.com

Tele Atlas and ESRI Offer Scholarships for 2006 ESRI Education User Conference

Redlands, California—Five educators from the United States and Canada will have the opportunity to join more than 600 others at the 2006 ESRI Education User Conference (EdUC) through a joint scholarship program offered by Tele Atlas and ESRI. Tele Atlas will provide recipients with $400 toward travel costs, and ESRI will provide complimentary admission to the conference in San Diego, California, August 5-8, 2006.

The travel scholarships are part of Tele Atlas' longstanding commitment to support education through a variety of programs. Tele Atlas educational projects include a range o activities from tours, school presentations, and job shadowing to developing and teaching courses at local middle schools and colleges.

"ESRI is pleased to have support from Tele Atlas again this year for this importar program," said Jack Dangermond, ESRI president. "At the Education User Conference, participants get to see that they are agents of geographic change an that they are not operating in isolation. These scholarships make it possible for more people to attend the conference, share their work, and inspire one another.

More than 600 K-12 teachers, college and university instructors, school administrators, librarians, and museum professionals from more than 30 countries are expected to attend the Sixth Annual EdUC. The conference brings together the ideas and experiences of a dynamic group of people with very similar goals, providing them with a forum for sharing. The scholarships provided by Tele Atlas and ESRI enable more educators to participate in this important event. Scholarship recipients will share their experiences at the conference

with a broader audience by posting to a blog describing the key events and knowledge gained at the Education user conference.

To apply for a scholarship, please visit www.esri.com/educ or send an e-mail to educ@esri.com requesting more information.

###

About ESRI

Since 1969, ESRI has been giving customers around the world the power to think and plar geographically. The market leader in GIS, ESRI software is used in more than 300,000 organizations worldwide including each of the 200 largest cities in the United States, most national governments, more than two-thirds of Fortune 500 companies, and more than 7,000 colleges and universities. ESRI applications, running on more than one million desktops and thousands of Web and enterprise servers, provide the backbone for the world's mapping and spatial analysis. ESRI is the only vendor that provides complete technical solutions for desktop, mobile, server, and Internet platforms. Visit us at www.esri.com.

ESRI, the ESRI globe logo, GIS by ESRI, www.esri.com, and @esri.com are trademarks, registered trademarks, or service marks of ESRI in the United States, the European Community, or certain other jurisdictions. Other companies and products mentioned herei are trademarks or registered trademarks of their respective trademark owners.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products, and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S., and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader i the digital map industry. For more information, please visit www.na.teleatlas.com (in Nort America) or www.teleatlas.com (in Europe).

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Tele Atlas and AvMap extend their partnership

by three more years

AvMap, a leading Italian producer of navigation devices, and Tele Atlas have agreed to extend their long-standing partnership until 2009 at least.

29 May, 2006, Ghent (Belgium) - Tele Atlas, a world class digital map and content supplier, has just signed a three-year renewal of its agreement with AvMap, a leading and rapidly expanding Italian navigation-based company. The fully detailed cartography offere by AvMap is based on Tele Atlas data. In addition to road data, it displays a large databas of more than 1,800,000 points of interest in Europe, such as petrol stations, banks, pharmacies, restaurants, shops, cultural centres and sport centres, each with name, address and telephone number.

Claudio Clausi, Regional Sales Director-South East Europe: "AvMap was our first partner ir Italy and still is our largest Italian account. Over the past years we have built a strong relationship based on the excellence of both companies, with Tele Atlas offering high quali maps and strong technical support.

"AvMap navigation systems are popular in Italy, chosen by police, fire brigades and other emergency services, by commercial, industrial and public bodies and by many private motorists. The AvMap—Tele Atlas combination has recently been selected by Peugeot in Italy for sale with the Peugeot 206 and 1007 models and a range of commercial vehicles.

"AvMap has extended its activities to surrounding countries and beyond, with sales across Europe from Spain to Russia and in North America. The coverage provided by Tele Atlas maps is able to support them every step of the way. It is very gratifying to be able to rene our partnership for a further three years."

AvMap was founded in 1994 as part of the C-Map group, a world-leader in chart technolog First products into the market included the Desert Cruiser used in the Paris–Dakar rally an the EKP aeronautical plotter for pilots. Soon after, in partnership with Tele Atlas, AvMap launched gps navigation and fleet tracking systems. These have been continually developed, with three new products launched in 2006 — AvMap Geosat 4 Travel Europe,

AvMap Geosat 4 ALL and AvMap Spirit for PDAs and smartphones — all using Tele Atlas digital maps.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that guide GPS system users to the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

For further information, please contact:

Dirk Snauwaert

Public Relations Director Tele Atlas Europe

Phone: +32 475 69 30 97

dirk.snauwaert@teleatlas.com

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Tele Atlas Acquires Digital Map Data of Mexico;

Expands In-Country Operations

Coverage of Strategic Country to Provide Seamless Regional Map That Supports Emerging Personal Navigation Market and Commercial Operations

May 23, 2006, Detroit, MI — Tele Atlas, a leading global geographic content provider, announced today at Telematics Update Detroit 2006 it is expanding its Latin American map coverage with the acquisition of detailed source data covering Mexico's highway and street network. The company also announced it will grow its operations in Mexico with the opening of an office focused on sourcing and data validation.

A popular tourist destination and an emerging market for personal navigation systems, Mexico is also one of the world's largest producers of consumer goods. "Mexico's ports are experiencing a boom in container traffic, and there is growing need for maps that seamlessly facilitate commercial traffic from the factory to the warehouse to the store between Canada, the United States and Mexico," said Mike Gerling, Tele Atlas COO of the Americas. "Our acquisition of detailed highway and street source data answers customer requirements for highly accurate digital map data to support not only commercial but consumer activity, as well."

Tele Atlas supplies digital map data across a range of markets, including government, personal navigation, Internet and wireless markets. Gerling said the acquisition will also benefit many non-commercial and consumer-focused partners, including government entities looking to better track border activities.

President Tony Stroncheck of ProMiles, a software development company for the trucking industry and Tele Atlas partner, said that the availability of Mexico data is vital to his customers' business. "They are actively moving operations to Mexico, and want the same types of tools, devices and technologies available to them in other markets. To date we haven't had a quality map on which to base our applications. We're excited that Tele Atlas source data will help us deliver accurate map-based applications that not only guide our customers' operations, but protect them as well."

Tele Atlas has provided digital map coverage in Latin America for nearly ten years. The Mexico maps will enrich a database that already includes more than seven million miles of roads in Canada, the United States, Brazil and Argentina. To date, Tele Atlas maps cover more than 50 countries across Europe, Asia/Pacific and the Americas regions.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation f a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps, which to date cover more than 50 countries around the world. Tele Atlas is listed or the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

# # # #

PRESS CONTACTS:

Christine Needles

Porter Novelli for Tele Atlas US

+1 617-897-8287

christine.needles@porternovelli.com

Dirk Snauwaert

Public Relations Director Europe
Tele Atlas

Phone: +32 9 244 88 37 Mobile: +32 475 69 30

dirk.snauwaert@teleatlas.com

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Tele Atlas announces signing of new European headquarters

Tele Atlas plans to move to Office Park Zuiderpoort in Ghent to accommodate growth

19 May 2006, Ghent – Tele Atlas, a leading global geographic content provider, has announced that it will move its European headquarters from the Moutstraat, in Ghent, to larger offices at the new Office Park Zuiderpoort, in Ghent, as of the beginning of Q4 this year.

According to Jack Reinelt, COO & Managing Director of Tele Atlas Europe, "The move to th brand new accommodation is another milestone in the rich history of Tele Atlas and confirms our presence in Ghent, Belgium. This move is just one more indication of the rap growth, and the corresponding increase in staff, which we have been experiencing. I am extremely proud of the work and effort that Tele Atlas has put forth throughout the recent years and look forward to the continued growth at our new location. The new premises wil help us to support our colleagues and partners throughout Europe and beyond."

The Office Park Zuiderpoort, located close to Tele Atlas' current premises, is situated at "tl Zuid" of Ghent, at the crossroads of motorways E17 and E40, providing easy access to public transportation. In the new building, Tele Atlas will rent 6.402 m² floorspace (now 5.096 m²) divided over 4 floors (floors 5, 6, 7 and 8).

Tele Atlas is moving to a larger facility to incorporate the growth of the business in markel such as automotive, consumer electronics and mobile technology. The new facility will allo Tele Atlas to adapt to the changing needs of the global technology market with more conference rooms, presentation space and collaborative space for Tele Atlas partners.

The Tele Atlas European headquarters is responsible on a European level for Engineering, Strategic R&D, Operations, HR, Marketing, Sales, Finance, IT and Quality Control. The company currently employs 319 staff members in Ghent. They currently have more than 2 vacancies, which are in the process of being filled.

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About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that guide GPS system users to the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps.

Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

For further information, please contact:

Dirk Snauwaert

Public Relations Director Tele Atlas Europe

Phone: +32 475 69 30 97

dirk.snauwaert@teleatlas.com

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Tele Atlas' Voice Enabled Maps Now Available
On Market Leading In-Car and Portable Navigation Systems

Boston, May 17, 2006—Tele Atlas, a leading global provider of geographic content, toda announced its phonetic data is now integrated in the newly-available Pioneer AVIC Z1 model in-car navigation and TomTom 910 portable navigation systems.

Tele Atlas' phonetic data increases the quality of speech technology used in map-based applications by providing more precise pronunciations of location and directional information. The phonetic data, critical in hands-free environments and created by Tele Atlas' own team of linguists, is the most complete available. It includes street and sign name data, administrative information for country, state, county, city and municipality levels, and points of interest in a range of pronunciations covering more than 10 Europear and North American languages. Navigation system users can focus their attention on the road as they listen to precise and highly accurate pronunciations for the map's locations ai directions.

"Voice enabled maps improve route guidance because they are easy to use and understand," said Tele Atlas Global Product Marketing Vice President Basak Ozer. "This move is an important component of our strategy to deliver enhanced solutions to partners wanting to develop map-based systems with ever more natural and dynamically generatec system-to-user dialogue."

About Tele Atlas
Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation f a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

About Pioneer Electronics USA Inc.

Pioneer Electronics (USA) Inc. is headquartered in Long Beach, Calif., and its U.S. Web address is www.pioneerelectronics.com. Its parent company, Pioneer Corporation, is a leader in optical disc technology and a preeminent manufacturer of high-performance audi video and computer equipment for the home, car and business markets. The company focuses on four core business domains including Blu-ray Disc, display technologies, navigation, Digital Network Entertainment™ and components.

About TomTom
TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software produc which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and TomTom MOBILE navigation software for smart phones. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, Germany, France, Italy, the United States of America, Australia, China and Taiwan. TomTom's products are sold through a network c leading retailers in 20 countries and online.

###

PRESS CONTACTS:

Christine Needles

Porter Novelli for Tele Atlas

617-897-8287

christine.needles@porternovelli.com

Dirk Snauwaert

Public Relations Director Europe, Tele Atlas
Phone: +32 9 244 88 37

Mobile: +32 475 69 30 97
dirk.snauwaert@teleatlas.com

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NOTICE

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TELE ATLAS N.V.

's-Hertogenbosch, The Netherlands, May 17, 2006 - Tele Atlas, a leading global provider of geographic content will hold a General Meeting on 1 June 2006, at 10:00 a.m. hours at Hilton Amsterdam, Apollolaan 138, Amsterdam, The Netherlands.

Agenda:

1. Opening

2. Notification

3. Report of the Management Board

4. a. Adoption Annual Accounts for the financial year 2005

b. Discharge members Supervisory Board

c. Discharge members Management Board

5. Composition Supervisory Board including election of Stephan Rojahn to Supervisory Board

6. Appointment of the auditor

7. Granting of authority to Management Board to purchase own shares

8. Approval of Tele Atlas N.V. 2006 Stock Option Plan and Management Board Stock Optio Plan

9. Approval of compensation Supervisory Board

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10. Approval of Management Board remuneration policy

11. Corporate Governance of the Company

12. Any other business.

13. Closing.

The General Meeting will be conducted in the English language.

The annual report and the financial statements as well as the corresponding attachments, including the agenda with explanatory notes, and the minutes of the general meeting of shareholders of 12 November 2005 are available for inspection from the date hereof until the date of the General Meeting, at the offices of the Company,
Reitscheweg 7 F, in 's-Hertogenbosch, the Netherlands,
at the offices of Fortis Bank (Nederland) N.V., Rokin 55 in Amsterdam,
or at the offices of Deutsche Bank AG, Taunusanlage 12, in Frankfurt am Main, Germany.
Copies thereof can be obtained free of charge.

The Management Board has determined that for this meeting the persons who will be considered as entitled to vote and/ or attend the General Meeting, are those persons who on 26 May, 2006, after processing of all settlements per this date (the "Registration Date" have these rights and are registered as such in a (sub)register designated by the Management Board. The (sub)registers for shares are the administrations held at the Registration Date by the banks and brokers which are according to the Dutch Securities Depository Act (Wet giraal effectenverkeer) participating institutions (aangesloten instelling) of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("Participating Institution").

Holders of shares who either in person or by proxy wish to attend the General Meeting mu notify Fortis Bank (Nederland) N.V. in writing (via their own bank) not later than the Registration Date. A confirmation must be submitted by the Participating Institution in which administration those holders are registered as holders of the shares, stating that su shares were or will be registered at the Registration Date, whereupon the holder will recei an admission ticket for the General Meeting. Proxies have to present a written power of attorney issued to them at the same time.]

's-Hertogenbosch, 17 May 2006

The Management Board
Tele Atlas N.V.

Postbus 420, 5201 AK 's-Hertogenbosch, the Netherlands
Reitscheweg 7 F, 5232 BX 's-Hertogenbosch, the Netherlands
Phone: +31 73 6402170
E-mail: investor.relations@teleatlas.com
www.teleatlas.com

ISIN: NL0000233948

Eurolist by Euronext Symbol: TA

Geregelter Markt in Frankfurt (TecDax) Symbol: TA6
WKN: 927101

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com .

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TELE ATLAS LAUNCHES DEVELOPERLINK(SM) PROGRAM

New Application Developer Community Facilitates the Free Exchange of Business and Technical Expertise; Network Already 150 Members Strong

May 15, 2006, Boston, MA – Tele Atlas, a leading global geographic content provider, today announced the Tele Atlas DeveloperLink(SM) program, designed to provide developers access to free map data and technical and business resources to support development of next-generation map-enabled applications. In addition, Tele Atlas' DeveloperLink forms a first-of-its-kind online networking community for application developers bringing new location based and navigation services to market.

DeveloperLink (http://www.teleatlas.com/Pub/Partners/TeleAtlasDeveloperLink) was created to serve application developers in a variety of markets, spanning wireless, Interne and personal navigation to geographic information systems and in-car navigation. Progran participants receive free technical information, sample data in Shape, GDF-AS, GDF-AR an Oracle formats, links to useful software from industry-leading geospatial platform provider as well as documentation and training materials.

With access to business planning, networking, and marketing and sales assistance througt DeveloperLink, developers can bring new applications to market faster. Participants are ab to connect with the world's largest community of developers focused on location and navigation based applications to discover new business opportunities, open sales channels and increase exposure for solutions.

"DeveloperLink helps developers more effectively drive new applications through the full lifecycle—from the inception of an idea and development of an application to the commercial introduction of a new service," said Al Cooley, senior director of tools and services for Tele Atlas. "The program and the business and technical resources it offers have been extremely well received by developers and existing Tele Atlas' partners -- more than 150 companies have signed up to participate in the first month of availability."

"We feel DeveloperLink will make it easier for us to manage our business relationship with Tele Atlas," said David Marsh, director, Navigation Product Management, Cobra Electronics "In addition, we're excited to be brought together with companies of all sizes to create a community focused on furthering the development of map-enabled applications."

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About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation f a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. *Tele Atlas is listed on the Frankfurt Stock Exchange* (TA6) *and on* Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

# # # #

PRESS CONTACTS:

Christine Needles

Porter Novelli for Tele Atlas

617-897-8287

christine.needles@porternovelli.com

Dirk Snauwaert

Public Relations Director Europe, Tele Atlas
Phone: +32 9 244 88 37

Mobile: +32 475 69 30 97
dirk.snauwaert@teleatlas.com

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Tele Atlas and Inrix Expand Partnership to Speed Delivery of Next-Generation Traffic Services

Companies to Collaborate On Traffic Data Aggregation, Traffic Operations Management for Delivery of Enhanced Tele Atlas Solutions

Philadelphia – May 8, 2006 - Tele Atlas and Inrix, Inc. announced today at ITS Americ that the companies are significantly extending their collaboration to deliver next-generatio traffic services in North America. Under the new agreement, Inrix and Tele Atlas will form joint operations to optimally collect, integrate and deliver enhanced Tele Atlas traffic solutions and related map information within wireless applications and personal and in-car navigation systems. Tele Atlas customers will immediately benefit from the expanded partnership through access to Inrix's industry-leading real-time and predictive traffic information and the ability to develop next generation navigation solutions featuring applications such as traffic-influenced dynamic routing.
Inrix currently provides real-time traffic incident information for 138 metropolitan markets and real-time traffic speed and dynamic predictive information for more than 20 markets. Tele Atlas supplies digital map data and related content to application developers and device manufacturers across a range of markets.

"Tele Atlas and Inrix share a passion for providing customers with the highest quality navigation information available," said Tele Atlas' Mike Gerling, chief operating officer, Americas. "Inrix's industry leading real-time and predictive traffic services combined with our comprehensive approach to providing the most accurate digital map information enabl our customers to make drive-time easier for millions of individuals and businesses."

"Our expanded relationship with Tele Atlas firmly establishes Inrix as the leading provider traffic information services in North America," said Inrix President and CEO Bryan Mistele. "Together, we're providing our customers with navigation solutions of unparalleled quality, coverage and reliability."
The rapid adoption of personal and in-vehicle navigation systems, the growth of Web-base routing, and a broad choice of high-bandwidth data channels -- such as cellular, satellite, FM sideband, and HD radio -- are fueling an explosion of location-enabled traffic solutions. As the market evolves, Tele Atlas and Inrix have a unique opportunity to provide navigatic to application software companies and location-based services (LBS) platform providers with enhanced solutions for consumer and business applications across wireless, personal

navigation, automotive, fleet management, public transportation, and other markets. The companies uniquely provide businesses with relevant, actionable information that helps their customers accurately anticipate traffic conditions minutes, hours, weeks and even months in advance.

In a new report titled "*Real-Time Traffic Information: Services and Infrastructure for Data* Collection and Delivery" ABI Research states it expects the expanded Inrix/Tele Atlas partnership will have an important impact on the North American traffic market.

"In a market laden with disappointing products, Inrix may be the first aggregator that can provide traffic data in a way that improves the quality of the information delivered with mapping data for various personal navigation solutions," said Dan Benjamin, Principal Transportation Analyst, ABI Research.

About Inrix

Inrix delivers nationwide access to the most advanced and reliable real-time and predictiv traffic information available today, providing industry partners and customers with high-quality, accurate data for personal navigation, mapping, and other location-based service applications in the car, online and on mobile devices. Inrix currently provides individuals, businesses and government with real-time traffic incident information for 138 metropolita markets and real-time traffic speed and dynamic predictive information for more than 20 markets. Inrix's Traffic Services leverage robust Bayesian statistical analysis to aggregate and enhance traffic-related information from hundreds of public and private sources, goin well beyond the limitations of static road sensor networks, historical-based models and pu cellular data aggregators, to offer customers the most sophisticated understanding of the unique system-wide traffic patterns in each metropolitan area. To experience the traffic technology revolution behind the next-generation of navigation and location-based service applications, visit www.inrix.com.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation f a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com

For more information, please contact:

Nate Murphy,
Edelman for Inrix,
(206) 268-2256,
nate.murphy@edelman.com

Kerry Walker,
Porter Novelli for Tele Atlas,
(617) 897-8200,
kerry.walker@porternovelli.com

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Pioneer Chooses Tele Atlas To Power World's Leading In Car Navigation Systems

May 3, 2006, 's-Hertogenbosch, The Netherlands —Tele Atlas, a leading global geographic content provider, announced today it has signed an agreement with digital entertainment leader Pioneer Corporation to supply European and North American digital map data and point of interest (POI) content for Pioneer's current and future in car navigation systems, including the new AVIC-X1BT and AVIC-N3 series of products.

Pioneer is the market leading supplier of after market navigation systems in Europe, the U.S. and Japan that combine innovative touch panel control and voice commands with a sophisticated menu designed for ease of use, precise position information and advanced routing features. Tele Atlas' digital map data and relevant point of interest content such as hotels, restaurants and entertainment will help Pioneer system users easily find places and products of interest, and the most direct route to them.

"This partnership melds a technically innovative navigation system with rich, useful conter and the most accurate digital map data in the world," said Tele Atlas Co-Founder and Chie Executive Officer Alain de Taeye. "We're honored to collaborate with such an advanced consumer electronics company to deliver highly useful services to mobile consumers everywhere."

About Pioneer Corporation
Pioneer Corporation is a leading global manufacturer of consumer and business use electronics products such as audio, video and car electronics. Its shares are traded on the Tokyo Stock Exchange. For more information visit http://www.pioneer.co.jp/index-e.html.

About Tele Atlas
Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation f a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext

Amsterdam (TA).
For more information, visit www.teleatlas.com.

Press Contact Information:

Dirk Snauwaert
Public Relations Director Europe
Tele Atlas
Phone: +32 9 244 88 37
Mobile: +32 475 69 30 97
dirk.snauwaert@teleatlas.com

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Tele Atlas Reports 40% Revenue Growth For First Quarter 2006

's-Hertogenbosch, The Netherlands, April 27, 2006 - Tele Atlas, a leading global provider of geographic content, today reported results for the first quarter of 2006.

Financial Results

- Revenues increased 40% over prior year to €56.6 million

- Strong improvement in adjusted EBITDA from €1.0 to €4.3 million.

- Growth in all business segments, most significant in the personal navigation segment

Operations: new contracts, products and coverage

- Expanded agreement with Mio Technology makes Tele Atlas the preferred globa digital map provider for Mio Technology's personal navigation devices

- Tele Atlas maps in new range of TomTom GO models 510, 710 and 910

- First 3D city maps available

- Expanded coverage and content

	Three month period ended March 31, 2006			**Three month period ended March 31, 2005**		
	Total	Europe	USA	Total	Europe	USA
Revenues	56.5	39.8	16.7	40.4	27.7	12.7
Adjusted EBITDA*	4.3	7.2	(2.9)	1.0	3.7	(2.7)

Operating result (EBIT)	(11.0)	(0.6)	(10.4)	(8.3)	(4.2)	(4.1)
Net result	(11.0)			(9.7)		
Average number of employees	1,413	751	662	1,281**	637**	644
Earnings per share	(0.12)			(0.26)		

* Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.** The average number of employees for the three month period ended March 31, 2005 excludes employees of Tele Atlas India Ltd which was sold in the first quarter of 2005.

	Three month period ended March 31, 2006			**Three month period ended March 31, 2005**		
	Total	Europe	USA	Total	Europe	USA
Automotive	12.5	10.9	1.6	10.4	9.4	1.0
Data products navigation	5.9	5.8	0.1	5.4	5.4	-
Personal navigation	20.6	18.9	1.7	10.7	9.4	1.3
Enterprise and government	13.0	2.7	10.3	10.7	2.0	8.7
Other segments	4.5	1.5	3.0	3.2	1.5	1.7
Total sales	**56.5**	**39.8**	**16.7**	**40.4**	**27.7**	**12.7**

Revenues

Tele Atlas NV ("Tele Atlas"), a leading provider of geographic content, announced revenue of €56.5 million in the first quarter of 2006, compared to €40.4 million in the same period of 2005, an increase of 40%.

European revenues for the first quarter rose by 44% to €39.8 million from €27.7 million fc the same period in 2005. This increase was primarily the result of higher sales in the personal navigation segment.

North American revenues increased by 31% to €16.7 million largely as the result of highei revenues from the government and enterprise sector segment, as well as the Automotive segment. Excluding the effect of movements in the EUR/USD exchange rate, revenues increased by 18%.

Operating expenses

Operating expenses excluding depreciation, amortization, capitalization and employee stoc option expense ('Adjusted Operating Expenses') for the first quarter of 2006 increased by 32% to €52.2 million from €39.4 million in 2005. Excluding the effect of movements in the EUR/USD exchange rate, operating expenses increased by 27%.

Cost of revenue increased by 42% to €7.5 million in the first quarter, in line with the growth in sales. These costs consist mainly of production costs of navigation CD's, royaltie paid for the use of source data and contributions to co-marketing funds with our customer which are variable, based on revenue.

Results

Tele Atlas Group's *Adjusted EBITDA* (overall operating result before capitalization, depreciation, amortization and employee stock option expense) for the first quarter of 200 improved to a profit of €4.3 million, compared to a profit of €1.0 million during the same period in 2005.

Adjusted EBITDA from European operations increased with €3.6 million to €7.2 million for the first quarter of 2006 as a result of increased sales revenues. The Adjusted EBITDA los in North America slightly increased by €0.2 million to €2.9 million in 2006 with increased revenues being offset completely by increases in operating costs.

Due to decreased capitalization of database development costs, the consolidated operatin result (*EBIT*) for the first quarter was a loss of €11.0 million, compared to a loss of €8.3 million in the same period of the previous year. The consolidated after tax net loss during the first quarter of 2006 was €11.0 million, compared with a loss for the same period in 2005 of €9.7 million

Revenues and developments per business segment

During the first quarter of 2006, worldwide revenues in the ***personal navigation segme*** increased by 92% to €20.6 million compared to €10.7 million in the same quarter of the previous year. European personal navigation revenues for the quarter were €18.9 million, an increase of 101% over the prior year as the North American personal navigation revenues grew 27% to €1.7 million.

In the first quarter Tele Atlas expanded its agreement with Mio Technology. Tele Atlas is now the preferred global digital map provider for Mio Technology's personal navigation devices. Products that feature Tele Atlas maps include the recently launched Mio C310, C710 and A701. The new agreement extends the use of Tele Atlas maps to Mio's North American products.

TomTom launched a new range of GO models during the quarter, the TomTom GO 910, 71 and 510. All devices use maps provided by Tele Atlas. The 510 comes with a detailed country map and major roads of Europe. The 710 contains a 1 gigabyte SD card with complete map data for the whole of Western Europe. The 910 is equipped with a 20 gigabyte hard disk containing complete maps for Western Europe, North America and Canada. In addition, Tele Atlas provided other content such as phonemes (phonetic transcriptions of e.g. street names that allow text-to-speech) and a wide range of points o interest (POI's) for the high end device.

Worldwide revenues in the ***Automotive segment*** increased by 21% to €12.5 million fron €10.4 million in the previous year. Europe revenue in this segment was €10.9 million, an increase of 17% over the prior year. North American revenue was €1.6 million, an increas of 58% over the prior year. Revenues from data products, a segment which today primaril exists in Europe, increased by 8%.

Audi's new model, the Q7 Sports Utility Vehicle was launched in the first quarter with a Siemens VDO navigation device and Tele Atlas maps.

First quarter ***revenue for the enterprise and government sector*** increased by 22% to €13.0 million compared to €10.7 million in the same period of the prior year. Europe revenue in this segment was €2.7 million, an increase of 36% over the prior year. Revenu in this segment in North America increased by 19% to €10.3 million as compared to €8.7 million in the previous year.

Tele Atlas and Telargo signed an agreement for the use of Tele Atlas maps in Telargo's fle

management system. Telargo provides a mobile asset management platform designed to optimize fleet and mobile workforce management. These systems are used primarily in the transportation and logistics, public transport and utilities industries.

Revenue in ***the other segments***, consisting of Internet, telematics and consumer wireles markets, increased 40% to €4.5 million primarily as a result of increased revenues in the wireless and Internet segment in North America.

Product releases

Tele Atlas Logistics for North America is a new product and designed specifically to suppor safe and efficient routing for vehicles with weight, height, length and hazardous material restrictions. It contains over 40 road restriction attributes and is the only solution to provi nationwide trucking attributes with detail at the Interstate, major highway network and local street level for over 600 cities in the United States.

During the quarter Tele Atlas made initial deliveries of its 3D city maps. Maps of the cities of Berlin, Barcelona, Athens and Bern have been enriched with 3D attributes to create life-like renderings of famous landmarks. The availability of prominent buildings and monuments as 3D images giving users a more recognizable view of reality. These new ma databases are the first in an initial series of 20 city maps to be rolled out by Tele Atlas.

Geographic expansion.

In line with plans announced in connection with the use of proceeds from the Euronext Amsterdam listing in November, Tele Atlas made several investments in coverage in new areas. During the first quarter, we acquired source data resources in Mexico and are in the early stages of expanding our position in our Chinese joint venture, NaviAtlas. In the first quarter we advanced €3.5 million in funds to this operation. This amount is reflected as ar investment at cost in our interim financial statements.

To further develop business in markets outside Europe and North America, Mark Steele joined Tele Atlas in the newly-created position of Chief Operating Officer of Asia Pacific. Mr Steele was the President of ITT China. Prior to that, he was President of ITT's Asia Pacific electronic components division, with region-wide responsibility for the company's operatio in Japan, Korea, China, Hong Kong, and Taiwan.

Outlook

The previously provided guidance for 2006 of approximately €250 million in revenues and Adjusted EBITDA of approximately €40 million remains unchanged. After the effects of depreciation and amortization, share based payment expense, capitalization of database development costs and other non-cash items, this level of Adjusted EBITDA is expected to produce an operating (EBIT) loss for the year of approximately €33 million. These amount exclude the impact of any acquisitions which may be completed in 2006. This outlook is based on current circumstances and expectations of future market and business, and is subject to revision.

Annual General Meeting

The Tele Atlas Annual General Meeting of Shareholders will take place in Amsterdam, The Netherlands on June 1 2006.

Tele Atlas

ISIN: NL0000233948

Eurolist by Euronext Symbol: TA

Geregelter Markt in Frankfurt (TecDax) Symbol: TA6
WKN: 927101

Note to Editors:
For more detailed information, contact:

Europe
Dirk Snauwaert,
PR Director Europe
Phone: +32 9 244 88 37
dirk.snauwaert@teleatlas.com

or

Jasper Vredegoor
Investor Relations Manager,
Tele Atlas NV
Phone: + 31 73 640 21 70
jasper.vredegoor@teleatlas.com

United States
Kerry Walker
Porter Novelli/Boston
Phone: +1 617 897 8200
kerry.walker@porternovelli.com

About Tele Atlas
Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation f a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company *employs 2,300 full-time staff and contract cartographers at offices in 20 countries around* the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com .

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Tele Atlas and certain of the plans and objectives of Tele Atlas with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

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TELE ATLAS DELIVERS REAL-TIME TRAFFIC DATA AND INCIDENT REPORTS, EXCLUSIVELY FOR CINGULAR CUSTOMERS

Tele Atlas to Offer Dynamic Content for Cingular Java-enabled Phones

Las Vegas – CTIA WIRELESS 2006 – April 5 – Tele Atlas, a leading global geographic content provider, today announced the availability of Tele Atlas Traffic, a service that brin highly-accurate, real-time traffic data, maps, and incident alerts to Java-enabled wireless phones.

Downloadable for $2.99 from Cingular Wireless, Tele Atlas Traffic allows subscribers to obtain instant access to information on roadway speeds, accidents, closures and schedule events that impact traffic, such as sporting games.

Tele Atlas Traffic, developed in partnership with TeleCommunication Systems, pulls locatio codes that pin traffic information to a particular location on the map from more than 300,000 location codes embedded in Tele Atlas' comprehensive map database. Its traffic coverage includes 98 percent of the population in the 75 most congested U.S. metro area Location-specific road and travel information is delivered directly to Cingular Wireless subscribers nationwide.

In 2003, Tele Atlas launched a similar suite of travel-related applications including traffic reports and maps and directions for WAP devices. Today, more than 30,000 subscribers in the U.S. are enjoying less stressful commutes by relying on Tele Atlas Traffic information delivered through their WAP-enabled devices.

"Regardless of whether they are on a daily commute or a cross-country road trip, drivers want access to the most accurate traffic information to ensure a less stressful experience, said Mike Gerling, chief operating officer, Tele Atlas, the Americas. "The Tele Atlas Traffic service leverages the most complete, current and accurate navigation database and provides traffic speed and flow, informing Cingular Wireless customers to either continue full-speed ahead on a current route or to change roads and avoid getting caught in stop-dead traffic."

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com/.

PRESS CONTACTS:

Margot Delogne

Tele Atlas

781-492-1039

margot.delogne@teleatlas.com

Kerry Walker

Porter Novelli for Tele Atlas

617-897-8257

kerry.walker@porternovelli.com

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TELE ATLAS HIGHLIGHTS WIRELESS DELIVERY OF LOCATION DATA AT CTIA WIRELESS 2006

Over 1,500,000 Mobile Users Rely on Tele Atlas Content to

Find More People, Places and Possibilities

Las Vegas – CTIA WIRELESS 2006 – April 4 – At CTIA Wireless 2006, Tele Atlas, a leading global geographic content provider, will team with industry partners to showcase a range of innovative location-based applications that enable consumers "on the go" to find points of interest and meet up with friends and family along the way. The company is also sponsoring the CTIA Mobile Event Guide and offering show attendees an educational look a how map data is collected through demonstrations aboard a mobile mapping van.

Tele Atlas' digital map data and geographic content power nearly 150 navigation-based LB applications for wireless personal navigation devices, PDAs, and smartphones. Today, Tele Atlas' data enables wireless carriers Sprint/NEXTEL, Cingular Wireless, and Verizon Wireles infrastructure and enterprise applications, and delivers advanced features and services suc as real-time traffic and weather and social networking to more than 1.5 million subscribers

"Wireless subscribers want much more from their LBS-enabled phones than simple directions from Point A to Point B—they want to know where they are, who and what is around them, and even points along the way," said Mike Gerling, chief operating officer, Tele Atlas, the Americas. "Tele Atlas provides the most accurate, relevant map data to our partners, who in turn use the information as the foundation for developing and delivering applications that simplify finding a place to eat, checking out traffic on the road ahead, an sharing location information with friends and family."

Tele Atlas and its leading wireless industry partners will demonstrate a breadth of location based applications at CTIA Wireless 2006. Joining Tele Atlas at its booth *(North Hall #603)* are: Destinator Technologies, eMbience, flipt, gate5, Inrix, MobileGates, Pharos, Portable Internet, Pryme Advance, TeleCommunication Systems, Inc. (TCS), Telecontar, TomTom, ULocate, and Wayfinder Systems.

In partnership with eMbience, Tele Atlas is sponsoring the official CTIA Mobile Event Guide The downloadable resource will deliver agendas and exhibitor information and assist

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attendees, via an application called CityScape that uses eMbience's eMpz content delivery platform, to explore Las Vegas for restaurants, entertainment and more. The Mobile Event Guide can be accessed on smartphones and PDAs, and is available for download at station located throughout the show floor.

In addition to helping event attendees navigate around CTIA and the local area, Tele Atlas will provide a first-hand look at how map data is collected. A van from Tele Atlas' mobile mapping fleet will be available for demonstrations *(Outside Location #9039)*. The mobile mapping van is just one of more than 50,000 data sources Tele Atlas relies on worldwide t provide its wireless partners with the richest, freshest map data available. Via posted cameras on the roof, the van captures images every few meters, collecting road informati such as lane counts and speed limits and exit signs to help users more easily and safely fi locations. Tele Atlas' mobile mapping vans are currently deployed throughout the U.S. anc Europe validating accuracy of information for millions of miles of road per year.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation f a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

PRESS CONTACTS:

Margot Delogne

Tele Atlas

781-492-1039

margot.delogne@teleatlas.com

Kerry Walker

Porter Novelli for Tele Atlas

617-897-8257

kerry.walker@porternovelli.com

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TELE ATLAS OPENS GLOBAL CROSSROADS OFFICE IN BOSTON

April 4, 2006, Boston, MA – Tele Atlas, a leading global geographic content provider, announced today the official opening of an office in Boston, further extending its reach in the U.S. navigation market. Approximately 30 employees from the executive managemen corporate marketing, and global technology teams will work in the newly established Glob Crossroads Office.

"As a global company, it is critical to our company's success that we grow our presence in North America and continue to deliver on our commitment to our U.S.-based partners," says George Fink, president and chief operating officer, Tele Atlas. "There is strong growt in the U.S. market across a number of navigation categories including in-car and personal navigation systems. We intend to make it easier for our current and future partners to wo with Tele Atlas, and for application developers to integrate our industry-leading data into new applications for the Internet, public sector, and GPS, smartphones and PDA devices."

Since its founding in 1984, the company has grown from a small team of digital map developers into a multinational organization employing more than 2,300 full time staff and contract cartographers in offices across Europe, the U.S., Canada, and Asia. Tele Atlas has its own offices in 21 countries as well as database partners in other countries, such as Singapore, Australia and Hong Kong.

Tele Atlas is rapidly building its presence in North America, having acquired California-bas digital navigation provider ETAK in 2000. In 2004, it acquired New Hampshire-based digit mapping provider Geographic Data Technologies (GDT). In FY2005, Tele Atlas reported $245.1 million (€200.1 million) in revenue, $67.1 million (€54.8 million) of which was generated in North America.

Tele Atlas' digital map data is the foundation for many of the world's leading navigation systems. Its content powers Internet-based map-related search engines. The company's technology is also licensed by consumer wireless providers, manufacturers of personal navigation devices and auto manufacturers and aftermarket suppliers. Tele Atlas' partners include TomTom, Wayfinder, Cingular Wireless, Pioneer and MapQuest.

In addition, Tele Atlas is the reliable source for map data that guides fleet logistics and supports vital government functions and GIS systems that act as management tools for

energy companies and utilities. Millions of individuals worldwide rely on Tele Atlas maps fo location-based services, safety, entertainment, and productivity.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

PRESS CONTACTS:

Margot Delogne

Tele Atlas

781-492-1039

margot.delogne@teleatlas.com

Jill Friant

Porter Novelli for Tele Atlas

617-897-8219

jill.friant@porternovelli.com

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Tele Atlas provides map data to Telargo in order to optimize fleet routes

March 9, 2006, Gent,- Tele Atlas, a leading global provider of digital map data and othe geographic content, has signed a contract to supply the MultiNet™ database to a leading fleet management company Telargo. The map coverage provided by Tele Atlas to Telargo stretches over North and South America, West and East Europe, including Russia and Turkey, and it may well extend into Asia and the Middle East in the foreseeable future.

Telargo provides an intelligent, flexible, robust mobile assets management platform that is designed to optimize fleet and mobile workforce management. particularly in the transportation and logistics, public transport and utilities industries. It is a joint venture formed by NTT DoCoMo of Japan, the world's leading mobile communications company an European technology specialist Ultra Telargo recently began extending its services offer worldwide.

"Tele Atlas digital mapping data will have an important role to play in several services offered by Telargo," says Jack Reinelt, COO of Tele Atlas Europe. "Accuracy, freshness anc richness are key features of Tele Atlas data, as well as its geographic spread. In Telargo fleet management solutions these features will contribute to optimizing the use of vehicles and the time of drivers, enhancing vehicle management, workflow automation and customer care. Location data will be more precise, route planning will be more efficient, scheduling will be more effective and information for customers, such as estimated arrival times, will be better quality. In addition, Tele Atlas data is uniform across continents and i holds far more POIs than any other resource to add value in fleet management services."

"This is an important milestone for us", says Bogdan Pavlic, President and CEO, Telargo, Inc. "We work hard to help our clients maximize their mobile assets - their vehicles, machinery, trailers and vessels. Our relationship with Tele Atlas will strengthen our ability to help clients use their fleets and workforce more efficiently and cost effectively in the markets of United States, Europe and Asia. Our relationship with Tele Atlas also will enhance our ability to provide customers with valuable services such as Estimated Time of Arrival (ETA), Proof of Delivery (POD) and route optimization."

About Telargo

Telargo is a global provider of mobile assets management services, with a unique platforr combining a variety of established technologies ranging from GPS and wireless

communication to digitized mapping and hosted software applications. Telargo services facilitate online interaction with vehicle fleets, work process automation, in-depth cost analysis and other functionalities, along with support for management decisions.

Industries ranging from logistic operators to utility and construction companies have already derived enormous benefit from Telargo's tools for vehicle monitoring, expense management, workflow automation, enterprise reporting, customer service and other specially tailored business solutions. For more information, please visit www.telargo.com.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that guide GPS system users to the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

For further information, please contact:

Tele Atlas
Dirk Snauwaert
Public Relations Director Europe
Mob.: +32 475 69 30 97
dirk.snauwaert@teleatlas.com

Telargo Inc.
Jaka Jakopic
PR manager, Telargo Europe
Mob.: +386 41 376 982
jaka.jakopic@telargo.com

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Tele Atlas helps football fans find more at the World Cup

Tele Atlas/MERIAN Scout CD is rich with extra information on the venues and timetable fo football fans at the 2006 World Cup in Germany

Ghent (Belgium) - March 9 2006 - Tele Atlas and MERIAN Scout are launching a navigation CD of Germany to enhance their customers' enjoyment of the 2006 World Cup. The Football Highlight 2006 CD for TravelPilot DX systems is aimed at fans in Germany, Austria and Switzerland and, in addition to the full navigation information for Germany, is loaded with a great selection of extra information to help football fans find the right venue at the right times. Fans should find the price is right as well because at €149 it costs no more than a conventional update navigation CD.

The Football Highlight 2006 CD carries details of the stadiums, times and locations of all matches. It has more than 25.600 MERIAN Scout points of interest adapted to football tastes — making the 229 official FIFA World Cup shops, 369 sports bars and 16.162 restaurants and 1.975 fast food places easy to find. But not only football tastes are considered because the CD is also packed with general information that invites travelers t discover Germany (921 tourist attractions, 741 beer garden, 1.486 factory outlets, etc.) Ir addition, the CD comes with a brochure that has a chart showing matches through the full World Cup programme. Naturally this navigation CD has the complete, up-to-date digital map information expected of Tele Atlas, with complete street network and full house number information for all of Germany.

"We are delighted to be hosting the World Cup in Germany and equally pleased to enhanc the enjoyment of our football-fan customers with this special edition CD," says Laurent De Hauwere, Vice President Marketing Europe at Tele Atlas. "With all the extra information packed onto it, the Football Highlight CD is the best football coach a fan can have this summer."

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that

powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

For further information, please contact:

Dirk Snauwaert

Public Relations Director Europe
Tele Atlas
Phone: +32 9 244 88 37

Mobile: +32 475 69 30 97
dirk.snauwaert@teleatlas.com

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Mio Technology Ltd. Partners With Tele Atlas for High Quality Maps in North American and European Markets

March 09, 2006, Hannover, Germany— Tele Atlas, a leading global geographic content provider, announced today at CeBIT an agreement with Mio Technology under which Tele Atlas becomes the preferred global digital map provider for Mic Technology's personal navigation (PNAV) devices, including the newly-introduce next-generation Mio C310, Mio C710 and A701 products. The agreement further solidifies Tele Atlas' position as the digital map provider of choice among PNAV device manufacturers.
Terms of the partnership also call for Mio Technology to incorporate Tele Atlas maps within the new models of its existing products in North America and Europ and for the two companies to collaborate on joint marketing and channel development efforts.

"Tele Atlas' leadership position in the personal navigation market and outstanding support for the retail channel made it the clear choice to help us launch our next-generation devices," said Samuel Wang, president of Mio Technology. "Tele Atlas' highly accurate, turn-by-turn map data and update methodology will give customers the richest, freshest map data available. This agreement provides a solid foundation for us to deliver the most innovative and useful personal navigation devices on the market."

"Innovative companies such as Mio Technology will change the landscape of personal navigation, and we look forward to working more closely with them as their preferred mapping partner," said George Fink, president and COO of Tele Atlas. "In the coming months we'll collaborate to deliver highly advanced personal navigation devices and applications to a new generation of consumers around the world."

Todd Kort, principal analyst at Gartner Dataquest, indicated that 2006 is a breakout year for personal navigation devices worldwide. "Younger tech- and web-savvy users will drive most of the demand for personal navigation devices. Improved ease-of-use, map accuracy and built-in functionality, such as access to real-time traffic, parking and weather information, are providing fuel for continued growth."

About Mio Technology Ltd (MTL)

MTL was established in 2002 with operations in China, Taiwan, US, Europe and Japan. Foreseeing that the mobile lifestyle and mobile commerce will be mainstays of life in the near future, it is dedicated to the development of enabling devices. Its main business is th manufacture and sale of Mio DigiWalker™-branded mobile communications products, such as smartphones, Pocket PCs, and handheld GPS systems. For more information about MTL please go to www.mio-tech.com.

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

# # # #

PRESS CONTACTS:

Dirk Snauwaert

Public Relations Director Europe
Tele Atlas
Phone: +32 9 244 88 37

Mobile: +32 475 69 30 97
dirk.snauwaert@teleatlas.com

Kerry Walker

Porter Novelli for Tele Atlas US

+1 617-897-8257

kerry.walker@porternovelli.com

Meghan Hughes

Text 100 Public Relations for Mio Technology

+ 1 415-593-8435

meghanh@text100.com

Vita Wan

Mio Technology Ltd.

+ 886-2-2627-1188-5314

vita.wan@mic.com.tw


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Tele Atlas Appoints Mark Steele As Chief Operating Officer for Asia, Middle East and Africa

Boston, March 8, 2006—Tele Atlas, a leading global provider of geographic content, tod announced the appointment of Mark Steele to the newly-created position of Chief Operatir Officer, Asia, Middle East and Africa (AMEA). In this role, Steele will be responsible for all corporate, finance and business development operations throughout the region. He report to President and COO George Fink.

"The AMEA area is a strategic one for Tele Atlas, as customer demand for digital maps grows and local navigation companies considering expansion into the U.S. and European markets look for a partner with highly accurate, up-to-date geographic content," said Fink "Mark comes to Tele Atlas with an outstanding track record, and will bring the perfect combination of management expertise and deep regional experience to successfully direct our growth in this exciting area."

Before joining Tele Atlas, Steele was the President of ITT China, responsible for all corporate functions within the country including corporate finance, business development, government and legal affairs and corporate communications. Prior to that, he was Preside of ITT's Asia Pacific electronic components division, with region-wide responsibility for the company's operations in Japan, Korea, China, Hong Kong, and Taiwan. Prior to joining ITT Steele was Director of Marketing for Hughes Interconnect Systems Group in California.

Steele is a member of the Board of Governors and the past Chairman of the Corporate Social Responsibility Committee of the American Chamber of Commerce in Shanghai. He holds a double major in International Business and Japanese from the University of Nebraska.

About Tele Atlas
Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around

the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

###

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Tele Atlas reports continued strong revenue growth and strong EBITDA result

's-Hertogenbosch, The Netherlands, March 2, 2006 - Tele Atlas, a leading global provider of geographic content, today reported record revenue for the fourth quarter and full year 2005.

- Full year revenue grew by 57% to €200.1 million. Fourth quarter revenues were up 36% to €57.8 million

- Major segments personal navigation and automotive navigation grew by 87% and 43% respectively in 2005.

- First positive full year Adjusted EBITDA of €14.7 million compares to loss of €22.5 millior in 2004.

- First full year positive cash flow from operations of €18.1 million compares to an outflow of €30.0 million in the prior year.

- Outlook for 2006: Approx €250m in revenue and approx. €40m in Adjusted EBITDA

Commentary

"In 2005 we performed strongly in all of our segments and ended the year at the higher end of our €195-200 million revenue guidance while turning the company profitable on Adjusted EBITDA basis," said Alain De Taeye, co-founder and CEO of Tele Atlas. "We continued to expand our position as a leading digital map provider and, via our partners, t bring digital maps to millions of personal navigation, Internet and automotive system consumers. We also achieved a successful listing of our shares in our home market, the Netherlands, leading to increased free float, a broadened shareholder base and a solid financial foundation. Our strategy is to continue our investments in enriching our database extending our coverage into new areas and using innovation to continually improve the accuracy and timeliness of our maps. We look forward to continuing to grow our business together with our strategic partners."

Financial Performance

Summary Financials

The following table provides summary financial information for the Company for 2005 and the fourth quarter of 2005 versus the same period in 2004.

	Overview per year			*Overview per quarter*	
(In €m, except for per share information)	**2005**	**2004**		**Q4 2005**	**Q4 2004**
Revenues	200.1	127.7		57.8	42.7
Adjusted EBITDA *	14.7	(22.5)		5.0	(0.7)
EBIT	(24.2)	(7.5)		(4.7)	4.6
Net Profit	(21.6)	(5.8)		(3.3)	9.6
Earnings per share	(0.49)	(0.13)		(0.05)	0.25

* The Company believes that Adjusted EBITDA provides the best measurement of operatir performance, as it eliminates the impact of the large variations in non-cash expense items that the Company has experienced since 2004.

Revenues

Full Year 2005:

The following table provides revenue by geographic and market segment for 2005 and 2004:

(in €million)	**Europe**			**North America**			**Total**	
	2005	**2004**		**2005**	**2004**		**2005**	**2004**
Automotive navigation	44.7	31.8		8.2	5.1		52.9	37.0
Data products navigation	27.2	24.4					27.2	24.4
Personal navigation	56.2	28.7		6.1	4.7		62.3	33.4
Enterprise and government	11.1	7.3		33.7	15.7		44.8	22.9
Other segments	6.1	6.5		6.8	3.5		12.9	10.0
Total sales	**145.3**	**98.7**		**54.8**	**29.0**		**200.1**	**127.7**

Full year revenues increased by 57% to €200.1 million from €127.7 in 2004 fuelled by growth in the personal and automotive navigation markets, as well as a full year contribution from GDT which was acquired in July 2004.

Europe:

Full year revenues in our European business were up 47% year-on-year. The European personal navigation segment performed especially well, with revenues increasing by 96% 2005 compared to 2004, mainly due to strong growth at our partners TomTom and Navman. Total unit sales (integrated and non-integrated) in the European personal navigation market more than tripled to approximately 7 million units sold in 2005. The

launch of the TomTom ONE product which is sold with a Tele Atlas regional map boosted unit sales in the fourth quarter. Since these devices ship with map of a region or country (which is priced lower than a map of Western Europe) the impact on revenues was less than the growth in units.

Our revenues in the European automotive navigation segment grew by 41% compared to 2004 largely thanks to strong performance on the Harman Becker/Daimler Chrysler platform. Tele Atlas' relationship with Harman/Becker expanded significantly in 2005 with Tele Atlas maps now powering the Mercedes A-, B-, C-, CLK- and M-class, and the R-class which will be launched in Europe in the first quarter of 2006. In addition, Daimler-Chrysler BMW, and Porsche all selected Tele Atlas as their provider of geographic content for the Russian market. The European enterprise and government segment grew 54% thanks to several new agreements.

North America:

Full year 2005 North American revenues were €54.8 million up 89% compared to 2004. Excluding the effect of changes in exchange rates, 2005 revenue growth in North America over 2004 was 92%. North American automotive navigation revenues grew 59% in 2004 largely due to increased sales to DENSO for use on the GM platform. DENSO's expanding presence at GM has resulted in the use of Tele Atlas products in the Cadillac STS, XLR, an DTS; the Chevrolet Corvette and Pontiac Grand Prix; and the new GM T900 truck line.

North American personal navigation revenues increased by 30% to €6.1 million in 2005 as TomTom grew to become the number two player in the market. The North American personal navigation market as a whole demonstrated significant growth growing to approximately 1.5 million units sold in 2005.

Fourth Quarter 2005:

Revenues for the fourth quarter of 2005 were €57.8 million, an increase of 36% over the same period in 2004. European revenues rose 45% to €43.5 million from €30.1 million in the fourth quarter of 2004 largely due to growth in the automotive and personal navigatio markets. North American revenues increased by 14% to €14.4 million largely driven by growth in automotive markets.

Fourth quarter North American personal navigation revenues were €1.4 million as compar to €3.3 million for the same period last year due to declines in sales of European data to United States customers, primarily Destinator. These sales impact North American revenu because we generally allocate revenues to either of the Europe or North America geograpl segments based on the location of the customers. When we sell map data covering the geography of one region to customers in a different region, we allocate a portion of the revenues from the sale to the geographic segment which generated the data to compensa that region for the costs of the creation and maintenance of the data.

Cost of sales and operating expenses

During the fourth quarter Tele Atlas continued to invest in building its sales and marketing organization as well North America integration activities.

Cost of sales increased in connection with growing revenues and partner co-marketing activities as well as higher royalty costs as a result of increased sales to Daimler Chrysler where we pay a royalty to Harman Becker for the use of their data formats.

Other cash operating expenses (operating expenses excluding the effects of capitalization database development costs, depreciation and amortization and employee stock option expense) were €44.2 million as compared to €37.3 million for the same period in 2004. Th

increase was for marketing expenses related to our partner conferences as well as retail support for the personal navigation, increased headcount, and third party services incurre in connection with the North American integration. For the full year these cash operating expenses increased 17% to €156.9 million from €133.6 million for 2004.

Total net operating expenses including non-cash charges after deduction of capitalized database development costs were €53.9 million, an increase of €21.9 million over the prio year. Total operating expenses increased at a much higher rate than cash operating expenses because of changes in capitalization of database developments costs, amortization and depreciation which is primarily composed of amortization of previously capitalized database costs and employee stock option expense. In all, these non-cash iterr increased total operating expenses by €15.0 million when compared to fourth quarter 200 For the year total net operating expenses increased to €195.8 million from €118.6 million large part due to these increases in non-cash items.

Operating Results

The group's overall operating result before depreciation, capitalization, amortization and employee stock option expense ("Adjusted EBITDA") for the fourth quarter improved to €5.0 million from a loss of €0.7 million in the same period in 2004. Full year Adjusted EBITDA in 2005 increased to €14.7 million from a loss of €22.5 million in 2004.

The strong improvement in Adjusted EBITDA was offset by the increase in non-cash items discussed above, resulting in an operating loss for the year of €24.2 million compared to a loss of €7.5 million in 2004.

Cash Flow

Cash flow from operating activities improved to a cash inflow of €18.1 million in 2005 compared to a cash outflow of €30.0 million in 2004, due to improved operating results ar strong working capital management.

Balance Sheet

Tele Atlas has a strong debt free balance sheet and had €200.8 million in cash by the end of 2005, up from € 45.0 million in 2004. During 2005, shareholder's equity increased from €299.7 million to €475.8 million mainly due to the primary proceeds raised in the Novemb 2005 equity offering on the Euronext Amsterdam Exchange.

Business and Financial Outlook

Based on the results of 2005 and our current expectations for 2006, and in the absence of unforeseen circumstances, we expect revenues to grow to approximately €250 million during 2006 and Adjusted EBITDA to increase to approximately €40 million. This excludes the impact of any acquisitions which may be completed in 2006. In the long term, our current expectation is that we can grow revenues in excess of 20% on an annual basis for the next several years and that our Adjusted EBITDA for each year will increase by approximately 50% of incremental revenue.

In addition, we believe seasonal patterns for our business have changed, largely due to th growth in personal navigation, and that going forward will lead to a strengthening of the historically weak third quarter and a more even balancing of revenue between the third ar fourth quarter. In addition, at present we see a fairly high degree of price stability in the personal navigation market and we currently expect only moderate price declines in 2006.

This outlook is based on our current circumstances and expectations of future market and business, and is subject to revision.

Annual General Meeting

The Tele Atlas Annual General Meeting of Shareholders will take place in Amsterdam, The Netherlands on June 1 2006.

Tele Atlas

ISIN: NL0000233948

Eurolist by Euronext Symbol: TA

Geregelter Markt in Frankfurt (TecDax) Symbol: TA6
WKN: 927101

Note to Editors:

For more detailed information, contact:

Europe

Dirk Snauwaert,
PR Director Europe
Phone: +32 9 244 88 37
dirk.snauwaert@teleatlas.com

or

Jasper Vredegoor
Investor Relations Manager,
Tele Atlas NV
Phone: + 31 73 640 21 70
jasper.vredegoor@teleatlas.com

United States

Tim Hurley
Porter Novelli/Boston
Phone: +1 617 897 8200
tim.hurley@porternovelli.com

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com .

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial

condition, results of operations and business of Tele Atlas and certain of the plans and objectives of Tele Atlas with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

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TELE ATLAS AND SKYHOOK WIRELESS ANNOUNCE AGREEMENT

Companies to Work Cooperatively On Highly Accurate Location Based Solutions That Function Anywhere

January 03, 2006, Boston – Tele Atlas, a leading global geographic content provider, ar Skyhook Wireless, provider of the industry's first Wi-Fi Positioning System (WPS), announced today an agreement aimed at delivering next generation location-aware solutions.

The companies will work together to provide application developers with a single source fo location-aware geographic content. The agreement will not only expand the addressable market for location-aware applications to any Wi-Fi enabled laptop, PDA or mobile phone, but will also enhance the location coverage available in environments where traditional location technologies fail.

Signals from GPS satellites are often interrupted or disappear completely in complex environments such as urban canyons or mixed indoor/outdoor environments. The softwar based WPS from Skyhook Wireless overcomes these shortcomings by leveraging a databa of known Wi-Fi access points to accurately calculate location. Unlike GPS, WPS does not require single purpose hardware, and supplements GPS to provide additional reliability, compatibility and coverage for location-aware solutions.

"One of the biggest challenges to the mass adoption of location-based services has been the lack of a seamless integration between geographic data and reliable location determination" said J. Gerry Purdy, Ph.D. principal analyst for Cupertino based the wireles analyst group MobileTrax. "The partnership between Tele Atlas and Skyhook Wireless is a step in the right direction for the development of pervasive location-based services."

Combined with highly accurate, up-to-date Tele Atlas geographic data, Wi-Fi enabled devices will be able to consistently position users attempting to find location information o points of interest (POIs) where no adequate GPS signals exist. They can also quickly guide emergency service workers trying to find the location of an individual using a Wi-Fi enable device, even if that device is well inside a building.

"The ability to easily pinpoint a specific location on a map - whether indoors or out - is imperative for the fast developing location-based services (LBS) applications market," saic Michael Shean, co-founder and vice president of business development, Skyhook Wireless "Tele Atlas has a superior process for ensuring its maps and other geographic content are highly accurate and completely up-to-date, as well as a long heritage of serving the very complex emergency services market. They are also the ideal partner, with the best database, for the emerging location application market."

"Skyhook's WPS technology breaks traditional barriers in metropolitan markets, and will deliver a significant advancement to our partners," said Mike Gerling, chief operating officer, Tele Atlas, the Americas. "The combination of Skyhook's WPS solutions and Tele Atlas street navigation and geocoding data means mobile consumers of all stripes and emergency services personnel can, without interruption, locate any place, product, or person."

About Tele Atlas

Founded in 1984, Tele Atlas is a leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. The company's database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have made the company's technology adaptable to both consumer and business-to-business applications. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, visit www.teleatlas.com.

About Skyhook Wireless

Founded in 2003, Skyhook Wireless has pioneered the development of the first-ever metro area positioning system that leverages Wi-Fi rather than satellites or cell towers to deliver precise location data supporting the growing market for location-based services. The Skyhook Wi-Fi Positioning System (WPS) requires no new hardware, works indoors and outdoors, provides an instant location and is more accurate than current technologies in congested downtown areas. Skyhook Wireless is headquartered in Boston, MA, and is privately held. For more information on the company and its Wi-Fi positioning system, visi www.skyhookwireless.com, send email to info@skyhookwireless.com or call 781.898.0495

# # # #

PRESS CONTACTS:

Margot Carlson Delogne

Tele Atlas North America

781-492-1039

margot.delogne@teleatlas.com

Beth Winkowski

Winkowski Public Relations

978-649-7189

bwinkowski@att.net

082-34940


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Tele Atlas is a CES sponsor this year, and is showing off its best partners in the popular personal navigation space at the Consumer Electronics Show in Las Vegas.

Tele Atlas digital map data powers innovative solutions from the leading personal navigati brands, including TomTom, Mio, Pioneer, Destinator Technologies, gate5, Wayfinder, TeleType, Cobra, Pharos, and Navman. PNAV users can find more with Tele Atlas maps because they contain more POIs, more functionality, richer imagery and more authoritativ sources of input to keep them fresh.

The personal navigation (PNAV) market is expanding dramatically, and Tele Atlas' partners are instrumental in driving this growth. Through its unsurpassed data collection methods, timely updates and content partnerships, Tele Atlas ensures that its partners and their customers have the most current and useful data available.

Look for Tele Atlas in the CES Concierge Center, near AOL and Intel.

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Christiaan De Backer, new Global Information Technology VP at Tele Atlas

Ghent, 21 December 2005. At Tele Atlas, world-leading supplier of geographical map data Christiaan (Chris) De Backer has just started in his new position of Vice President Global I' Tele Atlas is looking to increase its strategic IT capabilities with this appointment as it rapidly expands around the world.

As Global IT Vice President, Chris becomes part of the Tele Atlas management team and w report to Chief Technology Officer, Bruce Radloff. At Tele Atlas, Chris will focus primarily o defining strategic lines in the field of information technology and the integration of the IT processes and systems on a global level.

Chris has over 20 years experience in the telecommunications sector and IT management. He has held several positions at Belgacom over the last nine years, where he became Information Technology Vice President in 2002. He started his career with Alcatel Bell in 1984.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial product and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic anc fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, visit www.teleatlas.com.

For further information, please contact (for press only):

Dirk Snauwaert

Tele Atlas Europe

Phone: +32 475 69 30 97

dirk.snauwaert@teleatlas.com

082-34940


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Tele Atlas Delivers StreetMap Premium for ESRI's ArcGIS Applications

North American Mapping Database Provides Top Quality and Accuracy Backed by Tele Atlas' Network of More Than 50,000 Information Providers

Dec 7, 2005, BOSTON – Tele Atlas, a leading global geographic content provider, today announced StreetMap Premium for ArcGIS – a comprehensive and detailed street and highway database tailored for ESRI's ArcGIS mapping software. With StreetMap Premium for ArcGIS, users can create and produce presentation-quality street maps, pan and zoom through a multi-scale map display, generate point-to-point driving directions and pinpoint addresses to the street level.

StreetMap Premium for ArcGIS is updated quarterly, and each update includes new street data collected by Tele Atlas's industry-leading network of more than 50,000 information providers, including field surveyors, mobile mapping vehicles and state, local and federal agencies. Tele Atlas delivers StreetMap Premium for ArcGIS on a single DVD in ESRI's Smart Data Compression (SDC) format.

StreetMap Premium includes street and highway data for all U.S. states and Canadian provinces, a complete set of cartographic layers for presentation maps, and is available in nationwide, state or regional licenses. Tele Atlas will also deliver a separate European version of StreetMap Premium for ArcGIS in the 1st quarter of 2006.

"With the delivery of StreetMap Premium for ArcGIS, we are very pleased to continue our long and productive relationship with ESRI," said John Cassidy, director of GIS markets fo Tele Atlas North America. "ArcGIS users demand accurate and up-to-date street and highway data, and we believe that the high quality of StreetMap Premium will exceed thei expectations and simplify their map creation process."

"The seamless integration of Tele Atlas' map data with our GIS software solutions is a maj reason for the success of our alliance," said Earl Nordstrand, data and commercial solutior manager for ESRI. "Our customers have come to rely on the quality of Tele Atlas' data an the frequent updates compiled from their many sources of information."

StreetMap Premium for ArcGIS is available today from Tele Atlas, ESRI and selected

082-34940

distributors. Delivered on a single DVD in SDC format, StreetMap Premium can be licensec for a single seat or for multiple users.

Founded in 1984, Tele Atlas is a leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. The company's database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have made the company's technology adaptable to both consumer and business-to-business applications. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, visit www.teleatlas.com.

About ESRI

Since 1969, ESRI has been giving customers around the world the power to think and plar geographically. The market leader in GIS, ESRI software is used in more than 300,000 organizations worldwide including each of the 200 largest cities in the United States, most national governments, more than two-thirds of Fortune 500 companies, and more than 5,000 colleges and universities. ESRI applications, running on more than one million desktops and thousands of Web and enterprise servers, provide the backbone for the world's mapping and spatial analysis. ESRI is the only vendor that provides complete technical solutions for desktop, mobile, server, and Internet platforms. Visit us at www.esri.com.

For further information, please contact:

Margot Carlson Delogne
Tele Atlas North America
781-492-1039
margot.delogne @teleatlas.com

or

Jesse Thoedore

ESRI

909-793-2853, ext. 1-1419

jesse_theodore@esri.com

082-34940


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Tele Atlas Launches Famous Landmarks in World's First 3D Navigation Maps

Renowned buildings and monuments appear in rich detail as Tele Atlas rises above the flat plane map

Ghent (Belgium), December 5, 2005 – Tele Atlas, a leading global geographic content provider, has announced the release of digital map databases with 3-D landmarks. Maps o the cities of Berlin, Barcelona, Athens and Bern are now enriched with high definition detai and texture to create life-like renderings of famous landmarks. Prominent buildings and monuments stand clearly on the map image, giving users a more recognizable view of the "face of the city" than is possible with a two-dimensional representation.

Among more than 60 well-known buildings and monuments to feature in the first four maps are the Brandenburg Gate in Berlin, the Acropolis in Athens, the clock tower of Bern and tl Sagrada Familia in Barcelona. In non-navigation mode or in other applications, users can zoom in on the image or rotate it to give an informative picture of the whole spatial environment of the selected item.

Developed with GTA Geoinformatik GmbH, a German company with extensive experience 3D georeferenced visualization and modeling, the map databases are the first in a series c 20 city maps to be rolled out by Tele Atlas and will feature over 500 3-D landmarks.

"The Tele Atlas 3D landmarks are just the first step in an exciting new phase in the evolution of digital mapping," says Jack Reinelt, Managing Director Europe for Tele Atlas. "The market is evolving to more realistically represent the world as we know it. Flat maps will be replaced by enriched maps that offer more visual and display elements that make navigation easier. Tele Atlas maps will be enhanced with more and more 3D features, increasingly reflecting the reality of what we see, complete with landmarks and other images. Enhanced visualization will make maps even more attractive, informative and interesting, not only in navigation but also on the Internet and across a range of consume applications."

Tele Atlas expects to soon publish other European cities in 3D, including Amsterdam, Brussels, London, Paris, Rome, Madrid, Dublin, Lisbon, Vienna, Stuttgart, Copenhagen, Stockholm, Oslo, Helsinki, Prague and Warsaw. The first consumer products including Tele Atlas 3D-landmarks will be available starting in 2006.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial product and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, visit www.teleatlas.com.

About GTA

Founded in 1991 GTA Geoinformatik GmbH is a European technology leader in the production of georeferenced large scale 3D city models. GTA Geoinformatik GmbH has over the last ten years developed a highly effective software and hardware system to generate 3D city- and building models with the highest quality along with low data volume. GTA Geoinformatik offers services and solutions in such areas as 3D City Models, digitalization, aerial image analysis, precision scanning, digital mapping and many other GIS applications. Among the customers of GTA Geoinformatik GmbH are large cities like Wiesbaden and Hamburg as well as companies like the German telecommunications leader T-Mobile.

For further information, please contact:

Dirk Snauwaert
Tele Atlas Europe
Phone: +32 475 69 30 97
dirk.snauwaert@teleatlas.com

Lars Fricke
GTA Geoinformatik GmbH
Phone: +49 (0)395 358 11 42
fricke@gta-geo.de


Tele Atlas

Tele Atlas N.V. ANNOUNCES LAUNCH OF GLOBAL OFFERING OF UP TO 25,680,535 SHARES

08.11.2005, 07:04
Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.
----

8 November, 2005, 'S-HERTOGENBOSCH - Tele Atlas N.V., a leading provider of digital map data, announces today an offering of up to 25,680,535 ordinary shares (the "Offering") representing in aggregate approximately 33.7 % of the issued share capital of Tele Atlas N.V. ("Tele Atlas" or the "Company") immediately prior to the Offering.

Details of the Offering:

-The Offering comprises up to 7,704,161 new ordinary shares offered by the Company (the "New Shares") and up to 17,976,374 existing ordinary shares offered by IAM, Oak Investment Partners, New Enterprise Associates (NEA), Robert Bosch GmbH, Meritech, TeleSoft Partners and Stanford University (the "Existing Shares", and together with the New Shares, the "Sale Shares")

-In connection with the Offering, the selling shareholders, other than IAM, have granted the underwriters an option pursuant to which the underwriters may require such selling shareholders to sell up to 3,852,080 additional existing ordinary shares

-The Offering consists of a public offering in The Netherlands (including to certain institutional investors) and an international offering to certain institutional investors

-Tele Atlas intends to apply for the ordinary shares to be listed and admitted to trading on Eurolist by Euronext Amsterdam under the symbol "TA". Tele

Atlas also intends to apply for admission of the New Shares, and of the
existing ordinary shares which have not yet been listed on the FSE, to listing
on the Prime Standard Segment of the regulated market of the Frankfurt Stock
Exchange

-The subscription period commences on 9 November 2005 and the Offering is
expected to price on or around 17 November 2005. The timing of closing of the
books will be at the discretion of the joint global co-ordinators and joint
bookrunners; who reserve the right to accelerate the pricing of this
transaction or to extend the subscription period

-Immediately prior to the closing of the Offering, all the preferred shares
held by certain selling shareholders will convert into ordinary shares.
Immediately after the closing of the Offering, the warrants held by certain
selling shareholders will automatically be exercised for ordinary shares

-The Offering is expected to increase the Company's free float from
approximately 21.5% immediately prior to the Offering, to approximately 47.1%
immediately after the Offering (assuming no exercise of the underwriters'
option) and therefore is expected to increase trading liquidity and visibility
of the Company's ordinary shares in the capital markets

-The Company intends to raise approximately EUR150 million of gross proceeds
from the issue of the New Shares in the Offering. The Company intends to use
the net proceeds for general corporate purposes, including the acquisition of
underlying map data in the territories in which it is planning to expand its
coverage, international expansion generally, the acquisition or investment in
businesses, products or technology that complement its business and growth
strategy and for working capital.

Goldman Sachs, Lehman Brothers and Morgan Stanley are acting as joint global
co-ordinators and joint book-runners for the Offering. Fortis Bank is acting
as lead manager.

For further information, please contact:

Tele Atlas
Jasper Vredegoor, Investor Relations manager
Tel.: +31 (73) 640 21 70, Fax: +31 (73) 640 21 22

investor.relations@teleatlas.com

M:Communications
Sarah Hamilton
+44 7836 295 291

This announcement is not an offer to sell or a solicitation of any
offer to
buy the securities of Tele Atlas N.V. (the "Company", and such
securities, the
"Securities") in the United States, Germany or in any other
jurisdiction.

The Securities have not been and will not be registered under the US
Securities Act of 1933, as amended (the "Securities Act") and may not
be
offered or sold in the United States unless registered under the
Securities
Act or an exemption from such registration is available. No public
offering
of Securities of the Company is being made in the United States or in
Germany.

The offer to acquire securities pursuant to the proposed offering
will be
made, and any investor should make his investment, solely on the
basis of
information that will be contained in the prospectus made generally
available
in The Netherlands in connection with such offering. Copies of the
prospectus
may be obtained at no cost from the Company or Fortis Bank (Nederland)
N.V. or
through the websites of the Company and Euronext Amsterdam (Dutch
residents
only).

All investment is subject to risk. The value of the securities
offered may go
down as well as up. Past performance is no guarantee of future
returns.
Potential investors are advised to seek expert financial advice
before making
any investment decision.

Certain statements in this announcement are forward-looking
statements. Such
statements are based on current expectations and are subject to a
number of
risks and uncertainties that could cause actual results or events to
differ
materially from those expressed or implied by the forward-looking
statements,
including the general level of customer demand for digital map data,
personal
navigation products or automotive navigation systems; the continued
maintenance of our customer relationships with key customers from
whom we
derive a significant proportion of our revenues; our ability to
effectively

compete with our competitors; and our ability to maintain or update
our
database.

TELE ATLAS N.V.
Reitscheweg 7F
NL-5232 BX `s-Hertogenbosch
Netherlands

ISIN: NL0000233948 (TecDAX)
WKN: 927101
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr
in Berlin-
Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart

End of ad hoc announcement (c)DGAP 08.11.2005



Tele Atlas N.V.:TELE ATLAS SUCCESSFULLY COMPLETES SHARE OFFER

18.11.2005, 08:16
Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

Ad-hoc pursuant to section 15 WpHG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE
UNITED STATES, CANADA, AUSTRALIA OR JAPAN

TELE ATLAS SUCCESSFULLY COMPLETES SHARE OFFER
LISTING ON EURONEXT TODAY

Capital Measures
Pricing
Listing on Euronext

18 November, 2005, 'S-HERTOGENBOSCH - Tele Atlas N.V. ("Tele Atlas" or the "Company"), a leading provider of digital map data, today announces further details of an offering of new and existing ordinary shares (the "Offering") and the listing of its ordinary shares on Eurolist by Euronext Amsterdam under the symbol "TA", which were announced by our Ad-hoc of November 8, 2005. The institutional book-building and the Dutch public offering periods closed on 17 November 2005.

Details of the Offering:
- The final share price for the Offering is EUR18.50 per share.
- The Offering comprised a sale of 7,246,403 new shares by Tele Atlas and a sale of 17,976,374 existing shares by the selling shareholders (IAM, Oak Investment Partners, New Enterprise Associates (NEA), Robert Bosch, Meritech, Telesoft Partners and Stanford University).
- Tele Atlas has raised approximately EUR134 million of proceeds (gross of estimated expenses) from the issue of new shares in the Offering
- In addition, the Company received approximately EUR16 million in proceeds from the exercise of warrants held by certain of the selling shareholders.

- The Offering will increase the Company's free float from approximately
  21.5 % immediately prior to the Offering to approximately 46.5% immediately
  after the Offering (not including the underwriters' option).
- Tele Atlas ordinary shares will be listed and admitted to trading on
  Eurolist by Euronext Amsterdam today, under the symbol "TA". It will remain
  listed on the Frankfurt Stock Exchange (Prime Standard Segment)

For further information, please contact:

Tele Atlas
Jasper Vredegoor, Investor Relations manager
Tel.: +31 (73) 640 21 70, Fax: +31 (73) 640 21 22
investor.relations@teleatlas.com

M:Communications
Sarah Hamilton
+44 7836 295 291

Investor Voice
Carina Hamaker
+31 653 749 959

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Tele Atlas N.V. (the "Company", and such securities, the "Securities") in the United States, Germany or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States or in Germany.

The offer to acquire securities pursuant to the Offering was made, and any investor should make his investment, solely on the basis of information that is contained in the prospectus - dated 7 November 2005 - made generally available in The Netherlands in connection with such offering (the "Prospectus"). The final offer price and amount of ordinary shares offered in the Offering are set forth in a pricing statement (the "Pricing Statement") which has been filed with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).Copies of the Prospectus and of the Pricing Statement may be obtained at no cost from the Company or Fortis Bank

(Nederland) N.V. or through the websites of the Company and Euronext
Amsterdam
(Dutch residents only).

All investment is subject to risk. The value of the securities
offered may go
down as well as up. Past performance is no guarantee of future
returns.
Potential investors are advised to seek expert financial advice
before making
any investment decision.

TELE ATLAS N.V.
Reitscheweg 7F
NL-5232 BX `s-Hertogenbosch
Netherlands

ISIN: NL0000233948 (TecDAX)
WKN: 927101
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr
in Berlin-
Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart

End of ad hoc announcement (c)DGAP 18.11.2005



Underwriters' Option relating to Tele Atlas Placement of Shares fully exercise

24.11.2005, 00:17
Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE
UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Capital Measures

Underwriters' Option relating to Tele Atlas Placement of Shares fully exercised

Goldman Sachs International, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited., the Joint Global Coordinators and Joint Book-runners of the placement of shares of Tele Atlas N.V. have today fully exercised the option granted to them (in their capacity as representatives of the Underwrit-ers), by the selling shareholders (other than IAM) which until 22 December 2005 al-lowed them to purchase up to 15% of the original number of offered shares of 25,222,777 (equalling a transaction volume of EUR 466.6 million) at the placement price of EUR 18.50 (the "Underwriters' Option").
With the exercise of the Underwriters' Option, the stabilisation period is terminated. No stabilisation measures were undertaken by Lehman Brothers International (Europe) as stabilisation manager during the stabi-lisation period.

The total number of shares sold in the course of the transaction is there-fore 29,006,194 (which figure includes 3,783,417 shares under the Underwriters' Op-tion) resulting in a total offering size of EUR 536.6 million.

For further information, please contact:

Tele Atlas
Jasper Vredegoor, Investor Relations manager

Tel.: +31 (73) 640 21 70, Fax: +31 (73) 640 21 22
investor.relations@teleatlas.com

M:Communications
Sarah Hamilton
+44 7836 295 291

Investor Voice
Carina Hamaker
+31 653 749 959

This announcement is not an offer to sell or a solicitation of any offer to
buy the securities of Tele Atlas N.V. (the "Company", and such securities, the
"Securities") in the United States, Germany or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be
offered or sold in the United States unless regis-tered under the Securities
Act or an exemption from such registration is available. No public of-fering
of Securities of the Company is being made in the United States or in Germany.

The offer to acquire securities pursuant to the Offering was made, and any
investor should make his investment, solely on the basis of information that
is contained in the prospectus - dated 7 No-vember 2005 - made generally
available in The Netherlands in connection with such offering (the
"Prospectus"). The final offer price and amount of ordinary shares offered in
the Offering are set forth in a pricing statement (the "Pricing Statement")
which has been filed with the Netherlands Authority for the Financial Markets
(Autoriteit Financiële Markten).Copies of the Prospectus and of the Pricing
Statement may be obtained at no cost from the Company or Fortis Bank (Neder-
land) N.V. or through the websites of the Company and Euronext Amsterdam
(Dutch residents only).

All investment is subject to risk. The value of the securities offered may go
down as well as up. Past performance is no guarantee of future returns.
Potential investors are advised to seek expert financial advice before making
any investment decision.

TELE ATLAS N.V.
Reitscheweg 7F
NL-5232 BX `s-Hertogenbosch

Netherlands

ISIN: NL0000233948 (TecDAX)
WKN: 927101
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-
Bremen, Düsseldorf, Hamburg, München und Stuttgart; Amsterdam

End of ad hoc announcement (c)DGAP 23.11.2005


Tele Atlas

Tele Atlas reports continued strong revenue growth and strong EBITDA result

's-Hertogenbosch, The Netherlands, March 2, 2006 – Tele Atlas, a leading global provider of geographic content, today reported record revenue for the fourth quarter and full year 2005.

- Full year revenue grew by 57% to €200.1 million. Fourth quarter revenues were up 36% to €57.8 million
- Major segments personal navigation and automotive navigation grew by 87% and 43% respectively in 2005.
- First positive full year Adjusted EBITDA of €14.7 million compares to loss of €22.5 million in 2004.
- First full year positive cash flow from operations of €18.1 million compares to an outflow of €30.0 million in the prior year.
- Outlook for 2006: Approx €250m in revenue and approx. €40m in Adjusted EBITDA

Commentary

"In 2005 we performed strongly in all of our segments and ended the year at the higher end of our €195-200 million revenue guidance while turning the company profitable on Adjusted EBITDA basis," said Alain De Taeye, co-founder and CEO of Tele Atlas. "We continued to expand our position as a leading digital map provider and, via our partners, to bring digital maps to millions of personal navigation, Internet and automotive system consumers. We also achieved a successful listing of our shares in our home market, the Netherlands, leading to increased free float, a broadened shareholder base and a solid financial foundation. Our strategy is to continue our investments in enriching our database, extending our coverage into new areas and using innovation to continually improve the accuracy and timeliness of our maps. We look forward to continuing to grow our business together with our strategic partners."

Financial Performance

Summary Financials

The following table provides summary financial information for the Company for 2005 and the fourth quarter of 2005 versus the same period in 2004.

	Overview per year		*Overview per quarter*	
(In €m, except for per share information)	**2005**	**2004**	**Q4 2005**	**Q4 2004**
Revenues	200.1	127.7	57.8	42.7
Adjusted EBITDA *	14.7	(22.5)	5.0	(0.7)
EBIT	(24.2)	(7.5)	(4.7)	4.6
Net Profit	(21.6)	(5.8)	(3.3)	9.6
Earnings per share	(0.49)	(0.13)	(0.05)	0.25

* The Company believes that Adjusted EBITDA provides the best measurement of operating performance, as it eliminates the impact of the large variations in non-cash expense items that the Company has experienced since 2004.

Revenues

Full Year 2005:
The following table provides revenue by geographic and market segment for 2005 and 2004:

(in €million)	Europe			North America			Total	
	2005	2004		2005	2004		2005	2004
Automotive navigation	44.7	31.8		8.2	5.1		52.9	37.0
Data products navigation	27.2	24.4					27.2	24.4
Personal navigation	56.2	28.7		6.1	4.7		62.3	33.4
Enterprise and government	11.1	7.3		33.7	15.7		44.8	22.9
Other segments	6.1	6.5		6.8	3.5		12.9	10.0
Total sales	**145.3**	**98.7**		**54.8**	**29.0**		**200.1**	**127.7**

Full year revenues increased by 57% to €200.1 million from €127.7 in 2004 fuelled by growth in the personal and automotive navigation markets, as well as a full year contribution from GDT which was acquired in July 2004.

Europe:
Full year revenues in our European business were up 47% year-on-year. The European personal navigation segment performed especially well, with revenues increasing by 96% in 2005 compared to 2004, mainly due to strong growth at our partners TomTom and Navman. Total unit sales (integrated and non-integrated) in the European personal navigation market more than tripled to approximately 7 million units sold in 2005. The launch of the TomTom ONE product which is sold with a Tele Atlas regional map boosted unit sales in the fourth quarter. Since these devices ship with map of a region or country (which is priced lower than a map of Western Europe) the impact on revenues was less than the growth in units.

Our revenues in the European automotive navigation segment grew by 41% compared to 2004 largely thanks to strong performance on the Harman Becker/Daimler Chrysler platform. Tele Atlas' relationship with Harman/Becker expanded significantly in 2005 with Tele Atlas maps now powering the Mercedes A-, B-, C-, CLK- and M-class, and the R-class which will be launched in Europe in the first quarter of 2006. In addition, Daimler-Chrysler, BMW, and Porsche all selected Tele Atlas as their provider of geographic content for the Russian market. The European enterprise and government segment grew 54% thanks to several new agreements.

North America:
Full year 2005 North American revenues were €54.8 million up 89% compared to 2004. Excluding the effect of changes in exchange rates, 2005 revenue growth in North America over 2004 was 92%. North American automotive navigation revenues grew 59% in 2004 largely due to increased sales to DENSO for use on the GM platform. DENSO's expanding presence at GM has resulted in the use of Tele Atlas products in the Cadillac STS, XLR, and DTS; the Chevrolet Corvette and Pontiac Grand Prix; and the new GM T900 truck line.

North American personal navigation revenues increased by 30% to €6.1 million in 2005 as TomTom grew to become the number two player in the market. The North American personal navigation market as a whole demonstrated significant growth growing to approximately 1.5 million units sold in 2005.

Fourth Quarter 2005:
Revenues for the fourth quarter of 2005 were €57.8 million, an increase of 36% over the same period in 2004. European revenues rose 45% to €43.5 million from €30.1 million in the fourth quarter of 2004 largely due to growth in the automotive and personal navigation markets. North American revenues increased by 14% to €14.4 million largely driven by growth in automotive markets.

Fourth quarter North American personal navigation revenues were €1.4 million as compared to €3.3 million for the same period last year due to declines in sales of European data to United States customers, primarily Destinator. These sales impact North American revenues because we generally allocate revenues to either of the Europe or North America geographic segments based on the location of the customers. When we sell map data covering the geography of one region to customers in a different region, we allocate a portion of the revenues from the sale to the geographic segment which generated the data to compensate that region for the costs of the creation and maintenance of the data.

Cost of sales and operating expenses

During the fourth quarter Tele Atlas continued to invest in building its sales and marketing organization as well North America integration activities.

Cost of sales increased in connection with growing revenues and partner co-marketing activities as well as higher royalty costs as a result of increased sales to Daimler Chrysler where we pay a royalty to Harman Becker for the use of their data formats.

Other cash operating expenses (operating expenses excluding the effects of capitalization of database development costs, depreciation and amortization and employee stock option expense) were €44.2 million as compared to €37.3 million for the same period in 2004. The increase was for marketing expenses related to our partner conferences as well as retail support for the personal navigation, increased headcount, and third party services incurred in connection with the North American integration. For the full year these cash operating expenses increased 17% to €156.9 million from €133.6 million for 2004.

Total net operating expenses including non-cash charges after deduction of capitalized database development costs were €53.9 million, an increase of €21.9 million over the prior year. Total operating expenses increased at a much higher rate than cash operating expenses because of changes in capitalization of database developments costs, amortization and depreciation which is primarily composed of amortization of previously capitalized database costs and employee stock option expense. In all, these non-cash items increased total operating expenses by €15.0 million when compared to fourth quarter 2005. For the year total net operating expenses increased to €195.8 million from €118.6 million in large part due to these increases in non-cash items.

Operating Results

The group's overall operating result before depreciation, capitalization, amortization and employee stock option expense ("Adjusted EBITDA") for the fourth quarter improved to €5.0 million from a loss of €0.7 million in the same period in 2004. Full year Adjusted EBITDA in 2005 increased to €14.7 million from a loss of €22.5 million in 2004.

The strong improvement in Adjusted EBITDA was offset by the increase in non-cash items discussed above, resulting in an operating loss for the year of €24.2 million compared to a loss of €7.5 million in 2004.

Cash Flow

Cash flow from operating activities improved to a cash inflow of €18.1 million in 2005 compared to a cash outflow of €30.0 million in 2004, due to improved operating results and strong working capital management.

Balance Sheet

Tele Atlas has a strong debt free balance sheet and had €200.8 million in cash by the end of 2005, up from € 45.0 million in 2004. During 2005, shareholder's equity increased from €299.7 million to €475.8 million mainly due to the primary proceeds raised in the November 2005 equity offering on the Euronext Amsterdam Exchange.

Business and Financial Outlook

Based on the results of 2005 and our current expectations for 2006, and in the absence of unforeseen circumstances, we expect revenues to grow to approximately €250 million during 2006 and Adjusted EBITDA to increase to approximately €40 million. This excludes the impact of any acquisitions which may be completed in 2006. In the long term, our current expectation is that we can grow revenues in excess of 20% on an annual basis for the next several years and that our Adjusted EBITDA for each year will increase by approximately 50% of incremental revenue.

In addition, we believe seasonal patterns for our business have changed, largely due to the growth in personal navigation, and that going forward will lead to a strengthening of the historically weak third quarter and a more even balancing of revenue between the third and fourth quarter. In addition, at present we see a fairly high degree of price stability in the personal navigation market and we currently expect only moderate price declines in 2006.

This outlook is based on our current circumstances and expectations of future market and business, and is subject to revision.

Annual General Meeting
The Tele Atlas Annual General Meeting of Shareholders will take place in Amsterdam, The Netherlands on June 1 2006.

Tele Atlas

ISIN: NL0000233948

Eurolist by Euronext Symbol: TA

Geregelter Markt in Frankfurt (TecDax) Symbol: TA6
WKN: 927101

Note to Editors:
For more detailed information, contact:

Europe

Dirk Snauwaert,
PR Director Europe
Phone: +32 9 244 88 37
dirk.snauwaert@teleatlas.com

or

Jasper Vredegoor
Investor Relations Manager,
Tele Atlas NV
Phone: + 31 73 640 21 70
jasper.vredegoor@teleatlas.com

United States

Tim Hurley
Porter Novelli/Boston
Phone: +1 617 897 8200
tim.hurley@porternovelli.com

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that powers the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com .

Consolidated Income Statement

(in thousands of euros, except for per share information)	Year ended December 31, 2005	2004[1]
Revenues	200,068	127,682
Operating expenses		
- cost of purchased material and services	28,407	16,527
- personnel expenses	116,722	85,375
- depreciation and amortization	52,330	40,116
- other operating expenses	59,643	52,844
Total operating expenses	257,102	194,862
Capitalized databases and tools	32,864	59,695
Net operating expenses	224,238	135,167
Operating result (loss)	(24,170)	(7,485)
Financial income, net	695	(3,521)
Share in result of associate	(96)	-
Net gain on remeasurement of investments at fair value	1,304	-
Result (loss) before income taxes	(22,267)	(11,006)
Income tax	648	5,231
Net result (loss) from continuing operations	(21,619)	(5,775)
Result (loss) from discontinued operation	(221)	805
Net result (loss)	(21,840)	(4,970)
Earnings per share	(0.49)	(0.13)
Diluted earnings per share	(0.49)	(0.13)

[1] The figures as of and for the year ended December 31, 2004 have been restated to reflect the retrospective application of IFRS-2 share-based payment transactions, and the sale of Tele Atlas India Ltd, which is presented as a discontinued operation.

Consolidated Balance sheet

ASSETS

(in thousands of euros)	As at December 31, 2005	2004[1]
Current assets		
- cash and cash equivalents	200,795	44,920
- accounts receivable	42,005	34,870
- inventories	907	571
- prepaid expenses and other current assets	5,476	3,347
Total current assets	249,183	83,708
Non-current assets		
Investments		
- investment at equity value	227	-
- investments at fair value	2,554	-
Total investments	2,781	-
Tangible fixed assets		
- property, plant and equipment	10,599	10,131
Intangible fixed assets		
- databases and tools	246,855	245,021
- goodwill	22,445	14,549
- other	14,721	15,648
Total intangible fixed assets	284,021	275,218
Deferred tax	15,076	21, 291
Total non-current assets	312,477	306,640
Total assets	561,660	390,348

[1] The figures as of and for the year ended December 31, 2004 have been restated to reflect the retrospective application of IFRS 2 share-based payment transactions.

Consolidated Balance sheet

EQUITY AND LIABILITIES

(in thousands of euros)	As at December 31, 2005	2004[1]
Current liabilities		
- shareholder entitlement to potential tax benefits	-	2,125
- trade accounts payable	14,135	10,554
- income tax payable	3,043	1,437
- accrued expenses and other liabilities	41,292	31,993
- deferred revenues	4,737	1,385
Total current liabilities	63,207	47,494
Non-current liabilities		
- shareholder entitlement to potential tax benefits	-	18,161
- deferred taxes	17,930	21,062
- pension accrual	4,625	3,761
- *other non-current liabilities*	78	182
Total non-current liabilities	22,633	43,166
Shareholders' equity		
- ordinary shares, at par € 0.10 (issued 89,619,446 shares)	8,962	3,801
- *convertible preferred shares, at par € 0.10*	-	3,528
- additional paid in capital	617,844	452,022
- treasury shares	-	(251)
- foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments	(16,234)	(26,885)
- accumulated result (deficit)	(112,912)	(127,557)
- result (loss) current year	(21,840)	(4,970)
Total shareholders'equity	475,820	299,688
Total equity and liabilities	561,660	390,348

[1]The figures as of and for the year ended December 31, 2004 have been restated to reflect the retrospective application of IFRS 2 share-based payment transactions.

Consolidated statement of cash flows

(in thousands of euros)	Year ended December 31, 2005	2004[1]
Cash flow from operating activities		
Operating results	(24,170)	(7,485)
Depreciation and amortization	52,330	40,116
Changes in non-current liabilities	164	904
Changes in net working capital and other changes	3,731	(6,594)
Share based compensation credited to equity	19,444	4,585
Cash generated from operations	51,499	31,526
Interest received	1,363	436
Interest paid	(584)	(1,635)
Tax paid	(1,352)	(642)
Net cash from operating activities	50,926	29,685
Capitalization of databases and tools	(32,864)	(59,695)
Net cash from/(used in) operating activities after capitalization databases and tools	18,062	(30,010)
Cash flow from investing activities		
Investments in subsidiaries, net of cash acquired	(6,600)	(84,930)
Purchase of property and equipment	(5,931)	(5,494)
Purchase of databases	(241)	-
Net cash used in investing activities	(12,772)	(90,424)
Cash flow from financing activities		
Repayment of long-term borrowing	-	(14,000)
Issue of ordinary shares	145,379	-
Issue of preferred convertible shares	-	168,299
Exercise of stock options	5,427	841
Net cash from financing activities	150,806	155,140
Net increase (decrease) in cash and cash equivalents from continuing operations	156,096	34,706
Net cash from operating activities discontinued operations	384	1,521
Cash flow from investing activities discontinued operations	(605)	(765)
Net increase (decrease) in cash and cash equivalents from discontinued operations	(221)	756
Total increase (decrease) in cash and cash equivalents	155,875	35,462
Cash and cash equivalents at the beginning of the period	44,920	9,458
Cash and cash equivalents at the end of the period	200,795	44,920

[1] The figures as of and for the year ended December 31, 2004 have been restated to reflect the retrospective application of IFRS-2 share-based payment transactions, and the sale of Tele Atlas India Ltd, which is presented as a discontinued operation.

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Tele Atlas and certain of the plans and objectives of Tele Atlas with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.



Tele Atlas Find more
Quarterly Report
Q1-2006

Introduction by management board

Main Results

Tele Atlas' revenues for the first quarter of 2006 increased by 40% to €56.5 million as compared to €40.4 for the first quarter of 2005.

Revenues in Europe increased in the first quarter by 44% to €39.8 million from €27.7 million during the same period in 2005. This increase was primarily the result of higher sales in the personal navigation segment, but all other primary segments also showed substantial growth. Revenues in North America for the first quarter of 2006 increased 31% to €16.7 million from €12.7 million for the prior year primarily as a result of increases in revenues from the government and enterprise segment as well as the Automotive navigation segment. The other segments in North America and in particular the Internet segment showed substantial growth. Excluding exchange effects the increase in North American revenue was 18%.

Excluding depreciation, amortization, capitalization and employee stock option expense, operating expenses increased by 32% in the first quarter of 2006 to €52.2 million from €39.4 million in the same period of 2005. Depreciation and amortization decreased from €12.9 million in the first quarter of 2005 to €12.5 million in the first quarter of 2006. Capitalization of internally generated intangible assets decreased to €2.1 million from €7.1 million in the same period of the previous year. Employee stock option expense was €4.8 million for the first quarter of 2006 versus €3.5 million for the first quarter of 2005. Including depreciation, amortization and employee stock option expense, total operating expenses increased by 25% in the first quarter of 2006 to €69.6 million from €55.9 million in the first quarter of 2005.

Adjusted EBITDA[1] for the first quarter of 2006 improved to a profit of €4.3 million as compared to a profit of €1.0 million for the same period in 2005. Adjusted EBITDA from European operations increased to €7.2 million for the first quarter of 2006 from €3.7 million in the same period in 2005 as a result of increased sales revenues. The Adjusted EBITDA loss in North America slightly increased to €2.9 million in 2006 from €2.7 million in 2005 with increased revenues being offset completely by increases in operating costs.

The consolidated operating result (EBIT) for the first quarter was a loss of €11.0 million, from a loss of €8.3 million in the same period of the previous year as a result of lower capitalization and higher employee stock option expense. The consolidated after tax net loss during the first quarter of 2006 was €11.0 million, compared with a loss for the same period in 2005 of €9.7 million.

The overall cash flow from operating activities for the first quarter of the year was an outflow of €1.6 million as compared to an inflow of €19.4 million during the same period during 2005. The cash inflow in the first quarter of 2005 was positively impacted by a €10.0 million prepayment of royalties by a customer.

[1] Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share based Payments

Other Significant Events

Personal Navigation
An expanded agreement with Mio Technology makes Tele Atlas the preferred global digital map provider for Mio Technology's personal navigation devices. Products that feature Tele Atlas maps will include the recently launched Mio C310, C710 and A701. In addition the new agreement extends the use of Tele Atlas maps to Mio's North American products. The two companies agreed to collaborate on joint marketing and channel development efforts.

TomTom launched a new range of Go models during the quarter, the TomTom GO 510, 710 and 910. All devices use maps provided by Tele Atlas. The 510 comes with a detailed country map and major roads of Europe. The 710 contains a 1 gigabyte SD card with complete map data for the whole of Western Europe. The 910 is equipped with a 20 gigabyte hard disk containing complete maps for Western Europe, North America and Canada. In addition, Tele Atlas provided other content such as phonemes (phonetic transcriptions of e.g. street names that allow text-to-speech) and a wide range of POI's for this high-end device.

Automotive Navigation
New models launched with navigation based on Tele Atlas maps include the Audi Q7, Audi's new Sports Utility Vehicle which is equipped with a Siemens VDO navigation device.

Government and Enterprise
Tele Atlas and Telargo signed an agreement for the use of Tele Atlas maps in Telargo's fleet management system. Telargo provides a mobile assets management platform that is designed to optimize fleet and mobile workforce management. These systems are particularly used in the transportation and logistics, public transport and utilities industries.

Organization
In March, Mark Steele joined Tele Atlas in the newly-created position of Chief Operating Officer, Asia Pacific. In this role, Mr. Steele will be responsible for all corporate, finance and business development operations throughout the region. He reports President and COO George Fink. Before joining Tele Atlas, Mr. Steele was the President of ITT China, responsible for all corporate functions within the country including corporate finance, business development, government and legal affairs and corporate communications. Prior to that, he was President of ITT's Asia Pacific electronic components division, with region-wide responsibility for the company's operations in Japan, Korea, China, Hong Kong, and Taiwan.

During the quarter, Mike Mitsock, Chief Marketing Officer decided to pursue his career outside of Tele Atlas.

Product releases
During the quarter we released two new products. Tele Atlas Logistics for North America is designed specifically to support safe and efficient routing for vehicles with weight, height, length and hazardous material restrictions. It contains over 40 road restriction attributes and is the only solution to provide nationwide trucking attributes with detail at the Interstate, major highway network and local street level for over 600 cities in the United States. Several contracts for the product have been signed, most notably with Qualcomm to support its new Omnivision platform.

Also in North America, the first Point Address database has been released. This product is tailored to the growing need for accurate route guidance to individual addresses. It pinpoints street addresses to a physical building, site or parcel, making it easier for content suppliers to connect to our database accurately, and for users to find precisely what they are looking for. In addition, Tele Atlas voice-enabled maps are now commercially available. Pioneer and TomTom are among the suppliers launching applications that allow text-to-speech functionality enabled by Tele Atlas phoneme attributes, covering a range of European and North American languages and including street and sign name data, administrative information at country, state, county, city and municipality levels, and points of interest.

3D mapping
Tele Atlas continuously adds value and enriches its database which recently resulted in the availability of 3D images. Maps of the cities of Berlin, Barcelona, Athens and Bern have been enriched with 3D attributes to create life-like renderings of famous landmarks. This results in prominent buildings and monuments being available as map images giving users a more recognizable view of reality. Around 60 well-known buildings and monuments feature in these first four maps such as the Brandenburg Gate in Berlin, the Acropolis in Athens, the clock tower of Bern and the Sagrada Familia in Barcelona.

These new map databases are the first in an initial series of more than 21 city maps to be rolled out. Tele Atlas expects to soon publish other European cities in 3D, including Amsterdam, Brussels, London, Paris, Rome, Madrid, Dublin, Lisbon, Turin, Vienna, Stuttgart, Copenhagen, Stockholm, Oslo, Helsinki, Prague and Warsaw.

Geographic expansion.
In line with the plans announced in connection with the use of proceeds from Euronext Amsterdam listing in November, we made several investments in coverage in new areas. During the first quarter, we acquired source data resources in Mexico and are in the early stages of expanding our position in our Chinese joint venture, NaviAtlas. In the first quarter we advanced €3.5 million in funds to this operation. This amount is reflected as an investment at cost in our financial statements. In the Europe/Mid East region, our coverage was expanded significantly. In Eastern Europe, Tele Atlas now offers maps covering the most important highways in Belarus, Bosnia Herzegovina, Macedonia, Serbia, Montenegro and Ukraine. Significant detail was also added to our databases covering Italy and Hungary and in the United Arab Emirates our first product release was launched with 100% fully attributed data. In Asia, the first Tele Atlas product for Thailand has been launched with significant updates made to Point of Interest (POIs) and coverage.

Outlook

The previously provided guidance for 2006 of approximately €250 million in revenues and Adjusted EBITDA of approximately €40 million remains unchanged. After the effects of depreciation and amortization, share based payment expense, capitalization of database development costs and other non-cash items, this level of Adjusted EBITDA number is expected to produce an operating loss for the year of approximately €33 million. These amounts exclude the impact of any acquisitions which may be completed in 2006. This outlook is based on current circumstances and expectations of future market and business, and is subject to revision



Key figures

(In millions of Euro except for per share information and average number of employees. Rest of world information included with Europe)

	Three month period ended March 31, 2006			Three month period ended March 31, 2005		
	Total	Europe	USA	Total	Europe	USA
Revenues	56.5	39.8	16.7	40.4	27.7	12.7
Adjusted EBITDA[1]	4.3	7.2	(2.9)	1.0	3.7	(2.7)
Operating result (EBIT)	(11.0)	(0.6)	(10.4)	(8.3)	(4.2)	(4.1)
Net result	(11.0)			(9.7)		
Average number of employees	1,413	751	662	1,281[2]	637[2]	644
Earnings per share	(0.12)			(0.26)		

1 Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

2 The average number of employees for the three month period ended March 31, 2005 excludes employees of Tele Atlas India Ltd which was sold in the first quarter of 2005.

Commentary on the performance of the Company

Basis of preparation

These interim financial statements have been drawn up in compliance with International Accounting Standard 34. The accounting policies and methods of computation are consistent with those used for drawing up the financial statements as at December 31, 2005. There have been no significant new accounting pronouncements.

Revenues

Tele Atlas' revenues for the first quarter of 2006 increased by 40% to €56.5 million as compared to €40.4 million for the first quarter of the 2005. Adjusted for changes in exchange rates revenues grew approximately 35%. European revenues for the quarter increased by 44% to €39.8 million from €27.7 million during 2005, primarily as the result of growth in the personal navigation segment. North American revenues for the first quarter increased by 31% to €16.7 million compared to €12.7 million for the same period in 2005 primarily due to increases the enterprise and government segment. Adjusted for changes in exchange rates North American revenues grew approximately 18%.

Revenues per segment

(In millions of Euro)

	3 months ending March 31, 2006			3 months ending March 31, 2005		
	Europe	USA	Total	Europe	USA	Total
Automotive navigation	10.9	1.6	12.5	9.4	1.0	10.4
Data products navigation	5.8	0.1	5.9	5.4	-	5.4
Personal navigation	18.9	1.7	20.6	9.4	1.3	10.7
Enterprise and government	2.7	10.3	13.0	2.0	8.7	10.7
Other segments	1.5	3.0	4.5	1.5	1.7	3.2
Total sales	39.8	16.7	56.5	27.7	12.7	40.4

During the first quarter of 2006, worldwide revenues in the personal navigation segment increased by 92% to €20.6 million compared to €10.7 million in the same quarter of the previous year. European personal navigation revenues for the quarter were €18.9 million, an increase of 101% over the prior year. North American personal navigation revenues were €1.7 million, an increase of 27% over the prior year.

Worldwide revenues in the automotive navigation segment increased by 21% to €12.5 million from €10.4 million in the previous year. Europe revenue in this segment was €10.9 million, an increase of 17% over the prior year. North American revenue was €1.6 million, an increase of 58% over the prior year. Revenues from data products, a segment that today primarily exists in Europe, increased by 8%.

First quarter revenue for the enterprise and government sector increased by 22% to €13.0 million compared to €10.7 million in the same period of the prior year. Europe revenue in this segment was

€2.7 million, an increase of 36% over the prior year. Revenue in this segment in North America increased by 19% to €10.3 million as compared to €8.7 million in the previous year.

Revenue in the other segments, consisting of Internet, telematics and consumer wireless markets, increased 40% to €4.5 million primarily as a result of increased revenues in the wireless and Internet segment in North America.

Work performed by the Company and capitalized

In accordance with International Financial Reporting Standards the Company capitalizes and amortizes internally generated databases and tools. Correspondingly, the Company recognizes additions during the period to its databases and tools as a reduction to operating expenses in the consolidated statement of operations. The Company has determined that for North America, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. As a result, capitalization of database activities is discontinued as of January 1, 2006. During the first quarter of 2006, additions to databases amounted to €1.4 million as compared to €6.4 million during the same period in 2005. Capitalized tools amounted to €0.7 million as compared to €0.8 million during the same period in 2005.

Databases are amortized over a period of ten years, while tools are amortized over five years. The resultant amortization charge for databases and tools recognized in the consolidated statement of operations for the first quarter of 2006 was €10.0 million as compared to €10.6 million in 2005.

Operating expenses

Operating expenses excluding depreciation, amortization, capitalization and employee stock option expense ("Adjusted Operating Expenses") for the first quarter of 2006 increased by 32% to €52.2 million from €39.4 million in 2005. Excluding the effect of changes in exchange rates, operating expenses increased by 27%.

Cost of revenue consist mainly of production costs of navigation CD's, royalties paid for the use of source data and contributions to co-marketing funds with our customers which are variable based on revenue. These costs increased by 42% to €7.5 million in the first quarter from €5.3 million in 2005, in line with increased sales.

Including employee stock option expense, personnel expenses in the first quarter of 2006 increased by 21% to €30.6 million from €25.2 million in 2005. Expense related to share based payments in the first quarter of 2006 amounted to €4.8 million as compared to €3.5 million during the same period in 2005. Excluding employee stock option expense, personnel expenses in the first quarter of 2006 increased by 19% to €25.8 million from €21.7 million in 2005 as a result of increased number of employees. Excluding the effect of changes in exchange rates, personnel expenses increased by 13%.

Other operating expenses during the quarter increased by 52% to €18.9 million from €12.4 million in the same period during 2005. Excluding the effect of changes in exchange rates, other operating expenses increased by 47%. This increase was primarily the result of higher outsourcing costs and higher marketing costs and costs of source material.

Net result

The earnings before interest, taxes, depreciation, amortization, share based payments and capitalization of database development costs (Adjusted EBITDA) for the first quarter of 2006 improved to a profit of €4.3 million as compared to a profit of €1.0 million for the same period in 2005. Adjusted EBITDA from European operations increased to €7.2million for the first quarter of 2006 from €3.7 million in the same period in 2005 as a result of increased sales revenues. The Adjusted EBITDA loss in North America increased slightly to €2.9 million in 2006 from €2.7 million in 2005.

The consolidated operating result (EBIT) for the first quarter was a loss of €11.0 million, from a loss of €8.3 million in the same period of the previous year.

Net financial income, including interest paid and received along with other financing charges amounted to a gain of €1.2 million during the first quarter of 2006, compared to €0.2 million in the same period of the previous year.

The Share of Result in Associate relates to our share in the result of the joint venture in China. The Net Loss on Remeasurement of Investments at Fair Value for the quarter was €0.1 million, which was the result of a decrease in the share price of Infotech.

The income tax charge for the three month period was a €0.9 million, compared to a charge of €1.1 million in the same period of the previous year.

Tele Atlas' consolidated after tax net loss during the first quarter of 2006 was €11.0 million, compared with a net loss for the same period in 2005 of €9.7 million.

Cash flow

The overall cash flow from operating activities for the first quarter of the year was an outflow of €1.6 million as compared to an inflow of €19.4 million during the same period during 2005. The cash inflow in the first quarter of 2005 was positively impacted by a €10.0 million prepayment of royalties by a customer and strong accounts receivable collection.

Cash outflow from investing activities increased to €7.2 million from €0.9 million in the same period of 2005. In March 2006, the Company acquired a source materials in Mexico for an amount of €1.8 million. In addition we are in the early stages of expanding our position in our Chinese joint venture, NaviAtlas. During the quarter we advanced €3.5 million in funds to this operation. This amount is reflected as an investment at cost in our financial statements.

Equity

During the first quarter of 2006, 160,000 options were granted to management and employees of the Company under the 2004 Stock Option Plan.

As of March 31, 2006, options on 6,631,986 shares were held by management and employees of the Company of which 2,270,237 were vested.

Personnel

At March 31, 2006 Tele Atlas had 1,425 full time employees world wide (December 31, 2005 1,391). Including Europe 747 (December 31, 2005: 741), North America 641 (December 31, 2005: 641) and Rest of World 9 (December 31, 2005: 9)

Consolidated statement of operations

	3 months ended March 31,	
	2006	2005
	(in thousands of euros, except for per share information)	
Revenues	56,515	40,400
Cost of purchased material and services	7,532	5,286
Personnel expenses	30,629	25,240
Depreciation and amortization	12,539	12,864
Amortisation of goodwill	-	75
Other operating expenses	18,872	12,390
Total operating expenses	69,572	55,855
Capitalized databases and tools	2,100	7,151
Net operating expenses	67,472	48,704
Operating result (loss)	**(10,957)**	**(8,304)**
Interest income and expenses	1,171	193
Foreign currency exchange gains/losses	(176)	(178)
Share in result of associate	(37)	-
Net loss on remeasurement of investment at fair value	(103)	-
Result (loss) before income taxes	**(10,102)**	**(8,289)**
Income tax	(883)	(1,060)
Net result (loss) from continuing operations	**(10,985)**	**(9,349)**
Result (loss) from discontinued operations	-	(384)
Net result (loss)	**(10,985)**	**(9,733)**
Net result (loss) per share (basic)	(0.12)	(0.26)
Net result (loss) per share (diluted)	(0.12)	(0.26)
Weighted average shares outstanding (basic)	89,648,258	38,022,375

Consolidated balance sheet

	March 31, 2006	December 31, 2005
	(in thousands of euros)	
ASSETS		
Current assets		
Cash and cash equivalents	189,349	200,795
Accounts receivable	44,599	42,005
Inventories	862	907
Prepaid expenses and other current assets	5,662	5,476
TOTAL CURRENT ASSETS	240,472	249,183
Non current assets		
Investments		
- Investment at cost	3,547	-
- investment at equity value	178	227
- Investment at fair value	2,451	2,554
	6,176	2,781
Tangible fixed assets		
- property, plant and equipment	10,954	10,599
Intangible assets		
- databases and tools	237,424	246,855
- goodwill	22,074	22,445
- other	14,317	14,721
Total intangible fixed assets	273,815	284,021
Deferred tax	16,682	15,076
TOTAL NON-CURRENT ASSETS	307,627	312,477
Total assets	**548,099**	**561,660**

EQUITY AND LIABILITIES	March 31, 2006	December 31, 2005
	(In thousands of Euros)	
Current liabilities		
Short term debt and current portion of long term debt	336	-
Trade accounts payable	13,001	14,135
Income tax payable	3,701	3,043
Accrued expenses and other liabilities	34,739	41,292
Deferred revenues	4,957	4,737
TOTAL CURRENT LIABILITIES	56,734	63,207
Non- current liabilities		
Deferred taxes	17,433	17,930
Pension accrual	4,803	4,625
Other non-current liabilities	53	78
TOTAL NON- CURRENT LIABILITIES	22,289	22,633
Shareholders' equity		
Ordinary shares, at par €0.10	8,966	8,962
Additional paid in capital	618,181	617,844
Foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments	(17,151)	(16,234)
Accumulated result (deficit)	(129,935)	(112,912)
Result (loss) current year	(10,985)	(21,840)
TOTAL SHAREHOLDERS' EQUITY	469,076	475,820
Total equity and liabilities	**548,099**	**561,660**

Consolidated statements of cash flows

	3 months ended March 31,	
	2006	2005
	(in thousands of euros)	
Cash flow from operating activities		
Operating results	(10,957)	(8,304)
Depreciation and amortization	12,539	12,939
Change in non-current liabilities	153	160
Change in net working capital and other changes	(6,665)	18,484
Share based compensation credited to equity	4,817	3,507
Cash generated from operations	(113)	26,786
Interest received	714	274
Interest paid	(44)	(259)
Tax paid	(87)	(264)
Net cash from operating activities	470	26,537
Production of own fixed assets capitalized	(2,100)	(7,151)
Net cash from (used in) operating activities after capitalization databases and tools	(1,630)	19,386
Cash flow from investing activities		
Investments in subsidiaries, net of cash acquired	(3,547)	(286)
Purchase of databases	(1,807)	
Purchase of property, plant and equipment	(1,888)	(624)
Net cash used in investing activities	(7,242)	(910)
Cash flow from financing activities		
Payments of expenses related to issue of ordinary shares	(2,903)	
Exercise of stock options	329	711
Net cash from (used in) financing activities	(2,574)	711
Net increase (decrease) in cash and cash equivalents from continuing operations	(11,446)	19,187
Net cash flow from operating activities from discontinued operations	-	221
Cash flow from investing activities discontinued operations	-	(605)
Net increase (decrease) in cash and cash equivalents from discontinued operations	-	(384)
Total increase (decrease) in cash and cash equivalents	(11,446)	18,803
Cash and cash equivalents at the beginning of the period	200,795	44,920
Cash and cash equivalents at the end of the period	189,349	63,723

Consolidated statement of changes in shareholders' equity

	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Additional paid-in capital	Treasury shares	Foreign currency adjustment, net of recognition of deferred tax	Accumu lated deficit	Total
			(in thousands of euros)				
Balance as of January 1, 2005	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**
Foreign currency adjustment	-	-	-	-	5,624	-	5,624
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	(3,187)	-	(3,187)
Total income for the year recognized in equity	-	-	-	-	2,437	-	2,437
Net result for the period	-	-	-	-	-	(9,733)	(9,733)
Total income for the year	-	-	-	-	2,437	(9,733)	(7,296)
Exercise of options	40	-	356	190	-	125	711
Share based compensation	-	-	-	-	-	3,507	3,507
Balance as of March 31, 2005	**3,841**	**3,528**	**452,378**	**(61)**	**(24,448)**	**(138,628)**	**296,610**
Balance as of January 1, 2006	**8,962**	**-**	**617,844**	**-**	**(16,234)**	**(134,752)**	**475,820**
Foreign currency adjustment	-	-	-	-	(3,161)	-	(3,161)
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	2,562	-	2,562
Total income for the year recognized in equity	-	-	-	-	(599)	-	(599)
Net result for the period	-	-	-	-	-	(10,985)	(10,985)
Total income for the year	-	-	-	-	(599)	(10,985)	(11,584)
Exercise of options	4	-	325	-	-	-	329
Cost offering 2005	-	-	12	-	-	-	12
Share based compensation	-	-	-	-	-	4,817	4,817
Tax on items charged or credited to equity	-	-	-	-	(318)	-	(318)
Balance as of March 31, 2006	**8,966**	**-**	**618,181**	**-**	**(17,151)**	**(140,920)**	**469,076**

Shareholders positions of
Corporate Bodies

The Supervisory Board members and the statutory directors of Tele Atlas NV held the following number of shares and share options in Tele Atlas NV on March 31, 2006

Statutory Directors	Shares	Vested Options
Alain De Taeye	28,369	345,313
George Fink	-	345,313

Supervisory Board	Shares	Vested Options
Wim Dik	300	938
Bandel Carano	-	8,750
Charles Cotton	-	12,500
Holger von Hebel	-	-
Peter Morris	-	8,750
George Schmitt	-	12,500
Joost Tjaden	8,563	8,750


Tele Atlas

TELE ATLAS REPORTS 40% REVENUE GROWTH FOR FIRST QUARTER 2006

's-Hertogenbosch, The Netherlands, April 27, 2006 – Tele Atlas, a leading global provider of geographic content, today reported results for the first quarter of 2006.

Financial Results

- **Revenues increased 40% over prior year to €56.6 million**
- **Strong improvement in adjusted EBITDA from €1.0 to €4.3 million.**
- **Growth in all business segments, most significant in the personal navigation segment**

Operations: new contracts, products and coverage

- **Expanded agreement with Mio Technology makes Tele Atlas the preferred global digital map provider for Mio Technology's personal navigation devices**
- **Tele Atlas maps in new range of TomTom GO models 510, 710 and 910**
- **First 3D city maps available**
- **Expanded coverage and content**

Key figures (In millions of Euro except for per share information and average number of employees. Rest of world information included with Europe)

	Three month period ended March 31, 2006			Three month period ended March 31, 2005		
	Total	Europe	USA	Total	Europe	USA
Revenues	56.5	39.8	16.7	40.4	27.7	12.7
Adjusted EBITDA[1]	4.3	7.2	(2.9)	1.0	3.7	(2.7)
Operating result (EBIT)	(11.0)	(0.6)	(10.4)	(8.3)	(4.2)	(4.1)
Net result	(11.0)			(9.7)		
Average number of employees	1,413	751	662	1,281[2]	637[2]	644
Earnings per share	(0.12)			(0.26)		

1 Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.
2 The average number of employees for the three month period ended March 31, 2005 excludes employees of Tele Atlas India Ltd which was sold in the first quarter of 2005.

Revenues per segment (In millions of Euro)

	Three month period ended March 31, 2006			Three month period ended March 31, 2005		
	Total	Europe	USA	Total	Europe	USA
Automotive	12.5	10.9	1.6	10.4	9.4	1.0
Data products navigation	5.9	5.8	0.1	5.4	5.4	-
Personal navigation	20.6	18.9	1.7	10.7	9.4	1.3
Enterprise and government	13.0	2.7	10.3	10.7	2.0	8.7
Other segments	4.5	1.5	3.0	3.2	1.5	1.7
Total sales	**56.5**	**39.8**	**16.7**	**40.4**	**27.7**	**12.7**

Revenues

Tele Atlas NV ("Tele Atlas"), a leading provider of geographic content, announced revenues of €56.5 million in the first quarter of 2006, compared to €40.4 million in the same period of 2005, an increase of 40%.

European revenues for the first quarter rose by 44% to €39.8 million from €27.7 million for the same period in 2005. This increase was primarily the result of higher sales in the personal navigation segment.

North American revenues increased by 31% to €16.7 million largely as the result of higher revenues from the government and enterprise sector segment, as well as the Automotive segment. Excluding the effect of movements in the EUR/USD exchange rate, revenues increased by 18%.

Operating expenses

Operating expenses excluding depreciation, amortization, capitalization and employee stock option expense ('Adjusted Operating Expenses') for the first quarter of 2006 increased by 32% to €52.2 million from €39.4 million in 2005. Excluding the effect of movements in the EUR/USD exchange rate, operating expenses increased by 27%.

Cost of revenue increased by 42% to €7.5 million in the first quarter, in line with the growth in sales. These costs consist mainly of production costs of navigation CD's, royalties paid for the use of source data and contributions to co-marketing funds with our customers which are variable, based on revenue.

Results

Tele Atlas Group's *Adjusted EBITDA* (overall operating result before capitalization, depreciation, amortization and employee stock option expense) for the first quarter of 2006 improved to a profit of €4.3 million, compared to a profit of €1.0 million during the same period in 2005.

Adjusted EBITDA from European operations increased with €3.6 million to €7.2 million for the first quarter of 2006 as a result of increased sales revenues. The Adjusted EBITDA loss in North America slightly increased by €0.2 million to €2.9 million in 2006 with increased revenues being offset completely by increases in operating costs.

Due to decreased capitalization of database development costs, the consolidated operating result (*EBIT*) for the first quarter was a loss of €11.0 million, compared to a loss of €8.3 million in the same period of the previous year. The consolidated after tax net loss during the first quarter of 2006 was €11.0 million, compared with a loss for the same period in 2005 of €9.7 million

Revenues and developments per business segment

During the first quarter of 2006, worldwide revenues in the ***personal navigation segment*** increased by 92% to €20.6 million compared to €10.7 million in the same quarter of the previous year. European personal navigation revenues for the quarter were €18.9 million, an increase of 101% over the prior year as the North American personal navigation revenues grew 27% to €1.7 million.

In the first quarter Tele Atlas expanded its agreement with Mio Technology. Tele Atlas is now the preferred global digital map provider for Mio Technology's personal navigation devices. Products that feature Tele Atlas maps include the recently launched Mio C310, C710 and A701. The new agreement extends the use of Tele Atlas maps to Mio's North American products.

TomTom launched a new range of GO models during the quarter, the TomTom GO 910, 710 and 510. All devices use maps provided by Tele Atlas. The 510 comes with a detailed country map and major roads of Europe. The 710 contains a 1 gigabyte SD card with complete map data for the whole of Western Europe. The 910 is equipped with a 20 gigabyte hard disk containing complete maps for Western Europe, North America and Canada. In addition, Tele Atlas provided other content such as phonemes (phonetic transcriptions of e.g. street names that allow text-to-speech) and a wide range of points of interest (POI's) for the high end device.

Worldwide revenues in the ***Automotive segment*** increased by 21% to €12.5 million from €10.4 million in the previous year. Europe revenue in this segment was €10.9 million, an increase of 17% over the prior year. North American revenue was €1.6 million, an increase of 58% over the prior year. Revenues from data products, a segment which today primarily exists in Europe, increased by 8%.

Audi's new model, the Q7 Sports Utility Vehicle was launched in the first quarter with a Siemens VDO navigation device and Tele Atlas maps.

First quarter ***revenue for the enterprise and government sector*** increased by 22% to €13.0 million compared to €10.7 million in the same period of the prior year. Europe revenue in this segment was €2.7 million, an increase of 36% over the prior year. Revenue in this segment in North America increased by 19% to €10.3 million as compared to €8.7 million in the previous year.

Tele Atlas and Telargo signed an agreement for the use of Tele Atlas maps in Telargo's fleet management system. Telargo provides a mobile asset management platform designed to optimize fleet and mobile workforce management. These systems are used primarily in the transportation and logistics, public transport and utilities industries.

Revenue in ***the other segments***, consisting of Internet, telematics and consumer wireless markets, increased 40% to €4.5 million primarily as a result of increased revenues in the wireless and Internet segment in North America.

Product releases

Tele Atlas Logistics for North America is a new product and designed specifically to support safe and efficient routing for vehicles with weight, height, length and hazardous material restrictions. It contains over 40 road restriction attributes and is the only solution to provide nationwide trucking attributes with detail at the Interstate, major highway network and local street level for over 600 cities in the United States.

During the quarter Tele Atlas made initial deliveries of its 3D city maps. Maps of the cities of Berlin, Barcelona, Athens and Bern have been enriched with 3D attributes to create life-like renderings of famous landmarks. The availability of prominent buildings and monuments as 3D images giving users a more recognizable view of reality. These new map databases are the first in an initial series of 20 city maps to be rolled out by Tele Atlas.

Geographic expansion.

In line with plans announced in connection with the use of proceeds from the Euronext Amsterdam listing in November, Tele Atlas made several investments in coverage in new areas. During the first quarter, we acquired source data resources in Mexico and are in the early stages of expanding our position in our Chinese joint venture, NaviAtlas. In the first quarter we advanced €3.5 million in funds to this operation. This amount is reflected as an investment at cost in our interim financial statements.

To further develop business in markets outside Europe and North America, Mark Steele joined Tele Atlas in the newly-created position of Chief Operating Officer of Asia Pacific. Mr. Steele was the President of ITT China. Prior to that, he was President of ITT's Asia Pacific electronic components division, with region-wide responsibility for the company's operations in Japan, Korea, China, Hong Kong, and Taiwan.

Outlook

The previously provided guidance for 2006 of approximately €250 million in revenues and Adjusted EBITDA of approximately €40 million remains unchanged. After the effects of depreciation and amortization, share based payment expense, capitalization of database development costs and other non-cash items, this level of Adjusted EBITDA is expected to produce an operating (EBIT) loss for the year of approximately €33 million. These amounts exclude the impact of any acquisitions which may be completed in 2006. This outlook is based on current circumstances and expectations of future market and business, and is subject to revision.

Annual General Meeting

The Tele Atlas Annual General Meeting of Shareholders will take place in Amsterdam, The Netherlands on June 1 2006.

Tele Atlas

ISIN: NL0000233948

Eurolist by Euronext Symbol: TA

Geregelter Markt in Frankfurt (TecDax) Symbol: TA6
WKN: 927101

Note to Editors:

For more detailed information, contact:

Europe

Dirk Snauwaert,
PR Director Europe
Phone: +32 9 244 88 37
dirk.snauwaert@teleatlas.com

or

Jasper Vredegoor
Investor Relations Manager,
Tele Atlas NV
Phone: + 31 73 640 21 70
jasper.vredegoor@teleatlas.com

United States

Kerry Walker
Porter Novelli/Boston
Phone: +1 617 897 8200
kerry.walker@porternovelli.com

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com .

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Tele Atlas and certain of the plans and objectives of Tele Atlas with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Consolidated statement of operations

	3 months ended March 31,	
	2006	2005
	(in thousands of euros, except for per share information)	
Revenues	56,515	40,400
Cost of purchased material and services	7,532	5,286
Personnel expenses	30,629	25,240
Depreciation and amortization	12,539	12,864
Amortisation of goodwill	-	75
Other operating expenses	18,872	12,390
Total operating expenses	69,572	55,855
Capitalized databases and tools	2,100	7,151
Net operating expenses	67,472	48,704
Operating result (loss)	**(10,957)**	**(8,304)**
Interest income and expenses	1,171	193
Foreign currency exchange gains/losses	(176)	(178)
Share in result of associate	(37)	-
Net loss on remeasurement of investment at fair value	(103)	-
Result (loss) before income taxes	**(10,102)**	**(8,289)**
Income tax	(883)	(1,060)
Net result (loss) from continuing operations	**(10,985)**	**(9,349)**
Result (loss) from discontinued operations	-	(384)
Net result (loss)	**(10,985)**	**(9,733)**
Net result (loss) per share (basic)	(0.12)	(0.26)
Net result (loss) per share (diluted)	(0.12)	(0.26)
Weighted average shares outstanding (basic)	89,648,258	38,022,375

Consolidated balance sheet

	March 31, 2006	December 31, 2005
	(in thousands of euros)	
ASSETS		
Current assets		
Cash and cash equivalents	189,349	200,795
Accounts receivable	44,599	42,005
Inventories	862	907
Prepaid expenses and other current assets	5,662	5,476
TOTAL CURRENT ASSETS	240,472	249,183
Non current assets		
Investments		
- Investment at cost	3,547	-
- investment at equity value	178	227
- Investment at fair value	2,451	2,554
	6,176	2,781
Tangible fixed assets		
- property, plant and equipment	10,954	10,599
Intangible assets		
- databases and tools	237,424	246,855
- goodwill	22,074	22,445
- other	14,317	14,721
Total intangible fixed assets	273,815	284,021
Deferred tax	16,682	15,076
TOTAL NON-CURRENT ASSETS	307,627	312,477
Total assets	**548,099**	**561,660**

EQUITY AND LIABILITIES	March 31, 2006	December 31, 2005
	(In thousands of Euros)	
Current liabilities		
Short term debt and current portion of long term debt	336	-
Trade accounts payable	13,001	14,135
Income tax payable	3,701	3,043
Accrued expenses and other liabilities	34,739	41,292
Deferred revenues	4,957	4,737
TOTAL CURRENT LIABILITIES	56,734	63,207
Non- current liabilities		
Deferred taxes	17,433	17,930
Pension accrual	4,803	4,625
Other non-current liabilities	53	78
TOTAL NON- CURRENT LIABILITIES	22,289	22,633
Shareholders' equity		
Ordinary shares, at par €0.10	8,966	8,962
Additional paid in capital	618,181	617,844
Foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments	(17,151)	(16,234)
Accumulated result (deficit)	(129,935)	(112,912)
Result (loss) current year	(10,985)	(21,840)
TOTAL SHAREHOLDERS' EQUITY	469,076	475,820
Total equity and liabilities	**548,099**	**561,660**

Tele Atlas Find more.

Quarterly Report

Q2-2006



Introduction by management board

Main Results

Tele Atlas' revenues for the second quarter of 2006 increased by 17% to €60.0 million as compared to €51.3 for the second quarter of 2005. Revenues for the first six months increased by 27% to €116.5 million, compared to €91.7 million the previous year

Revenues in Europe increased in the second quarter by 22% to €45.1 million from €37.0 million during the same period in 2005. This increase was primarily the result of significantly higher sales in the personal navigation segment. This was partly offset by lower revenues in the automotive navigation resulting from previously announced reductions in the company's conversion and compilation activities for certain customers. Revenues for the first six months in Europe increased by 31% compared to the previous year. Revenues in North America for the second quarter of 2006 increased 4% to €14.9 million from €14.3 million for the prior year primarily as a result of increases in revenues from personal navigation which were partially offset by declines in automotive navigation revenues. Excluding exchange effects, the increase in North American revenue was 2%. Six month revenue in North America increased by 17% (10% excluding currency effects).

Excluding depreciation, amortization, capitalization and employee stock option expense, adjusted operating expenses increased by 19% in the second quarter of 2006 to €52.6 million from €44.1 million in the same period of 2005. Adjusted operating expenses in the first six months increased by 26% to €104.9 million from €83.5 million in the previous year. Depreciation and amortization decreased from €13.3 million in the second quarter of 2005 to €12.3 million in the second quarter of 2006. Capitalization of database and tool development costs, which are treated as a reduction of operating expenses, decreased to €2.5 million from €9.1 million in the same period of the previous year. Employee stock option expense was €5.3 million for the second quarter of 2006 versus €3.7 million for the second quarter of 2005. Including depreciation, amortization and employee stock option expense, total operating expenses increased by 15% in the second quarter of 2006 to €70.2 million from €61.0 million in the second quarter of 2005.

Adjusted EBITDA[1] for the second quarter of 2006 was a profit of €7.3 million as compared to a profit of €7.2 million for the same period in 2005. Adjusted EBITDA from European operations increased to €11.9 million for the second quarter of 2006 from €8.9 million in the same period in 2005 as a result of the increase in sales revenues. The Adjusted EBITDA loss in North America increased to €4.6 million in 2006 from €1.7 million in 2005 with a slight increase in revenues but higher operating costs. The adjusted EBITDA for the first six months of 2006 improved to a profit of €11.6 million from a profit of €8.2 million for the same period in 2005.

The consolidated operating result (EBIT) for the second quarter was a loss of €7.7 million, from a loss of €0.7 million in the same period of the previous year as a result of lower capitalized database and tool development costs and higher employee stock option expense. The company realized a tax benefit of €11.5 million as compared to a tax expense of €0.9 million in the same quarter of the previous year. The tax benefit realization was mainly the result of a one time €10.7 million benefit which was recognized following the approval by the Dutch tax authorities of the reclassification for tax purposes of certain intercompany financing. The consolidated after tax net profit during the second quarter of 2006 was €4.5 million, compared with a loss for the same period in 2005 of €1.3 million.

The overall cash flow from operating activities for the second quarter of the year was an outflow of €5.2 million as compared to an outflow of €6.5 million during the same period in 2005.

[1] Adjusted EBITDA is the operating result before capitalization of database and tool development costs, depreciation and amortization and before costs related to IFRS 2 Share-based Payments

Other Significant Events

Commercial developments

In the second quarter TeleNav was added as a new partner to the Tele Atlas customer portfolio. TeleNav supplies Location Based Services (LBS) such as voice GPS navigation, mobile resource management, asset GPS tracking, local search and other LBS services. The applications run on multiple carriers worldwide over standard mobile phones, BlackBerry, Symbian, Palm Treo and Windows Mobile devices.

Tele Atlas also signed an agreement which extended its relationship with digital entertainment leader Pioneer Corporation. Under the agreement Tele Atlas will supply European and North American digital map data and point of interest (POI) content for Pioneer's current and future in car navigation systems, including the new AVIC-X1BT and AVIC-N3 series of products.

In Italy, Tele Atlas' agreement with AvMap was renewed for an additional three years. AvMap develops navigation systems which are used for example by Peugeot in Italy for sale with the Peugeot 206 and 1007 models.

During the quarter, Siemens VDO launched their second generation Personal Navigation Device powered by Tele Atlas maps.

The company announced the Tele Atlas DeveloperLink(SM) program, designed to provide developers access to free map data and technical and business resources to support the creation of next-generation map-enabled applications. More than 300 developers are now using Tele Atlas data to develop new wireless and personal navigation applications. DeveloperLink also provides a first-of-its-kind online networking community for application developers bringing new location based and navigation services to market.

Tele Atlas also announced a collaboration with Inrix, Inc. to optimally collect, integrate and deliver enhanced Tele Atlas traffic solutions and related map information within wireless applications and personal and in-car navigation systems. This arrangement provides Tele Atlas customers with access to Inrix's real-time and predictive traffic information and allows next generation navigation solutions to feature applications such as traffic-influenced dynamic routing. Inrix currently provides real-time traffic incident information for 138 metropolitan markets and real-time traffic speed and dynamic predictive information for more than 20 markets.

Coverage, Content and Quality

In the second quarter of 2006 Tele Atlas significantly expanded its coverage in Eastern Europe with expansion of coverage in the Baltic states of Latvia, Lithuania and Estonia. Significant coverage expansion has also been realized in Poland and Russia as well as in Northern Ireland and Portugal.

We also released more than 500 additional 3D landmarks, for improved display of important buildings in more than 20 cities across Europe. Database content in Europe was improved with the addition of elevation features. This digital terrain elevation product has been released to our customers and allows an even better reflection of reality by enhancing height differences from surface entities such as vegetation, buildings, lakes or other features.

At the beginning of the second quarter we released the first version of our integrated North American database to our non-navigation customers and to certain key navigation customers for testing purposes. Late in the quarter we made an additional release to key navigation customers for incorporation in their products.

In the Asia Pacific region we have entered into a binding agreement to create a joint venture that will acquire the mapping business of PT NavIndo. Under this transaction Tele Atlas will pay approximately €1.0 million for 75% of this business. Additionally we are currently restructuring our existing Chinese joint venture with plans to significantly expand our presence in China.

During the quarter, Tele Atlas obtained recertification in Europe to the ISO TS 16949 and in North America to the ISO 9001 standards. Tele Atlas continues to be the only digital mapping company to have world-wide ISO certification. The ISO TS 16949 certification is the internationally accepted automotive quality standard and Tele Atlas continues to be the only digital mapping company world-wide to retain this ISO certification for the complete production process from first discussions with the automotive customer, through product design and development to production, delivery and service.

Outlook

The previously provided guidance for 2006 for revenues of approximately €250 million, Adjusted EBITDA of approximately €40 million and operating loss (EBIT) of €33 million remains unchanged. These amounts exclude the impact of any acquisitions which may be completed in 2006. This outlook is based on current circumstances and expectations of future market and business, and is subject to revision.



Key figures

(In millions of Euro except for per share information and average number of employees. Asia Pacific information included with Europe)

	Three month period ended June 30, 2006			Three month period ended June 30, 2005		
	Total	Europe	USA	Total	Europe	USA
Revenues	60.0	45.1	14.9	51.3	37.0	14.3
Adjusted EBITDA[1]	7.3	11.9	(4.6)	7.2	8.9	(1.7)
Operating result (EBIT)	(7.7)	4.4	(12.1)	(0.7)	2.1	(2.8)
Net result	4.5			(1.3)		
Average number of employees	1,442	769	673	1,271	657	614
Earnings per share	*0.05*			*(0.03)*		

	Six month period ended June 30, 2006			Six month period ended June 30, 2005		
	Total	Europe	USA	Total	Europe	USA
Revenues	116.5	84.9	31.5	91.7	64.7	27.0
Adjusted EBITDA[1]	11.6	19.1	(7.5)	8.2	12.6	(4.4)
Operating result (EBIT)	(18.7)	3.8	(22.5)	(9.0)	(2.1)	(6.9)
Net result	(6.5)			(11.1)		
Average number of employees	1,428	760	668	1,276[2]	647[2]	629
Earnings per share	(0.07)			(0.29)		

1 Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

2 The average number of employees for the six month period ended June 30, 2005 excludes employees of Tele Atlas India Ltd which was sold in the first quarter of 2005.

Commentary on the performance of the Company

Basis of preparation

These interim financial statements have been drawn up in compliance with International Accounting Standard 34. The accounting policies and methods of computation are consistent with those used for drawing up the financial statements as at December 31, 2005. There have been no significant new accounting pronouncements.

Revenues

Tele Atlas' revenues for the second quarter of 2006 increased by 17% to €60.0 million as compared to €51.3 million for the second quarter of the 2005. Adjusted for changes in exchange rates revenues grew 16%. European revenues for the quarter increased by 22% to €45.1 million from €37.0 million during 2005, primarily as the result of growth in the personal navigation segment. North American revenues for the second quarter increased by 4% to €14.9 million compared to €14.3 million for the same period in 2005 primarily due to increases in the personal navigation. Adjusted for changes in exchange rates North American revenues grew 2%.

Revenues per segment
(In millions of Euro)

	3 months ending June 30, 2006			3 months ending June 30, 2005		
	Europe	USA	Total	Europe	USA	Total
Automotive navigation	10.3	2.8	13.1	11.3	3.6	14.9
Data products navigation	6.3	0.1	6.4	8.3	-	8.3
Personal navigation	23.5	2.0	25.5	12.8	1.4	14.2
Enterprise and government	3.8	8.6	12.4	3.2	7.9	11.1
Other segments	1.2	1.4	2.6	1.4	1.4	2.8
Total sales	45.1	14.9	60.0	37.0	14.3	51.3

	6 months ending June 30, 2006			6 months ending June 30, 2005		
	Europe	USA	Total	Europe	USA	Total
Automotive navigation	21.2	4.4	25.6	20.7	4.8	25.5
Data products navigation	12.1	0.2	12.3	13.7	-	13.7
Personal navigation	42.4	3.7	46.1	22.2	2.7	24.9
Enterprise and government	6.5	18.9	25.4	5.2	16.5	21.7
Other segments	2.7	4.4	7.1	2.9	3.0	5.9
Total sales	84.9	31.5	116.5	64.7	27.0	91.7

During the second quarter of 2006, worldwide revenues in the personal navigation segment increased by 81% to €25.5 million compared to €14.2 million in the same quarter of the previous year. The 2006 revenues represent 1.5 million units personal navigation units as compared to 1.1 million units in the first quarter. European personal navigation revenues for the quarter were €23.5 million, an increase of 84% over the prior year. North American personal navigation revenues were

€2.0 million, an increase of 50% over the prior year. Worldwide revenue in the personal navigation segment for the first six months increased by 86%.

Worldwide revenues in the automotive navigation segment decreased by 12% to €13.1 million from €14.9 million in the previous year. The 2006 revenues for the second quarter represent 0.4 million units as compared to 0.4 million units in the first quarter. Europe revenue in this segment was €10.3 million, a decrease of 9% over the prior year from €11.3 million in the prior year. The decrease in revenues in European automotive navigation revenues resulted from the impact of an approximately €1.1 million reduction in compilation and conversion revenues for services performed for one customer and a reduction of inventory in the distribution channel by one of our customers. As previously announced, the company has restructured several of its customer contracts so that this revenue is no longer reflected in its accounts. As discussed in the cost of revenue section, this change also resulted in a reduction in the company's cost of revenues. North American revenue was €2.8 million, a decrease of 21% over the prior year. This decrease resulted mainly from lower revenues on after market systems sold by a major customer of the company, of which second quarter sales in 2005 were high due to new product introductions. This was also impacted by a change in the contract with the customer that changed the date license fees were payable from the date the DVD was manufactured to the date the product was shipped to by the customer to their customer. Worldwide revenue in the automotive navigation segment for the first six months increased by 1% to €25.6 million.

Revenues from data products, a segment that today primarily exists in Europe decreased 23% from €8.3 million in 2005 to €6.3 million in 2006 due to reduced demand for map updates for older CD based systems and a shift in sales from the dealer and consumer channel towards the platform channel.

Second quarter revenue for the enterprise and government sector increased by 11% to €12.4 million compared to €11.1 million in the same period of the prior year. Europe revenue in this segment was €3.8 million, an increase of 19% over the prior year. Revenue in this segment in North America increased by 8% to €8.6 million.

Revenue in the other segments, consisting of Internet, telematics and consumer wireless markets, decreased with 11% to €2.5 million primarily as a result of decreased revenues in the consumer wireless segment in Europe.

Work performed by the Company and capitalized

In accordance with International Financial Reporting Standards the Company capitalizes and amortizes internally generated databases and tools. Correspondingly, the Company recognizes additions during the period to its databases and tools as a reduction to operating expenses in the consolidated statement of operations. The Company has determined that for North America, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. As a result, capitalization of database activities was discontinued as of January 1, 2006. During the second quarter of 2006, additions to databases amounted to €1.5 million as compared to €7.4 million during the same period in 2005. Capitalized tools amounted to €1.1 million as compared to €1.7 million during the same period in 2005.

Databases are amortized over a period of ten years, while tools are amortized over five years. The resultant amortization charge for databases and tools recognized in the consolidated statement of operations for the second quarter of 2006 was €9.9 million as compared to €10.9 million in 2005.

Operating expenses

Operating expenses excluding depreciation, amortization, capitalization and employee stock option expense ("Adjusted Operating Expenses") for the second quarter of 2006 increased by 19% to €52.6 million from €44.1 million in 2005. There was no significant effect of changes in exchange rates.

Cost of revenue consist mainly of production costs of navigation CD's, royalties paid for the use of source data and contributions to co-marketing funds with our customers which are variable based on revenue. These costs increased by 6% to €7.6 million in the second quarter from €7.2 million in 2005. Cost of revenue decreased as a percentage of revenue in the second quarter as a result of the reduction of compilation and conversion revenues for services performed for a customer. These reductions were partially offset by increased royalties paid to data partners for areas where we source data from third parties.

Including employee stock option expense, personnel expenses in the second quarter of 2006 increased by 15% to €31.9 million from €27.8 million in 2005. Expense related to share based payments in the second quarter of 2006 amounted to €5.3 million as compared to €3.7 million during the same period in 2005. Excluding employee stock option expense, personnel expenses in the second quarter of 2006 increased by 10% to €26.6 million from €24.2 million in 2005 as a result of increased number of employees. Adjusted for the effect of changes in exchange rates, personnel expenses excluding employee stock option expense increased by 9%.

Other operating expenses during the quarter increased by 44% to €18.4 million from €12.7 million in the same period during 2005. Excluding the effect of changes in exchange rates, other operating expenses increased by 43%. This increase was primarily the result of higher marketing costs, cost related to patents and costs related to advice on corporate governance and acquisition activities.

Net result

The earnings before interest, taxes, depreciation, amortization, share based payments and capitalization of database and tool development costs (Adjusted EBITDA) for the second quarter of 2006 slightly increased to a profit of €7.3 million as compared to a profit of €7.2 million for the same period in 2005. Adjusted EBITDA from European operations increased to €11.9 million for the second quarter of 2006 from €8.9 million in the same period in 2005 as a result of increased sales revenues. The Adjusted EBITDA loss in North America increased to €4.6 million in 2006 from €1.7 million in 2005 as a result of increased cost. The Adjusted EBITDA for the first six months improved to a profit of €11.6 million from a profit €8.2 million.

The consolidated operating result (EBIT) for the second quarter was a loss of €7.7 million, from a loss of €0.7 million in the same period of the previous year as a result of lower capitalization and higher employee stock option expense.

Net financial income, including interest paid and received along with other financing charges amounted to a gain of €1.1 million during the second quarter of 2006, compared to €0.2 million in the same period of the previous year.

The Share of Result in Associate relates to our share in the result of the joint venture in China. The Net Loss on Remeasurement of Investments at Fair Value for the quarter was €0.4 million, which was the result of a decrease in the share price of Infotech.

The company realized a tax benefit of €11.5 million as compared to a tax expense of €0.9 million

in the same quarter of the previous year. The realization of the tax benefit was mainly the result of a one time €10.7 million benefit which was recognized following the approval by the Dutch tax authorities of the reclassification for tax purposes of certain intercompany financing. As a result of the change in reclassification €36.1 million of interest income, which was included in taxable results in the period 2000-2005, was reversed. This resulted in an increase in deferred tax assets of €10.7 million and a corresponding gain in the profit and loss account. In addition, exchange losses of € 17.2 million were reversed, leading to a reduction of €5.4 million in deferred taxes, with a corresponding decrease in equity, where tax benefits had previously been recognized.

Tele Atlas' consolidated after tax net profit during the second quarter of 2006 was €4.5 million, compared with a net loss for the same period in 2005 of €1.3 million. The net loss for the first six months improved to a loss of €6.5 million compared to a loss of €11.1 million in 2005.

Cash flow

The overall cash flow from operating activities for the second quarter of the year was an outflow of €5.2 million as compared to an outflow of €6.5 million during the same period during 2005. For the first six months of the year, the cash outflow was €6.8 million compared to an inflow of €12.9 million in the previous year.

Cash outflow from investing activities increased to €5.2 million from €1.5 million in the same period of 2005.

During the second quarter, the Company increased its investment in the Joint Venture NaviAtlas Changxiang Computer Co. Ltd. by €1.7 million. In addition advances were made to the joint venture amounting to €0.8 million, which have been classified in the cash flow statement as changes in working capital. Tele Atlas' total investment in China per June 30, 2006 amounts to €5.9 million. The Company has also guaranteed certain bank loans to the joint venture amounting to €0.5 million.

Equity

During the second quarter of 2006, 400,000 options were granted to management and employees of the Company under the 2004 Stock Option Plan.

As of June 30, 2006, options on 6,938,775 shares were held by management and employees of the Company of which 2,616,467 were vested.

Personnel

At June 30, 2006 Tele Atlas had 1,443 full time employees world wide (December 31, 2005 1,391). Including Europe 764 (December 31, 2005: 741), North America 668 (December 31, 2005: 641) and Rest of World 11 (December 31, 2005: 9)

Consolidated statement of operations

	6 months ended June 30,		3 months ended June 30,	
	2006	2005	2006	2005
	(in thousands of euros, except for per share information)			
Revenues	116,495	91,680	59,980	51,280
Cost of revenue	15,177	12,470	7,645	7,184
Personnel expenses	62,518	53,054	31,889	27,814
Depreciation and amortization	24,845	26,089	12,306	13,225
Amortization of goodwill	-	149	-	74
Other operating expenses	37,267	25,127	18,395	12,737
Total operating expenses	139,807	116,889	70,235	61,034
Capitalized databases and tools	(4,643)	(16,217)	(2,543)	(9,066)
Net operating expenses	135,164	100,672	67,692	51,968
Operating result (loss)	**(18,669)**	**(8,992)**	**(7,712)**	**(688)**
Interest income and expenses	2,339	394	1,168	201
Foreign currency exchange gains/losses	(228)	(207)	(52)	(29)
Share in result of associate	(63)	(21)	(26)	(21)
Net loss on remeasurement of investment at fair value	(465)	56	(362)	56
Result (loss) before income taxes	**(17,086)**	**(8,770)**	**(6,984)**	**(481)**
Income tax	10,582	(1,924)	11,465	(864)
Net result (loss) from continuing operations	**(6,504)**	**(10,694)**	**4,481**	**(1,345)**
Result (loss) from discontinued operations	-	(384)	-	-
Net result (loss)	**(6,504)**	**(11,078)**	**4,481**	**(1,345)**
Net result (loss) per share (basic)	(0.07)	(0.29)	0.05	(0.03)
Net result (loss) per share (diluted)	(0.07)	(0.29)	0.05	(0.03)
Weighted average shares outstanding (basic)	89,683,515	38,668,669	89,718,385	39,311,597

Consolidated balance sheet

	June 30,2006	December 31, 2005
	(in thousands of euros)	
ASSETS		
Current assets		
Cash and cash equivalents	179,626	200,795
Accounts receivable	44,738	42,005
Inventories	869	907
Loans to affiliates	781	-
Prepaid expenses and other current assets	5,036	5,476
TOTAL CURRENT ASSETS	231,050	249,183
Non current assets		
Investments		
- Investment at cost	3,547	-
- investment at equity value	1,803	227
- *Investment at fair value*	2,089	2,554
	7,439	2,781
Tangible fixed assets		
- property, plant and equipment	11,963	10,599
Intangible assets		
- databases and tools	225,648	246,855
- goodwill	21,312	22,445
- other	12,831	14,721
Total intangible fixed assets	259,791	284,021
Deferred tax	20,207	15,076
TOTAL NON-CURRENT ASSETS	299,400	312,477
Total assets	**530,450**	**561,660**

	June 30, 2006	December 31, 2005
	(in thousands of euros)	
EQUITY AND LIABILITIES		
Current liabilities		
Short term debt and current portion of long term debt	151	-
Trade accounts payable	10,407	14,135
Income tax payable	4,135	3,043
Accrued expenses and other liabilities	23,818	41,292
Deferred revenues	4,401	4,737
TOTAL CURRENT LIABILITIES	42,912	63,207
Non- current liabilities		
Deferred taxes	16,936	17,930
Pension accrual	4,985	4,625
Other non-current liabilities	449	78
TOTAL NON- CURRENT LIABILITIES	22,370	22,633
Shareholders' equity		
Ordinary shares, at par €0.10	8,975	8,962
Additional paid in capital	618,915	617,844
Foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments	(31,545)	(16,234)
Accumulated result (deficit)	(124,673)	(112,912)
Result (loss) current year	(6,504)	(21,840)
TOTAL SHAREHOLDERS' EQUITY	465,168	475,820
Total equity and liabilities	**530,450**	**561,660**

Consolidated statement of cash flows

	6 months ended June 30,		3 months ended June 30,	
	2006	2005	2006	2005
	(in thousands of euros)			
Cash flow from operating activities				
Operating results	(18,669)	(8,988)	(7,712)	(684)
Depreciation and amortization	24,845	26,238	12,306	13,299
Change in non-current liabilities	731	244	578	84
Change in net working capital and other changes	(20,704)	4,451	(14,039)	(14,033)
Share based compensation credited to equity	10,079	7,164	5,262	3,657
Cash generated from operations	(3,718)	29,109	(3,605)	2,323
Interest received	1,839	642	1,125	368
Interest paid	(228)	(351)	(184)	(92)
Tax paid	(100)	(279)	(13)	(15)
Net cash from operating activities	(2,207)	29,121	(2,677)	2,584
Production of own fixed assets capitalized	(4,643)	(16,217)	(2,543)	(9,066)
Net cash from (used in) operating activities after capitalization databases and tools	(6,850)	12,904	(5,220)	(6,482)
Cash flow from investing activities				
Investments in subsidiaries and loans to affiliates	(6,001)	(286)	(2,454)	-
Purchase of databases	(1,807)	-	-	-
Purchase of property, plant and equipment	(4,676)	(2,107)	(2,788)	(1,483)
Net cash used in investing activities	(12,484)	(2,393)	(5,242)	(1,483)
Cash flow from financing activities				
Payments of expenses related to issue of ordinary shares	(2,907)	-	(4)	-
Exercise of stock options	1,072	1,423	743	712
Net cash from (used in) financing activities	(1,835)	1,423	739	712
Net increase (decrease) in cash and cash equivalents from continuing operations	(21,169)	11,934	(9,723)	(7,253)
Net cash flow from operating activities from discontinued operations	-	221	-	-
Cash flow from investing activities discontinued operations	-	(605)	-	-
Net increase (decrease) in cash and cash equivalents from discontinued operations	-	(384)	-	-
Total increase (decrease) in cash and cash equivalents	(21,169)	11,550	(9,723)	(7,253)
Cash and cash equivalents at the beginning of the period	200,795	44,920	189,349	63,723
Cash and cash equivalents at the end of the period	179,626	56,470	179,626	56,470

Consolidated statement of changes in Shareholders' equity

	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Additional paid-in capital	Treasury shares	Foreign currency adjustment, net of recognition of deferred tax	Accumulated deficit	Total
			(in thousands of euros)				
Balance as of January 1, 2005	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**
Foreign currency adjustment	-	-	-	-	14,209	-	14,209
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	(8,232)	-	(8,232)
Total income for the year recognized in equity	-	-	-	-	5,977	-	5,977
Net result for the period	-	-	-	-	-	(11,078)	(11,078)
Total income for the year	-	-	-	-	5,977	(11,078)	(5,101)
Issue of ordinary shares	146	-	20,044	-	-	-	20,190
Exercise of options	54	-	947	251	-	171	1,423
Share based compensation	-	-	-	-	-	7,164	7,164
Balance as of June 30, 2005	**4,001**	**3,528**	**473,013**	**-**	**(20,908)**	**(136,270)**	**323,364**
Balance as of January 1, 2006	**8,962**	**-**	**617,844**	**-**	**(16,234)**	**(134,752)**	**475,820**
Foreign currency adjustment	-	-	-	-	(9,662)	-	(9,662)
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	(5,080)	-	(5,080)
Total income for the year recognized in equity	-	-	-	-	(14,742)	-	(14,742)
Net result for the period	-	-	-	-	-	(6,504)	(6,504)
Total income for the year	-	-	-	-	(14,742)	(6,504)	(21,246)
Exercise of options	13	-	1,059	-	-	-	1,072
Cost offering 2005	-	-	12	-	-	-	12
Share based compensation	-	-	-	-	-	10,079	10,079
Tax on items charged or credited to equity	-	-	-	-	(569)	-	(569)
Balance as of June 30, 2006	**8,975**	**-**	**618,915**		**(31,545)**	**(131,177)**	**465,168**

Shareholders' positions of Corporate Bodies

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and share options in Tele Atlas N.V. as of June 30, 2005

Statutory Directors Tele Atlas NV	Shares	Vested Options
Alain De Taeye	28,369	393,750
George Fink	-	393,750

Supervisory Board	Shares	Vested Options
Wim Dik	300	1,250
Bandel Carano	-	5,000
Charles Cotton	-	15,000
Stephan Rojahn	-	-
Peter Morris	-	5,000
George Schmitt	-	15,000
Joost Tjaden	8,563	5,000


Tele Atlas

TELE ATLAS REPORTS €60 MILLION REVENUE FOR SECOND QUARTER 2006
Company reiterates 2006 revenue and Adjusted EBITDA guidance

's-Hertogenbosch, The Netherlands, July 28, 2006 – Tele Atlas NV ("Tele Atlas") a leading global provider of geographic content, today reported results for the second quarter of 2006.

Second Quarter Highlights:

- **Revenues increased 17% to a record €60.0 million (Q2 2005: €51.3 million)**
- **Adjusted EBITDA of €7.3 million (Q2 2005: €7.2 million)**
- **Ongoing strong personal navigation revenue growth of 81% over prior year**
- **Positive net income of €4.5 million, due in part to realization of €10.7 million tax benefit**
- **DeveloperLink™ program attracts 300+ wireless and personal navigation system developers**

Key figures (Asia Pacific information included with Europe)

In millions of Euro	**Q2 2006**	Q2 2005	change %
Revenues	**60.0**	51.3	17%
Adjusted EBITDA[1]	**7.3**	7.2	1%
Operating result (EBIT)	**(7.7)**	(0.7)	-
Net result	**4.5**	(1.3)	434%
Average number of employees	**1,442**	1,271	13%
Earnings per share (in €)	**0.05**	(0.03)	246%

1 Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

Alain De Taeye, Chief Executive Officer, says:" The rapid expansion of the portable navigation market and the steady introduction of new wireless applications are strong indicators that the use of digital maps will only continue to grow. We're particularly pleased to see increasing activity in the wireless market. With our recent win TeleNav, and with hundreds of wireless application developers now in our DeveloperLink™ program, Tele Atlas is well positioned to be at the forefront of emerging digital map markets worldwide."

Hardie Morgan, Chief Financial Officer, says: "Business is performing according to our expectations and barring unforeseen circumstances we are on track to meet our full year revenue guidance and EBITDA targets. We are pleased with the ongoing strong growth of the personal navigation market and confident about performance in the remainder of the year".

Operational Highlights
In the second quarter of 2006 commercial agreements with Pioneer and AvMaps, an Italian application provider, were renewed and Location Based Service application developer TeleNav was added a new partner in the wireless segment.

Tele Atlas significantly expanded its coverage in Eastern Europe with increases in coverage in the Baltic states of Latvia, Lithuania and Estonia. Significant coverage expansion has also been realized in Poland and Russia as well as Northern Ireland and Portugal. In addition the European product portfolio was expanded with the initial release of a digital terrain elevation product for all of Europe.

In the Asia Pacific region we have entered into a binding agreement to create a joint venture that will acquire the mapping business of PT NavIndo in Indonesia. Under this transaction Tele Atlas will pay approximately €1 million for 75% of this business. Additionally we are currently restructuring our existing Chinese joint venture with plans to significantly expand our presence in China.

The quarter also marked the release of a first version of the integrated North America database to non-navigation customers and to certain key navigation customers for testing purposes. Late in the quarter we made an additional release to key navigation customers for incorporation in their products.

During the quarter, Tele Atlas obtained recertification in Europe to the ISO TS 16949 and in North America to the ISO 9001 standards and continues to be the only digital mapping company to have world-wide ISO certification. The DeveloperLink™ program was launched successfully. It provides free Tele Atlas data and tools to application developers. Currently more than 300 developers are using the program to develop new wireless and personal navigation applications.

Revenues
Tele Atlas NV, announced revenues of €60.0 million in the second quarter of 2006, compared to €51.3 million in the same period of 2005, an increase of 17%.

European revenues for the second quarter rose by 22% to €45.1 million from €37.0 million for the same period in 2005. This increase was primarily the result of higher sales in the personal navigation segment. This increase was partially offset by declines in automotive navigation and data products revenues. The decrease in automotive navigation resulted in large part due to a previously announced reduction in compilation and conversion revenues for services performed for certain customers.

North American revenues increased by 4% to €14.9 million from €14 million for the same period in 2005 largely as the result of higher revenues from the personal navigation segment, which grew by 50%. This increase was offset by a 28% decrease over the prior year in automotive navigation revenues. This decrease resulted from reduced demand for one of our major customer's in-dash aftermarket systems.

Operating Expenses
Adjusted operating expenses (excluding depreciation, amortization, capitalization and employee stock option expense) increased by 19% to €52.6 million in the second quarter of 2006, from €44.1 million in the second quarter of 2005. The increase was due to additional personnel and marketing expenditure and costs related to consulting on corporate governance and acquisition and patent activities. Compared to the first quarter of 2006, these adjusted operating expenses increased by 1%. The total net operating expense increased 30% during the quarter to €67.7 million as compared to €52.0 million in the same quarter in 2005. Included in this increase was a €6.5 million decrease in capitalized database costs which are reflected as a reduction in total operating costs.

Cost of revenue increased by 6% to €7.6 million from €7.2 million in the second quarter of 2005. Cost of revenue as a percentage of revenue decreased as a result of the reduction in revenues for compilation and conversion services performed for certain automotive navigation customers.

Results
Tele Atlas Group's ***Adjusted EBITDA*** (overall operating result before capitalization, depreciation, amortization and employee stock option expense) for the second quarter of 2006 increased to €7.3 million from €7.2 million during the same period in 2005.

Adjusted EBITDA from European operations for the quarter increased 35% to €11.9 million from €8.9 million for the second quarter of 2005 as a result of the increase in revenues. The Adjusted EBITDA loss in North America increased from €1.7 million to €4.6 million in 2006 with the increased revenues being offset completely by increases in operating costs.

Despite the improvement in Adjusted EBITDA, the decrease in capitalization of database development costs and an increase in expenses related to share based compensation resulted in a reduction in the consolidated operating result (***EBIT***) for the second quarter to a loss of €7.7 million, compared to a loss of €0.7 million in the same period of the previous year. The consolidated after tax net result for the second quarter of 2006 was a profit of €4.5 million, compared with a loss for the same period in 2005 of €1.3 million. This profit resulted in part due to a €10.7 million tax benefit realized in connection with the resolution of several tax issues with Dutch tax authorities.

Revenues and Developments by Business Segment
During the second quarter of 2006, worldwide revenues in the ***personal navigation segment*** (portable navigation systems) increased by 81% to €25.5 million compared to €14.2 million in the same quarter of the previous year. European personal navigation revenues for the quarter were €23.5 million, an increase of 84% compared to the same period in the prior year. North American personal navigation revenues grew 50% to €2.0 million compared to second quarter 2005.

Worldwide revenues in the ***automotive navigation segment*** (built-in car navigation systems) decreased by 12% to €13.1 million from €14.9 million in the second quarter of 2005. European revenue in this segment was €10.3 million, a decrease of 9% from the €11.3 million in revenues recorded during the prior year. The decrease in revenues in European automotive navigation revenues resulted from the impact of a reduction of channel inventory by one of our customers and an approximately €1.1 million reduction in compilation and conversion revenues for services performed for certain customers. As previously announced, the company has restructured several of its customer contracts so that this revenue is no longer reflected in its accounts. This change also resulted in a reduction in the company's cost of revenues. North American automotive navigation revenue was €2.8 million, a decrease of €0.8 million or 21% over the prior year. This decrease resulted from lower sales of after market navigation devices compared to the second quarter of 2005, which was exceptionally strong due to the launch of new devices followed by increased pipeline activity in the retail channel.

Revenues from ***automotive navigation data products***, a segment that today primarily exists in Europe decreased by 23% from €8.3 million in 2005 to €6.3 million in 2006 due to decreased demand for map update CDs in end user channels and a shift in sales from the dealer and consumer channel towards the partner channel.

Second quarter ***revenue for the enterprise and government sector*** (business-to-business) increased by 11% to €12.4 million compared to €11.1 million in the same period of the prior year. Europe revenue in this segment was €3.8 million, an increase of 19%. Revenue in this segment in North America increased by 8% to €8.6 million.

Revenue in ***the other segments*** (Internet, telematics and consumer wireless markets), decreased 11% to €2.5 million primarily as a result of decreased revenues in the consumer wireless segment in Europe.

Outlook

The previously provided guidance for 2006 of approximately €250 million in revenues, Adjusted EBITDA of approximately €40 million and operating loss (EBIT) of €33 million remains unchanged. These amounts exclude the impact of any acquisitions which may be completed in 2006. This outlook is based on current circumstances and expectations of future market and business, and is subject to revision.

Webcast Q2 results 2006: July 28 14:00 CET, www.teleatlas.com/investors

Financial Press and Analysts:
For more detailed information, please contact:

Jasper Vredegoor
Investor Relations Manager, Tele Atlas NV
Phone: + 31 73 640 21 70
jasper.vredegoor@teleatlas.com

Anne-Sophie Cosyns-
Porter Novelli for Tele Atlas Europe
Phone: +32 2 413 03 40
anne-sophie.cosyns@porternovelli.be

About Tele Atlas

Founded in 1984, Tele Atlas delivers the digital maps and dynamic location content that power the world's most essential geographic solutions. The information is the foundation for a wide range of personal and in-car navigation systems, mobile and Internet map applications that help GPS system users find the places, products and services they need, wherever they are. Tele Atlas also works with business partners who deliver critical applications for emergency, business fleet and infrastructure services. The company employs 2,300 full-time staff and contract cartographers at offices in 20 countries around the world and uses a sophisticated network of thousands of sources to regularly update its maps. Tele Atlas is listed on the Frankfurt Stock Exchange (TA6) and on Euronext Amsterdam (TA). For more information, visit www.teleatlas.com.

Ticker symbols:
ISIN: NL0000233948
Eurolist by Euronext Symbol: TA
Geregelter Markt in Frankfurt (TecDax) Symbol: TA6
WKN: 927101

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Tele Atlas and certain of the plans and objectives of Tele Atlas with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Consolidated statement of operation

	6 months ended June 30,		3 months ended June 30,	
	2006	2005	2006	2005
	(in thousands of euros, except for per share information)			
Revenues	116,495	91,680	59,980	51,280
Cost of revenue	15,177	12,470	7,645	7,184
Personnel expenses	62,518	53,054	31,889	27,814
Depreciation and amortization	24,845	26,089	12,306	13,225
Amortization of goodwill	-	149	-	74
Other operating expenses	37,267	25,127	18,395	12,737
Total operating expenses	139,807	116,889	70,235	61,034
Capitalized databases and tools	(4,643)	(16,217)	(2,543)	(9,066)
Net operating expenses	135,164	100,672	67,692	51,968
Operating result (loss)	**(18,669)**	**(8,992)**	**(7,712)**	**(688)**
Interest income and expenses	2,339	394	1,168	201
Foreign currency exchange gains/losses	(228)	(207)	(52)	(29)
Share in result of associate	(63)	(21)	(26)	(21)
Net loss on remeasurement of investment at fair value	(465)	56	(362)	56
Result (loss) before income taxes	**(17,086)**	**(8,770)**	**(6,984)**	**(481)**
Income tax	10,582	(1,924)	11,465	(864)
Net result (loss) from continuing operations	**(6,504)**	**(10,694)**	**4,481**	**(1,345)**
Result (loss) from discontinued operations	-	(384)	-	-
Net result (loss)	**(6,504)**	**(11,078)**	**4,481**	**(1,345)**
Net result (loss) per share (basic)	(0.07)	(0.29)	0.05	(0.03)
Net result (loss) per share (diluted)	(0.07)	(0.29)	0.05	(0.03)
Weighted average shares outstanding (basic)	89,683,515	38,668,669	89,718,385	39,311,597

Consolidated balance sheet

	June 30,2006	December 31, 2005
	(in thousands of euros)	
ASSETS		
Current assets		
Cash and cash equivalents	179,626	200,795
Accounts receivable	44,738	42,005
Inventories	869	907
Loans to affiliates	781	-
Prepaid expenses and other current assets	5,036	5,476
TOTAL CURRENT ASSETS	231,050	249,183
Non current assets		
Investments		
- Investment at cost	3,547	-
- investment at equity value	1,803	227
- Investment at fair value	2,089	2,554
	7,439	2,781
Tangible fixed assets		
- property, plant and equipment	11,963	10,599
Intangible assets		
- databases and tools	225,648	246,855
- goodwill	21,312	22,445
- other	12,831	14,721
Total intangible fixed assets	259,791	284,021
Deferred tax	20,207	15,076
TOTAL NON-CURRENT ASSETS	299,400	312,477
Total assets	**530,450**	**561,660**

	June 30, 2006	December 31, 2005
	(in thousands of euros)	
EQUITY AND LIABILITIES		
Current liabilities		
Short term debt and current portion of long term debt	151	-
Trade accounts payable	10,407	14,135
Income tax payable	4,135	3,043
Accrued expenses and other liabilities	23,818	41,292
Deferred revenues	4,401	4,737
TOTAL CURRENT LIABILITIES	42,912	63,207
Non- current liabilities		
Deferred taxes	16,936	17,930
Pension accrual	4,985	4,625
Other non-current liabilities	449	78
TOTAL NON- CURRENT LIABILITIES	22,370	22,633
Shareholders' equity		
Ordinary shares, at par €0.10	8,975	8,962
Additional paid in capital	618,915	617,844
Foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments	(31,545)	(16,234)
Accumulated result (deficit)	(124,673)	(112,912)
Result (loss) current year	(6,504)	(21,840)
TOTAL SHAREHOLDERS' EQUITY	465,168	475,820
Total equity and liabilities	**530,450**	**561,660**

Consolidated statement of cash flows

	6 months ended June 30,		3 months ended June 30,	
	2006	2005	2006	2005
	(in thousands of euros)			
Cash flow from operating activities				
Operating results	(18,669)	(8,988)	(7,712)	(684)
Depreciation and amortization	24,845	26,238	12,306	13,299
Change in non-current liabilities	731	244	578	84
Change in net working capital and other changes	(20,704)	4,451	(14,039)	(14,033)
Share based compensation credited to equity	10,079	7,164	5,262	3,657
Cash generated from operations	(3,718)	29,109	(3,605)	2,323
Interest received	1,839	642	1,125	368
Interest paid	(228)	(351)	(184)	(92)
Tax paid	(100)	(279)	(13)	(15)
Net cash from operating activities	(2,207)	29,121	(2,677)	2,584
Production of own fixed assets capitalized	(4,643)	(16,217)	(2,543)	(9,066)
Net cash from (used in) operating activities after capitalization databases and tools	(6,850)	12,904	(5,220)	(6,482)
Cash flow from investing activities				
Investments in subsidiaries and loans to affiliates	(6,001)	(286)	(2,454)	-
Purchase of databases	(1,807)	-	-	-
Purchase of property, plant and equipment	(4,676)	(2,107)	(2,788)	(1,483)
Net cash used in investing activities	(12,484)	(2,393)	(5,242)	(1,483)
Cash flow from financing activities				
Payments of expenses related to issue of ordinary shares	(2,907)	-	(4)	-
Exercise of stock options	1,072	1,423	743	712
Net cash from (used in) financing activities	(1,835)	1,423	739	712
Net increase (decrease) in cash and cash equivalents from continuing operations	(21,169)	11,934	(9,723)	(7,253)
Net cash flow from operating activities from discontinued operations	-	221	-	-
Cash flow from investing activities discontinued operations	-	(605)	-	-
Net increase (decrease) in cash and cash equivalents from discontinued operations	-	(384)	-	-
Total increase (decrease) in cash and cash equivalents	(21,169)	11,550	(9,723)	(7,253)
Cash and cash equivalents at the beginning of the period	200,795	44,920	189,349	63,723
Cash and cash equivalents at the end of the period	179,626	56,470	179,626	56,470

Consolidated statement of changes in Shareholders' equity

	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Additional paid-in capital	Treasury shares	Foreign currency adjustment, net of recognition of deferred tax	Accumulated deficit	Total
			(in thousands of euros)				
Balance as of January 1, 2005	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**
Foreign currency adjustment	-	-	-	-	14,209	-	14,209
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	(8,232)	-	(8,232)
Total income for the year recognized in equity	-	-	-	-	5,977	-	5,977
Net result for the period	-	-	-	-	-	(11,078)	(11,078)
Total income for the year	-	-	-	-	5,977	(11,078)	(5,101)
Issue of ordinary shares	146	-	20,044	-	-	-	20,190
Exercise of options	54	-	947	251	-	171	1,423
Share based compensation	-	-	-	-	-	7,164	7,164
Balance as of June 30, 2005	**4,001**	**3,528**	**473,013**	**-**	**(20,908)**	**(136,270)**	**323,364**
Balance as of January 1, 2006	**8,962**	**-**	**617,844**	**-**	**(16,234)**	**(134,752)**	**475,820**
Foreign currency adjustment	-	-	-	-	(9,662)	-	(9,662)
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	(5,080)	-	(5,080)
Total income for the year recognized in equity	-	-	-	-	(14,742)	-	(14,742)
Net result for the period	-	-	-	-	-	(6,504)	(6,504)
Total income for the year	-	-	-	-	(14,742)	(6,504)	(21,246)
Exercise of options	13	-	1,059	-	-	-	1,072
Cost offering 2005	-	-	12	-	-	-	12
Share based compensation	-	-	-	-	-	10,079	10,079
Tax on items charged or credited to equity	-	-	-	-	(569)	-	(569)
Balance as of June 30, 2006	**8,975**	**-**	**618,915**		**(31,545)**	**(131,177)**	**465,168**

Shareholders' positions of Corporate Bodies

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and share options in Tele Atlas N.V. as of June 30, 2005

Statutory Directors Tele Atlas NV	Shares	Vested Options
Alain De Taeye	28,369	393,750
George Fink	-	393,750

Supervisory Board	Shares	Vested Options
Wim Dik	300	1,250
Bandel Carano	-	5,000
Charles Cotton	-	15,000
Stephan Rojahn	-	-
Peter Morris	-	5,000
George Schmitt	-	15,000
Joost Tjaden	8,563	5,000


Tele Atlas

Tele Atlas N.V.:TELE ATLAS SUCCESSFULLY COMPLETES SHARE OFFER

18.11.2005, 08:16
Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

Ad-hoc pursuant to section 15 WpHG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

TELE ATLAS SUCCESSFULLY COMPLETES SHARE OFFER
LISTING ON EURONEXT TODAY

Capital Measures
Pricing
Listing on Euronext

18 November, 2005, 'S-HERTOGENBOSCH - Tele Atlas N.V. ("Tele Atlas" or the "Company"), a leading provider of digital map data, today announces further details of an offering of new and existing ordinary shares (the "Offering") and the listing of its ordinary shares on Eurolist by Euronext Amsterdam under the symbol "TA", which were announced by our Ad-hoc of November 8, 2005. The institutional book-building and the Dutch public offering periods closed on 17 November 2005.

Details of the Offering:
- The final share price for the Offering is EUR18.50 per share.
- The Offering comprised a sale of 7,246,403 new shares by Tele Atlas and a sale of 17,976,374 existing shares by the selling shareholders (IAM, Oak Investment Partners, New Enterprise Associates (NEA), Robert Bosch, Meritech, Telesoft Partners and Stanford University).
- Tele Atlas has raised approximately EUR134 million of proceeds (gross of estimated expenses) from the issue of new shares in the Offering
- In addition, the Company received approximately EUR16 million in proceeds from the exercise of warrants held by certain of the selling shareholders.

- The Offering will increase the Company's free float from approximately
  21.5 % immediately prior to the Offering to approximately 46.5% immediately
  after the Offering (not including the underwriters' option).
- Tele Atlas ordinary shares will be listed and admitted to trading on
  Eurolist by Euronext Amsterdam today, under the symbol "TA". It will remain
  listed on the Frankfurt Stock Exchange (Prime Standard Segment)

For further information, please contact:

Tele Atlas
Jasper Vredegoor, Investor Relations manager
Tel.: +31 (73) 640 21 70, Fax: +31 (73) 640 21 22
investor.relations@teleatlas.com

M:Communications
Sarah Hamilton
+44 7836 295 291

Investor Voice
Carina Hamaker
+31 653 749 959

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Tele Atlas N.V. (the "Company", and such securities, the "Securities") in the United States, Germany or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States or in Germany.

The offer to acquire securities pursuant to the Offering was made, and any investor should make his investment, solely on the basis of information that is contained in the prospectus - dated 7 November 2005 - made generally available in The Netherlands in connection with such offering (the "Prospectus"). The final offer price and amount of ordinary shares offered in the Offering are set forth in a pricing statement (the "Pricing Statement") which has been filed with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).Copies of the Prospectus and of the Pricing Statement may be obtained at no cost from the Company or Fortis Bank

(Nederland) N.V. or through the websites of the Company and Euronext
Amsterdam
(Dutch residents only).

All investment is subject to risk. The value of the securities
offered may go
down as well as up. Past performance is no guarantee of future
returns.
Potential investors are advised to seek expert financial advice
before making
any investment decision.

TELE ATLAS N.V.
Reitscheweg 7F
NL-5232 BX `s-Hertogenbosch
Netherlands

ISIN: NL0000233948 (TecDAX)
WKN: 927101
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr
in Berlin-
Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart

End of ad hoc announcement (c)DGAP 18.11.2005



Underwriters' Option relating to Tele Atlas Placement of Shares fully exercise

24.11.2005, 00:17
Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Capital Measures

Underwriters' Option relating to Tele Atlas Placement of Shares fully exercised

Goldman Sachs International, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited., the Joint Global Coordinators and Joint Book-runners of the placement of shares of Tele Atlas N.V. have today fully exercised the option granted to them (in their capacity as representatives of the Underwrit-ers), by the selling shareholders (other than IAM) which until 22 December 2005 al-lowed them to purchase up to 15% of the original number of offered shares of 25,222,777 (equalling a transaction volume of EUR 466.6 million) at the placement price of EUR 18.50 (the "Underwriters' Option").
With the exercise of the Underwriters' Option, the stabilisation period is terminated. No stabilisation measures were undertaken by Lehman Brothers International (Europe) as stabilisation manager during the stabi-lisation period.

The total number of shares sold in the course of the transaction is there-fore 29,006,194 (which figure includes 3,783,417 shares under the Underwriters' Op-tion) resulting in a total offering size of EUR 536.6 million.

For further information, please contact:

Tele Atlas
Jasper Vredegoor, Investor Relations manager

Tel.: +31 (73) 640 21 70, Fax: +31 (73) 640 21 22
investor.relations@teleatlas.com

M:Communications
Sarah Hamilton
+44 7836 295 291

Investor Voice
Carina Hamaker
+31 653 749 959

This announcement is not an offer to sell or a solicitation of any offer to
buy the securities of Tele Atlas N.V. (the "Company", and such securities, the
"Securities") in the United States, Germany or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be
offered or sold in the United States unless regis-tered under the Securities
Act or an exemption from such registration is available. No public of-fering
of Securities of the Company is being made in the United States or in Germany.

The offer to acquire securities pursuant to the Offering was made, and any
investor should make his investment, solely on the basis of information that
is contained in the prospectus - dated 7 No-vember 2005 - made generally
available in The Netherlands in connection with such offering (the "Prospectus"). The final offer price and amount of ordinary shares offered in
the Offering are set forth in a pricing statement (the "Pricing Statement")
which has been filed with the Netherlands Authority for the Financial Markets
(Autoriteit Financiële Markten).Copies of the Prospectus and of the Pricing
Statement may be obtained at no cost from the Company or Fortis Bank (Neder-
land) N.V. or through the websites of the Company and Euronext Amsterdam
(Dutch residents only).

All investment is subject to risk. The value of the securities offered may go
down as well as up. Past performance is no guarantee of future returns.
Potential investors are advised to seek expert financial advice before making
any investment decision.

TELE ATLAS N.V.
Reitscheweg 7F
NL-5232 BX `s-Hertogenbosch

Netherlands

ISIN: NL0000233948 (TecDAX)
WKN: 927101
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-
Bremen, Düsseldorf, Hamburg, München und Stuttgart; Amsterdam

End of ad hoc announcement (c)DGAP 23.11.2005

AD HOC RELEASE



TELE ATLAS REPORTS CONTINUED STRONG REVENUE GROWTH IN 2005 AND A STRONG EBITDA RESULT

's-Hertogenbosch, March 2nd, 2006 --- Tele Atlas NV, a leading provider of digital maps, reports continued strong revenue growth for the full year 2005. Revenues rose by 57 % to € 200.1 million (2004: € 127,7 million). Revenues in Europe grew by 47% to € 145.3 million in North American by 89% to € 54.8 million.

Revenues in the fourth quarter of 2005 grew by 36% to € 57.8 million in comparison to the fourth quarter of 2004. European revenues rose 45% to € 43.5 million largely due to growth in the automotive and personal navigation markets. North American revenues increased by 14% to € 14.4 million largely driven by growth in automotive navigation market.

Tele Atlas Group's overall operating result before capitalization, depreciation, amortization and employee stock option expense (Adjusted EBITDA) for 2005 improved to a profit of € 14.7 million, compared with a loss of € 22.5 million in 2004. The adjusted EBITDA for the fourth quarter 2005 improved to € 5.0 million (minus € 0.7 million).

The strong improvement in adjusted EBITDA was offset by a € 53.9 million increase in non-cash related operating expenses and lower capitalisation which resulted in an (EBIT) operating loss for the year of € 24.2 million (minus € 7.5 million).

Tele Atlas reports a net result of minus € 21.6 million for the full year (minus € 5.8 million). The net loss in the fourth quarter was € 3.3 million, while Q4 in 2004 was a net profit of € 9.6 million.

Earnings per share were minus € 0,49 (minus € 0,13) for 2005.

Tele Atlas reports the first full year positive cash flow from operating activities of € 18.1 million (2004: outflow of € 30.0 million) thanks to an improved Adjusted EBITDA and strong working capital management.

Tele Atlas will continue to invest in deepening and enriching their database, extending the coverage into new areas and by partnering with leading data providers.

Prospects

Tele Atlas expects for 2006 that revenues will grow to approximately € 250 million and Adjusted EBITDA to approximately € 40 million. In the long term, the Company is expecting to grow revenues annually in excess of 20% for

the next several years and that the Adjusted EBITDA for each year will increase by approximately 50% of incremental revenue.
This forecast is based on the company's current expectations. This forecast is forward-looking and actual results may differ materially.

[1]) In Tele Atlas' view, Adjusted EBITDA provides a better representation of the Company's results than operating income.

Tele Atlas

ISIN: NL0000233948

Eurolist by Euronext Symbol: TA

Geregelter Markt in Frankfurt (TecDax) Symbol: TA6
WKN: 927101

Jasper Vredegoor, Investor Relations
Tel.: +31 (73) 6402175, jasper.vredegoor@telatlas.com
www.teleatlas.com

082-34940


Tele Atlas. Find more.
Quarterly Report
Q1-2006

Introduction by management board

Main Results

Tele Atlas' revenues for the first quarter of 2006 increased by 40% to €56.5 million as compared to €40.4 for the first quarter of 2005.

Revenues in Europe increased in the first quarter by 44% to €39.8 million from €27.7 million during the same period in 2005. This increase was primarily the result of higher sales in the personal navigation segment, but all other primary segments also showed substantial growth. Revenues in North America for the first quarter of 2006 increased 31% to €16.7 million from €12.7 million for the prior year primarily as a result of increases in revenues from the government and enterprise segment as well as the Automotive navigation segment. The other segments in North America and in particular the Internet segment showed substantial growth. Excluding exchange effects the increase in North American revenue was 18%.

Excluding depreciation, amortization, capitalization and employee stock option expense, operating expenses increased by 32% in the first quarter of 2006 to €52.2 million from €39.4 million in the same period of 2005. Depreciation and amortization decreased from €12.9 million in the first quarter of 2005 to €12.5 million in the first quarter of 2006. Capitalization of internally generated intangible assets decreased to €2.1 million from €7.1 million in the same period of the previous year. Employee stock option expense was €4.8 million for the first quarter of 2006 versus €3.5 million for the first quarter of 2005. Including depreciation, amortization and employee stock option expense, total operating expenses increased by 25% in the first quarter of 2006 to €69.6 million from €55.9 million in the first quarter of 2005.

Adjusted EBITDA[1] for the first quarter of 2006 improved to a profit of €4.3 million as compared to a profit of €1.0 million for the same period in 2005. Adjusted EBITDA from European operations increased to €7.2 million for the first quarter of 2006 from €3.7 million in the same period in 2005 as a result of increased sales revenues. The Adjusted EBITDA loss in North America slightly increased to €2.9 million in 2006 from €2.7 million in 2005 with increased revenues being offset completely by increases in operating costs.

The consolidated operating result (EBIT) for the first quarter was a loss of €11.0 million, from a loss of €8.3 million in the same period of the previous year as a result of lower capitalization and higher employee stock option expense. The consolidated after tax net loss during the first quarter of 2006 was €11.0 million, compared with a loss for the same period in 2005 of €9.7 million.

The overall cash flow from operating activities for the first quarter of the year was an outflow of €1.6 million as compared to an inflow of €19.4 million during the same period during 2005. The cash inflow in the first quarter of 2005 was positively impacted by a €10.0 million prepayment of royalties by a customer.

[1] Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

Other Significant Events

Personal Navigation
An expanded agreement with Mio Technology makes Tele Atlas the preferred global digital map provider for Mio Technology's personal navigation devices. Products that feature Tele Atlas maps will include the recently launched Mio C310, C710 and A701. In addition the new agreement extends the use of Tele Atlas maps to Mio's North American products. The two companies agreed to collaborate on joint marketing and channel development efforts.

TomTom launched a new range of Go models during the quarter, the TomTom GO 510, 710 and 910. All devices use maps provided by Tele Atlas. The 510 comes with a detailed country map and major roads of Europe. The 710 contains a 1 gigabyte SD card with complete map data for the whole of Western Europe. The 910 is equipped with a 20 gigabyte hard disk containing complete maps for Western Europe, North America and Canada. In addition, Tele Atlas provided other content such as phonemes (phonetic transcriptions of e.g. street names that allow text-to-speech) and a wide range of POI's for this high-end device.

Automotive Navigation
New models launched with navigation based on Tele Atlas maps include the Audi Q7, Audi's new Sports Utility Vehicle which is equipped with a Siemens VDO navigation device.

Government and Enterprise
Tele Atlas and Telargo signed an agreement for the use of Tele Atlas maps in Telargo's fleet management system. Telargo provides a mobile assets management platform that is designed to optimize fleet and mobile workforce management. These systems are particularly used in the transportation and logistics, public transport and utilities industries.

Organization
In March, Mark Steele joined Tele Atlas in the newly-created position of Chief Operating Officer, Asia Pacific. In this role, Mr. Steele will be responsible for all corporate, finance and business development operations throughout the region. He reports President and COO George Fink. Before joining Tele Atlas, Mr. Steele was the President of ITT China, responsible for all corporate functions within the country including corporate finance, business development, government and legal affairs and corporate communications. Prior to that, he was President of ITT's Asia Pacific electronic components division, with region-wide responsibility for the company's operations in Japan, Korea, China, Hong Kong, and Taiwan.

During the quarter, Mike Mitsock, Chief Marketing Officer decided to pursue his career outside of Tele Atlas.

Product releases
During the quarter we released two new products. Tele Atlas Logistics for North America is designed specifically to support safe and efficient routing for vehicles with weight, height, length and hazardous material restrictions. It contains over 40 road restriction attributes and is the only solution to provide nationwide trucking attributes with detail at the Interstate, major highway network and local street level for over 600 cities in the United States. Several contracts for the product have been signed, most notably with Qualcomm to support its new Omnivision platform.

Also in North America, the first Point Address database has been released. This product is tailored to the growing need for accurate route guidance to individual addresses. It pinpoints street addresses to a physical building, site or parcel, making it easier for content suppliers to connect to our database accurately, and for users to find precisely what they are looking for. In addition, Tele Atlas voice-enabled maps are now commercially available. Pioneer and TomTom are among the suppliers launching applications that allow text-to-speech functionality enabled by Tele Atlas phoneme attributes, covering a range of European and North American languages and including street and sign name data, administrative information at country, state, county, city and municipality levels, and points of interest.

3D mapping

Tele Atlas continuously adds value and enriches its database which recently resulted in the availability of 3D images. Maps of the cities of Berlin, Barcelona, Athens and Bern have been enriched with 3D attributes to create life-like renderings of famous landmarks. This results in prominent buildings and monuments being available as map images giving users a more recognizable view of reality. Around 60 well-known buildings and monuments feature in these first four maps such as the Brandenburg Gate in Berlin, the Acropolis in Athens, the clock tower of Bern and the Sagrada Familia in Barcelona.

These new map databases are the first in an initial series of more than 21 city maps to be rolled out. Tele Atlas expects to soon publish other European cities in 3D, including Amsterdam, Brussels, London, Paris, Rome, Madrid, Dublin, Lisbon, Turin, Vienna, Stuttgart, Copenhagen, Stockholm, Oslo, Helsinki, Prague and Warsaw.

Geographic expansion.

In line with the plans announced in connection with the use of proceeds from Euronext Amsterdam listing in November, we made several investments in coverage in new areas. During the first quarter, we acquired source data resources in Mexico and are in the early stages of expanding our position in our Chinese joint venture, NaviAtlas. In the first quarter we advanced €3.5 million in funds to this operation. This amount is reflected as an investment at cost in our financial statements. In the Europe/Mid East region, our coverage was expanded significantly. In Eastern Europe, Tele Atlas now offers maps covering the most important highways in Belarus, Bosnia Herzegovina, Macedonia, Serbia, Montenegro and Ukraine. Significant detail was also added to our databases covering Italy and Hungary and in the United Arab Emirates our first product release was launched with 100% fully attributed data. In Asia, the first Tele Atlas product for Thailand has been launched with significant updates made to Point of Interest (POIs) and coverage.

Outlook

The previously provided guidance for 2006 of approximately €250 million in revenues and Adjusted EBITDA of approximately €40 million remains unchanged. After the effects of depreciation and amortization, share based payment expense, capitalization of database development costs and other non-cash items, this level of Adjusted EBITDA number is expected to produce an operating loss for the year of approximately €33 million. These amounts exclude the impact of any acquisitions which may be completed in 2006. This outlook is based on current circumstances and expectations of future market and business, and is subject to revision



Key figures

(In millions of Euro except for per share information and average number of employees. Rest of world information included with Europe)

	Three month period ended March 31, 2006			Three month period ended March 31, 2005		
	Total	Europe	USA	Total	Europe	USA
Revenues	56.5	39.8	16.7	40.4	27.7	12.7
Adjusted EBITDA[1]	4.3	7.2	(2.9)	1.0	3.7	(2.7)
Operating result (EBIT)	(11.0)	(0.6)	(10.4)	(8.3)	(4.2)	(4.1)
Net result	(11.0)			(9.7)		
Average number of employees	1,413	751	662	1,281[2]	637[2]	644
Earnings per share	(0.12)			(0.26)		

1 Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 *Share-based Payments.*
2 The average number of employees for the three month period ended March 31, 2005 excludes employees of Tele Atlas India Ltd which was sold in the first quarter of 2005.

Commentary on the performance of the Company

Basis of preparation

These interim financial statements have been drawn up in compliance with International Accounting Standard 34. The accounting policies and methods of computation are consistent with those used for drawing up the financial statements as at December 31, 2005. There have been no significant new accounting pronouncements.

Revenues

Tele Atlas' revenues for the first quarter of 2006 increased by 40% to €56.5 million as compared to €40.4 million for the first quarter of the 2005. Adjusted for changes in exchange rates revenues grew approximately 35%. European revenues for the quarter increased by 44% to €39.8 million from €27.7 million during 2005, primarily as the result of growth in the personal navigation segment. North American revenues for the first quarter increased by 31% to €16.7 million compared to €12.7 million for the same period in 2005 primarily due to increases the enterprise and government segment. Adjusted for changes in exchange rates North American revenues grew approximately 18%.

Revenues per segment
(In millions of Euro)

	3 months ending March 31, 2006			3 months ending March 31, 2005		
	Europe	USA	Total	Europe	USA	Total
Automotive navigation	10.9	1.6	12.5	9.4	1.0	10.4
Data products navigation	5.8	0.1	5.9	5.4	-	5.4
Personal navigation	18.9	1.7	20.6	9.4	1.3	10.7
Enterprise and government	2.7	10.3	13.0	2.0	8.7	10.7
Other segments	1.5	3.0	4.5	1.5	1.7	3.2
Total sales	39.8	16.7	56.5	27.7	12.7	40.4

During the first quarter of 2006, worldwide revenues in the personal navigation segment increased by 92% to €20.6 million compared to €10.7 million in the same quarter of the previous year. European personal navigation revenues for the quarter were €18.9 million, an increase of 101% over the prior year. North American personal navigation revenues were €1.7 million, an increase of 27% over the prior year.

Worldwide revenues in the automotive navigation segment increased by 21% to €12.5 million from €10.4 million in the previous year. Europe revenue in this segment was €10.9 million, an increase of 17% over the prior year. North American revenue was €1.6 million, an increase of 58% over the prior year. Revenues from data products, a segment that today primarily exists in Europe, increased by 8%.

First quarter revenue for the enterprise and government sector increased by 22% to €13.0 million compared to €10.7 million in the same period of the prior year. Europe revenue in this segment was

€2.7 million, an increase of 36% over the prior year. Revenue in this segment in North America increased by 19% to €10.3 million as compared to €8.7 million in the previous year.

Revenue in the other segments, consisting of Internet, telematics and consumer wireless markets, increased 40% to €4.5 million primarily as a result of increased revenues in the wireless and Internet segment in North America.

Work performed by the Company and capitalized

In accordance with International Financial Reporting Standards the Company capitalizes and amortizes internally generated databases and tools. Correspondingly, the Company recognizes additions during the period to its databases and tools as a reduction to operating expenses in the consolidated statement of operations. The Company has determined that for North America, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. As a result, capitalization of database activities is discontinued as of January 1, 2006. During the first quarter of 2006, additions to databases amounted to €1.4 million as compared to €6.4 million during the same period in 2005. Capitalized tools amounted to €0.7 million as compared to €0.8 million during the same period in 2005.

Databases are amortized over a period of ten years, while tools are amortized over five years. The resultant amortization charge for databases and tools recognized in the consolidated statement of operations for the first quarter of 2006 was €10.0 million as compared to €10.6 million in 2005.

Operating expenses

Operating expenses excluding depreciation, amortization, capitalization and employee stock option expense ("Adjusted Operating Expenses") for the first quarter of 2006 increased by 32% to €52.2 million from €39.4 million in 2005. Excluding the effect of changes in exchange rates, operating expenses increased by 27%.

Cost of revenue consist mainly of production costs of navigation CD's, royalties paid for the use of source data and contributions to co-marketing funds with our customers which are variable based on revenue. These costs increased by 42% to €7.5 million in the first quarter from €5.3 million in 2005, in line with increased sales.

Including employee stock option expense, personnel expenses in the first quarter of 2006 increased by 21% to €30.6 million from €25.2 million in 2005. Expense related to share based payments in the first quarter of 2006 amounted to €4.8 million as compared to €3.5 million during the same period in 2005. Excluding employee stock option expense, personnel expenses in the first quarter of 2006 increased by 19% to €25.8 million from €21.7 million in 2005 as a result of increased number of employees. Excluding the effect of changes in exchange rates, personnel expenses increased by 13%.

Other operating expenses during the quarter increased by 52% to €18.9 million from €12.4 million in the same period during 2005. Excluding the effect of changes in exchange rates, other operating expenses increased by 47%. This increase was primarily the result of higher outsourcing costs and higher marketing costs and costs of source material.

Net result

The earnings before interest, taxes, depreciation, amortization, share based payments and capitalization of database development costs (Adjusted EBITDA) for the first quarter of 2006 improved to a profit of €4.3 million as compared to a profit of €1.0 million for the same period in 2005. Adjusted EBITDA from European operations increased to €7.2million for the first quarter of 2006 from €3.7 million in the same period in 2005 as a result of increased sales revenues. The Adjusted EBITDA loss in North America increased slightly to €2.9 million in 2006 from €2.7 million in 2005.

The consolidated operating result (EBIT) for the first quarter was a loss of €11.0 million, from a loss of €8.3 million in the same period of the previous year.

Net financial income, including interest paid and received along with other financing charges amounted to a gain of €1.2 million during the first quarter of 2006, compared to €0.2 million in the same period of the previous year.

The Share of Result in Associate relates to our share in the result of the joint venture in China. The Net Loss on Remeasurement of Investments at Fair Value for the quarter was €0.1 million, which was the result of a decrease in the share price of Infotech.

The income tax charge for the three month period was a €0.9 million, compared to a charge of €1.1 million in the same period of the previous year.

Tele Atlas' consolidated after tax net loss during the first quarter of 2006 was €11.0 million, compared with a net loss for the same period in 2005 of €9.7 million.

Cash flow

The overall cash flow from operating activities for the first quarter of the year was an outflow of €1.6 million as compared to an inflow of €19.4 million during the same period during 2005. The cash inflow in the first quarter of 2005 was positively impacted by a €10.0 million prepayment of royalties by a customer and strong accounts receivable collection.

Cash outflow from investing activities increased to €7.2 million from €0.9 million in the same period of 2005. In March 2006, the Company acquired a source materials in Mexico for an amount of €1.8 million. In addition we are in the early stages of expanding our position in our Chinese joint venture, NaviAtlas. During the quarter we advanced €3.5 million in funds to this operation. This amount is reflected as an investment at cost in our financial statements.

Equity

During the first quarter of 2006, 160,000 options were granted to management and employees of the Company under the 2004 Stock Option Plan.

As of March 31, 2006, options on 6,631,986 shares were held by management and employees of the Company of which 2,270,237 were vested.

Personnel

At March 31, 2006 Tele Atlas had 1,425 full time employees world wide (December 31, 2005 1,391). Including Europe 747 (December 31, 2005: 741), North America 641 (December 31, 2005: 641) and Rest of World 9 (December 31, 2005: 9)

Consolidated statement of operations

	3 months ended March 31,	
	2006	2005
	(in thousands of euros, except for per share information)	
Revenues	56,515	40,400
Cost of purchased material and services	7,532	5,286
Personnel expenses	30,629	25,240
Depreciation and amortization	12,539	12,864
Amortisation of goodwill	-	75
Other operating expenses	18,872	12,390
Total operating expenses	69,572	55,855
Capitalized databases and tools	2,100	7,151
Net operating expenses	67,472	48,704
Operating result (loss)	**(10,957)**	**(8,304)**
Interest income and expenses	1,171	193
Foreign currency exchange gains/losses	(176)	(178)
Share in result of associate	(37)	-
Net loss on remeasurement of investment at fair value	(103)	-
Result (loss) before income taxes	**(10,102)**	**(8,289)**
Income tax	(883)	(1,060)
Net result (loss) from continuing operations	**(10,985)**	**(9,349)**
Result (loss) from discontinued operations	-	(384)
Net result (loss)	**(10,985)**	**(9,733)**
Net result (loss) per share (basic)	(0.12)	(0.26)
Net result (loss) per share (diluted)	(0.12)	(0.26)
Weighted average shares outstanding (basic)	89,648,258	38,022,375

Consolidated balance sheet

	March 31, 2006	December 31, 2005
	(in thousands of euros)	
ASSETS		
Current assets		
Cash and cash equivalents	189,349	200,795
Accounts receivable	44,599	42,005
Inventories	862	907
Prepaid expenses and other current assets	5,662	5,476
TOTAL CURRENT ASSETS	240,472	249,183
Non current assets		
Investments		
- Investment at cost	3,547	-
- investment at equity value	178	227
- Investment at fair value	2,451	2,554
	6,176	2,781
Tangible fixed assets		
- property, plant and equipment	10,954	10,599
Intangible assets		
- databases and tools	237,424	246,855
- goodwill	22,074	22,445
- other	14,317	14,721
Total intangible fixed assets	273,815	284,021
Deferred tax	16,682	15,076
TOTAL NON-CURRENT ASSETS	307,627	312,477
Total assets	**548,099**	**561,660**

EQUITY AND LIABILITIES	March 31, 2006	December 31, 2005
	(In thousands of Euros)	
Current liabilities		
Short term debt and current portion of long term debt	336	-
Trade accounts payable	13,001	14,135
Income tax payable	3,701	3,043
Accrued expenses and other liabilities	34,739	41,292
Deferred revenues	4,957	4,737
TOTAL CURRENT LIABILITIES	56,734	63,207
Non- current liabilities		
Deferred taxes	17,433	17,930
Pension accrual	4,803	4,625
Other non-current liabilities	53	78
TOTAL NON- CURRENT LIABILITIES	22,289	22,633
Shareholders' equity		
Ordinary shares, at par €0.10	8,966	8,962
Additional paid in capital	618,181	617,844
Foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments	(17,151)	(16,234)
Accumulated result (deficit)	(129,935)	(112,912)
Result (loss) current year	(10,985)	(21,840)
TOTAL SHAREHOLDERS' EQUITY	469,076	475,820
Total equity and liabilities	**548,099**	**561,660**

Consolidated statements of cash flows

	3 months ended March 31,	
	2006	2005
	(in thousands of euros)	
Cash flow from operating activities		
Operating results	(10,957)	(8,304)
Depreciation and amortization	12,539	12,939
Change in non-current liabilities	153	160
Change in net working capital and other changes	(6,665)	18,484
Share based compensation credited to equity	4,817	3,507
Cash generated from operations	(113)	26,786
Interest received	714	274
Interest paid	(44)	(259)
Tax paid	(87)	(264)
Net cash from operating activities	470	26,537
Production of own fixed assets capitalized	(2,100)	(7,151)
Net cash from (used in) operating activities after capitalization databases and tools	(1,630)	19,386
Cash flow from investing activities		
Investments in subsidiaries, net of cash acquired	(3,547)	(286)
Purchase of databases	(1,807)	
Purchase of property, plant and equipment	(1,888)	(624)
Net cash used in investing activities	(7,242)	(910)
Cash flow from financing activities		
Payments of expenses related to issue of ordinary shares	(2,903)	
Exercise of stock options	329	711
Net cash from (used in) financing activities	(2,574)	711
Net increase (decrease) in cash and cash equivalents from continuing operations	(11,446)	19,187
Net cash flow from operating activities from discontinued operations	-	221
Cash flow from investing activities discontinued operations	-	(605)
Net increase (decrease) in cash and cash equivalents from discontinued operations	-	(384)
Total increase (decrease) in cash and cash equivalents	(11,446)	18,803
Cash and cash equivalents at the beginning of the period	200,795	44,920
Cash and cash equivalents at the end of the period	189,349	63,723

Consolidated statement of changes in shareholders' equity

	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Additional paid-in capital	Treasury shares	Foreign currency adjustment, net of recognition of deferred tax	Accumu lated deficit	Total
			(in thousands of euros)				
Balance as of January 1, 2005	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**
Foreign currency adjustment	-	-	-	-	5,624	-	5,624
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	(3,187)	-	(3,187)
Total income for the year recognized in equity	-	-	-	-	2,437	-	2,437
Net result for the period	-	-	-	-	-	(9,733)	(9,733)
Total income for the year	-	-	-	-	2,437	(9,733)	(7,296)
Exercise of options	40	-	356	190	-	125	711
Share based compensation	-	-	-	-	-	3,507	3,507
Balance as of March 31, 2005	**3,841**	**3,528**	**452,378**	**(61)**	**(24,448)**	**(138,628)**	**296,610**
Balance as of January 1, 2006	**8,962**	**-**	**617,844**	**-**	**(16,234)**	**(134,752)**	**475,820**
Foreign currency adjustment	-	-	-	-	(3,161)	-	(3,161)
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	2,562	-	2,562
Total income for the year recognized in equity	-	-	-	-	(599)	-	(599)
Net result for the period	-	-	-	-	-	(10,985)	(10,985)
Total income for the year	-	-	-	-	(599)	(10,985)	(11,584)
Exercise of options	4	-	325	-	-	-	329
Cost offering 2005	-	-	12	-	-	-	12
Share based compensation	-	-	-	-	-	4,817	4,817
Tax on items charged or credited to equity	-	-	-	-	(318)	-	(318)
Balance as of March 31, 2006	**8,966**	**-**	**618,181**	**-**	**(17,151)**	**(140,920)**	**469,076**

Shareholders positions of
Corporate Bodies

The Supervisory Board members and the statutory directors of Tele Atlas NV held the following number of shares and share options in Tele Atlas NV on March 31, 2006

Statutory Directors	**Shares**	**Vested Options**
Alain De Taeye	28,369	345,313
George Fink	-	345,313

Supervisory Board	**Shares**	**Vested Options**
Wim Dik	300	938
Bandel Carano	-	8,750
Charles Cotton	-	12,500
Holger von Hebel	-	-
Peter Morris	-	8,750
George Schmitt	-	12,500
Joost Tjaden	8,563	8,750

AD HOC RELEASE


Tele Atlas

TELE ATLAS REPORTS CONTINUED REVENUE GROWTH AND A STRONG IMPROVEMENT IN EBITDA IN THE FIRST QUARTER 2006

's-Hertogenbosch, April 27, 2006 --- Tele Atlas NV, a leading provider of geographic content, reports a 40% revenue growth up to € 56.5 million for the first quarter 2006 compared to € 40.4 million in the first quarter of 2005. European revenues rose in the first quarter 2006 by 44 % to € 39.8 million (Q1 2005: € 27.7 million). This result was largely due to higher sales in the personal navigation segment, which grew by 101% over the prior year. North American revenues increased by 31% to € 16.7 million largely as a result of higher revenues from the government and enterprise sector segment, as well as the automotive segment.

Tele Atlas Group's Adjusted EBITDA[1] (overall operating result before capitalization, depreciation, amortization and employee stock option expense) for the first quarter 2006 improved to a profit of € 4.3 million, compared to a profit of € 1.0 million during the same period 2005. Adjusted EBITDA from European operation increased with € 3.5 million to € 7.2 million for the first quarter 2006. The Adjusted EBITDA loss in North America slightly increased by € 0.2 million to € 2.9 million in 2006 with increased revenues being offset completely by increases in operating cost.

Due to decreased capitalization of database development costs, the consolidated operating result (EBIT) for the first quarter was a loss of € 11.0 million, compared to a loss of € 8.3 million in the same period of the previous year. The consolidated after tax net loss during the first quarter of 2006 was € 11.0 million, compared with a loss for the same period in 2005 of € 9.7 million.

Prospects
The previously provided guidance for 2006 of approximately € 250 million in revenues and Adjusted EBITDA of approximately € 40 million remains unchanged. After the effects of depreciation and amortization, share based payment expense, capitalization of database development costs and other non-cash items, this level of Adjusted EBITDA is expected to produce an operating loss for the year of approximately € 33 million.
These amounts exclude the impact of any acquisitions which may be completed in 2006. This forecast is based on the company's current expectations. This forecast is forward-looking and actual results may differ materially.

Tele Atlas - ISIN: NL0000233948
Eurolist by Euronext Symbol: TA
Geregelter Markt in Frankfurt (TecDax) Symbol: TA6
WKN: 927101

---

[1] In Tele Atlas' view, Adjusted EBITDA provides a better representation of the Company's results than operating income.

Jasper Vredegoor, Investor Relations
Tel.: +31 (73) 6402175, jasper.vredegoor@telatlas.com
www.teleatlas.com

Tele Atlas Find more

Quarterly Report

Q2-2006



Introduction by management board

Main Results

Tele Atlas' revenues for the second quarter of 2006 increased by 17% to €60.0 million as compared to €51.3 for the second quarter of 2005. Revenues for the first six months increased by 27% to €116.5 million, compared to €91.7 million the previous year

Revenues in Europe increased in the second quarter by 22% to €45.1 million from €37.0 million during the same period in 2005. This increase was primarily the result of significantly higher sales in the personal navigation segment. This was partly offset by lower revenues in the automotive navigation resulting from previously announced reductions in the company's conversion and compilation activities for certain customers. Revenues for the first six months in Europe increased by 31% compared to the previous year. Revenues in North America for the second quarter of 2006 increased 4% to €14.9 million from €14.3 million for the prior year primarily as a result of increases in revenues from personal navigation which were partially offset by declines in automotive navigation revenues. Excluding exchange effects, the increase in North American revenue was 2%. Six month revenue in North America increased by 17% (10% excluding currency effects).

Excluding depreciation, amortization, capitalization and employee stock option expense, adjusted operating expenses increased by 19% in the second quarter of 2006 to €52.6 million from €44.1 million in the same period of 2005. Adjusted operating expenses in the first six months increased by 26% to €104.9 million from €83.5 million in the previous year. Depreciation and amortization decreased from €13.3 million in the second quarter of 2005 to €12.3 million in the second quarter of 2006. Capitalization of database and tool development costs, which are treated as a reduction of operating expenses, decreased to €2.5 million from €9.1 million in the same period of the previous year. Employee stock option expense was €5.3 million for the second quarter of 2006 versus €3.7 million for the second quarter of 2005. Including depreciation, amortization and employee stock option expense, total operating expenses increased by 15% in the second quarter of 2006 to €70.2 million from €61.0 million in the second quarter of 2005.

Adjusted EBITDA[1] for the second quarter of 2006 was a profit of €7.3 million as compared to a profit of €7.2 million for the same period in 2005. Adjusted EBITDA from European operations increased to €11.9 million for the second quarter of 2006 from €8.9 million in the same period in 2005 as a result of the increase in sales revenues. The Adjusted EBITDA loss in North America increased to €4.6 million in 2006 from €1.7 million in 2005 with a slight increase in revenues but higher operating costs. The adjusted EBITDA for the first six months of 2006 improved to a profit of €11.6 million from a profit of €8.2 million for the same period in 2005.

The consolidated operating result (EBIT) for the second quarter was a loss of €7.7 million, from a loss of €0.7 million in the same period of the previous year as a result of lower capitalized database and tool development costs and higher employee stock option expense. The company realized a tax benefit of €11.5 million as compared to a tax expense of €0.9 million in the same quarter of the previous year. The tax benefit realization was mainly the result of a one time €10.7 million benefit which was recognized following the approval by the Dutch tax authorities of the reclassification for tax purposes of certain intercompany financing. The consolidated after tax net profit during the second quarter of 2006 was €4.5 million, compared with a loss for the same period in 2005 of €1.3 million.

The overall cash flow from operating activities for the second quarter of the year was an outflow of €5.2 million as compared to an outflow of €6.5 million during the same period in 2005.

[1] Adjusted EBITDA is the operating result before capitalization of database and tool development costs, depreciation and amortization and before costs related to IFRS 2 Share-based Payments

Other Significant Events

Commercial developments

In the second quarter TeleNav was added as a new partner to the Tele Atlas customer portfolio. TeleNav supplies Location Based Services (LBS) such as voice GPS navigation, mobile resource management, asset GPS tracking, local search and other LBS services. The applications run on multiple carriers worldwide over standard mobile phones, BlackBerry, Symbian, Palm Treo and Windows Mobile devices.

Tele Atlas also signed an agreement which extended its relationship with digital entertainment leader Pioneer Corporation. Under the agreement Tele Atlas will supply European and North American digital map data and point of interest (POI) content for Pioneer's current and future in car navigation systems, including the new AVIC-X1BT and AVIC-N3 series of products.

In Italy, Tele Atlas' agreement with AvMap was renewed for an additional three years. AvMap develops navigation systems which are used for example by Peugeot in Italy for sale with the Peugeot 206 and 1007 models.

During the quarter, Siemens VDO launched their second generation Personal Navigation Device powered by Tele Atlas maps.

The company announced the Tele Atlas DeveloperLink(SM) program, designed to provide developers access to free map data and technical and business resources to support the creation of next-generation map-enabled applications. More than 300 developers are now using Tele Atlas data to develop new wireless and personal navigation applications. DeveloperLink also provides a first-of-its-kind online networking community for application developers bringing new location based and navigation services to market.

Tele Atlas also announced a collaboration with Inrix, Inc. to optimally collect, integrate and deliver enhanced Tele Atlas traffic solutions and related map information within wireless applications and personal and in-car navigation systems. This arrangement provides Tele Atlas customers with access to Inrix's real-time and predictive traffic information and allows next generation navigation solutions to feature applications such as traffic-influenced dynamic routing. Inrix currently provides real-time traffic incident information for 138 metropolitan markets and real-time traffic speed and dynamic predictive information for more than 20 markets.

Coverage, Content and Quality

In the second quarter of 2006 Tele Atlas significantly expanded its coverage in Eastern Europe with expansion of coverage in the Baltic states of Latvia, Lithuania and Estonia. Significant coverage expansion has also been realized in Poland and Russia as well as in Northern Ireland and Portugal.

We also released more than 500 additional 3D landmarks, for improved display of important buildings in more than 20 cities across Europe. Database content in Europe was improved with the addition of elevation features. This digital terrain elevation product has been released to our customers and allows an even better reflection of reality by enhancing height differences from surface entities such as vegetation, buildings, lakes or other features.

At the beginning of the second quarter we released the first version of our integrated North American database to our non-navigation customers and to certain key navigation customers for testing purposes. Late in the quarter we made an additional release to key navigation customers for incorporation in their products.

In the Asia Pacific region we have entered into a binding agreement to create a joint venture that will acquire the mapping business of PT NavIndo. Under this transaction Tele Atlas will pay approximately €1.0 million for 75% of this business. Additionally we are currently restructuring our existing Chinese joint venture with plans to significantly expand our presence in China.

During the quarter, Tele Atlas obtained recertification in Europe to the ISO TS 16949 and in North America to the ISO 9001 standards. Tele Atlas continues to be the only digital mapping company to have world-wide ISO certification. The ISO TS 16949 certification is the internationally accepted automotive quality standard and Tele Atlas continues to be the only digital mapping company world-wide to retain this ISO certification for the complete production process from first discussions with the automotive customer, through product design and development to production, delivery and service.

Outlook

The previously provided guidance for 2006 for revenues of approximately €250 million, Adjusted EBITDA of approximately €40 million and operating loss (EBIT) of €33 million remains unchanged. These amounts exclude the impact of any acquisitions which may be completed in 2006. This outlook is based on current circumstances and expectations of future market and business, and is subject to revision.



Key figures

(In millions of Euro except for per share information and average number of employees. Asia Pacific information included with Europe)

	Three month period ended June 30, 2006			Three month period ended June 30, 2005		
	Total	Europe	USA	Total	Europe	USA
Revenues	60.0	45.1	14.9	51.3	37.0	14.3
Adjusted EBITDA[1]	7.3	11.9	(4.6)	7.2	8.9	(1.7)
Operating result (EBIT)	(7.7)	4.4	(12.1)	(0.7)	2.1	(2.8)
Net result	4.5			(1.3)		
Average number of employees	1,442	769	673	1,271	657	614
Earnings per share	0.05			(0.03)		

	Six month period ended June 30, 2006			Six month period ended June 30, 2005		
	Total	Europe	USA	Total	Europe	USA
Revenues	116.5	84.9	31.5	91.7	64.7	27.0
Adjusted EBITDA[1]	11.6	19.1	(7.5)	8.2	12.6	(4.4)
Operating result (EBIT)	(18.7)	3.8	(22.5)	(9.0)	(2.1)	(6.9)
Net result	(6.5)			(11.1)		
Average number of employees	1,428	760	668	1,276[2]	647[2]	629
Earnings per share	(0.07)			(0.29)		

1 Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

2 The average number of employees for the six month period ended June 30, 2005 excludes employees of Tele Atlas India Ltd which was sold in the first quarter of 2005.

Commentary on the performance of the Company

Basis of preparation

These interim financial statements have been drawn up in compliance with International Accounting Standard 34. The accounting policies and methods of computation are consistent with those used for drawing up the financial statements as at December 31, 2005. There have been no significant new accounting pronouncements.

Revenues

Tele Atlas' revenues for the second quarter of 2006 increased by 17% to €60.0 million as compared to €51.3 million for the second quarter of the 2005. Adjusted for changes in exchange rates revenues grew 16%. European revenues for the quarter increased by 22% to €45.1 million from €37.0 million during 2005, primarily as the result of growth in the personal navigation segment. North American revenues for the second quarter increased by 4% to €14.9 million compared to €14.3 million for the same period in 2005 primarily due to increases in the personal navigation. Adjusted for changes in exchange rates North American revenues grew 2%.

Revenues per segment
(In millions of Euro)

	3 months ending June 30, 2006			3 months ending June 30, 2005		
	Europe	USA	Total	Europe	USA	Total
Automotive navigation	10.3	2.8	13.1	11.3	3.6	14.9
Data products navigation	6.3	0.1	6.4	8.3	-	8.3
Personal navigation	23.5	2.0	25.5	12.8	1.4	14.2
Enterprise and government	3.8	8.6	12.4	3.2	7.9	11.1
Other segments	1.2	1.4	2.6	1.4	1.4	2.8
Total sales	45.1	14.9	60.0	37.0	14.3	51.3

	6 months ending June 30, 2006			6 months ending June 30, 2005		
	Europe	USA	Total	Europe	USA	Total
Automotive navigation	21.2	4.4	25.6	20.7	4.8	25.5
Data products navigation	12.1	0.2	12.3	13.7	-	13.7
Personal navigation	42.4	3.7	46.1	22.2	2.7	24.9
Enterprise and government	6.5	18.9	25.4	5.2	16.5	21.7
Other segments	2.7	4.4	7.1	2.9	3.0	5.9
Total sales	84.9	31.5	116.5	64.7	27.0	91.7

During the second quarter of 2006, worldwide revenues in the personal navigation segment increased by 81% to €25.5 million compared to €14.2 million in the same quarter of the previous year. The 2006 revenues represent 1.5 million units personal navigation units as compared to 1.1 million units in the first quarter. European personal navigation revenues for the quarter were €23.5 million, an increase of 84% over the prior year. North American personal navigation revenues were

€2.0 million, an increase of 50% over the prior year. Worldwide revenue in the personal navigation segment for the first six months increased by 86%.

Worldwide revenues in the automotive navigation segment decreased by 12% to €13.1 million from €14.9 million in the previous year. The 2006 revenues for the second quarter represent 0.4 million units as compared to 0.4 million units in the first quarter. Europe revenue in this segment was €10.3 million, a decrease of 9% over the prior year from €11.3 million in the prior year. The decrease in revenues in European automotive navigation revenues resulted from the impact of an approximately €1.1 million reduction in compilation and conversion revenues for services performed for one customer and a reduction of inventory in the distribution channel by one of our customers. As previously announced, the company has restructured several of its customer contracts so that this revenue is no longer reflected in its accounts. As discussed in the cost of revenue section, this change also resulted in a reduction in the company's cost of revenues. North American revenue was €2.8 million, a decrease of 21% over the prior year. This decrease resulted mainly from lower revenues on after market systems sold by a major customer of the company, of which second quarter sales in 2005 were high due to new product introductions. This was also impacted by a change in the contract with the customer that changed the date license fees were payable from the date the DVD was manufactured to the date the product was shipped to by the customer to their customer. Worldwide revenue in the automotive navigation segment for the first six months increased by 1% to €25.6 million.

Revenues from data products, a segment that today primarily exists in Europe decreased 23% from €8.3 million in 2005 to €6.3 million in 2006 due to reduced demand for map updates for older CD based systems and a shift in sales from the dealer and consumer channel towards the platform channel.

Second quarter revenue for the enterprise and government sector increased by 11% to €12.4 million compared to €11.1 million in the same period of the prior year. Europe revenue in this segment was €3.8 million, an increase of 19% over the prior year. Revenue in this segment in North America increased by 8% to €8.6 million.

Revenue in the other segments, consisting of Internet, telematics and consumer wireless markets, decreased with 11% to €2.5 million primarily as a result of decreased revenues in the consumer wireless segment in Europe.

Work performed by the Company and capitalized

In accordance with International Financial Reporting Standards the Company capitalizes and amortizes internally generated databases and tools. Correspondingly, the Company recognizes additions during the period to its databases and tools as a reduction to operating expenses in the consolidated statement of operations. The Company has determined that for North America, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. As a result, capitalization of database activities was discontinued as of January 1, 2006. During the second quarter of 2006, additions to databases amounted to €1.5 million as compared to €7.4 million during the same period in 2005. Capitalized tools amounted to €1.1 million as compared to €1.7 million during the same period in 2005.

Databases are amortized over a period of ten years, while tools are amortized over five years. The resultant amortization charge for databases and tools recognized in the consolidated statement of operations for the second quarter of 2006 was €9.9 million as compared to €10.9 million in 2005.

Operating expenses

Operating expenses excluding depreciation, amortization, capitalization and employee stock option expense ("Adjusted Operating Expenses") for the second quarter of 2006 increased by 19% to €52.6 million from €44.1 million in 2005. There was no significant effect of changes in exchange rates.

Cost of revenue consist mainly of production costs of navigation CD's, royalties paid for the use of source data and contributions to co-marketing funds with our customers which are variable based on revenue. These costs increased by 6% to €7.6 million in the second quarter from €7.2 million in 2005. Cost of revenue decreased as a percentage of revenue in the second quarter as a result of the reduction of compilation and conversion revenues for services performed for a customer. These reductions were partially offset by increased royalties paid to data partners for areas where we source data from third parties.

Including employee stock option expense, personnel expenses in the second quarter of 2006 increased by 15% to €31.9 million from €27.8 million in 2005. Expense related to share based payments in the second quarter of 2006 amounted to €5.3 million as compared to €3.7 million during the same period in 2005. Excluding employee stock option expense, personnel expenses in the second quarter of 2006 increased by 10% to €26.6 million from €24.2 million in 2005 as a result of increased number of employees. Adjusted for the effect of changes in exchange rates, personnel expenses excluding employee stock option expense increased by 9%.

Other operating expenses during the quarter increased by 44% to €18.4 million from €12.7 million in the same period during 2005. Excluding the effect of changes in exchange rates, other operating expenses increased by 43%. This increase was primarily the result of higher marketing costs, cost related to patents and costs related to advice on corporate governance and acquisition activities.

Net result

The earnings before interest, taxes, depreciation, amortization, share based payments and capitalization of database and tool development costs (Adjusted EBITDA) for the second quarter of 2006 slightly increased to a profit of €7.3 million as compared to a profit of €7.2 million for the same period in 2005. Adjusted EBITDA from European operations increased to €11.9 million for the second quarter of 2006 from €8.9 million in the same period in 2005 as a result of increased sales revenues. The Adjusted EBITDA loss in North America increased to €4.6 million in 2006 from €1.7 million in 2005 as a result of increased cost. The Adjusted EBITDA for the first six months improved to a profit of €11.6 million from a profit €8.2 million.

The consolidated operating result (EBIT) for the second quarter was a loss of €7.7 million, from a loss of €0.7 million in the same period of the previous year as a result of lower capitalization and higher employee stock option expense.

Net financial income, including interest paid and received along with other financing charges amounted to a gain of €1.1 million during the second quarter of 2006, compared to €0.2 million in the same period of the previous year.

The Share of Result in Associate relates to our share in the result of the joint venture in China. The Net Loss on Remeasurement of Investments at Fair Value for the quarter was €0.4 million, which was the result of a decrease in the share price of Infotech.

The company realized a tax benefit of €11.5 million as compared to a tax expense of €0.9 million

in the same quarter of the previous year. The realization of the tax benefit was mainly the result of a one time €10.7 million benefit which was recognized following the approval by the Dutch tax authorities of the reclassification for tax purposes of certain intercompany financing. As a result of the change in reclassification €36.1 million of interest income, which was included in taxable results in the period 2000-2005, was reversed. This resulted in an increase in deferred tax assets of €10.7 million and a corresponding gain in the profit and loss account. In addition, exchange losses of € 17.2 million were reversed, leading to a reduction of €5.4 million in deferred taxes, with a corresponding decrease in equity, where tax benefits had previously been recognized.

Tele Atlas' consolidated after tax net profit during the second quarter of 2006 was €4.5 million, compared with a net loss for the same period in 2005 of €1.3 million. The net loss for the first six months improved to a loss of €6.5 million compared to a loss of €11.1 million in 2005.

Cash flow

The overall cash flow from operating activities for the second quarter of the year was an outflow of €5.2 million as compared to an outflow of €6.5 million during the same period during 2005. For the first six months of the year, the cash outflow was €6.8 million compared to an inflow of €12.9 million in the previous year.

Cash outflow from investing activities increased to €5.2 million from €1.5 million in the same period of 2005.

During the second quarter, the Company increased its investment in the Joint Venture NaviAtlas Changxiang Computer Co. Ltd. by €1.7 million. In addition advances were made to the joint venture amounting to €0.8 million, which have been classified in the cash flow statement as changes in working capital. Tele Atlas' total investment in China per June 30, 2006 amounts to €5.9 million. The Company has also guaranteed certain bank loans to the joint venture amounting to €0.5 million.

Equity

During the second quarter of 2006, 400,000 options were granted to management and employees of the Company under the 2004 Stock Option Plan.

As of June 30, 2006, options on 6,938,775 shares were held by management and employees of the Company of which 2,616,467 were vested.

Personnel

At June 30, 2006 Tele Atlas had 1,443 full time employees world wide (December 31, 2005 1,391). Including Europe 764 (December 31, 2005: 741), North America 668 (December 31, 2005: 641) and Rest of World 11 (December 31, 2005: 9)

Consolidated statement of operations

	6 months ended June 30,		3 months ended June 30,	
	2006	2005	2006	2005
	(in thousands of euros, except for per share information)			
Revenues	116,495	91,680	59,980	51,280
Cost of revenue	15,177	12,470	7,645	7,184
Personnel expenses	62,518	53,054	31,889	27,814
Depreciation and amortization	24,845	26,089	12,306	13,225
Amortization of goodwill	-	149	-	74
Other operating expenses	37,267	25,127	18,395	12,737
Total operating expenses	139,807	116,889	70,235	61,034
Capitalized databases and tools	(4,643)	(16,217)	(2,543)	(9,066)
Net operating expenses	135,164	100,672	67,692	51,968
Operating result (loss)	**(18,669)**	**(8,992)**	**(7,712)**	**(688)**
Interest income and expenses	2,339	394	1,168	201
Foreign currency exchange gains/losses	(228)	(207)	(52)	(29)
Share in result of associate	(63)	(21)	(26)	(21)
Net loss on remeasurement of investment at fair value	(465)	56	(362)	56
Result (loss) before income taxes	**(17,086)**	**(8,770)**	**(6,984)**	**(481)**
Income tax	10,582	(1,924)	11,465	(864)
Net result (loss) from continuing operations	**(6,504)**	**(10,694)**	**4,481**	**(1,345)**
Result (loss) from discontinued operations	-	(384)	-	-
Net result (loss)	**(6,504)**	**(11,078)**	**4,481**	**(1,345)**
Net result (loss) per share (basic)	(0.07)	(0.29)	0.05	(0.03)
Net result (loss) per share (diluted)	(0.07)	(0.29)	0.05	(0.03)
Weighted average shares outstanding (basic)	89,683,515	38,668,669	89,718,385	39,311,597

Consolidated balance sheet

	June 30,2006	December 31, 2005
	(in thousands of euros)	
ASSETS		
Current assets		
Cash and cash equivalents	179,626	200,795
Accounts receivable	44,738	42,005
Inventories	869	907
Loans to affiliates	781	-
Prepaid expenses and other current assets	5,036	5,476
TOTAL CURRENT ASSETS	231,050	249,183
Non current assets		
Investments		
- Investment at cost	3,547	-
- investment at equity value	1,803	227
- Investment at fair value	2,089	2,554
	7,439	2,781
Tangible fixed assets		
- property, plant and equipment	11,963	10,599
Intangible assets		
- databases and tools	225,648	246,855
- goodwill	21,312	22,445
- other	12,831	14,721
Total intangible fixed assets	259,791	284,021
Deferred tax	20,207	15,076
TOTAL NON-CURRENT ASSETS	299,400	312,477
Total assets	**530,450**	**561,660**

	June 30, 2006	December 31, 2005
	(in thousands of euros)	
EQUITY AND LIABILITIES		
Current liabilities		
Short term debt and current portion of long term debt	151	-
Trade accounts payable	10,407	14,135
Income tax payable	4,135	3,043
Accrued expenses and other liabilities	23,818	41,292
Deferred revenues	4,401	4,737
TOTAL CURRENT LIABILITIES	42,912	63,207
Non- current liabilities		
Deferred taxes	16,936	17,930
Pension accrual	4,985	4,625
Other non-current liabilities	449	78
TOTAL NON- CURRENT LIABILITIES	22,370	22,633
Shareholders' equity		
Ordinary shares, at par €0.10	8,975	8,962
Additional paid in capital	618,915	617,844
Foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments	(31,545)	(16,234)
Accumulated result (deficit)	(124,673)	(112,912)
Result (loss) current year	(6,504)	(21,840)
TOTAL SHAREHOLDERS' EQUITY	465,168	475,820
Total equity and liabilities	**530,450**	**561,660**

Consolidated statement of cash flows

	6 months ended June 30,		3 months ended June 30,	
	2006	2005	2006	2005
	(in thousands of euros)			
Cash flow from operating activities				
Operating results	(18,669)	(8,988)	(7,712)	(684)
Depreciation and amortization	24,845	26,238	12,306	13,299
Change in non-current liabilities	731	244	578	84
Change in net working capital and other changes	(20,704)	4,451	(14,039)	(14,033)
Share based compensation credited to equity	10,079	7,164	5,262	3,657
Cash generated from operations	(3,718)	29,109	(3,605)	2,323
Interest received	1,839	642	1,125	368
Interest paid	(228)	(351)	(184)	(92)
Tax paid	(100)	(279)	(13)	(15)
Net cash from operating activities	(2,207)	29,121	(2,677)	2,584
Production of own fixed assets capitalized	(4,643)	(16,217)	(2,543)	(9,066)
Net cash from (used in) operating activities after capitalization databases and tools	(6,850)	12,904	(5,220)	(6,482)
Cash flow from investing activities				
Investments in subsidiaries and loans to affiliates	(6,001)	(286)	(2,454)	-
Purchase of databases	(1,807)	-	-	-
Purchase of property, plant and equipment	(4,676)	(2,107)	(2,788)	(1,483)
Net cash used in investing activities	(12,484)	(2,393)	(5,242)	(1,483)
Cash flow from financing activities				
Payments of expenses related to issue of ordinary shares	(2,907)	-	(4)	-
Exercise of stock options	1,072	1,423	743	712
Net cash from (used in) financing activities	(1,835)	1,423	739	712
Net increase (decrease) in cash and cash equivalents from continuing operations	(21,169)	11,934	(9,723)	(7,253)
Net cash flow from operating activities from discontinued operations	-	221	-	-
Cash flow from investing activities discontinued operations	-	(605)	-	-
Net increase (decrease) in cash and cash equivalents from discontinued operations	-	(384)	-	-
Total increase (decrease) in cash and cash equivalents	(21,169)	11,550	(9,723)	(7,253)
Cash and cash equivalents at the beginning of the period	200,795	44,920	189,349	63,723
Cash and cash equivalents at the end of the period	179,626	56,470	179,626	56,470

Consolidated statement of changes in Shareholders' equity

	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Additional paid-in capital	Treasury shares	Foreign currency adjustment, net of recognition of deferred tax	Accumulated deficit	Total
			(in thousands of euros)				
Balance as of January 1, 2005	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**
Foreign currency adjustment	-	-	-	-	14,209	-	14,209
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	(8,232)	-	(8,232)
Total income for the year recognized in equity	-	-	-	-	5,977	-	5,977
Net result for the period	-	-	-	-	-	(11,078)	(11,078)
Total income for the year	-	-	-	-	5,977	(11,078)	(5,101)
Issue of ordinary shares	146	-	20,044	-	-	-	20,190
Exercise of options	54	-	947	251	-	171	1,423
Share based compensation	-	-	-	-	-	7,164	7,164
Balance as of June 30, 2005	**4,001**	**3,528**	**473,013**	**-**	**(20,908)**	**(136,270)**	**323,364**
Balance as of January 1, 2006	**8,962**	**-**	**617,844**	**-**	**(16,234)**	**(134,752)**	**475,820**
Foreign currency adjustment	-	-	-	-	(9,662)	-	(9,662)
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	(5,080)	-	(5,080)
Total income for the year recognized in equity	-	-	-	-	(14,742)	-	(14,742)
Net result for the period	-	-	-	-	-	(6,504)	(6,504)
Total income for the year	-	-	-	-	(14,742)	(6,504)	(21,246)
Exercise of options	13	-	1,059	-	-	-	1,072
Cost offering 2005	-	-	12	-	-	-	12
Share based compensation	-	-	-	-	-	10,079	10,079
Tax on items charged or credited to equity	-	-	-	-	(569)	-	(569)
Balance as of June 30, 2006	**8,975**	**-**	**618,915**		**(31,545)**	**(131,177)**	**465,168**

Shareholders' positions of Corporate Bodies

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and share options in Tele Atlas N.V. as of June 30, 2005

Statutory Directors Tele Atlas NV	Shares	Vested Options
Alain De Taeye	28,369	393,750
George Fink	-	393,750

Supervisory Board	Shares	Vested Options
Wim Dik	300	1,250
Bandel Carano	-	5,000
Charles Cotton	-	15,000
Stephan Rojahn	-	-
Peter Morris	-	5,000
George Schmitt	-	15,000
Joost Tjaden	8,563	5,000


Tele Atlas

AD HOC RELEASE UNDER THE TERMS OF § 15 WPHG (WERTPAPIERHANDELSGESETZ – SECURITIES TRADE ACT)

TELE ATLAS REPORTS € 60 MILLION REVENUE FOR SECOND QUARTER 2006 - COMPANY REITERATES 2006 REVENUE AND ADJUSTED EBITDA GUIDANCE

Tele Atlas NV, a leading global provider of geographic content, reports a 17% revenue growth up to € 60.0 million for the second quarter 2006 compared to € 51.3 million in the second quarter of 2005. European revenues rose in the second quarter 2006 by 22% to € 45.1 million (Q2 2005: € 37.0 million). This increase was primarily due to higher sales in the personal navigation segment which grew for the whole group by 81% (Europe 84%, North America: 50%).

Tele Atlas Adjusted EBITDA (overall operating result before capitalisation, depreciation, amortisation and employee stock option expense) for the second quarter 2006 increased to € 7.3 million from € 7.2 million during the same period in 2005. Adjusted EBITDA from European operations increased to € 11.9 million (Q2 2005: € 8.9 million). The Adjusted EBITDA loss in North America increased from € 1.7 million to € 4.6 million.

The Group reports an ongoing strong revenue growth in the personal navigation segment. Revenues increased by 81% to € 25.5 million compared to € 14.2 million in the same quarter of the previous year.

Tele Atlas' consolidated after tax net result in the second quarter was a profit of € 4.5 million compared to a loss for the same period in 2005 of € 1.3 million. The profit was generated partly due to a € 10.7 million tax benefit realized in connection with the settlement of several tax issues with Dutch tax authorities.

Prospects

The previously provided guidance for 2006 of approximately € 250 million in revenues and Adjusted EBITDA of approximately € 40 million and operating loss (EBIT) of € 33 million remains unchanged. These amounts exclude the impact of any acquisitions which may be completed in 2006. This outlook is based on current circumstances and expectations of future market and business, and is subject to revision.

Tele Atlas NV
Reitscheweg 7F
NL-5232 BX s'-Hertogenbosch
Jasper Vredegoor, Investor Relations
Tel.: +31 (73) 6402175
E-Mail: jasper.vredegoor@telatlas.com
www.teleatlas.com

ISIN: NL0000233948
WKN: 927101

Regulated Market at Frankfurt Stock Exchange (Prime Standard)
Index: TecDax / Symbol: TA6

Eurolist at Euronext at Paris Stock Exchange / Symbol: TA